Exhibit 99.1

A RESILIENT PORTFOLIO THROUGH THE CYCLE

Vedanta Limited

Annual Report

OUR PRESENCE

India Africa 15 1 6 4 3 5 2 14 14 23 24 26 2725 20 13 13 7 12 16 211718 8 9 19 11 10 22 Zinc-Lead-Sliver Oil & Gas Iron Ore Copper Aluminium Power Captive thermal power plant 1. Debari smelter 2. Chanderiya smelters 3. Rampura Agucha mine 4. Rajpura Dariba mine & smelters and Sindesar Khurd mine 5. Zawar mine 6. Talwandi Sabo power project 7. Silvassa refinery 8. Iron ore operations – Goa 9. Iron ore operations – Karnataka 10. Tuticorin smelter 11. MALCO power plant 12. Lanjigarh alumina refinery 13. Jharsuguda smelters & power plants 14. Korba smelters & power plants 15. Rajasthan block 16. Ravva (PKGM-1) block 17. KG-ONN-2003/1 block 18. KG-OSN-2009/3 block 19. PR-OSN-2004/1 block 20. Cambay (CB/052) block 21. MB-DWN-2009/1 block 22. SL 2007-01-001 block 23. Iron Ore project, Liberia 24. Skorpion mine, Namibia 25. Black Mountain mine, South Africa 26. Gamsberg, South Africa (Under development) 27. South Africa Block 1 Ireland 28 28. Lisheen mine, Ireland1 Australia 29. Mt. Lyell mine, Australia2 29 1 Lisheen had safe, detailed and fully-costed closure after 17 years of operation in November 2015 2 Under care and maintenance

OUR ASSETS

O&G	ZLS	Fe	Cu

Oil & Gas	Zinc-Lead-Silver	Iron Ore	Copper

•       Cairn India is one of India’s largest private sector oil and gas companies

•       Interest in seven blocks in India, and one in South Africa

•       Contributes to ~27% of India’s current domestic crude oil production

•       World’s second largest integrated zinc-lead producer

•       Operators of the world’s largest zinc mine at Rampura Agucha, India

•       One of the largest silver producers globally with an annual capacity of 16 moz

		• Vedanta is the largest producer exporter of iron ore in the private sector in India • Iron ore deposit in Liberia	• Smelting and mining operations across India and Australia • Largest custom copper smelter and copper rods producer in India

Vedanta Limited (formerly Sesa Sterlite Limited) is one of the world’s largest global diversified natural resource majors, with operations across zinc-lead-silver, oil & gas, iron ore, copper, aluminium and commercial power.

Our vision

To be a world class, diversified resources company, providing superior returns to our shareholders with high quality assets, low-cost operations and sustainable development.

CONTENTS

COMPANY OVERVIEW

Vedanta at a Glance	2
FY 2015-16 in Review	4
Chairman’s Statement	6
Chief Executive Officer’s Statement	8
Business Model	10
A Resilient Portfolio Through the Cycle	12
Strategic Framework	18
Key Performance Indicators	20
Profiles of the Board of Directors	22
Profiles of the Executive Committee	24
Awards	27

MANAGEMENT REVIEW

Market Overview	30
Management Discussion and Analysis	36
Sustainable Development and Corporate	70
Social Responsibility
Business Responsibility Report	86

STATUTORY REPORTS

Directors’ Report	106
Report on Corporate Governance	148

FINANCIAL STATEMENTS

STANDALONE
Independent Auditors’ Report	168
Balance Sheet	174
Statement of Profit and Loss	175
Cash Flow Statement	176
Notes	178

CONSOLIDATED
Independent Auditors’ Report	224
Balance Sheet	228
Statement of Profit and Loss	229
Cash Flow Statement	230
Notes	232
Salient features of Financial Statement of	294
Subsidiaries/Associated/Joint Ventures

Al	Pwr

Aluminium	Power

• The largest aluminium producer in India with a capacity of 2.3 mtpa • Strategically located large-scale assets with integrated power from captive power plants in states of Chhattisgarh and Odisha	• Power portfolio of 9 GW • 3.6 GW of commercial power generation capacity, balance for captive usage • One of the largest producers of wind power in India

Online annual report

ar2016.vedantalimited.com

Vedanta Limited Annual Report 2015-16

VEDANTA AT A GLANCE
COMMODITY

27%

CONTRIBUTION TO

INDIA’S CRUDE OIL

PRODUCTION

79%

MARKET SHARE IN

INDIA’S ZINC INDUSTRY

36%

MARKET SHARE IN INDIA’S

COPPER INDUSTRY

47%

MARKET SHARE IN

INDIA’S PRIMARY

ALUMINIUM INDUSTRY

160Cr

INVESTED IN SOCIAL

INITIATIVES

55,000

EMPLOYEES (DIRECT

AND INDIRECT)

20,600Cr

PAID TO THE EXCHEQUER

O&G PG 42 OIL & GAS ZLS PG 46 ZINC-LEAD- SILVER Fe PG 52 IRON ORE Cu PG 54 COPPER Al PG 56 ALUMINIUM Pwr PG 59 POWER

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

BUSINESSES	PRODUCTION VOLUME	EBITDA ( in Crore)	COST CURVE POSITION
Cairn India	204 k boepd	3,504	1st Quartile
	(Average daily
	gross production)

Zinc India (HZL)	889 kt	6,484	1st Quartile
Zinc International	226 kt	380	2nd Quartile

Iron Ore India	5.2 mt	402	1st Quartile

	Production recommenced in Goa in August 2015

Copper India	384 kt	2,205	2nd Quartile
Copper Mines	(Copper
	cathodes)
of Tasmania
(under care and maintenance)

Aluminium smelters at	923 kt	661	2nd Quartile
Jharsuguda and Korba	(Aluminium)
(BALCO), Lanjigarh	971 kt
alumina refinery	(Alumina)

			Based on Q4 FY 2015-16 cost

Power plants at	12.1 bn kwh	1,299
Talwandi Sabo,	(Power Sales)
Jharsuguda, MALCO and HZL wind Power

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Vedanta Limited Annual Report 2015-16

FY 2015-16 IN REVIEW

Vedanta has produced a robust set of results in a volatile market and the fundamentals of our business remain strong.

Offshore operations, Ravva

GROUP HIGHLIGHTS

Financial highlights

•	Free cash flow post growth capex at 11,572 Crore, driven by operating performance and working capital initiatives

•	Net debt reduced by 6,254 Crore; cash and cash equivalents of 52,666 Crore

•	Revenues at 63,931 Crore, EBITDA at 15,012 Crore EBITDA margin of 30%[1]

•	Attributable PAT (pre-exceptional) at 2,910 Crore

•	Exceptional items include a non-cash impairment charge of 12,304 Crore largely relating to impairment of Cairn India acquisition goodwill

•	Contribution of c. 20,600 Crore to the Indian Exchequer during the year, in the form of taxes, duties, royalties and profit petroleum

1	Excludes custom smelting at Zinc and Copper India operations

Operational highlights

•	Record annual production of zinc, lead, silver, aluminium, power and copper cathodes

•	Commenced ramp-up of capacities at Aluminium, Power and Iron Ore businesses

•	Entire power portfolio of 9,000 MW operational in March 2016

•	Successful ramp-up of Mangala Enhanced Oil Recovery Program

•	Achieved exit run rate production of 0.8 mt per month at Goa Iron Ore operations

•	Strong cost performance, with lower cost of production across all businesses

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

Navin Agarwal

CHAIRMAN

“

Vedanta has delivered strong operational performance in FY 2015-16 with relentless focus on cost discipline and improved productivity across all our operations that enabled us to deliver strong earnings and record cash flow. As a result, your company reduced debt and strengthened its ability to withstand volatility in the tough and challenging commodities market during the year. Vedanta achieved all of this while maintaining a disciplined approach to capital expenditure and cost optimisation.

I am proud of the significant progress that we have made in improving our operational efficiency and optimising costs. This is part of a continuous journey and we will take further steps over the coming year, leveraging the adoption of new technologies and encouraging a culture of innovation among our people.

KEY HIGHLIGHTS

63,931Cr

REVENUE

15,012Cr

EBITDA

11,572Cr

FREE CASH FLOW POST

GROWTH CAPEX

1.75Mn

PEOPLE BENEFITED THROUGH

COMMUNITY DEVELOPMENT

PROGRAMMES

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Vedanta Limited Annual Report 2015-16

CHAIRMAN’S STATEMENT

WE ARE COMMITTED TO DELIVERING VALUE FOR OUR SHAREHOLDERS, EMPLOYEES, COMMUNITIES AND OTHER STAKEHOLDERS

Navin Agarwal

CHAIRMAN

Dear Shareholders,

Vedanta has delivered strong operational performance in FY 2015-16 with relentless focus on cost discipline and improved productivity across all our operations that enabled us to deliver strong earnings and record cash flow. As a result, your Company reduced debt and strengthened its ability to withstand volatility in the tough and challenging commodities market during the year. Vedanta achieved all of this, while maintaining a disciplined approach to capital expenditure and cost optimisation.

“

We are committed to India’s focus on alleviating climate change. We have signed the Paris Pledge for action and are updating our carbon strategy, seeking innovative ways to reduce carbon emissions at our power plants.

Our total capital expenditure reduced significantly and our operations generated record free cash flow of  11,572 Crore after growth capex. During the period, we evaluated our operating cost structures that resulted in significant efficiency improvements; and we delivered US$ 250 mn this year against our stated target of delivering US$ 1.3 bn cost savings over four years.

Vedanta is consistently one of the largest contributors to the exchequer – to the tune of  20,600 Crore in FY 2015-16. During the year, we invested 160 Crore in our extensive CSR programmes across our global business locations, partnering with over 200 NGOs, local governments, hospitals and academic institutions on socio-economic development projects that benefited around 1.75 mn people.

At Vedanta, we believe in supporting developmental goals of local communities and governments. Our Nandghar project is an extension of this belief, which will enable women and children to have a facility for education and entrepreneurship opportunities at their doorsteps. We will construct 4,000 modern Anganwadis (state-of-the-art facilities) over three years. These facilities will be built with innovative technology, solar panels, toilets, and will provide safe drinking water, e-learning and healthcare. In the first phase, 25 lakh community members will benefit from this project.

I am confident that we are creating need-based programmes for community wellbeing, thus contributing to Vedanta’s efforts towards nation-building.

The health and safety of our employees continues to be at the top of our agenda. However, despite our best efforts to achieve a zero-harm culture, we had nine fatalities during the year. It is an imperative that we bring considerable improvement in our safety record. Our teams are working towards ushering in global best practices to ensure a safe working environment.

one vision . one vedanta .

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

Business performance

FY 2015-16 was a year in which we achieved record production of aluminium, power, copper cathodes and zinc at Zinc India. We began the ramp-up of our capacities at aluminium and iron ore, and operationalised our entire power portfolio of 9,000 MW. The ramp-up of capacities at our Aluminium, Iron Ore and Power businesses should deliver us over 60% volume growth in copper equivalent terms, and will drive strong free cash flows and maximise shareholder returns.

One of the highlights of the year was breaking ground at the Gamsberg project in South Africa, marking the commencement of activities at one of the world’s largest undeveloped zinc deposits.

This year, we resumed production at our iron ore operations in Goa, and we are positioned in the first quartile of the global cost curve. In addition, we gained approval to use power generated from three units of the Jharsuguda power plant for captive use, and received environmental clearance to expand Lanjigarh alumina refinery’s capacity. The removal of export duties on lower grades of iron ore and the increase in aluminium import duty will boost competitiveness and growth.

I am proud of the significant progress that we have made in improving our operational efficiency and optimising costs. This is part of a continuous journey and we will take further steps over the coming year, leveraging the adoption of new technologies and encouraging a culture of innovation among our people.

During the year, we announced a new project in the Make in India initiative of the Government of India, to create a 240-acre aluminium park next to our Jharsuguda smelter. This will serve as a market for downstream products and generate more than 17,000 jobs.

We are committed to India’s focus on alleviating climate change. We have signed the Paris Pledge for action and are updating our carbon strategy, seeking innovative ways to reduce carbon emissions at our power plants. Our dedication to environmental sustainability was recognised twice this year; CII’s Sustainable Plus – the world’s first and only corporate sustainable label – awarded us the Sustainability Plus Platinum Label (BBB rating), and we were listed on the Indian Climate

Disclosure Leadership Index in recognition of our disclosure of information on climate change.

Way forward

At Vedanta, we look forward to FY 2016-17 as a very exciting year ahead. We remain committed to delivering value for our shareholders, employees, communities and other stakeholders through our diversified portfolio of large, long-life and low-cost assets. In line with our stated strategy of simplifying our corporate structure, we aim to complete the merger of Vedanta Limited and Cairn India.

I express my gratitude for the sound guidance and contribution of my fellow Directors. I commend my teams as everyone at Vedanta has contributed to the Company’s growth and their commitment, dedication and sheer hard work is indeed an inspiration. As we continue to navigate our journey of improvement, let us together amplify our rich heritage, continue building a united approach, celebrate our diverse roots and be the leader to create value for all our stakeholders.

Sincerely,

Navin Agarwal

Chairman

“

I commend my teams as everyone at Vedanta has contributed to the Company’s growth and their commitment, dedication and sheer hard work is indeed an inspiration.

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Vedanta Limited Annual Report 2015-16

CHIEF EXECUTIVE OFFICER’S STATEMENT

OUR FOCUS HAS BEEN AND WILL CONTINUE TO REMAIN ON DELEVERAGING OUR BALANCE SHEET AND MAXIMISING FREE CASH FLOW. Tom Albanese CHIEF EXECUTIVE OFFICER

Dear Shareholders,

This year we successfully lowered production costs across all businesses, while achieving record annual production at Zinc India and of Aluminium, Power and Copper cathodes. This is the result of our continued efforts to drive innovation, to optimise our existing low-cost operations across our Tier 1 assets that position us strategically to benefit from future demand in India and globally. Our focus has been and will continue to remain on deleveraging our balance sheet and maximising free cash flow.

“

Vedanta will be a major participant in the building up of India. With a portfolio of relevant assets that are critical for infrastructure, Vedanta is well positioned to capitalise on the accelerated demand that is expected to result from this.

Resilience in a challenging global commodity landscape

I have seen the commodity cycle turn many times during my career. Having said that, FY 2015-16 has been disappointing, from a market perspective. The slide that began in FY 2014-15, continued. Several factors such as the overcapacity in China, the downgrading of many emerging economies and slower growth across Europe, all contributed to a depressed environment for commodities.

However, such cyclical downturns are part of the territory for us in the industry, and we only come out stronger, aided in particular by three factors.

The first being our cost optimisation initiatives across the board, which helped us protect cash flows and has ensured that despite softer prices, we were able to maintain 1st or 2nd quartile positions in the cost curves.

Our cost reduction is a direct result of the collective efforts of business programmes, operational excellence and modernisation of supply chains. It also reflects the ideas and execution of over 10,000 professionals. This is a collective effort that has an imprint of contributions from every level at Vedanta.

Secondly, a major portion of our capex programme was largely completed over a year ago. Going forward, our current requirements are low with FY 2016-17 capex expected to be around US$ 1 bn, half of which would be across the high return zinc projects at Gamsberg and Zinc India. In turn, and unlike some peers, our low capex levels allow us to focus on reducing net debt.

This leads me to our third strength. Our businesses – our Tier 1 assets with long mine lives and continued strong cash flows, give us a buffer against economic impacts.

Domestic scenario

Economic reforms in India are moving at a slow, but steady pace. There is progress on project approvals, and that has helped Vedanta accelerate our business objectives. The resumption of mining, power-sector reforms and the policy direction with respect to resources all point toward a well-thought intent by the Government of india. We expect that these efforts will be sustained, and will translate into visible ground action, especially in infrastructure and power-offtake kick-starting manufacturing activity once again.

India is witnessing a focused financial inclusion drive that is designed to drive demand from the level up, using technology to bring a vast number of people into the formal economy. This innovation is enabling a faster pace of growth as far as consumer demand is concerned, and if the monsoon holds out, as is being predicted, the take-off should happen. As an American living in India, I have been hugely impressed with how quickly the latest global innovation becomes embedded.

Vedanta will be a major participant in the building up of India. With a portfolio of relevant assets that are critical for infrastructure, as well as manufacturing industries, Vedanta is well positioned to capitalise on the accelerated demand that is expected to result from this.

Licence to operate

We were equally committed to health and safety across the organisation, as well as preserving and protecting our license to operate during the year; and community initiatives continue to be a key focus area for me.

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

No personal injury – much less, a fatality – is ever acceptable and we have been leading a ‘Zero Harm’ campaign to bring about a new culture of safety across the Company.

It was therefore with deep regret that we recorded nine fatalities during FY 2015-16. The majority were employees of contractors, but of course we make no distinction. Zero-incidents on our sites is the only acceptable outcome, and we are doubling our efforts to instil safety awareness, driven by every leader at every site.

Operational canvas

The markets have acknowledged the way we delivered on the operational front, and our commitment on ramping up of production is on track. The aluminium business has seen tough times due to weak market conditions. However, we managed to stay ahead of the curve due to significant re-engineering and cost reduction, along with stabilising our operations. We received the required approvals to use power from the 2,400 MW Jharsuguda power plant for captive purposes and we therefore commenced the ramp-up at the 1.25 mtpa Jharsuguda smelter.

Further, due to significant cost reductions, we have also begun the ramp up of the 325kt smelter at BALCO. Our 1,200 MW power plant at BALCO and 1,980 MW at Talwandi Sabo were also fully commissioned during the year. It is important to take cognizance of the fact that we now have a large built-up capacity of over 9,000 MW, which is more than most other companies.

We were also able to resume iron ore mining in Goa and significantly lower our costs, compared to what we had three years ago before the mining ban. We continue to engage with the state government for allocating a higher mining limit to us and to remove duplication of taxes, i.e. the Goa permanent fund and district mineral fund. Our other businesses also continued to build on good performances in FY 2015-16, such as the underground mine development at HZL; and first excavation at Gamsberg, the site of one of the world’s largest undeveloped zinc deposits. At Cairn, we successfully completed our enhanced oil recovery project - the world’s largest polymer injection oil project.

At the beginning of last fiscal, we had set three key priorities on the operations side. I am pleased to report good progress on two of these, while there is still work to be done on the third.

With requisite approvals in place, we began to ramp- up our world-class smelter at Jharsuguda, Odisha. This ramp-up is proceeding according to plan.

We have also ramped up our iron ore business. Our talks with the government and other stakeholders are headed in the right direction and we expect further momentum on this business as the regulatory scenario eases.

Our third priority was to secure a stable local source of bauxite for our aluminium smelters locally. Unfortunately, we have not succeeded in this respect so far. Nevertheless, we continue to explore a number of other options, but believe that Odisha is blessed with some of the best bauxite resources in the world, both in terms of quality and quantity. Our vision is to operate a fully integrated aluminium facility, with the best technology, and with the full consent of local communities.

Positive momentum

We will be eventually driven by the future state of our markets. We are reasonably sure that the worst in terms of adverse macro factors is behind us. We are now well positioned to take advantage of future opportunities, especially, as the cycle reverses. The long-term structural growth story in our consuming markets remains intact. India is taking rapid strides in all-round development and investments in infrastructure, all of which will need a large volume of natural resources and energy.

We are determined to build positive momentum, with an optimistic guidance from the market, going forward. Vedanta is sufficiently insulated to guard against unpredictable market vulnerabilities. We would like to see markets continue to improve, but we are certainly capable of running our business in weak markets. Our focus for this fiscal will continue to be optimising operational cost, simplifying our business structure and delivering on production targets.

We remain committed to generate maximum value for all stakeholders.

Tom Albanese

Chief Executive Officer

“

The long-life nature of our resource base underpins our track record of adding more to our reserves and resources (R&R). We continue to use our exploration skills to expand the potential of our ore bodies and petroleum reservoirs going forward.

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Vedanta Limited Annual Report 2015-16

STRATEGIC REPORT

BUSINESS MODEL

We focus on maximising returns from our long-life, low cost, scalable assets where we are now delivering strong free cash flows from a well-invested asset base.

We are committed to sustainable development in all aspects of our business with a well-developed sustainability framework which underpins everything that we do.

WHAT WE DO AND HOW WE ADD VALUE

Vedanta operates across the value chain, undertaking exploration, asset development, extraction, processing and value addition with a primary focus on upstream operations. We capitalise on our strategic capabilities to create value for all our stakeholders: our shareholders; our employees; our customers and the communities where we operate.

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

Value generation	License to operate

1. EXPLORATION & APPRAISAL

We invest in growing our existing assets and have an excellent track record of extending mine life wherever possible.	We invest in local infrastructure and water supplies to the benefit of local businesses and communities.

2. ASSET DEVELOPMENT

We develop world-class assets investing in productivity and focusing on continuous improvement to manage asset life as effectively as possible.	Growing our assets generates direct and indirect employment through sourcing of local labour, goods and services.

3. EXTRACTION

We operate low cost mines and oil fields, capitalising on our diverse portfolio to optimising production across commodity cycles, our strong position in India and our proximity to emerging markets.

4. PROCESSING & VALUE ADDITION

We focus on operational excellence and high asset utilisation to deliver top quartile cost performance and strong cash flow, selectively converting some of our primary metals into higher margin products, such as sheets, rods, bars, rolled products in our aluminium, copper and zinc businesses.

Moving into full production generates value for all stakeholders:

•	We provide personal development, training and healthcare for employees

•	We invest in community initiatives around our assets

•	We initiate environment projects to minimise the impact of our operations and increase bio-diversity

•	We develop close relationships with customers and suppliers

•	We generate a consistent dividend stream for shareholders and significant tax contributions to host governments

5. END OF MINE LIFE

We work closely with local communities and regional governments to rehabilitate our mines and restore the natural habitat.

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Vedanta Limited Annual Report 2015-16

A resilient portfolio through the cycle

O&G	Fe	Cu
ZLS	Al	Pwr

In FY 2015-16, Vedanta demonstrated resilience in the face of challenging commodities markets around the world. We remained cognizant of the long-term strategic priorities. Our strong portfolio of assets continued to deliver, and we adopted a disciplined approach to capital allocation, prioritising high-return low-risk projects to maximise cash flows.

1	Skorpion mine, Zinc International

2	Oil & Gas assets, Cairn India

3	Copper, Tuticorin smelter

4	Aluminium, potline at Jharsuguda aluminium smelter

5	Power, Talwandi Sabo

6	Iron ore mine, Goa

We calibrated capital expenditures. Focused on improving efficiency to rationalise costs, control wastage and protect margins. We maximised free cash flows, while protecting and preserving our licence to operate.

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

Our resilient and diversified portfolio enables us to help accelerate socio-economic development world wide within the framework of our operations. In FY 2015-16, we did so, responsibly.

The long-term outlook for Vedanta remains robust. India continues to be the world’s fastest growing economy, requiring huge investment in technology, natural resources, roads, rail, energy, telecoms, water and sanitation. At Vedanta, our sights are set on being an important contributor to this growth.

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Vedanta Limited Annual Report 2015-16

A resilient portfolio through the cycle

Disciplined

During the period of weak commodity prices, Vedanta maintained a disciplined approach to capital allocation, prioritising high-return low-risk projects to maximise cash flows. Our well-invested assets are on track to deliver near-term growth with marginal incremental capital expenditure. We retain the option to fund further growth projects, such as EOR and gas projects at Oil & Gas business, Lanjigarh alumina refinery expansion and the additional 400kt copper smelter at Copper India.

In FY 2015-16, capex was optimised to reduced levels of US$ 0.6 bn. Most of this was invested in high-return projects, such as the expansion at Zinc India, the Mangala EOR programme at Oil & Gas and smaller amounts to complete the Aluminium and Power projects.

Capital investment in Gamsberg, one of the world’s largest zinc deposits was rephased and only US$ 16 mn was deployed in FY 2015-16. We have also made significant progress in reducing Gamsberg capex over the life of the project, reducing capex by US$ 200 mn primarily through re-engineering and re-negotiation of contracts leveraging the current commodity environment. The project comprises a 250ktpa mine, propelling Southern Africa into a leading supplier of zinc globally. First ground was broken in July 2015, with initial production expected in early 2018.

Capex optimised across the business.

Delivered strong free cash flow.

Cash flow pre capex and Growth capex profile (US$ bn)

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

Efficient

A relentless focus on operational efficiency has resulted in reduced cost of production across our businesses, mitigating the impact of falling commodity prices throughout the year.

The ramping up of the Jharsuguda-II and Korba-II smelters reflected well in the record full year aluminium production of 923kt. It also led to the reduction in cost of production (CoP) by 10%. Robust production at the Lanjigarh alumina refinery achieved a record operating level at 97% of permitted capacity of 1 mt.

Good progress on the mine expansion in Rampura Agucha and the Sindesar Khurd mine and continued higher volumes from Rampura Agucha open pit resulted in, record zinc production. Integrated lead and silver also saw higher volumes at the Sindesar Khurd mine. We are now one of the top 20 silver producers in the world at our current volumes.

Our focus on efficiency has resulted in our positioning on the 1st or 2nd quartile of the global cost curve.

Competitive position on global cost curve

Commodity	Cost curve position
Oil & Gas	1st Quartile
Zinc India (HZL)	1st Quartile
Zinc International	2rd Quartile
Iron ore	1st Quartile
Copper	2nd Quartile
Aluminium	2nd Quartile (Based on Q4 FY 2015-16 cost)

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Vedanta Limited Annual Report 2015-16

A resilient portfolio through the cycle

Focused

In line with the Group’s long-term strategic priority to de-lever and increase cash flow, Vedanta continued to make good progress against these objectives. The focus on optimising operating and capital expenditure together with robust working capital management contributed to record free cash flow of  11,572 Crore after growth capex during FY 2015-16. This enabled reduction of 6,254 Crore in net debt, when compared to March 2015.

An ambitious target to deliver cost and marketing savings of US$ 1.3 bn was set. In FY 2015-16 alone, we took over 900 specific initiatives including consolidation of spend and reduction of vendors, contract renegotiation and efficient logistic solutions across our business. These delivered savings US$ 250 mn.

Several operations have been restructured to protect free cash flow. These include the temporary shutdown of the BALCO rolled product facility, and one line at the Lanjigarh alumina refinery to drive down aluminium costs.

Cost savings of

US$ 250Mn

20% 45% 17% 12% 6% O&G Zn Cu Fe Al Pwr

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

Responsible

We continue to focus on embedding a culture of sustainability across the Group. This is an essential feature of our licence to operate. We believe that sustainability and long-term value creation go hand-in-hand. We deploy resources, impart skills and extend financial contributions to support our people; and the communities where we operate.

We are also steadily enhancing our investments to minimise our environmental footprint. Together with this, we deploy an unwavering focus on occupational health and safety.

In FY 2015-16, 485,900 hours of safety training were delivered to employees and contractors across various parameters. We also focused on building a strong understanding of Vedanta Safety Performance Standards and Incident Investigation among our people. We are seeing tangible outcomes of this safety drive, with fewer fatalities and lost time injuries.

Our community investments focus on health, education, livelihoods and environment. In FY 2015-16, we invested 160 Crore benefiting over 1.75 mn people globally through multiple initiatives. Our employees also contribute to community initiatives through volunteering efforts, which has fostered a greater sense of responsibility; and helped create a more motivated team and united culture.

By adopting world-leading practices, we aim to reduce and minimise the environmental impact of our operations. Our goal is to obtain ISO 14001 certification at all sites by this year (as on date 43 out of 47 operations are certified). Systems to reduce water and energy consumption, minimise land disturbance, and waste production, contain pollution and conduct successful mine closures are in place. We are implementing Biodiversity Action Plans at all our sites and are also finding new and innovative ways to recycle waste from our operations including fly ash, red mud, phosphor and gypsum, among others.

In line with our site closure plan strategy, we are starting the rehabilitation programme for the Lisheen mine that ceased production this year, in consultation with employees, local authorities and local environment groups.

Read more on PG 70

Project Nandghar is designed in line with the Prime Minister of India’s vision of Beti Bachao Beti Padhao, Digital India, Swachh Bharat and Skilling India.

Read more on PG 84

1	Rehabilitating old iron ore mine at Goa

2	Community development initiatives at Tuticorin

3	Primary school at Tuticorin

4	Agricultural initiatives at BALCO, Korba

LTIFR incidents

(per mn

person-hour worked)

15-16	0.44	*
14-15	0.41
13-14	0.42

*	as per revised ICMM definition LTIFR stands at 0.49

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Vedanta Limited Annual Report 2015-16

STRATEGIC REPORT

STRATEGIC FRAMEWORK

Strategy: To deliver growth, long term value and sustainable development through our diversified portfolio of large, long-life, low-cost assets.

PROGRESS AGAINST STRATEGIC PRIORITIES

Strategic priorities	Production growth and asset optimisation	De-lever the balance sheet

What we said we would do

•    Achieve full capacity across businesses

•    Aluminium and Power: Ramp-up pots; secure domestic bauxite and coal; commence production from Chotia coal block

•    Zinc India: Ramp-up of Rampura Agucha Underground and Sindesar Khurd mine

•    Continue focus in securing coal and bauxite

•    Provide a safe way to resume copper mining at Australia

•    Oil & Gas: Ramp-up EOR at Mangala; increase gas production

•    Iron Ore: Commence operations at Goa

•    Maintain positive FCF, despite current market volatility

•    Reduce net gearing in the medium term

•    Efficiently refinance upcoming maturities

•    Realise US$ 1.3 bn of procurement and marketing synergies over four years

What we have achieved

•    Received approval for captive use of power

•    Aluminium cost of production reduced by 10% to US$ 1572/t in FY 2015-16

•    Received environmental approval for Lanjigarh Alumina refinery expansion

•    Entire 9,000 MW portfolio operational. Additional 2,500 MW operationalised in FY 2015-16

•    Commenced operations at iron ore mines in Goa

•    Increasing contribution from underground mines at Zinc India

•    Successfully completed Mangala Enhanced Oil Recovery project; ramping up gas production

• Strong free cash flow of 11,572 Crore • Net debt reduced by 6,254 Crore[1] • Refinancing debt efficiently • Cost savings and marketing synergies of c.US$ 250 mn achieved

Focus areas

•    Disciplined ramp-up of new capacities for Aluminium, Power and Iron Ore businesses

•    Zinc: Ramp-up volumes from Rampura Agucha underground mines

•    Oil and Gas: Enhance Gas production, EOR at other fields

• Reduce net debt • Continued optimisation of opex and capex • Continued discipline around working capital

¹	Before 12,205 Crore dividend announced by Hindustan Zinc on March 30, 2016, paid in April 2016

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

Simplification of the Group structure	Protect and preserve our licence to operate	Identify the next generation of resources

Pursue further simplification	• Achieve Zero Harm • Implement biodiversity management plans at all sites • Obtain local consent prior to accessing resources

•    Optimise oil exploration activities

•    Leverage expertise of central mining exploration group

•    Identify next generation of resources at Barmer Hill and satellite fields

•    Phased development of Gamsberg

Announced merger of Vedanta Limited and Cairn India in June 2015

•    9 fatal accidents recorded

•    Zero ‘higher category’ (Cat # 4 &%) environmental incidents

•    Businesses are implementing their Biodiversity Management Plans

•    Social Impact assessment studies for HZL and Cairn India

•    Around 1.75 mn beneficiaries of our community initiatives

• Zinc India : net R&R addition of 15 mt • Pre-stripping commenced at Gamsberg, first ore production targeted for 2018

Work towards Vedanta Limited - Cairn merger	• Pursue further simplification • Realise US$ 1.3 bn of procurement and marketing synergies over four years

•    Disciplined approach to exploration

•    Continue to enhance our exploration capabilities: Dedicated exploration cell formed

•    Develop Gamsberg: Ramp-up to full production in 9 to 12 months from first production

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Vedanta Limited Annual Report 2015-16

STRATEGIC REPORT

KEY PERFORMANCE INDICATORS

Vedanta has identified the key performance indicators that it believes are useful in assessing how well the Group is performing against its strategic aims. They encompass both financial and non-financial measures.

1	Growth

2	Long-term value

3	Sustainable development

Revenue

Revenue represents the value of goods and services provided to the third parties during the year

EBITDA

Earnings before interest, tax, depreciation and amortisation (EBITDA) is a factor of volume, prices and cost of production. This measure is calculated by adjusting operating profit for special items, and adding depreciation and amortisation.

Revenue ( in Cr)

15-16	63,931
14-15	73,364
13-14	72,591

In FY 2015-16, overall revenue was down 13% to  63,931 Crore, compared with 73,634 Crore in FY 2014-15. The decrease was primarily driven by lower Brent prices, lower LME prices, and premiums across metal businesses. The decrease was partially offset by increase in volumes at Zinc India, Aluminium, Copper India, and the commissioning of power units at Talwandi Sabo and BALCO.

Cash & liquid investment ( in Cr)

15-16	52,666
14-15	46,212
13-14	50,797

EBITDA ( in Cr)

15-16	15,012
14-15	22,296
13-14	25,603

EBITDA for FY 2015-16 was down by 33% at  15,012 Crore. This was primarily due to the reduction in Brent and LME prices.

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

ROCE

This is calculated on the basis of operating profit before special items and net of tax as a ratio of capital invested in operations as at the balance sheet date, and excludes investment in project capital work-in-progress and exploration assets. The objective is to earn a post-tax return above the weighted average cost of capital consistency. To have consistency in comparison, the effect of one-time non-cash impairment charges have been taken out in calculating ROCE for FY 2015-16.

EPS

EPS (Earning per share before exceptional items) represents the net profit attributable to equity shareholders and it stated before exceptional items and their attributable tax (including taxes classified as special items) and minority interest impacts. By producing a stream of profits and EPS we will be able to pay a progressive dividend to our shareholders.

Dividend

Dividend per share is the total of final dividend recommended by the Board in relation to the year and interim dividend paid out during the year.

ROCE (%)

15-16	10
14-15	16
13-14	17

In FY 2015-16, ROCE without project work-in-progress and exploration assets in FY 2015-16 was at 10%, compared to 16% in previous year.

EPS ( )

15-16	9.81
14-15	17.19
13-14	17.44

Excluding the impact of special items and other gains and losses, the underlying EPS was 9.81 per share (FY 2014-15: 17.19 per share).

Dividend per share ( )

15-16	3.50
14-15	4.10
13-14	3.25

The Board has recommended no final dividend this year. Interim Dividend was at 3.5 per share this year.

LTIFR

The Lost Time Injury Frequency Rate (LTIFR) is the number of lost-time injuries per mn man-hours worked. This includes our employees and contractors working in our operations and projects.

Gender diversity

The percentage of women in the total permanent employee workforce.

CSR footprint

Total number of beneficiaries through our community development programmes across all our operations.

LTIFR

FY 2015-16	0.44	*
14-15	0.41
13-14	0.42

We are working towards creating a zero harm environment and have seen an overall decline in incident rate, as compared to previous year. Further this year, we have re-establish LTIFR base performance as per ICMM reporting guidelines and are working towards future reduction in LTIFR performance.

Gender diversity (%)

15-16	9.0
14-15	8.5
13-14	8.3

We nurture passionate talent and provide equal opportunities to men and women. During the year we initiated special recruitment drives to provide career advancement for women, including planned rotation through corporate functions which led to increase in the ratio of female employees to 9.0% of total employees as compared to 8.5% last year.

CSR footprint (mn beneficiaries)

15-16	1.75
14-15	2.8
13-14	3.4

To strengthen our license to operate in host communities, we have redefined the scope of our community investment and strengthened the programme objectives to align strongly with business imperatives and community needs (derived from our need assessment done last year).

*	as per revised ICMM definition LTIFR stands at 0.49

Vedanta Limited Annual Report 2015-16

BOARD OF DIRECTORS

NAVIN AGARWAL

Executive Chairman

BACKGROUND AND EXPERIENCE

Mr. Navin Agarwal is the Executive Chairman of Vedanta Ltd and Chairman of Cairn India Ltd, and Executive Vice Chairman of Vedanta Resources Plc. He has been with the Vedanta Group since its founding, and has extensive experience in the natural resources industry. Mr. Agarwal plays a key role in the strategic and governance framework of the Vedanta Group, and provides leadership for its long-term planning, business development and capital planning. He has been instrumental in the growth of the Group, through world-scale organic projects, as well as acquisitions.

He is a member of the nomination and remuneration committees for both Vedanta Limited and Cairn India Limited.

He is passionate about developing leadership talent for the Group, and identifying and nurturing future leaders.

THOMAS ALBANESE

Chief Executive Officer

BACKGROUND AND EXPERIENCE

Mr. Thomas Albanese (Tom), aged 58, is the Chief Executive Officer of Vedanta Resources Plc, Whole-Time Director & Chief Executive Officer of Vedanta Limited and Non-Executive Chairman of Konkola Copper Mines. Tom brings a wealth of mining experience from Rio Tinto, where he was appointed a member of the Rio Tinto Board in March 2006 and the Chief Executive for the period beginning May 2007 to January 2013. He was conferred with the ‘Mining Foundation of the Southwest’ 2009 American Mining Hall of Fame Award, for his dedication, knowledge, leadership and inspiration to his peers in the mining industry. In addition, he is on the Board of Franco Nevada Corporation and Co-Chair of the Confederation of Indian Industry (CII) National Committee on

Mining for the year 2016-17. Tom holds a Bachelor’s degree in Mineral Economics and a Master’s in Mining Engineering from the University of Alaska.

TARUN JAIN

Whole-Time Director

BACKGROUND AND EXPERIENCE

Mr. Tarun Jain, aged 56, was appointed to our Board as a Whole-Time Director with effect from April 1, 2014. He was the Director of finance of erstwhile Sterlite Industries (India) Limited. Mr. Jain joined the Group in 1984 and has over 33 years of experience in the corporate finance, audit and accounting, tax and secretarial practice. He is responsible for our strategic financial matters, including corporate finance, corporate strategy, business development and mergers and acquisitions. Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India and a Fellow Member of the Institute of Chartered Accountants of India and the

Institute of Company Secretaries of India.

He is also on the Board of Bharat Aluminium Company Limited, Sterlite (USA) Inc. and Cairn India Limited.

D. D. JALAN

Chief Financial Officer

BACKGROUND AND EXPERIENCE

Mr. D. D. Jalan is a Chartered Accountant and has over 38 years of well-rounded experience in financial management, corporate negotiation, financial control, business planning, due diligence, business development, treasury, capital raising, business restructuring, investors relations, commercial, taxation, people development and strategic planning. Prior to joining the Group in 2001, he was Executive Joint President of Birla Copper at the Aditya Birla Group. He is a fellow of the Institute of Chartered Accountants of India. He is recipient of the best CFO Award from the Institute of Chartered Accountant of India (ICAI).

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

NARESH CHANDRA

Independent Non-Executive Director

BACKGROUND AND EXPERIENCE

Mr. Naresh Chandra, aged 81, has served as India’s Ambassador to the United States of America and was the Cabinet Secretary to the Government of India. Mr. Naresh Chandra is a post graduate, Master of Science in Mathematics from Allahabad University and a retired officer of the Indian Administrative Services. Mr. Naresh Chandra has held various senior positions, such as Chairman of the Indian Government Committee on Corporate Governance, Senior Advisor to the Prime Minister, Governor of Gujarat, and Chief Secretary to the Government of Rajasthan. He was also awarded Padma Vibhushan in 2007 by the President of India. He also serves on the Board of Cairn India Limited, Bajaj Auto Limited, Bajaj Holdings & Investments Limited, Bajaj Finserv Limited, Electrosteel Castings Limited, Balrampur Chini Mills Limited, Eros International Media Limited, Gammon Infrastructure Projects Limited, Eros International Films Private Limited and Eros International Plc.

LALITA GUPTE

Independent Non-Executive Director

BACKGROUND AND EXPERIENCE

Ms. Lalita D. Gupte, aged 67, is the former Joint Managing Director of ICICI Bank, and currently the Chairperson of ICICI Venture Funds Management Company Limited. Ms. Lalita D. Gupte joined the board of ICICI Limited in 1994 as the Executive Director and remained on the board as Joint Managing Director until 2002 when it merged with ICICI Bank. She was the Joint Managing Director of ICICI Bank from 2002 until 2006. She has more than three decades of experience in the financial sector and has held various leadership positions in areas of leasing, planning and resources and corporate banking. Ms. Lalita D. Gupte holds a Bachelor’s Degree in Economics and a Master’s degree in Business Management. She did her advanced management programme from INSEAD.

Apart from being the Chairperson of ICICI Venture Funds Management Company Limited, she is also on the Board of Kirloskar Brothers Limited, Bharat Forge Limited, Godrej Properties Limited and Chairperson of India Infradebt Limited.

RAVI KANT

Independent Non-Executive Director

BACKGROUND AND EXPERIENCE

Mr. Ravi Kant, aged 71, joined the Board of Directors of the Company on January 28, 2014 as a Non-Executive Independent Director. He was earlier the Managing Director and Vice Chairman of Tata Motors Limited. He joined Tata Motors in 1999 and has been associated with Jaguar & Land Rover, Tata Daewoo Commercial Vehicles, Korea and Tata Motors, Thailand. Mr. Ravi Kant retired as the Vice-Chairman of Tata Motors Limited effective May 31, 2014. Prior to joining Tata Motors Limited, Mr. Ravi Kant was the Director of Phillips India Limited looking after the consumer electronics division. He has also worked with LML Limited, Titan Watches and other consumer/ metal companies in senior positions. Mr. Kant studied at Mayo College, Ajmer, the Indian Institute of Technology, Kharagpur and Aston University, Birmingham, United Kingdom, from where he completed his Masters in Management in Industry. He was conferred with an Honorary D.Sc. by Aston University in Birmingham in July 2008.

He is also on the Board of Antar India Private Limited, Kone Limited, Helsinki, Wonderwork USA and Chairman of the Indian Institute of Management, Rohtak and is associated with Business Schools in Shanghai, Singapore, Kharagpur and Mumbai.

ANURADHA DUTT

Independent Non-Executive Director

BACKGROUND AND EXPERIENCE

Ms. Anuradha Dutt, aged 58, joined our Board with effect from April 27, 2015. She is one of the founding partners of the law firm, M/s DMD Advocates (formerly Dutt Menon Dunmorrsett) and has over 33 years of experience in corporate, commercial and tax litigation matters of national and international prominence. Beyond the field of law, Ms. Dutt has played a vital role in bringing Women’s cricket to national and international prominence and continues to contribute as Vice-Chairman of Women’s Cricket, Delhi and District Cricket Association. Ms. Dutt has completed her Masters of Law from Columbia University, New York, USA, Bachelors of Law from Delhi University, India and Bachelor of Arts (Honors) in History from St. Stephens’ College, Delhi University.

She is also on the Board of Lexnovum Consultaire Private Limited, Morrisett Litigators Pvt. Ltd., D&M Corporate Consultants Pvt. Ltd and Advent Corporate Services Pvt. Ltd.

Vedanta Limited Annual Report 2015-16

EXECUTIVE COMMITTEE

The Executive Committee oversees the implementation of the Group’s strategic initiatives which are set by the Board. It is led by Mr. Albanese and comprises the Executive Chairman and the following members of senior management:

• THOMAS ALBANESE Chief Executive Officer and Whole-Time Director, Vedanta Limited	Mr. Thomas Albanese (Tom), aged 58 is the Chief Executive Officer of Vedanta Resources plc, Whole-Time Director & Chief Executive Officer of Vedanta Limited and Non-Executive Chairman of Konkola Copper Mines. Tom brings a wealth of mining experience from Rio Tinto, where he was appointed a member of the Rio Tinto Board in March 2006 and the Chief Executive for the period beginning May 2007 to January 2013. He was conferred with the ‘Mining Foundation of the Southwest’ 2009 American Mining Hall of Fame Award, for his dedication, knowledge, leadership and inspiration to his peers in the mining industry. In addition, he is on the Board of Franco Nevada Corporation and Co- Chair of the Confederation of Indian Industry (CII) National Committee on Mining for the year 2016-17. Tom holds a Bachelor’s degree in Mineral Economics and a Master’s in Mining Engineering from the University of Alaska.

• TARUN JAIN Director of Finance and Whole-time Director, Vedanta Limited	Mr. Jain joined Vedanta in 1984 and has over 32 years of experience in finance, accountancy, audit, taxation and corporate governance. He is responsible for corporate finance, business development and mergers and acquisitions at Vedanta. Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India and a fellow of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India.

• D. D. JALAN Chief Financial Officer and Whole-time Director, Vedanta Limited	Mr. Jalan has over 38 years of senior management experience covering business improvement, corporate finance, accountancy, audit, taxation and legal matters. Prior to joining Vedanta Limited in 2001, he was Executive Joint President of Birla Copper at the Aditya Birla Group. He is a fellow of the Institute of Chartered Accountants of India. He is recipient of the best CFO Award from the Institute of Chartered Accountant of India (ICAI).

• MAYANK ASHAR Managing Director and Chief Executive Officer of Cairn India Limited (‘Cairn India’)	Mr. Ashar was appointed as the Managing Director and Chief Executive Officer of Cairn India in November 2014. He has a wealth of experience spanning over 37 years in the international oil & gas industry. He has previously held various senior management and top leadership roles in global organisations, such as British Petroleum, Petro-Canada and Suncor Energy and was formerly the Chief Executive Officer and President of Irving Oil Limited. During his career, Mr. Ashar has helped to deliver industry-leading business results and demonstrated expertise in driving strategic growth, delivering operational efficiency and executing large, complex capital intensive projects. In recognition of his operational excellence and large scale project management leadership in the oil sands with Suncor Energy, Mr. Ashar was named as the Operations Executive of the Year by the Canadian Business Magazine in 2003. He has a masters in engineering and an MBA from the University of Toronto, Canada. He also serves on the Board of Directors of Teck Resources Limited.

• AKHILESH JOSHI President Global Zinc Business and Whole-time Director, Hindustan Zinc Limited (HZL)	Mr. Joshi is head of Zinc operations in India, Africa and Ireland. He also head of Group Exploration and Group R&D services. He joined Hindustan Zinc Ltd in 1976 and was appointed as Chief Executive Officer and Whole-Time Director of HZL in February 2012. In October 2008, he became Chief Operating Officer and Whole-Time Director of HZL. Mr. Joshi is also the Director of Skill Council for Mining Sector. Mr. Joshi has a mining engineering degree from MBM Engineering College, Jodhpur and a Post Graduate Diploma in Economic Evaluation of Mining Projects from School of Mines, Paris. He is recipient of many prestigious awards including Government of India’s ‘National Mineral Award, 2006’ for his outstanding contribution in the field of Mining Technology, Business Today Group’s ‘Best CEO Award (Core Sector), 2013’ and ‘Lifetime Achievement Award, 2013’ by the Indian Mining Engineering Journal. He was also presented with Gold Medal by Indian Institute of Metals and was felicitated by the Institution of Engineers (India) for his contribution to the field of Mining Industry in 2013.

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

• SUNIL DUGGAL Chief Executive Officer, Hindustan Zinc Limited	Mr. Duggal joined the Company in August 2010 and has been a significant driver of Hindustan zinc‘s growth over the years. His dedicated efforts on sustainability front has created safety awareness and helped building a robust safety culture. His thrust on adopting best-in-class mining and smelting techniques, machineries, state-of- the- art environment friendly technologies and mechanisation and automation of operational activities has added great value. A result oriented professional with experience of leading high performance teams and have worked in leadership positions for more than 20 years. Ability to keep a level head at all times, nurture and grow a business, evaluate opportunities and risks, successfully drive efficiency and productivity whilst reducing costs and inefficiencies and deliver innovative solutions to challenges He is an electrical engineering graduate from Thapar Institute of Engineering & Technology, Patiala and is an Alumni of IMD, Lausanne—Switzerland and IIM, Kolkata.

• SAMIR CAIRAE Chief Executive Officer, Diversified Metals	Mr. Cairae was appointed as CEO Diversified Metals in January 2016. He provides operational and strategic leadership for Vedanta Limited’s Aluminium, Copper India, Power, Iron Ore divisions in addition to Commercial and Asset optimisation functions. Prior to his appointment at Vedanta, Mr. Cairae held various senior leadership positions in global operations at Lafarge and Schlumberger. He has a rich and varied experience of a mix of line and corporate roles in strategy, M&A, industrial operations, in managing both growth and turnaround P&L roles in India, China, Philipinnes, France and has led complex businesses, including listed companies. In his last role before joining Vedanta, he was heading the global industrial function for Lafarge’s 150 cement operations in over 45 countries and was based in Paris. Mr. Cairae holds a graduate degree in Electrical Engineering from Indian Institute of Technology (IIT), Kanpur, and a Masters in Management from the Hautes Etudes Commerciales (HEC) School of Management, Paris.

• ABHIJIT PATI Chief Executive Officer, Aluminium	Mr. Pati was appointed as Chief Executive Officer of the Group’s Aluminum business in March 2015 and is responsible for the Jharsuguda Smelters, Lanjigarh Alumina and BALCO. He joined the Group in 2008 and with his wealth of knowledge over 27 years in the industry; he has been a significant driver of Jharsuguda’s growth. Prior to joining us, he was the Vice President with Hindalco Industries Limited. He started his career as a budding engineer with Indian Aluminium Company in the year 1989. Mr Pati is a graduate chemical engineer from University of Calcutta and an MBA from IMI Delhi.

• AJAY DIXIT Chief Executive Officer, Power	Mr. Dixit was appointed as CEO Power for Vedanta Limited in May 2015. Prior to joining the Company, Mr. Dixit worked at Siemens for almost three-and-a-half decades, in various profiles in the industry and energy sectors before taking over as CEO—Energy sector for South Asia. At Vedanta, he is leading the power plant units vertical with a capacity of over 9 GW and driving strategies to achieve the full potential of the business. Mr. Dixit is an Electrical engineer from Delhi College of Engineering.

• RAJAGOPAL KISHORE KUMAR Chief Executive Officer, Iron Ore	Mr. Kumar joined the Group in April 2003 and has held various executive roles including; Chief Executive Officer of Sterlite Copper from 2007 to 2008; Chief Executive Officer of KCM from 2008 to 2011; Chief Executive Officer of Zinc International from 2011-2013; and Chief Executive Officer of the Group’s Iron Ore businesses with effect from February 2, 2015 and is leading the revival of profitable, low-cost iron or mining operations in Goa and Karnataka, as well as developing the Liberian Project. Mr. Kumar has nearly 31 years of experience and expertise in accountancy, commerce, marketing, supply chain management, mergers and acquisitions and human capital development. Prior to joining the Group, Mr. Kumar worked at Hindustan Lever Limited for 12 years.

(Continued on page 26)

Vedanta Limited Annual Report 2015-16

EXECUTIVE COMMITTEE (CONTD.)

(Continued from page 25)

• P. RAMNATH Chief Executive Officer, Sterlite Copper

Mr. Ramnath was appointed the Chief Executive Officer of our copper operations in Tuticorin and Silvassa in September 2011 and has over 33 years of experience in chemicals, manufacturing and paper industries. Mr. Ramnath joined the Group in September 2011. Prior to joining the Group, he worked at Jubilant Life Sciences, Praxair India, SNF Ion Exchange, Bakelite Hylam Limited and Reliance Industries Limited. Also, he was the Chief Operating Officer of JK Paper Limited. Mr. Ramnath is a Bachelor of Technology from Osmania University, Hyderabad and a Post Graduate Diploma from the Indian Institute of Management, Bengaluru.

• M. SIDDIQI Group Director, Projects	Mr. Siddiqi joined the Group in 1991 and rising through several operational roles, he led the set up of the Group’s large Aluminium and Power projects including BALCO smelters and captive power plants. He also played a key role in setting up the Copper smelter at Tuticorin. Prior to his appointment as Group – Director of Projects, he was Chief Executive Officer of the Group’s Aluminium division. Prior to joining the Group, Mr. Siddiqi held senior positions in Hindustan Copper Limited. He has over 40 years of industry experience. Mr. Siddiqi has a mechanical engineering degree from the Indian Institute of Technology, New Delhi and a PG Diploma in Management from AIMA, New Delhi.

• MUKESH BHAVNANI Group Legal Counsel and Chief Compliance Officer	Mr. Bhavnani was appointed as Group Legal Counsel and Head of Compliance in April 2015. Prior to joining the Group, he was Group General Counsel and Company Secretary at Bharti Enterprises. He has over 38 years of senior management experience in legal, compliance, company secretarial and corporate affairs within organisations including Essar Group, Sony Entertainment, Max New York Life, Coca Cola India and Godrej Group.

• ROMA BALWANI President - Group Communications, Sustainability and Corporate Social Responsibility

Ms. Balwani was appointed as President-Group Communications, Sustainability and Corporate Social Responsibility in April 2014. Prior to joining the Group, she was Chief Communications Officer at Mahindra & Mahindra Limited. With over three decades of experience, she has won several Indian and International awards and accolades and she speaks at several summits on Sustainable Development & Communications in India and overseas. Roma has the distinction of being included in the PR Week Global Power Book 2015, South East Asia and from the Holmes Global Report, USA, a recognition in the Global Influence 100. Recently, she received the accolade of being one of the 100 Most Impactful

Leaders in CSR at the World CSR Congress. Ms. Balwani is a Director of CMI FPE, and the Indian subsidiary of the Belgian company CMI. She also chairs the CSR committee as a board member.

• DILIP GOLANI Director, Management Assurance	Mr. Golani currently heads the Group’s Management Assurance function. He previously headed the Sales and Marketing function at Hindustan Zinc Limited and the Group Performance Management function. Prior to joining the Group in April 2000, Mr. Golani was part of Unilever Corporate Audit team responsible for auditing the Unilever group companies in Central Asia, Middle East and Africa region. Earlier, he was responsible for managing operations and marketing functions for one of the export businesses at Unilever India. Mr Golani has over 25 years of experience and had previously worked with Union Carbide India Limited and Ranbaxy Laboratories as well. Mr Golani has a degree in mechanical engineering and a post graduate degree in industrial engineering and management from NITIE.

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

AWARDS

AWARD/RECOGNITION	CATEGORY/CATEGORIES	RECIPIENT

Sustainable Development and CSR

CII-ITC Sustainability Award	Outstanding Accomplishment Award for Excellence in CSR	Hindustan Zinc Limited

CII-ITC Sustainability Award	CSR Domain Excellence	Cairn India

CII ITC Sustainability 2015 Award	Environment Management Excellence	Vedanta Limited - Jharsuguda

Genentech Environment Award in Gold category	In Metal & Mining Sector 2015	Vedanta Limited - Jharsuguda

Guinness World Records – Achieved	Most trees (208,751) planted simultaneously at a single location	Talwandi Sabo Power Ltd. (India)

Frost & Sullivan Award 2015	Green Manufacturing Excellence	Hindustan Zinc (Chanderiya Smelting Complex)

Frost & Sullivan Award 2015	Certificate of Merit in Challengers	Vedanta Limited - Jharsuguda

Srishti Good Green Governance award	Environment protection and conservation of Natural Resources, Runners Up etc.	Sesa Iron Ore (Pig iron Division), Talwandi Sabo Power Limited and BALCO (Smelter II and CPP)

Asia Best Sustainability Report 2015 Award by World CSR Congress	Best Sustainability Report 2015	Vedanta Limited

World CSR Congress award	Sustainable Business of the Year	Hindustan Zinc (Chanderia)

Frost & Sullivan’s Green Manufacturing Excellence Awards 2015	Certificate of Merit in Challengers	Vedanta Limited - Jharsuguda

India CSR award	Best CSR Community Health Initiative Award - 2015	Vedanta Limited - Jharsuguda

Best CSR Award Project in Environment Management	Green Concrete project	Vedanta Limited - Jharsuguda

Finalist Award in Qimpro Convention under Sustainable Manufacturing	Utilisation of Copper Slag for Sustainable Applications	Sterlite Copper

CSR OTV Award	Health Practices	Vedanta Limited - Jharsuguda

FAME Excellence Award 2015 in Gold category	Outstanding project on ‘women empowerment’	Vedanta Limited - Jharsuguda

Energy Conservation

National Energy Conservation Award	1st prize for energy reduction initiatives	BALCO (Smelter)

National Energy Conservation Award	2nd prize in thermal power stations sector	Hindustan Zinc Limited (Zawar Mine CPP)

National Energy Conservation Award	2nd prize for superior energy management	Vedanta Limited

National Energy Conservation Award 2015	1st prize in thermal power plant category	Vedanta Limited - Jharsuguda

Excellent Energy Efficient Unit Award	CII for the year 2014-15	Sterlite Copper

CII’s 16th National Award	Energy Efficient Unit and Excellence in Energy Management	BALCO & Vedanta Limited – Jharsuguda (CPP & Smelter 1)

Global Water Award	Organised by Global Water Intelligence	Hindustan Zinc

Vedanta Limited Annual Report 2015-16

AWARDS (CONTD.)

AWARD/RECOGNITION	CATEGORY/CATEGORIES	RECIPIENT

Corporate

Golden Peacock HR Excellence Award	Overall excellence in HR and People Management Practices	Sterlite Copper

Investor Relation Society India – Bloomberg Award	Under ‘Large-caps’ category	Vedanta Limited

Significant Achievement in HR Excellence Award	At the 6th CII National HR Excellence Awards	Vedanta Limited - Jharsuguda

Best Public Relation Award	Public relation Council of India	Vedanta Limited - Lanjigarh

CII-ITC Sustainability Award	‘Outstanding Accomplishment Award for Corporate Excellence’	Hindustan Zinc Limited

The Institute of Directors Award	‘Excellence in Corporate Governance’	Vedanta Limited

Global IOD Award	‘Golden Peacock Excellence in Corporate Governance’	Vedanta Limited

Operational Excellence

India Manufacturing Excellence Award	‘Gold’ category under ‘Mega Industries’ sector	BALCO

Six Sigma Convention Award (4 Golds and 1 Silver)	Six sigma improvement projects	Sterlite Copper

8th National Cluster Summit 1st prize	Under ‘Green Manufacturing’ category	Sterlite Copper

ECGC-D&B Indian Exporters Excellence Award	Risk management	Vedanta Limited

Golden Peacock Business Excellence Award	Best Business Excellence practices and policies across the country.	Sterlite Copper

National Energy Conservation Award by Bureau of Energy Efficiency, Ministry of Power, Government of India	2nd Prize in the Thermal Power Stations Sector

Best Performing Wind Firm Award by Indian Wind Power Association	Significant Improvement in SHE Systems	Hindustan Zinc

SHE Excellence Awards by CII Eastern Region	Significant Improvement in SHE Systems	BALCO

Leadership

Platts Industry Leadership for Base Metals Award	Leadership	Hindustan Zinc

L&OD Roundtable Best Practices in Developing Top Leaders’ Award	Contribution of the Company’s ‘Leaders Connect Team’	Vedanta

Business World India’s Fastest Growing Companies - No.1	Heavyweight category	Vedanta Limited

Business World India’s Fastest Growing Companies - No.1	Middleweight category	Cairn India

L&D Leadership league Award 2015		Vedanta Limited – Jharsuguda

Innovation & Technology

SAP ACE Award	Jury ‘Special Recognition Award’ for large scale and complex implementation	Vedanta Limited

CII Top 25 Innovative Organisation in India	Innovation	Sesa Goa Iron Ore VAB

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

1       BALCO received ABCI bronze award for BALCO Today

2       CII-ITC Sustainability Award 2015 and Corporate Excellence Award

3       CII-ITC Sustainability Award to Cairn India Limited Outstanding Accomplishment Award for Excellence in CSR

4       India Manufacturing Excellence Award to BALCO ‘Gold’ category under ‘Mega Industries’ sector

5       National Energy Conservation Award to BALCO 1st prize for energy reduction initiatives

6       Sesa Goa Iron Ore wins Gomant Industrial Award

7       Sesa Iron Ore team wins VAB Award

8       Vedanta Jharsuguda bags CII ITC Sustainability Awards 2015 for Excellence in Environment Managemen

3 4
5 6

7 8

Vedanta Limited Annual Report 2015-16

MANAGEMENT REVIEW

MARKET OVERVIEW

Tuticorin copper smelter

VEDANTA IS POSITIONED WELL

WITH A DIVERSIFIED PORTFOLIO

OF ASSETS SPREAD ACROSS

MANY COMMODITY CLASSES.

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

Global economy

The IMF’s latest World Economic Outlook (WEO) in April 2016, estimates global growth at a modest 3.2% in 2016, broadly in line with last year. The recovery is projected to strengthen in 2017 and beyond, driven by emerging markets and developing economies as conditions in distressed economies start to normalise.

Advanced economies are also expecting moderate growth for 2016, in line with 2015. These economies are expected to grow at 2.4% in 2016, then marginally higher in 2017. Euro Zone is likely to see modest growth at 1.5% this year and 1.6% next year. In Japan, both growth and inflation are weaker than expected, with growth turning slightly negative in 2017.

China, the world’s second largest economy, continued to be sluggish with the IMF predicting growth rates of 6.5% in 2016, at the lower end of the official target of China of 6.5-7.0%. This reflects the negative impact of a weakening property market and slower industrial activity as the country continued its transition to a consumption and services-led economy, rather than one driven by manufacturing and exports.

Although the growth rate in emerging and developing economies slowed to around 4%, they still account for the majority of world growth in 2016. Lower oil prices should support growth in many oil-consuming countries as living standards continue to rise in Asia and Africa in particular.

According to the IMF WEO, India by contrast remains a bright spot with strong growth and rising real income.

Commodities market

The global uncertainty and volatility has significantly impacted the commodities market. On-going supply increases, high inventories, softening demand, particularly from the emerging and developing economies have resulted in commodities trading at historic lows vis-à-vis peaks seen in 2011. Even though supply side factors are more profound, demand softening too has played an important role.

Markets are, however, witnessing some gradual rebalancing. February and March 2016 have seen metals prices recording strong gains. This was largely driven by improved market sentiments, falling stocks, production cuts and few supply interruptions, among other factors.

China however would be key – its share of world metal consumption rose above 50% in 2015 and it accounted for majority of global growth over the last 15 years. Gradual recovery in China could see favourable terms for the commodities market.

Overall, in the medium term, markets are expected to tighten largely due to reduced investment in supply capacity, rising global demand and metal specific factors.

Indian economy

During the year, India’s growth story has shown remarkable resilience. Numerous policy measures coupled with the decline in oil prices have enabled India to become one of the fastest-growing large economies in the world. India has registered a robust and steady pace of economic growth in FY 2015-16 just as it did in FY 2014-15. The IMF projects India’s growth at 7.5% for FY 2016-17.

To create investment and a business friendly environment, the Government of India (GoI) has initiated a series of policy reforms, which are likely to prove transformational for the Indian economy. Focus on simplification and rationalisation of regulation, together with policy measures could prove to be a game-changer for the Indian economy.

Increased public investment in roads and railways will have significant multiplier effect. The infrastructure sector has been a priority area for the Government, attracting enhanced public investment. The National Investment and Infrastructure Fund (NIIF) has supported robust growth in this sector. This special emphasis on infrastructure is helping drive demand for aluminium, zinc, copper and iron ore.

Given that the Government is committed to sustain the reforms momentum, it is expected that private sector investment will revitalise and further boost India’s growth prospects.

India’s growth story has shown remarkable resilience. Numerous policy measures coupled with the decline in oil prices have enabled India to become one of the fastest-growing large economies in the world.

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Vedanta Limited Annual Report 2015-16

MANAGEMENT REVIEW

MARKET OVERVIEW

The Zinc market in FY 2015-16 was characterised by mine closures and price induced output cuts, thus improving the overall fundamentals of the metal.

As a large net importer of crude oil, reduction in India’s import bill, by around 55% as compared to FY 2013-14, has had a positive impact on the Indian economy and supported a positive fiscal outcome. The largest impact of the decline in crude oil prices over the last two years has been on inflation – a key economic variable.

Oil & Gas

During 2015, Brent crude oil price averaged US$ 52/bbl – its lowest level since 2005, driven by the advent and resilience of shale oil production, increased oil production by OPEC members and muted demand. Supply continued to grow faster than demand, resulting in OECD commercial stock levels reaching a record high.

The Indian oil & gas market is characterised by very high dependence on imports. Imports represent around 75% of oil consumption and 40% of demand for gas. Against this background, sustained low hydrocarbon prices have augured well for the Indian economy. The Government is aiming to reduce India’s import dependence by 10% by 2022 and as one of the largest crude oil producers in India, supplying 27% of domestic production, Vedanta is well positioned to support this objective of higher domestic production to reduce the energy import burden.

The Government’s recent policy reforms in the Indian Oil & Gas sector have been encouraging. For instance, a new exploration and licensing policy termed Hydrocarbon Exploration and Licensing Policy (HELP) was introduced. The policy is a fundamental step change in the Indian Oil & Gas sector and introduces a new contractual and fiscal model for the award of hydrocarbon acreages. This policy, coupled with the fact that India is under-explored, offers significant opportunities for the Oil & Gas players to create value through higher domestic production.

Looking ahead, significant oil price volatility is expected. According to the International Energy Agency, 2016 also could be a third successive year when supply will exceed demand by 1 mb/d. However, from its historic low in January 2016, oil prices rebounded to more than US$ 45/bbl.

Zinc

The Zinc market in FY 2015-16 was characterised by mine closures and price-induced output cuts, thus improving the overall fundamentals of the metal. With global consumption expected to grow at a steady rate of 2-3% per annum, meeting this demand will be a challenge with recent mine closures and production curtailment, and no new replacements coming up in the near future. Zinc treatment charges (TCs) have fallen from the 2015 benchmark of US$ 245/t to US$ 188/t in 2016, a 23% reduction. This is also symbolic of the pace at which the concentrate supply is depleting. The falling zinc inventory at the LME warehouses also point towards a tightening zinc market.

This follows a brief period of FY 2015-16, which was marked by a loss in investor confidence in the base metals complex & a general retreat in prices. The situation was compounded by tepid demand in Chinese economy and a strong dollar.

Although the overall pace of consumption in the Chinese economy has cooled off a bit, demand for zinc is growing, albeit at a slower pace. Other zinc consuming economies like the EU the the US are expected to post higher growth after a dismal performance in the previous year. India is also projected to tread an encouraging growth trajectory (7-8%) in the near term. Consequently, global zinc demand should expand this year with growth set to accelerate from last year’s depressed levels.

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

India’s zinc consumption didn’t grow significantly this year as the domestic steel industry suffered mainly on cheap imports. However, the Government’s measures to curb imports by increasing duty and implementing a minimum import price (MIP) will help domestic producers increase production. The country’s consumption is expected to grow by 6-7% in FY 2016-17, which will benefit us in particular. We had a market share of 79% in FY 2015-16, this will be a positive benefit to Vedanta.

The Indian Government’s focus on upgrading its crumbling infrastructure has provided the much needed impetus to overall economic activity. As per Wood Mackenzie Long Term Outlook published in Q1 2016 zinc demand is forecast to rebound, growing by an average annual rate of 7.0% per annum lifting consumption to 900kt in 2020. The use of galvanised steel in Indian automobiles has started picking up, with less than 3% in a typical car to 7% currently, and is expected to increase to 20% by 2020. Solar energy is another avenue which may demand an additional 50-350t of galvanised steel/MW of installed capacity.

Lead

Lead fundamentals remained bullish with lead prices falling the least among all other base metals in FY 2015-16. Lead consumption is forecasted to grow at 2-3% per annum in the long run.

Given the likelihood that low lead prices will reduce the availability of scrap metal, diminishing the incentive to collect, both primary and secondary supply will tighten in the months ahead.

With pollution concerns aggravating in China, market share for electric is likely to get a boost thereby increasing demand for industrial batteries. India’s growing telecom industry and ongoing infrastructure development will also support industrial battery demand, as should an expanding Photovoltaic (PV) market.

The key to this is medium-term industrial sector growth is estimated at 5.8% per annum with sustained investment in the relevant sectors is the key to this growth. India has the second largest number of mobile subscribers in the world after China and is currently ranked sixth in global vehicle production, suggests strong demand will eventually lead to higher prices.

Copper

Global mine production of copper is estimated to have risen by 3.5% to 19.1mt in 2015 while refined primary copper production is estimated to have totaled 18.9mt, 1.8% higher than the previous year. The main contributor to growth in world refined production was China (up by 4%). World copper usage, however, is estimated to be around 22.8mt, in line with the previous year. A stronger US dollar and slower-than-expected growth in China have weighed on copper prices in 2015 and at the start of 2016 with prices dropping to levels even below US$ 4,500.

In concentrates, annual benchmark settlements for the year 2016 are slightly lower, as compared with the previous year, mainly due to uncertainties surrounding mine projects as prices continued to fall. However, several new mine projects commenced full production in 2015 and further expected new mine production/ expansion in 2016 will support higher concentrate availability. Global smelter production increases during the same period are not expected to keep pace with the mine production. This will ensure that the custom concentrate market in 2016 remains well supplied leading to higher levels of TC/RCs.

Vedanta is one of the major exporters to China and also holds the highest market share in India where demand is expected to grow at more than 8% as the policy reforms and various other initiatives taken by the GoI rejuvenates the economy.

Vedanta holds the highest market share in the domestic copper market, where demand is expected to grow at more than 8%.

Vedanta Limited Annual Report 2015-16

MANAGEMENT REVIEW

MARKET OVERVIEW

Aluminium demand in India is likely to be strong in the coming years, driven by large infrastructure investment by the Government along with increased investment activity by the private sector.

Aluminium

Global aluminium consumption rose by 4% to 56mt in 2015, as compared with 2014. This growth was primarily driven by China where consumption was up 6.7% in contrast to consumption in the world outside of China, which grew by only 1.2% to 27.2mt. As per CRU’s latest estimates primary aluminium global demand is expected to grow by 3% CAGR in the period 2015 – 2020, driven by transport sector and aluminium substitution for other heavier metals.

Supply has grown by 6% to 57.5mt in 2015; however, production outside China was flat at 26mt, due to production cuts. Worldwide, supply is outpacing the demand, which will continue to put further pressure on both pricing and premiums. Specifically, China’s consistently high production and exports to the rest of the world is adding to stocks globally.

In India, primary production for FY 2014-15 stood at 2.4mt and FY 2015-16 will be close to 3.1mt. Demand is likely to be higher than average at around 8% during 2014-2020, spurred by large infrastructure investment by the Government along with increased investment activity by the private sector. This includes investment in electrification driving demand for wire rods, the automotive sector driving demand for alloys and the ‘Make in India’ campaign driving more aluminium consumption generally.

Iron Ore

FY 2015-16 witnessed a significant decline in prices on the back of rising supplies from Australia and Brazil, and slackening demand from China. Prices are projected to remain well below levels recorded during the height of the mining boom. A sustained period of lower prices over the medium term is expected to result in the closure of high-cost capacity as the financial losses of these companies begin to accumulate.

Although these closures will provide some support to prices, new low cost capacity is being developed, particularly in Australia and Brazil, that will constrain any large increases in prices.

While global iron ore demand is projected to remain relatively flat, continued substitution of domestically produced iron ore in China with seaborne iron ore is expected to result in a modest increase in international trade. Reflecting this, global iron ore trade is projected to increase by 1.3% a year between 2015 and 2021, to reach 1.6 bt.

Export growth is projected to come almost entirely from Australia and Brazil, with import growth projected to largely come from China and, to a lesser extent, the United States and Japan.

Vedanta’s iron ore business in Goa caters primarily to the global seaborne iron ore trade due to its logistical proximity to the port along with inland waterways. Goan low grade exports are primarily destined for Chinese Steel mills who are able to blend the low grades with other high grade expensive ores from Brazil and Australia. By contrast, the iron ore business in Karnataka caters primarily to the domestic steel industry in the state of Karnataka, which is located within a radius of 200 kilometres of the mine.

Power

The Indian power sector has witnessed substantial growth in the past decade to meet the growing demand and as well the large latent demand. According to the World Bank, India has been responsible for 10% of global energy demand growth since 2000. The Indian Power system is the fifth largest in the world and India is one of the top five electricity consumers of the world. Growth in industrial activities, rapid urbanisation and rural electrification is expected to push the total installed capacity to 562 GW by 2030 as per the Niti Ayog report in April 2015.

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

To date demand has in fact, been suppressed due to the financially stretched position of the distribution companies, who have been unable to purchase sufficient power to meet consumer demand and are managing the situation through power cuts.

Radical transformation measures have been introduced by the Government including. The ongoing financial relief and transformation package Ujwal Discom Assurance Yojana (‘UDAY’) for the distribution companies announced by the Government is expected to enhance the financial health of the distribution companies, and encourage higher consumer demand on the grid.

Continued focus on efficient generation, coupled with such macro factors are expected to yield better returns in the medium to long term. Transmission constraints in the grid have also dampened the development of the power market in India in the past. This is expected to improve in FY 2016-17, alongside the commissioning of new transmission projects.

With almost all installed capacity coming on stream in FY 2015-16 and improvements in the supply of local coal, Vedanta’s generation capacity has increased by around 30% for the coming year.

With more than 9,000 MW of installed capacity spread across India including one of the largest Wind installations (273 MW), Vedanta is poised to continue playing a vital role in the power story for transforming the nation.

Opportunities for Vedanta

Vedanta is positioned well with a diversified portfolio of assets spread across many commodity classes, enabling it to adjust to economic cycles and offset market downturns. With its focus on India and position as a low-cost producer, Vedanta faces a more positive environment locally in the medium term, as India continues its strong growth and implements the Government vision to reduce dependence on imports. In the long–term, Vedanta’s diversified spread across commodities makes it well positioned to benefit as supply and demand fundamentals gradually get aligned globally.

Vedanta faces a more positive environment locally in the medium term as India continues its strong growth and implements the Government vision to reduce dependence on imports.

Vedanta Limited Annual Report 2015-16

MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

Jharsuguda smelter

VEDANTA HAS IDENTIFIED THE KEY PERFORMANCE INDICATORS, WHICH ARE USEFUL IN ASSESSING HOW WELL THE GROUP IS PERFORMING AGAINST ITS STRATEGIC AIMS.	ITS STRATEGIC AIMS 63,931 Cr REVENUE

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

Vedanta Ltd., a diversified natural resource company having a portfolio of large, world-class, low-cost, scalable assets, located in proximity to high growth markets. The Company operates in the Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Aluminium and Commercial Power sectors.

The Company’s zinc business in India is co-owned by the Government of India (29.54% share) and operated by Hindustan Zinc Limited (HZL) in which Vedanta has a 64.9% interest. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyro metallurgical lead-zinc smelter, seven sulphuric acid plants and nine captive power plants in northwest India, and processing and refining facilities for zinc at Haridwar and for processing and refining facilities for zinc and lead, as well as a silver refinery at Pantnagar, both in state of Uttarkhand in northern India.

The Company’s zinc international business comprises the Skorpion mine and refinery in Namibia, operated through THL Zinc Namibia Holdings (Proprietary) Limited (Skorpion), the Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (Lisheen), which has undergone the closure in November 2015 after 17 years in operation and Black Mountain Mining (Proprietary) Limited (BMM), whose assets include the Black Mountain mine and the Gamsberg mine project (at exploration stage) located in South Africa. The Company has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen.

The Company’s oil and gas business is owned and operated by Cairn India Limited (Cairn) in which Vedanta Limited has 59.9% interest. Cairn has a world-class resource base, with interest in seven blocks in India and one in South Africa. Cairn India’s resource base is located in four strategically focused areas, namely one block in Rajasthan, two on the west coast of India, four on the east coast of India and one in South Africa.

The Company’s iron ore business is wholly-owned by Vedanta Limited and Sesa Resources Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and power generation. The mining operations are carried out at the Codli group and the Sonshi group of mines in Goa; the Narrain mines at Karnataka, a Met Coke and a Pig Iron plant at Goa. The iron ore business also has a power plant at Goa in India for captive use. Our iron ore business’s Liberian assets have been impaired as a result of the considerable fall in the iron ore price, and it took non-cash charge of 1,490 Crore in March FY 2015-16.

The Company’s copper business is owned and operated by Vedanta Ltd, copper mines of Tasmania Pty Ltd. (CMT), Australia, and Fujairah Gold FZC in the UAE. Its custom smelting assets include a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India.

In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which is currently under care and maintenance, and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZC. A non-cash impairment charge of  341 Crore on idle assets at Copper Mines of Tasmania was taken as a consequence of its extended care and maintenance.

The Company operates in the Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Aluminium and Commercial Power sectors and has a presence across four continents.

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Vedanta Limited Annual Report 2015-16

MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

Record annual production of Zinc, Lead, Silver at Zinc India, Aluminium, Power and Copper cathodes.

The Company’s aluminium business is owned and operated by Vedanta Ltd. and Bharat Aluminium Company Limited (BALCO) in which it has a 51% interest and balance is owned by the Government of India. Vedanta Ltd. aluminium operations include a refinery and a 90 MW captive power plant at Lanjigarh and a smelter and a 1,215 MW captive power plant at Jharsuguda, both at Odisha in Eastern India. BALCO’s operations include two bauxite mines, two power plants (used to produce power for captive consumption), and refining, smelting and fabrication facilities in Central India. Further, Aluminium pot ramp-up commenced at 1.25mtpa smelter at Jharsuguda and 325ktpa at BALCO.

The Company’s power business is owned and operated by Vedanta Limited and Talwandi Sabo Power Limited (TSPL), a wholly-owned subsidiary of the Vedanta Limited, which are engaged in the power generation business. Vedanta Limited power operations include 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda with all four units currently operational. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (PSPCL) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and two units of 660 MW are operational while the third unit will be capitalised in early FY 2016-17. The power business also includes 600 MW (two units of 300 MW each) thermal coal-based commercial power plant at BALCO, existing 270 MW power plant at BALCO, 274 MW of wind power plants commissioned by HZL and 100 MW power plant at MALCO Energy Limited situated at Mettur Dam in Tamil Nadu in Southern India.

The Company’s other activities include operation of its Vizag General Cargo Berth Private Limited (VGCB) in which the Company owns a 100% interest. The Vizag port project includes the mechanisation of coal handling facilities and up-gradation of general cargo berth for handling coal at the outer harbour of Visakhapatnam port on India’s east coast.

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

FINANCIAL REVIEW

Financial highlights

Strong underlying results, on the back of diversified portfolio, in a weak commodity price environment

•	Revenue at 63,931 Crore and EBITDA at 15,012 Crore; EBITDA margin of 30%[1]

•	Attributable PAT (pre-exceptional items) at 2,910 Crore

•	Continued optimisation of opex, capex and working capital; net debt reduced by 6,254 Crore during the year, cash and cash equivalents of 52,666 Crore

•	Free cash flow post capex of 11,572 Crore; efficient working capital initiatives
•	Contribution of c. 20,600 Crore to the Indian Exchequer during the year, in the form of taxes, duties, royalties and profit petroleum

•	Exceptional items of 12,452 Crore majorly include on pre-tax basis, impairment charge of 10,358 Crore primarily relating to goodwill creation on acquisition of Cairn India, acquisition goodwill and expenditure impairment of 1,490 Crore towards exploratory assets in West Africa, 115 Crore towards idle assets at Bellary and 341 Crore at Copper mine Australia given the extended care and maintenance

•	No final dividend was paid, interim dividend amounted to 3.5 per share

FY 2014-15	Particulars (In Crore, except as stated)	FY 2015-16
73,364	Net Sales/Income from operations	63,931
22,296	EBITDA	15,012
41%	EBITDA margin[1] (%)	30%
5,659	Finance cost	5,704
2,367	Other Income	3,482
(611)	Forex loss/ (gain)	(972)
19,433	Profit before Depreciation and Taxes	13,459
5,110	Depreciation	5,840
2,050	Amortisation of goodwill	871
12,274	Profit before Exceptional items	6,748
22,199	Exceptional Items[2]	12,452
1,448	Taxes[3]	433
(11,373)	Profit After Taxes	(6,137)
10,250	Profit After Taxes (before Exceptional)	6,216
50%	Minority Interest before Exceptional	53%
(15,646)	Attributable PAT after exceptional item	(9,323)
(52.77)	Basic Earnings per Share ( /share)	(31.44)
5,097	Attributable PAT (before Exceptional)	2,910
17.19	Earnings per Share before Exceptional ( /share)	9.81
61.15	Exchange rate ( /$) – Average	65.46
62.59	Exchange rate ( /$) – Closing	66.33

1.	Excludes custom smelting at Zinc and Copper India operations
2.	Exceptional items Gross of Tax
3.	Tax includes tax credit of 99 Crore in FY 2015-16 and 575 Crore in FY 2014-15 on exceptional items
4.	Previous period figures have been regrouped/rearranged wherever necessary to conform to current period presentation

Strong free cash flow of  11,572 Crore is driven by operating performance and working capital initiatives

39

Vedanta Limited Annual Report 2015-16

MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

EBITDA of 15,012 Crore, despite a challenging commodity price environment.

Revenue

Revenues for the year were at 63,931 Crore, 13% lower year-on-year on account of fall in oil and metal prices, partially offset by higher volumes at Zinc India, Iron Ore, Copper & Power units.

EBITDA and EBITDA Margin

EBITDA for the full year was 15,012 Crore, a decline of 33% due to weaker Brent, metal prices & premia, higher profit petroleum at Oil & Gas segment driven by lower spend and regulatory headwinds. This was partially offset by improved volumes and cost efficiencies.

Depreciation and Amortisation

Depreciation was higher by 730 Crore year-on-year mainly on account of revision of estimated useful lives of various assets in mines and metal businesses which resulted in lower depreciation charge of 474 Crore in FY 2014-15. Revaluation of Assets during FY 2015-16 ( 210 Crore) and capitalisation of Aluminium & power assets further contributed to increase in depreciation charge during FY 2015-16.

Amortisation of goodwill for the year FY 2015-16 was lower by 1,179 Crore post impairment of goodwill during Q4 FY 2014-15 in our oil & gas segment.

Net Interest

Finance cost was 1% higher at 5,704 Crore as compared to 5,659 Crore in previous year. The increase is primarily due to capitalisation of capacities at BALCO and Talwandi Saboo by 348 Crore and increase in finance cost due to re-financing of ~US$ 0.8 bn of parent company loan offset by lower interest on account of repayment of FCCB’s. The blended cost of borrowings is 7.9% during FY 2015-16 compares with 8.2% in FY 2014-15. This represents a 32 bps reduction year-on-year primarily on account of low cost financing of term loan ~0.1%, lower CP interest rates 0.1% and replacement of high cost FCCBs with CP and short term loans.

Other income for the full year was at  3,482 Crore, which was higher than the corresponding previous year at 2,367 Crore largely due to higher liquidation of mutual funds at Cairn and Zinc India during Q4 FY 2015-16. At Zinc India, substantial liquidation of investments at the year-end for payment of special dividend. As per IGAAP, income recognised based on maturing & not on accrual basis.

Exceptional Items

Exceptional items of 12,452 Crore majorly include on pre-tax basis Cairn impairment charge of 10,358 Crore;  10,074 Crore on account of goodwill impairment and 284 Crore of written down of exploration assets. Non-cash impairment charges taken, following carrying value test in light of further decline in crude oil price during the financial year. Further acquisition goodwill and expenditure impairment of 1,490 Crore towards exploratory assets in West Africa due to low price scenario. In addition, non cash impairment charge of  115 Crore towards idle assets at Bellary and  341 Crore at Copper mine Australia given the extended care and maintenance.

Non-Operational Forex Loss/Gain

FY 2015-16 includes a net forex gain of  972 Crore primarily due to the impact of the weaker rupee on the dollar denominated investments, advances and trade debtors.

Taxation

Tax charge in FY 2015-16 is 433 Crore (tax rate pre-exceptional 8%) compared with 1,448 Crore (tax rate 16%) in FY 2014-15. The lower deferred tax charge in HZL and Cairn resulted in lower tax rate in FY 2015-16.

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

Attributable profit after tax (before exceptional items)

Attributable profit after tax (before exceptional items) for the year FY 2015-16 was 2,910 Crore against 5,097 Crore in FY 2014-15. The reduction was primarily due to lower EBITDA on account of weak commodity prices partially offset by lower net interest, depreciation and amortisation.

Minority interest at 53% for the year (50% in FY 2014-15) was driven by lower profitability.

Earnings per share

The earnings per share before exceptional items was 9.81 per share for the FY 2015-16, compared to  17.19 per share for the previous year.

Dividend

The Board has not declared any final dividend. The interim dividend for FY 2015-16 is 3.5 per share.

Shareholders Fund

Total shareholders’ funds as on March 31, 2016 aggregated 44,672 Crore as compared to 53,875 Crore at March 31, 2015. The decrease is mainly on account of impairment and attributable loss.

Reserves and surplus

As on March 31, 2016, reserves and surplus of the Company aggregated  44,376 Crore.

Net Fixed Assets

The net fixed assets as on March 31, 2016, was 94,365 Crore. This comprises  26,991 Crore as Capital work in progress as on March 31, 2016.

Balance Sheet

We continue to have a strong balance sheet with cash and liquid investments of 52,666 Crore as on March 31, 2016 which is mostly invested in debt related mutual funds, bank deposits and bonds. Gross debt at Vedanta Limited was  77,952 Crore as at March 31, 2016.

This comprises long term loans of  65,262 Crore and short term working capital loans of 12,690 Crore. The loan in INR currency is 40,496 Crore and balance 37,456 Crore is in US dollar. Average rate of borrowing was 7.9 % in FY 2015-16. Average debt maturity is 2.28 years.

The downward pressure on metal and oil prices has impacted the Company’s credit rating. During the year, the rating agency CRISIL downgraded company rating from AA+/Stable to AA-/Negative.

Strong balance sheet with cash and liquid investments of 52,666 Crore as on March 31, 2016.

41

Vedanta Limited Annual Report 2015-16

MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

Operational highlights during the year comprise:

•	Record annual production of zinc, lead, silver, aluminium, power and copper cathodes

•	Commenced ramp-up of capacities at Aluminium, Power and Iron Ore divisions

•	Entire power portfolio of 9,000 MW now operational

•	Successful implementation of Mangala Enhanced Oil Recovery Program

•	Recommenced production at Goa Iron Ore operations, achieved exit run rate production of 0.8 mt per month at Goa Iron Ore operations

•	Strong cost performance, with lower cost of production across all businesses

OPERATIONS OVERVIEW

Oil & Gas

Production performance

	Unit	FY 2015-16	FY 2014-15	% Change
Gross Production	Boepd	203,703	211,671	(3.8)
Rajasthan	Boepd	169,609	175,144	(3.2)
Ravva	Boepd	23,845	25,989	(8.2)
Cambay	Boepd	10,249	10,538	(2.7)
Oil	Bopd	196,955	204,761	(3.8)
Gas	Mmscfd	40.5	41.5	(2.4)
Net production - working interest	Boepd	128,191	132,663	(3.4)
Oil	Bopd	125,314	130,050	(3.6)
Gas	Mmscfd	17.3	15.7	10.2
Gross Production	Mboe	74.6	77.3	(3.5)
Working Interest production	Mboe	46.9	48.4	(3.1)

Operations

Average gross production for FY 2015-16 was 203,703 barrels of oil equivalent per day (boepd), which was 3.8% lower than the previous year. This represents c.25% of the domestic production in India. Lower reservoir performance at Bhagyam and a natural decline in the Mangala and Aishwariya fields in Rajasthan were the key reasons. The decline was partially offset by successful execution of the Enhanced Oil Recovery (EOR) project at Mangala, upside from infill wells at Aishwariya and reservoir management initiatives at Bhagyam. Ravva and Cambay block production declined by 8.2% and 2.7% respectively, due to natural decline.

Mangala EOR project, the world’s largest polymer flood, has shown an exemplary performance. In February 2016, polymer injection ramped up to our target levels of 400,000 barrels of liquid per day, which along with production performance has reduced the risks significantly from the perspective of surface facilities, reservoir, polymer availability, and polymer mixing and transportation technology. The integrated drilling programme was completed for all the 93 new injection wells during the year as per plan. In October 2015, the central polymer facility was fully operational with all the four trains preparing polymer solution.

Gas development in the Raageshwari Deep Gas (RDG) field in Rajasthan continues to be a strategic priority. The Company continues to invest capex in the project including further plans in FY 2016-17. During FY 2015-16, average gas production from RDG increased to 27mmscfd higher than guidance provided last year, up 68% year-on-year, with an average Q4 production of 31 mmscfd. This was achieved by a better than expected performance from the fracked well, and stabilised compressor operations that were installed at the Raageshwari and Viramgam terminals. In FY 2015-16, the RDG project has shown robust progress with significantly higher volume than the previous year and will be continued in FY 2016-17 in line with the project plan.

During the year, we commissioned the Salaya Bhogat Pipeline (SBPL), the storage terminal and the marine export facilities at Bhogat which provides an opportunity to expand customer base and realised better pricing.

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

O&G

During FY 2015-16, we successfully completed the world’s largest polymer injection programme at the Mangala field.

Prices

	FY 2015-16	FY 2014-15	% Change
Average Brent Prices – US$/barrel	47.5	85.4	(44.4)

According to the International Energy Agency’s Oil Market Report (January 2016), 2015 saw one of the highest volume increases in global oil production this century. For FY 2015-16, the Brent crude oil price averaged US$ 47.5 per barrel with Q4 FY 2015-16 at US$ 33.9 per barrel — the lowest level since 2005. Supply continued to grow faster than demand. This has led to a situation where commercial stock levels within the Organisation for Economic Co-operation and Development (OECD) are at a record high. As a result, crude oil prices started falling in late FY 2014-15 and weakened further in FY 2015-16. Lately in April 2016, the prices have recovered from record lows due to the weakening US dollar and improved global growth sentiment.

Key factors adversely affecting the oil & gas market includes the advent and resilience of shale oil production; increased oil production by members of the Organization of the Petroleum Exporting Countries (OPEC); lack of production cuts (volume consensus) by OPEC and non-OPEC countries; and lower gross domestic product (GDP) growth globally. The decline in the benchmark Brent price was also followed by greater incentives for processing light grades. As a result, our crudes attracted higher discounts.

Financial Performance

		(in Crore, except as stated)
	FY 2015-16	FY 2014-15	% Change
Revenue	8,625.6	14,645.4	(41.1)
EBITDA	3,504.4	8,659.3	(59.5)
EBITDA Margin	40.6%	59.1%

Revenue for the year was lower at 8,626 Crore (after profit and royalty sharing with the Government of India), driven by weaker crude prices. As a result, EBITDA for FY 2015-16 was lower by 60% at 3,504 Crore. The Rajasthan water flood operating cost was reduced to US$ 5.2 per barrel compared to US$ 5.8 per barrel in the previous year, which is one of the lowest in the world. An increase in polymer injection volumes lifted blended operating cost to US$ 6.5 per barrel during FY 2015-16.

In the Union Budget FY 2016-17, oil cess, a tax on crude oil production, has effectively been reduced at current price level from  4,500 per tonne to 20% ad-valorem on realised price.

The Rajasthan water flood operating cost was reduced to US$ 5.2 per barrel, which is one of the lowest in the world.

43

Vedanta Limited Annual Report 2015-16

MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

In FY 2015-16, we invested US$ 214 primarily in Mangala Polymer Project, Raageswari Deep Gas Project, Aishwariya infill and exploration

The Company has shown continued tight fiscal discipline and has actively renegotiated its existing contracts to improve prices and contain activities. The Company has realised a c. 20% cost saving on polymer through on going interventions. We have also sourced 10 MW power from the open access markets at 25% lower cost. Efficiencies for instance have improved at RDG gas with reduction in both days per frac and also the per frac cost.

In FY 2015-16, we invested US$ 214 mn in capital expenditure, which primarily included Mangala Polymer Project, Raageswari Deep Gas Project, Aishwariya infill, and exploration (appraisal, testing and seismic activities).

Exploration & Development

In FY 2015-16, the Company started with working interest 2P reserves of 242 mmboe and ended with working interest 2P reserves of 175 mmboe. Excluding production, our Working Interest 2P reserves for the year declined by approximately 18 mmboe due to project deferrals in low oil price scenario. We made some additions from reservoir performance and projects in Aishwariya and Offshore fields. This will reverse itself once price levels move up.

Since the recommencement of exploration in the Rajasthan block in 2013, the Company has discovered 1.7 bn boe of drilled and tested HIIP with an additional 0.45 bn boe drilled but yet to be tested. During this period, the Company has discovered 2C resources of 200 mn boe in Rajasthan. During FY 2015-16, activity continued to be focused upon the appraisal of new discoveries and processing of the new 3D seismic data over high priority areas, in line with our re-phased exploration programme. Earlier in the year, oil was discovered in volcanic reservoirs, in three zones in well Raageshwari Deep North and in two zones in well Raageshwari Deep Main. The subsurface data pertaining to the deeper layers within the volcanic reservoirs in the Raageshwari area were analysed during the fourth quarter.

The 3D seismic acquisition programme continued in Rajasthan, with a total of 432 km2 acquired during this year. The processing of newly acquired 3D seismic data is ongoing with a focus on identifying additional prospects that will act to replenish the exploration prospect inventory.

•	Krishna-Godavari Basin Onshore - (BLOCK KG-ONN-2003/1)

Our joint venture partner and operator ONGC has submitted the FDP to the management committee for approval, initiating the JV approval process for the block.

•	Krishna-Godavari Basin Offshore - (BLOCK KG-OSN-2009/3)

We continue to engage with the Ministry of Petroleum & Natural Gas for an extension contingent upon full life clearances. Phase-I expired on March 8, 2016. Interpretation of the new seismic volumes has resulted in identification of four prospects and a number of smaller leads over different play types.

Due to the current low oil price environment, the carrying value of Block KG-ONN-2003/1, Block KG-OSN-2009/3, South Africa (Block 1) and Block MB-DWN-2009/1 have been fully impaired as of March 2016.

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

Outlook

We remain committed to maintaining a healthy cash flow post capex from Oil & Gas business. In FY 2016-17, Rajasthan production volumes will be broadly at FY 2015-16 levels, with natural declines being offset by EOR programme. In line with global peers, capex for FY 2016-17 has been reduced to c. US$ 100 mn, which will be invested 80% on development (primarily RDG Gas and Mangala EOR completion activities) and 20% in exploration.

We will continue investing in pre-development activities of our key projects in Core MBA fields, Barmer Hills and Satellite fields, to ensure project readiness for development with rebound in oil prices. We maintain the flexibility to raise our capital investment as oil price improves.

Our strategic priorities

•	Generate healthy cash flows post capex;

•	Consistent cash generation from core assets with focus on operating cost and efficient reservoir management;

•	Continue investing in Raageshwari Deep gas Project;

•	Option for growth by capital investment in a pipeline of projects at Barmer Hill, Bhagyam and Aishwariya EOR to take advantage of any upswing in oil price;

•	Resilience from robust balance sheet and world class resource base; and

•	Capitalise on strengths - geology, technology, talent pool, strong partnerships and financial discipline.

We remain committed to maintaining a healthy cash flow post capex from Oil & Gas business.

45

Vedanta Limited Annual Report 2015-16

MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

Mined metal production for the full year was recorded at 889,000 tonnes, marginally higher than the previous year, achieving a new annual record.

Zinc-Lead-Silver – India

Production performance

	FY 2015-16	FY 2014-15	% Change
Production (kt)
Total Mined metal	889	887	0.2
Production - Zinc
Mined metal content	744	774	(3.9)
Refined metal	759	734	3.4
- Integrated	759	721	5.3
- Custom	—	13	—
Production– Lead[1]
Mined metal content	145	113	28.3
Refined metal	145	127	14.2
- Integrated	140	105	33.3
- Custom	5	22	(77.3)
Production– silver (m. oz) ex HSL[2]	13.65	10.53	29.6
- Integrated	13.56	8.56	58.4
- Custom	0.09	1.97	(95.4)

(1)	Excluding captive consumption of 7 kt v/s 8 kt in FY 2015-16 v/s FY 2014-15
(2)	Excluding captive consumption of 34.5 Mt in FY 2015-16 vs 40.2 Mt in FY 2014-15

Operations

Mined metal production for the full year was recorded at 889,000 tonnes, in line with the previous year. Production during the second half of FY 2015-16 was lower than the first half of year, due mainly to reduced output from Rampura Agucha (RA) open pit, particularly in Q4 FY 2015-16 as per the mine plan. This was partially offset by record production from all the underground mines, and in particular the Sindesar Khurd (SK) and Kayad mines, which also resulted in higher lead and silver volumes.

Sindesar Khurd has outperformed and achieved the target of 3.0 mt of production in FY 2015-16 ahead of plan. The current mining run rate is 3.75 mt per annum, ahead of schedule. Consequently, silver production has also benefited from higher volumes from this mine and recorded integrated production of 13.56 mn ounces, with a 58% increase year-on-year.

Our Kayad mine surpassed the targeted production capacity of 1 mt per annum during the quarter.

Rampur Agucha mine is in the midst of transition from open pit to underground mine production, with the underground project picking up pace after a slower than planned ramp up due to difficult geotech conditions. The main shaft has reached a depth of 860 metres (out of a planned depth of 950 metres) with completion of the north and south vent work. We also achieved a record decline development of 1,425 meters during the month of March 2016. However, to de-risk any potential delay in development of Rampura Agucha underground project, the open cast mine deepening project, referred to as ‘Stage V’, is progressing satisfactorily.

Refined metal production during the year was the highest ever and higher than mined metal production primarily on account of conversion of existing mined metal inventory and enhanced smelter efficiencies. Integrated refined zinc, lead and silver metal production increased by 5%, 33% and 58% respectively over FY 2014-15.

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

ZLS

Refined metal production during the year was the highest ever and higher than mined metal production, primarily on account of conversion of existing mined metal inventory and enhanced smelter efficiencies.

Prices

	FY 2015-16	FY 2014-15	% Change
Average Zinc LME cash settlement prices US$/T	1,829	2,177	(15.9)
Average Lead LME cash settlement prices US$/T	1,768	2,021	(12.5)
Average Silver Prices US$/ounce	15.2	18.1	(16.0)

Commodity prices weakened during FY 2015-16 due to the stronger US dollar and the slowdown in the Chinese economy. However, Zinc prices showed a degree of resilience during the first quarter of the year and recovered back to US$ 2,400 per tonne in May 2015, backed by better fundamentals than its peers. However, in line with global commodity cues, Zinc prices fell below US$ 1,600 per tonne during Q3 FY 2015- 16, the lowest in more than six years. LME Zinc prices averaged US$ 1,829 per tonne during FY 2015-16 compared to US$ 2,177 per tonne in FY 2014-15, a decrease of 15.9%. Consequently, the spot prices have recovered to above US$ 1,800 per tonne.

Average prices for lead have weakened by 12.5% due to subdued Chinese consumption and lower demand.

Silver’s average price also reduced significantly, by 16% in line with the general weakness in precious metals and on the back of a stronger US dollar.

Zinc Benchmark Premium (the average of Shanghai, Zohar & Singapore) was lower during FY 2015-16 at US$ 91 per tonne, compared to US$ 135 per tonne during FY 2014-15.

Unit costs

		(in Crore, except as stated)
	FY 2015-16	FY 2014-15	% Change
Unit costs
Zinc CoP without Royalty (US$ /MT)	804	870	(7.7)
Zinc CoP with Royalty (US$ /MT)	1,045	1,095	(4.6)
Zinc CoP without Royalty ( /MT)	52,600	53,200	(1.1)

The unit cost of zinc production decreased by 4.6% to US$ 1,045 per tonne, compared to FY 2014-15. Excluding royalty, there was a 7.7% decline in cost at US$ 804 per tonne which is amongst the lowest quartile globally. The decrease was due mainly to higher volumes of integrated production, better smelter efficiencies, reduced coal and commodity prices, higher by-product credit and cost reduction initiatives. In FY 2015-16, the unit cost of zinc production post Silver credit was at c. US$ 500 per tonne (excluding royalty). The increased royalty rates impacted the unit cost of Zinc production by c. US$ 57 per tonne. This and other regulatory headwinds, including renewal power obligations and electricity duty by US$ 36 per tonne, were partly offset by 7% rupee depreciation during FY 2015-16. Zinc India’s zinc composite cost of production remains in the first quartile on the global cost curves position, according to the Wood Mackenzie Report for CY2016. Out of the total zinc unit cost of production of US$ 1,045 per tonne, total government levies were c. US$ 277 per tonne primarily due to Royalty & District Mineral Fund (DMF).

The unit cost of zinc production decreased by 4.6% to US$ 1,045 per tonne, compared to FY 2014-15.

47

Vedanta Limited Annual Report 2015-16

MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

The announced mining projects, with the objective of reaching 1.2 mt per annum, are progressing well, and we expect to achieve the target within the next three years.

With a focused objective of cost optimisation, the Company has deployed a clean sheet costing methodology to work on the existing contract, and has further negotiated the cost spend across the businesses. We have also optimised the transport routes with faster turnarounds, exploring alternative ports to optimise spend. The cost of production excluding royalty is expected to remain stable during FY 2016-17 even as we transition to a higher share of underground production as a result of various cost & efficiency initiatives.

On September 1, 2014, the Indian royalty rates for zinc rose from 8.4% to 10.0%, while lead royalties increased from 12.7% to 14.5%. These increased rates are among the highest in the world, and beyond other based metals. In addition, an amount equal to 30% of royalties was provided with effect from January 12, 2015 to contribute to the District Mineral Fund (DMF), and an amount equal to 2% of royalties for the National Mineral Exploration Trust (NMET).

Financial performance

		(in Crore, except as stated)
	FY 2015-16	FY 2014-15	% Change
Revenue	13,794.5	14,412.7	(4.3)
EBITDA	6,484.5	7,285.0	(11.0)
EBITDA Margin (%)	47.0%	50.5%	—

EBITDA in FY 2015-16 was 6,484 Crore, a decrease of 11.0% compared to FY 2014-15. This decrease was primarily driven by lower zinc, lead and silver prices, and premia as well as statutory headwinds in FY 2015-16. However, these were partially offset by higher volumes, lower cost of production and rupee depreciation.

The decline phase of both Rampura Agucha and Sindesar Khurd underground mines are in commercial production with their operating results recognised in the income statement.

Projects

The announced mining projects, with the objective of reaching 1.2 mt per annum, are progressing well; and we expect to achieve the target within the next three years.

Zinc India’s transition from open cast to underground mining continues. Open cast contributed 60% of production during

FY 2015-16, and historically it has accounted for about 80% of total Metal in Concentrate (MIC) production. Open cast will now be replaced progressively by underground mines, and by FY 2020-21 all our production will be underground.

At Rampura Agucha open cast mine, work to deepen the pit by an additional 50 metres (referred to as ‘Stage V’) is progressing satisfactorily and, has contributed towards de-risking any potential delay in development of Rampura Agucha underground project.

At Sindesar Khurd, the shaft sinking project is ahead of schedule and reached the planned depth of 1.05 km with the completion of the main shaft sinking work, where development of associated infrastructure is also progressing well ahead of its timelines. Production from the shaft is expected to commence during the second half of FY 2017-18.

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

At Zawar, the debottlenecking of the existing mill is progressing well, and the capacity will increase to 2.7 mt per annum by year end.

The Company continues to allocate capex in zinc growth projects.

Exploration

During the year, gross additions of 25.3mt were made to reserves and resources (R&R), prior to a depletion of 10.5mt. As of March 31, 2016, Zinc India’s combined mineral resources and ore reserves were estimated to be 389.9 mt, containing 36.1mt of zinc-lead metal and 1,007moz of silver. Overall mine life continues to be over 25 years.

Outlook

In FY 2016-17, mined metal production is expected to be marginally higher than FY 2015-16, while refined integrated zinc metal production will be at similar level of FY 2015-16. Integrated lead and silver production will be higher on account of greater ore volumes from the Sindesar Khurd mine. Significant progress is expected in terms of mine development and ore production from the underground mine projects as we expect about 60% mined metal production from underground mines in FY 2016-17. Similar to recent years, quarterly variations in production is expected due to waste and ore sequence at Rampura Agucha open cast mine partly offset by ramp up of underground mines. Production during second half of the year will be much higher than the first half; in the first half, Q1 will be much lower than Q2. Volumes will gradually ramp up as the year progresses, as per mine plan.

The cost of production (excluding royalties) is expected to remain stable with various efficiency improvement programmes and cost reduction initiatives aided by a benign commodity environment. This is despite the additional regulatory levies and lower average grades resulting from a change in the mining mix and transitioning to more underground production.

Our strategic priorities

•	To progress the brownfield expansion of mines to achieve 1.2 mt per annum of mined zinc-lead;

•	Manage the smooth transition from open-pit to underground mining at Rampura Agucha;

•	Achieve the life extension of the Rampura Agucha open cast mine Stage V;

•	Achieve cost reductions with various operational and commercial initiatives;

•	Ramp up silver production volumes; and

•	Continue our focus on adding more reserves and resources than we deplete through exploration.

Smooth transition from open-pit to underground mining at Rampura Agucha, is one of our key strategic priorities.

49

Vedanta Limited Annual Report 2015-16

MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

Lisheen had a safe, detailed and fully-costed closure in Nov’15 after 17 years of operation.

Zinc-Lead– Zinc – International

Production performance

	FY 2015-16	FY 2014-15	% Change
Total Production (kt)	226	312	(27.6)
Production – Mined metal (kt)
BMM	63	59	6.8
Lisheen	81	150	(46.0)
Refined metal Skorpion	82	102	(19.6)

Operations

Total production for FY 2015-16 was 28% lower than in FY 2014-15, due mainly to the closure of the Lisheen mine in Ireland in November 2015 after 17 years in operation, maintenance shutdown and partial industrial action at Skorpion. This was partially offset by higher volumes from Black Mountain Mines production.

At Skorpion in Namibia, production was lower by 20,000 tonnes. The main causes were temporary industrial action during Q2 FY 2015-16, the planned refinery maintenance extended shutdown in Q3 FY 2015-16, a slower than anticipated ramp-up post the shutdown, and a decline in the mine grade. During Q4 FY 2015-16 Skorpion production volumes were back to normal, following a planned maintenance shutdown in Q3 FY 2015-16, and it recorded 27,000 tonnes in Q4 FY 2015-16.

Production at BMM was 7% higher due to a 10% increase in mine volume, supported by a change in mining method from cut-and-fill to the more productive longhole mining.

Unit costs

	FY 2015-16	FY 2014-15	% Change
Zinc (US$ per tonne) CoP	1,431	1,393	2.7

The unit cost of production increased to US$ 1,431 per tonne, 2.7% up from US$ 1,393 per tonne in FY 2014-15. This was mainly driven by reduced volumes at Skorpion and Lisheen, increased waste stripping at the Skorpion mine and one-off plant maintenance costs at the Skorpion Refinery. The increased cost was largely offset by local currency depreciation against the US dollar.

Financial performance

		(in Crore, except as stated)
	FY 2015-16	FY 2014-15	% Change
Revenue	2,563.1	3,605.8	(28.9)
EBITDA	379.7	1,082.3	(64.9)
EBITDA Margin	14.8%	30.0%	—

EBITDA reduced by 65% to  380 Crore for FY 2015-16, due mainly to the lower commodity prices as well as lower volumes.

Projects

With the improved outlook on zinc price and reduction in the project capex envisaged at the Gamsberg mine on account of engineering improvements and renegotiations, we have decided to now accelerate the project. Consequently, the project will see the much higher level of capital allocation in FY 2016-17.

Pre-start activities at the project site began in July 2015, by which stage BMM had obtained all regulatory and environmental permits in line with the relevant South African legislation. Pre-stripping and surface work to access the ore body is progressing in line with the re-phased plan. To date, we have excavated c.6.5 mt of waste rock.

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

ZLS

In FY 2016-17 production volumes are expected to be c.170 - 190kt.

The first phase of the project is expected to have a life of mine of approximately 13 years, and there is significant potential for further expansion at the Gamsberg North deposit.

Gamsberg Phase 1 is expected to partially replace the production lost due to the closure of Lisheen, and restore production to over 300ktpa. The first ore production is planned for 2018, with 9 to 12 month ramp-up to full production. The engineering improvements and renegotiations resulted in lower project capex of US$ 400 mn.

The Skorpion refinery conversion is under Detailed Feasibility Study(DFS). The basis engineering is in the final stage of evaluation and we are currently reviewing the capex and opex.

We continue to develop the project using a modular approach, with project execution carried out in a phased manner. This allows us to adapt the capital expenditure programme and increase the ramp-up as market conditions improve. Project IRR remains in mid-teens despite the current commodity price scenario therefore developing it further looks quite attractive.

Outlook

In FY 2016-17 production volumes are expected to be c.170 - 190kt.

Cost of production is expected to reduce to c. US$ 1,200 per tonne - US$ 1,300 per tonne, with continued focus on labour and equipment productivity improvements and cost reduction initiatives. Given the current economic climate, the business is in the process of optimising short-time mine plans while re-aligning the fixed cost base.

At Skorpion, the high wall pushback has been deferred in the light of current market conditions, and plans are currently underway to review various future options for mine life extension. Current reserves are at 5.2 mt (at 9% grade).

At BMM, our focus continues to be around executing on the Gamsberg project. Further, near-mine resource potential is being explored to extend mine life along with other changes in the mining method.

Our strategic priorities

•	Execution of the Gamsberg Project (Phase 1) using a modular approach to project execution and development;

•	Extending the mine life at Skorpion; and

•	Managing a world-class closure at the Lisheen mine site.

At Gamsberg, improvements and renegotiations resulted in lower project capex of US$ 400 mn.

51

Vedanta Limited Annual Report 2015-16

MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

During August 2015, production recommenced in Goa after obtaining all necessary approvals to produce 5.4 mt per annum of saleable ore.

Iron Ore

Production performance

	FY 2015-16	FY 2014-15	% Change
Production
Saleable ore (mt)	5.2	0.6	—
Goa	2.2	—	—
Karnataka	3.0	0.6	—
Pig Iron	654	611	7.0
Sales
Iron ore (mt)	5.3	1.2	—
Goa(1)	2.2	—	—
Karnataka	3.1	1.2	—
Pig iron (kt)	663	605	9.6

(1)	Includes E-Auction sales of 1.4 mt during FY 2015-16 and nil in FY 2014-15.

Operations

During August 2015, production recommenced in Goa after obtaining all necessary approvals to produce 5.4 mt per annum of saleable ore. During the year, production was 2.2 mt with sales of 2.2 mt. Production was impacted by a transportation strike on account of rate negotiations; these were later resolved in March 2016 and we achieved an exit run rate of 0.8 mt per month. Sales include 1.4 mt of traded ore purchased from the e-auction.

At Karnataka, production was 3.0 mt, achieved by fully utilising our environment clearance limit of 2.2 mt and our opening crude ore inventory of 0.8 mt.

A rigorous plan is being implemented, focusing on operational efficiency and commercial spend reduction.

As part of the Company’s cost reduction initiatives, logistics contracts have been optimised across transportation routes, modes and rates. Iron ore sourcing from the nearby mines has been maximised along with plant team requirements to reduce the freight cost. Also, a change in the blend and mix of coking coal has contributed to better cost efficiency.

In view of recession in Iron Ore prices and industry wide representation, export duty on less than 58% Fe has been reduced from 10% to NIL effective from March 1, 2016 in the Union Budget FY 2016-17.

During the year, production of pig iron ramped up from 611,000 tonnes last year to a record production of 654,000 tonnes, with available de-bottlenecked capacity of 785,000 tonnes.

Prices

FY 2015-16 witnessed a significant decline in prices on the back of rising supplies from Australia and Brazil, and slackening demand from China. Prices for 62 Fe grade per tonne averaged US$ 42.6 (FOB), 37% down on FY 2014-15. In April 2016, the price has recovered following lower production forecast from the majors and uptick in China demand scenario.

While global iron ore demand is projected to remain relatively flat, continued substitution in China of domestically produced iron ore with seaborne stocks is expected to result in a modest increase in international trade, some of which is already seen in April 2016 as mentioned above. Reflecting this, global iron ore trade is projected to increase by 1.3% a year between 2015 and 2021, to reach 1.6 bt.

Because of its logistical proximity to the port, along with inland waterways, Vedanta’s iron ore business in Goa caters primarily to the global seaborne iron ore trade. Goan low grade exports are primarily destined for Chinese steel mills that are able to blend the low grades with other high grade expensive ores from Brazil or within China.

By contrast, the iron ore business in Karnataka caters primarily to the domestic steel industry in the state of Karnataka, which is located within a 200 km radius of the mine. While current exports are subject to constraints due to Supreme Court instructions, the iron ore mine in Karnataka is logistically well connected to the port by good rail connections.

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

Fe

EBITDA in FY 2015-16 increased to 402 Crore compared with 135 Crore in FY 2015- 16, primarily due to the restarting of production at Goa and volume ramp-up.

While the FOB price for 56Fe grade was US$ 32 per tonne for Q4 FY 2015-16, the realisation for our Goa ore was lower given the 10% export duty for part of the period., Karnataka ex-works realisation was at c. US$ 14 per tonne for Q4 FY 2015-16 as domestic prices are largely determined by the government mining companies and local demand and supply factors.

Financial Performance

		(in Crore, except as stated)
	FY 2015-16	FY 2014-15	% Change
Revenue	2,291.6	1,996.8	14.8
EBITDA	402.1	135.1	—
EBITDA Margin	17.5%	6.8%	—

EBITDA in FY 2015-16 increased to 402 Crore compared with 135 Crore in FY 2015-16, primarily due to the restarting of production at Goa and volume ramp-up.

Due to considerable recession and uncertainties in the Iron Ore price, acquisition and exploration expenses of 1,490 Crore incurred at Liberia, West Africa to date have been impaired in our books. Further, an impairment of 115 Crore has been taken towards unused plant & machinery at Bellary, Karnataka.

Outlook

The Company has been engaging with respective state governments to enhance the mining cap in Goa and Karnataka. The Expert Advisory Committee (EAC) at Goa has already recommended to the Supreme Court a higher cap of 30 mt, increasing to 37 mt (conditional on the successful completion of an environmental impact assessment) for future, up from the current level of 20 mt applicable to FY 2015-16. Regarding Karnataka, the Company already has the mine plan which will enable a higher production from the current level of 2.3 mt. We will follow the approval process for the same. We are also continuing to work towards resolving the matter of duplication of tax (Goa Permanent Fund & District Mineral Foundation), which is currently being heard by the Honourable Supreme Court.

The Company has signed the MOU with the government of Jharkhand on May 6, 2016 for setting up 1 mt pig iron and ductile pipe plant in the state.

Our strategic priorities remain:

•	To enhance environment clearance limits in Goa (in line with EAC recommendation) and Karnataka and ramp-up to full capacity;

•	Focused cost reduction through various operational & commercial initiatives; and

•	Continue to work with government to remove the duplication of taxes (Goa Permanent Fund and District Mineral Foundation).

Engaging with respective state governments to enhance the mining cap in Goa and Karnataka.

53

Vedanta Limited Annual Report 2015-16

MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

Copper cathode production at Tuticorin was at the record level of 384,000 tonnes.

Copper – India / Australia

Production performance

	FY 2015-16	FY 2014-15	% Change
Production
India- Cathode	384	362	6.1
Australia- Mined Metal content	—	—	—

Operations

FY 2015-16 copper cathode production at Tuticorin was at the record level of 384,000 tonnes, despite a few unplanned outages during the year that included 3-days stoppage of a flood incident due to heavy rains. The smelter is now producing at a normalised plant capacity level. FY 2014-15 production was lower due to the biennial 23-day planned maintenance shutdown in Q1 FY 2014-15, therefore the year-on-year performance is not comparable.

The 160MW power plant at Tuticorin operated at a plant load factor of 71% (FY 2014-15: 86%). This was lower than in FY 2014-15 due to less off-take by Tamil

Nadu Electricity Board (TNEB) due to higher availability of power from wind generators in the state; however, we were compensated at the rate of 20% of realisation, for the off-take below 85% of the contracted quantity. The state government has also imposed restriction on supply of power outside state.

In FY 2015-16, phosphoric acid production was 199,000 tonnes, 5% higher compared to 189,000 tonnes in FY 2014-15.

Our copper mine in Australia remains under extended care and since 2013. We continue to evaluate various options for its profitable restart.

Prices

	FY 2015-16	FY 2014-15	% Change
Average LME cash settlement prices (US$ per tonne)	5,211	6,558	(20.5)
Realised Tc/Rcs (US cents per lb)	24.1	21.4	12.6

Global copper production is estimated to have risen by 3.5% to 19.1mt in CY2015, while refined primary copper production is estimated to have totalled 18.9mt, 1.8% higher than that the previous year. Copper usage across geographies, however, is essentially static at around 22.8mt, in line with the previous year. The copper market is still in an adjustment phase and remains over-supplied in the near-term. Demand growth for Chinese copper has showed a structural slowdown at 3% in CY2015, compared to 7% growth in CY2014 and weighed on copper prices in CY2015 and at the start of 2016. The average copper price for the year was US$ 5,211 per tonne, which is lower by 20.5% compared with the previous year.

Treatment & refining charges (TC/RCs) for FY 2015-16 remained strong, due to increase supply from new copper mines and smelting disruptions. The Company realised 24.1 US cents per lb during FY 2015-16, higher by 12.6% (FY 2014-15: 21.4 US cents per lb.).

In concentrates, annual benchmark settlements for the year 2016 concluded at 97.35/9.73 TCs/RCs. This was around a 10% reduction on the previous year, mainly due to uncertainties surrounding mine projects as LME prices continued to fall. However, several new projects commenced full production in 2015 and further expected new mine production/expansion in 2016 will support higher concentrate availability in 2016. Global smelter production increases during the same period are not expected to keep pace with the mine production. This will ensure that the custom concentrate market in 2016 remains well-supplied,. The Company expects to realise over 22 US cents per lb for FY 2016-17.

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

Cu

At the Tuticorin smelter, the cost of production decreased from USc 4.2 per lb to 3.2 USc per lb, mainly due to higher volumes, lower input commodity costs (fuel and power) and higher by-product credits.

Unit costs

	FY 2015-16	FY 2014-15	% Change
Unit Conversion costs (CoP) - (US cents per lb)	3.2	4.2	(23.8)

At the Tuticorin smelter, the cost of production decreased from USc 4.2 per lb to 3.2 USc per lb, mainly due to higher volumes, lower input commodity costs (fuel and power) and higher by-product credits. We are positioned in the lowest cost quartile with ever improving smelter recovery rates.

These improved credits were due mainly to better sulphuric acids realisation in the domestic markets. The sulphuric acid markets are largely regional and dependent on local demand-supply dynamics. The realisation was healthy during the year due to the improved market and customer mix.

Financial Performance

		(in Crore, except as stated)
	FY 2015-16	FY 2014-15	% Change
Revenue	20,908.8	22,632.4	(7.6)
EBITDA	2,205.4	1,635.8	34.8
EBITDA Margin	10.5%	7.2%	—

EBITDA for FY 2015-16 was 2,205 Crore, higher compared with 1,636 Crore in the previous year. This increase was mainly driven by higher volumes, higher TC/RC and lower cost of production. In addition, a one-off benefit of 166 Crore has been recognised on account of the Target-Plus-Scheme (an export incentive scheme) that was operational in FY 2004-05. This incentive scheme on incremental exports over the previous year was retrospectively withdrawn. After several years of litigation by the exporters, the Supreme Court ruled in their favour and the benefit was restored. This enabled us to recognise the income which will be collected as a refund from the government during FY 2016-17.

A non-cash impairment charge of 341 Crore on idle assets at Copper Mines of Tasmania was taken as a consequence of its extended care & maintenance.

Outlook

Production is expected to remain above 400kt with over 10 days’ planned maintenance activities scheduled in FY 2016-17.

Our strategic priorities

•	To sustain operating efficiencies, reducing our cost profile;

•	Maximising TC/RC; and

•	Debottleneck existing capacity to 425 ktpa and additional 400 ktpa capacity expansion.

Sustain operating efficiencies and reducing our cost profile is one of our key strategic priorities.

55

Vedanta Limited Annual Report 2015-16

MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

In order to optimise costs, the alumina refinery has been operating at a single stream since September 2015.

Aluminium

Production performance

	FY 2015-16	FY 2014-15	% Change
Production (kt)
Alumina – Lanjigarh	971	977	(0.6)
Aluminium – Jharsuguda I	516	534	(3.4)
– Jharsuguda II(1)	76	19	—
Aluminium – Korba I	257	253	1.6
– Korba II(2)	75	71	5.6
Total Aluminium	923	877	5.2

(1)	Including trial run production of 51kt in FY 2015-16 vs. 19kt in FY 2014-15
(2)	Including trial run production of 24kt in FY 2014-15

Operations

The Lanjigarh alumina refinery produced 971,000 tonnes in FY 2015-16.

In order to improve cost efficiencies, operations at the refinery were operated for seven months since September 2015 as a single stream operation with an annual capacity of 800,000 tonnes.

In FY 2015-16, production was stable at the 500kt Jharsuguda-I and 245kt Korba-I smelters. The 1,250kt Jharsuguda II smelter produced 76,000 tonnes during FY 2015-16 with 82 pots operational. The 325kt Korba-II smelter produced 75,000 tonnes with 84 pots operational during the year.

In FY 2015-16, both 300 MW CPP units of the BALCO 600 MW power plant at Korba were commissioned. The first 300 MW CPP unit was capitalised on December 1, 2015 and the second 300 MW CPP unit on March 31, 2016.

Prices

	FY 2015-16	FY 2014-15	% Change
Average LME cash settlement prices (US$ per tonne)	1,590	1,890	(15.9)

Global aluminium consumption rose by 4% to 56mt in CY2015, compared to CY2014. This growth was primarily driven by China where consumption was up 6.7%; in contrast, consumption outside of China grew by only 1.2% to 27.2mt. Supply has grown by 6% to 57.5mt in CY2015; however, production outside China was flat at 26mt, due to production cuts. World-wide, supply has outpaced the demand which continues to put pressure on aluminium price and premium. Specifically, China’s consistently high production backed by subsidised power costs and government aided subsidies which resulted into the higher exports to the rest of the world leading to higher stocks across the globe.

Average LME prices for aluminium for the year fell to US$ 1,590 per tonne, a 15.9% decrease on the previous year’s average price level of US$ 1,890 per tonne.

Aluminium Ingot Benchmark Main Japanese Port (MJP) premium during FY 2015-16 was lower at US$ 119 per tonne compared to US$ 392 per tonne during FY 2014-15 thus, resulting in lower realisations for the Company.

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

Al

The cost of production of hot metal at Jharsuguda-I was US$ 1,511 per tonne, lower by 7.3% (FY 2014-15: US$ 1,630 per tonne).

Unit costs

		(US$ per tonne)
	FY 2015-16	FY 2014-15	% Change
Alumina Cost (Ex Lanjigarh)	315	356	(11.5)
Aluminium hot metal production cost	1,572	1,755	(10.4)
Jharsuguda CoP	1,519	1,630	(6.8)
BALCO CoP	1,659	1,961	(15.4)

The Company has initiated various cost savings projects to increase operational efficiencies and reduce commercial spend. The initiatives include opportunistically procuring the raw materials and using alternative vendors to reduce the spend; changing the specification of raw materials; renegotiating service contracts; and reducing logistics costs by optimising rake movements.

During FY 2015-16, the cost of production of alumina was US$ 315 per tonne, 11.5% lower than in FY 2014-15. The COP for H2 FY 2015-16 was US$ 297 per tonne with single-stream operation (US$ 276 per tonne excluding high cost bauxite inventory).

In FY 2015-16, total bauxite requirements of c. 3.4 mt were met from captive mines at BALCO, domestic sources and imports approximately one third each. Higher volumes in FY 2016-17 will be supported by laterite mining and increased supply from BALCO and domestic sources. The other key raw material being coal was sourced mainly from the combination of linkage coal allocation domestic e-auctions/ad-hoc allocation and imports. This mix was similar to FY 2014-15, will however change in FY 2016-17 due to higher volumes with increased reliance on auction and imports given the fixed quantity of linkage coal allocation.

The cost of production of hot metal at Jharsuguda-I was US$ 1,511 per tonne, lower by 7.3% (FY 2014-15: US$ 1,630 per tonne). The decrease was due to lower alumina prices, lower coal prices, rupee depreciation and the implementation of various cost-saving initiatives.

The cost of production at the 245kt Korba-I decreased substantially by 15% to US$ 1,619 per tonne compared to FY 2014-15. This fall was achieved through reduced coal prices, a lower alumina price, rupee depreciation and by implementing various cost-saving initiatives.

The high-cost rolled product facility at BALCO, which produced approximately 47,000 tonnes in FY 2014-15, has been temporarily suspended and resulting in further cost savings. We will continue to sell ingots and wire rods from BALCO.

The Company has initiated various cost savings projects to increase operational efficiencies and reduce commercial spend.

57

Vedanta Limited Annual Report 2015-16

MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

In FY 2016-17, aluminium volume is expected to be in the range of 1.2 mt, mainly on account of progressive ramp-up at Jharsuguda-II and Korba II smelters

Financial Performance

		(in Crore, except as stated)
	FY 2015-16	FY 2014-15	% Change
Revenue	11,090.9	12,726.3	(12.9)
EBITDA	660.5	2,560.3	(74.2)
EBITDA Margin	6.0%	20.1%	—

EBITDA for FY 2015-16 was lower by 74% at  661 Crore, compared with 2,560 Crore in the previous year. This was primarily due to lower LME prices and premia on metals, and a one-off charge of 236 Crore for prior periods’ Renewable Power Obligations. These were partially offset by input commodity deflation, rupee depreciation and various cost savings initiatives.

Projects

Lanjigarh Refinery

The Company has prospecting licences for three laterite mines in Odisha and exploration is in progress. We expect to start production in H1 FY 2016-17. We have received approvals for expansion of the Lanjigarh refinery to 4 mt per annum. Hence, second stream operation has commenced at the Alumina refinery from April 2016 thus, taking it to the debottlenecked capacity of 1.7 - 2.0 mt per annum (contingent on bauxite quality). Further ramp up to 4 mt will be considered when we have further visibility on bauxite sources.

Korba II Smelter

At the 325kt Korba- II smelter, pre-commissioning activities commenced for further ramp-up from April 22, 2016 with an additional 18 pots commissioned by end April 2016. With commissioning of the new 600 MW CPP units complete, the 270 MW CPP unit will be maintained as a back-up for aluminium smelters.

Jharsuguda II Smelter

On January 27, we received approval from the regulatory authority (Orissa Electricity Regulatory Commission) to use the power generated from three units of the 2,400 MW (4 x 600 MW) Jharsuguda power plant for captive use. This will enable ramp-up of the 1.25 mt per annum Jharsuguda-II smelter. Consequently, we have commenced ramp-up of the first pot line of 312.5kt since the FY 2015-16 year end with an additional 49 pots commissioned by the end of April 2016.

We have started production at the Chotia coal mine during Q4 FY 2015-16 after securing all the pending approvals.

Outlook

Volume & cost

In FY 2016-17, aluminium volume is expected to be in the range of 1.2 mt, mainly on account of progressive ramp-up at Jharsuguda-II and Korba II smelters and the progressive ramp-up of three lines at the 1.25 mt Jharsuguda-II smelter. With continued focus on cost reduction, we expect to achieve hot metal cost below US$ 1,400 per tonne.

Alumina

During FY 2016-17, the Company will move to double-stream operation to support the aluminium pot ramp-ups. The main sources of bauxite will be mix of mines at BALCO, and the balance will be met from laterite mines, other domestic sources and imports.

Coal

Numerous initiatives are being taken to meet our coal requirements. We will source our overall coal mix from low-cost imports and auctioned coal to optimise the cost in FY 2016-17. Imported coal prices softened by c.20% during FY 2015-16. We are also looking to optimise our coal mix further by securing linkage coal through the auction route.

Strategic priorities

•	Full capacity ramp up at Jharsuguda II & Korba II smelters;

•	Laterite mining;

•	Hot metal cost reduction by optimising raw material sourcing, and through various cost reduction initiatives;

•	Secure the captive refinery feed to realise the full potential of cost efficiencies and to increase capacity utilisation; and

•	Lanjigarh refinery expansion to 6 mtpa.

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

Pwr

In FY 2015-16, power sales increased by 23% year-on-year, due to the commissioning of additional units at TSPL and BALCO during the year.

Power

Production performance

	FY 2015-16	FY 2014-15	% Change
Total Power Sales (MU)	12,121	9,859	22.9
MALCO and HZL Wind Energy	816	1,341	(39.1)
BALCO 270 MW	169	89	89.9
600 MW	1,025	10	—
Talwandi Sabo(TSPL)	2,792	1,213	—
Talwandi Sabo(TSPL) Plant Availability Factor %	80%	46%	—
SEL	7,319	7,206	1.6

Operations

In FY 2015-16, power sales increased by 23% year-on-year, due to the commissioning of additional units at TSPL and BALCO during the year. With these units, our entire 9,000 MW of power capacity became operational as of March 2016.

At the Talwandi Sabo power plant, the second 660 MW unit started commercial production in December 2015. The two operating units operated at 80% availability and supplied 2,792 mn units to the Punjab State Electricity Board (PSEB). TSPL’s Power Purchase Agreement with PSEB compensates according to the availability of the plant. The third 660 MW unit was synchronised during March 2016 and is expected to achieve commercial production during Q1 FY 2016-17.

The Jharsuguda 2,400 MW power plant operated at a lower Plant Load Factor (PLF) of 39% during FY 2015-16, due to a weak power market and power evacuation constraints for open access power sales. During FY 2016-17, one 600 MW unit is being supplied to the grid and the remaining 1,800 MW (3X600MW) will supply power to the Jharsuguda-II smelter with sales of surplus power on the open market. Accordingly, capacity utilisation is expected to increase significantly.

At BALCO, the first 300 MW IPP unit of the 1,200 MW power plant commenced commercial production in July 2015, and the second 300 MW IPP unit achieved commercial production in March 2016.

Entire 9,000 MW of power capacity became operational as of March 2016.

59

Vedanta Limited Annual Report 2015-16

MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

During FY 2016-17, we will continue to increase capacity utilisation at Jharsuguda and increase power sales with newly commissioned power units at Talwandi Sabo and BALCO.

Unit sales and costs

		(US$ per tonne)
	FY 2015-16	FY 2014-15	% Change
Sales realisation ( /kwh)(1)	2.91	3.25	(10.4)
Cost of production ( /kwh)(1)	2.15	2.14	0.5
TSPL Sales realisation ( /kwh)(2)	4.34	4.37	(0.8)
TSPL Cost of production ( /kwh)(2)	3.50	3.91	(10.3)

(1)	Excluding TSPL.
(2)	Volume based on Plant Availability Factor (PAF) – FY 2015-16 – 5,751MU and FY 2014-15 – 1,897MU.

Average power sale prices excluding TSPL, were lower in FY 2015-16 at 2.9 per unit compared with 3.3 per unit in the previous year due to lower demand.

Currently, power demand has been suppressed due to the financially stretched position of the distribution companies. With the new initiatives taken by government

(UJWAL Discom Assurance Yojna – ‘UDAY’) to encourage them to restructure their balance sheets, it is expected to create new demand for the power thereby improving health of power industry. However, TSPL is not affected currently by sluggish power demand due mainly to its Case II business model as compensation is linked to availability of plant.

Financial performance

		( Crore, except as stated)
	FY 2015-16	FY 2014-15	% Change
Revenue	4,673.9	3,627.8	28.8
EBITDA	1,298.6	872.9	48.8
EBITDA Margin	27.8%	24.1%	—

EBITDA improved by 49% compared to FY 2014-15, despite lower demand and softer power rates. This was due to additional power sold from the newly commissioned unit of the Talwandi Sabo power plant and BALCO.

Outlook

During FY 2016-17, we will continue to increase capacity utilisation at Jharsuguda and increase power sales with newly commissioned power units at Talwandi Sabo and Balco.

Our strategic priorities

•	Tie up all capacities under long-or medium-term open access;
•	Achieve over 90% availability; and

•	Achieve a successful outcome in regulatory matters.

Port business

The Vizag General Cargo Berth (VGCB) operation remains stable. Despite the reduced coal imports driven by the weaker power market, dispatch tonnage increased marginally by 3% to 7.1 mt (FY 2014-15: 6.9 mt) and generated an EBITDA of 75 Crore. VGCB is one of the deepest coal terminals on the eastern coast of India, which enables docking of large Cape-size vessels.

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

PRINCIPAL RISKS AND UNCERTAINTIES

The resources sector is currently in the midst of a correction, with an extended period of lower and volatile commodity prices impacting earnings, balance sheets and investor perceptions. Our businesses are also exposed to a variety of risks, which are inherent to a global natural resources organisation. It is therefore essential to have in place necessary systems to manage these risks, while balancing the relative risk reward equation demanded by our stakeholders.

Our management systems, organisational structures, processes, standards, code of conduct together form the system of internal control that governs how we conduct the Group’s business and manage the associated risks. Our risk management framework is designed to be simple, consistent and clear for managing and reporting risks from the Group’s businesses to the Board.

Risk management is embedded in our critical business activities, functions and processes. It helps Vedanta meet its objectives through aligning operating controls with mission and vision. The effective management of risk is critical to support the delivery of the Group’s strategic objectives. The framework helps the organisation meet its objectives through alignment of operating controls to the mission and vision of the Group.

We have a multi-layered risk management framework aimed at effectively mitigating the various risks, which our businesses are exposed to in the course of their operations as well as in their strategic actions. We identify risk at the individual business level for existing operations, as well as for ongoing projects through a consistently applied methodology.

Formal discussion on risk management happens in business level review meetings at least once in a quarter. The respective businesses review the risks, change in the nature and extent of the major risks since the last assessment, control measures established for the risk and further action plans. The control measures stated in the risk matrix are also periodically reviewed by the business management teams to verify their effectiveness.

Ensuring effective tone at the top is vital for the risk management process to function effectively. These meetings are chaired by business CEOs and attended by CXOs, senior management and concerned functional heads. Risk officers have been formally nominated at all operating businesses as well as Group level whose role is to create awareness on risks at senior management level and to develop and nurture a risk management culture within the businesses. Risk mitigation plans form an integral part of performance management process. Structured discussion on risk management also happens at SBU levels on their respective risk matrix and mitigation plans. Governance of risk management framework in the businesses is anchored with their leadership team.

The Board of Directors has the ultimate responsibility for management of risks and for ensuring the effectiveness of internal control systems. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. The Audit Committee aids the Board in this process by identification and assessment of any changes in risk exposure, review of risk control measures and by approval of remedial actions, where appropriate.

The Audit Committee is in turn supported by the Group Level Risk Management Committee which helps the Audit Committee in evaluating the design and operating effectiveness of the risk mitigation programme and the control systems. Group Risk Management Committee (GRMC) comprising of Group CEO, Group CFO, Director Finance, Director - Management Assurance and Group Head – HSE meets every quarter. GRMC discusses key events impacting the risk profile, emerging risks and progress against the planned actions apart from other things.

Our management systems, organisational structures, processes, standards, code of conduct together form the system of internal control that governs how we conduct the Group’s business and manage the associated risks.

61

Vedanta Limited Annual Report 2015-16

MANAGEMENT REVIEW

MANAGEMENT

DISCUSSION AND ANALYSIS

Every business division in the Group has developed its own risk matrix of top 20 risks, which get reviewed at business management committee/business ExCo chaired by the CEO.

Materiality and tolerance for risk are key considerations in our decision-making. The responsibility for identifying and managing risk lies with all the managers and business leaders in the Group.

The Group’s approach to risk management, elaborated in its risk policy and the risk charter, is aimed at embedding a risk aware culture in all decision making process. Accountability for risk management is clear throughout the Group and is a key performance area for line managers.

As stated above, every business division in the Group has developed its own risk matrix of top 20 risks, which get reviewed at business management committee/business ExCo chaired by the CEO. In addition, business divisions have also developed their own risk registers depending on the size of operations and number of SBUs / locations. These risks get reviewed in SBU level meetings.

The order in which these risks appear in the section below does not necessarily reflect the likelihood of their occurrence or the relative magnitude of their impact on our business. Risk direction of each risk was reviewed based on events, economic conditions, changes in business environment and regulatory changes. While our risk management framework is designed to help the organisation meet its objectives, there can be no guarantee that our risk management activities will mitigate or prevent these or other risks from occurring.

In addition to the above structure, other key risk governance and oversight committees include the following:

•	CFO Committee has an oversight on the treasury related risks. This committee comprises of Group CFO, Deputy CFO, business CFOs, Group Treasury Head and Treasury Heads at respective businesses

•	Group Capex Sub-Committee which evaluates the risks while reviewing any capital investment decisions as well as institutes a risk management framework in expansion projects

•	Vedanta Board Level Sustainability Committee looks at sustainability related risks. This Committee is headed by a non- Executive Director and has Group CEO and other business leaders as its members.

•	The Board with the assistance of management has carried out a robust assessment of the principal risks and uncertainties of the Group (including those that threaten the business model, future performance, solvency or liquidity) and tested the financial plans for the Group for each of the principal risks and uncertainties mentioned below.

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A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

Risk	Impact	Mitigation

Access to capital	The Group may not be able to meet its payment obligations when due or be unable to borrow funds in the market at an acceptable price to fund actual or proposed commitments. A sustained adverse economic downturn and/or suspension of its operation in any business, effecting revenue and free cash flow generation, may cause stress on the Company’s financing and covenant compliance and its ability to raise financing at competitive terms. Any constraints on upstreaming of funds from the subsidiaries to the Group may affect the liquidity position at the Group level.

•       The team is working on completing the near term refinancing, reducing cost of borrowing, extending maturity profile and deleveraging the balance sheet. The Group also has a track record of good relations with banks and of raising borrowings in last few years.

•       Structured ramp-up of facilities will give better margins and help in loan repayments / interest servicing.

•       Regular discussions are going on with rating agencies.

•       The lending banks at Vedanta have consented to certain changes requested by the Company to its covenants under the terms of the relevant debt facilities effective from March 31, 2016 until the period ending September 30, 2018.

•       The Group also generates healthy cash flows from its current operations which, together with the available cash and cash equivalents and liquid financial asset investments, provide liquidity both in the short term as well as in the long-term.

Challenges to operationalise investments in aluminium business	Some of our projects have been completed (pending commissioning) and may be subject to number of challenges during operationalisation phase. These may include challenges around sourcing raw material materials.

•       We are in the process of commencing operationalisation of these facilities. We have received approval to convert 3 units at Jharsuguda from IPP to CPP effective April 2016. Ramp-up of the first line of 1.25 mt Jharsuguda-II smelter commenced from April 2016. The remaining two units of BALCO power plant have been commissioned recently. Third unit of TSPL was also synchronized in Q4 FY 2015-16. Pot ramp up activities commenced at Korba II smelter in April 2016.

•       We continue our efforts to secure key raw material linkages for our alumina / aluminium business. Various infrastructures related challenges are being addressed.

•       A strong management team is in place and continues to work towards sustainable low cost of production, operational excellence and securing key raw material linkages.

•       Further details in this connection are included in the Aluminium business section.

Challenges in production growth of Iron Ore business	While Goa iron ore production resumed in FY 2015-16, risk around the lifting of existing mining caps remains.

•       We have resumed operations at our major mines. All mining plans have been approved by Indian Bureau of Mines and the state government allocations of mining cap is in line with Supreme Court directive.

•       We continue to actively pursue the lifting of mining caps and additional allocation of production from the state government.

63

Vedanta Limited Annual Report 2015-16

MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

Risk	Impact	Mitigation

Extension of Production Sharing Contract of Cairn beyond 2020 or extension at less favourable terms	Cairn India has 70% participating interest in Rajasthan Block. The production sharing contract (PSC) of Rajasthan Block runs till 2020. Challenges in extension of production sharing contract of Cairn (beyond 2020) or extension at less favourable terms may have implications.

•       We are in continuous dialogue with the Indian Government and relevant stakeholders. The Production-Sharing Contract has certain in-built options for extension; Cairn has already applied for an extension and the matter is being pursued with all stakeholders.

Discovery risk

The increased production rates from our growth oriented operations places demand on exploration and prospecting initiatives to replace reserves and resources at a pace faster than depletion. A failure in our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our prospects. There are numerous uncertainties inherent in estimating ore and oil & gas reserves, and geological, technical and economic assumptions that are valid at the time of estimation. These may change significantly when new information becomes available.

•       Our strategic priority is to add to our reserves and resources by extending resources at a faster rate than we deplete them, through continuous focus on drilling and exploration program.

•       In order to achieve this we have developed an appropriate organisation and allocated adequate financial resources for exploration. International technical experts and agencies are working closely with our exploration team to build on this target.

•       We continue to work towards long-term supply contracts with mines to secure additional reserves for future production.

Transitioning of zinc and lead mining operations from open pit to underground mining

Our zinc and lead mining operations in

India are transitioning from an open pit mining operation to an underground mining operation. Difficulties in managing this transition may result in challenges in achieving stated business milestones.

•       A strong separate empowered organisation is working towards ensuring a smooth transition from open pit to under-ground mining. We are working with internationally renowned engineering and technology partners on this project. There is strong focus on safety aspects in the project.

•       Technical audits are being carried out by independent agencies.

•       Reputed contractors have been engaged to ensure completion of the project on indicated time lines. These mines will be developed using best in class technology and equipment and ensuring the highest level of productivity and safety.

•       We have inducted employees / contractors in our system having underground mining expertise. We are also sending our employees to overseas underground mines for skill development.

•       Stage gate process to review risks and remedy at multiple stages on the way. Robust quality control procedures have also been implemented to check safety and quality of services / design / actual physical work.

•       Further, additional output from stage V as well as ramp up from some of the mines is expected to smoothen out this transition.

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Risk	Impact	Mitigation

Fluctuation in commodity prices (including oil)	Prices and demand for the Group’s products are expected to remain volatile/ uncertain and strongly influenced by global economic conditions. Volatility in commodity prices and demand may adversely affect our earnings, cash flow and reserves.

•       In order to mitigate the impact of falling commodity prices, a cost reduction programme is being pursued. Optimisation of operations to drive efficiencies, and product mix optimisation is also being pursued. Structured cost reduction programme delivering transformational improvements will reset our cost base to the lowest possible level. We continue to focus on manpower rationalisation and deriving value out of procurement synergies across locations.

•       The Group has a well-diversified portfolio which acts as a hedge against fluctuations in commodities and delivers cash flows through the cycle. Vedanta considers exposure to commodity price fluctuations to be an integral part of the Group’s business and its usual policy is to sell its products at prevailing market prices and not to enter into price hedging arrangements other than for businesses of custom smelting and purchased alumina, where back-to-back hedging is used to mitigate pricing risks. In exceptional circumstances we may enter into strategic hedging but only with prior approval of the Executive Committee.

•       The Group monitors the commodity markets closely to determine the effect of price fluctuations on earnings, capital expenditure and cash flows. The CFO Committee reviews all commodity-related risks and suggests necessary courses of action as needed by business divisions. Our focus is on cost control and cost reduction.

Currency exchange rate fluctuations

Our assets, earnings and cash flows are influenced by a variety of currencies due to the diversity of the countries in which we operate. Fluctuations in exchange rates of those currencies may have an impact on our financials.

Although the majority of the Group’s revenue is tied to commodity prices that are typically priced by reference to the US dollar, a significant part of its expenses are incurred and paid in local currency. Moreover Group borrowings are significantly denominated in US dollars while a large percentage of cash and liquid investments are held in other currencies, mainly in the Indian rupee. Any material fluctuations of these currencies against the US dollar could result in lower profitability or in higher cash outflows towards debt obligations.

•       Vedanta does not speculate in forex. We have developed robust controls in forex management to hedge currency risk liabilities on a back-to-back basis.

•       The CFO Committee reviews our forex-related matters periodically and suggests necessary courses of action as may be needed by businesses from time to time, and within the overall framework of our forex policy.

•       We seek to mitigate the impact of short-term movements in currency on the businesses by hedging short-term exposures progressively based on their maturity. However, large or prolonged movements in exchange rates may have a material adverse effect on the Group’s businesses, operating results, financial condition and/or prospects.

•       At the time of borrowing decisions, appropriate sensitivity analysis is carried out for domestic borrowings vis-à-vis overseas borrowings

•       Notes to financial statements in Annual Report give details of accounting policy followed in computation of currency translation impact. We continue to monitor the currency translation impact and highlight this separately in financials to give appropriate perspective.

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MANAGEMENT DISCUSSION AND ANALYSIS

Risk	Impact	Mitigation

Tax related matters	Our businesses are in a tax regime and change in any tax structure or any tax related litigations may impact our profitability.

•       Vedanta has a robust organisation in place at business and Group level to handle tax-related matters. We engage, consult and take opinion from reputed tax consulting firms. Reliance is placed on appropriate legal opinion and precedence.

•       We continue to take appropriate legal opinions and actions on the tax matters to mitigate the impact of these actions on the Group and its subsidiaries.

Breaches in information/ IT security	Like many other global organisations, our reliance on computers and network technology is increasing. These systems could be subject to security breaches resulting in theft, disclosure or corruption of key/ strategic information. Security breaches could also result in misappropriation of funds or disruptions to our business operations. A cyber security breach could have an impact on business operations.

•       Appropriate organisation is in place at respective businesses for information and IT security.

•       At group level, Chief Information Security Officer (CISO) focuses on formulating necessary frameworks, policies, procedures and for leading any agreed group wide initiatives to mitigate risks. Various initiatives have been taken up to beef up IT / cybersecurity controls.

•       We seek to manage cyber security risk through increased standards, ongoing monitoring of threats and awareness initiatives throughout the organisation. An IT system is in place to monitor logical access controls. We continue to carry out IT security reviews by experts periodically and improve IT security standards.

Political, legal and regulatory risk	We have operations in many countries around the globe, which have varying degrees of political and commercial stability. The political, legal and regulatory regimes in the countries we operate in may result in higher operating costs, restrictions such as the imposition or increase in royalties or taxation rates, export duty, impact on mining rights/ ban and change in legislation pertaining to repatriation of money. We may also be affected by the political acts of governments including resource nationalisation and legal cases in these countries over which we have no control.

•       The Company and its business divisions monitor regulatory and political developments on continuous basis. Our focus has been to communicate our responsible mining credentials through representations to government and industry associations.

•       We continue to demonstrate the Group’s commitment to sustainability by proactive environmental, safety and CSR practices. We continue to actively engage with local community / media / NGOs on these matters.

•       We are SOX and SEC related compliant organisations. We have an online portal for compliance monitoring. Appropriate escalation and review mechanisms are in place. Competent in-house legal organisation exists at all the businesses and the legal teams have been strengthened with induction of senior legal professionals at all businesses. SOP has been implemented across businesses for compliance monitoring.

•       Contract management framework has been strengthened with issue of boiler plate clauses across the Group which will form part of all contracts. All key contract types standardised. Involvement of legal in decision making process is being reinforced. A Framework for monitoring against Anti Bribery & Corruption guidelines is also in place.

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Risk	Impact	Mitigation

Community relations	The continued success of our existing operations and future projects are in part dependent upon broad support and a healthy relationship with the respective local communities. Failure to identify and manage local concerns and expectations can have a negative impact on relations with local communities and therefore affect the organisation’s reputation and social licence to operate and grow.

•       Establishing and maintaining close links with stake holders an essential part of our journey as a sustainable business.

•       CSR approach to community programmes is governed by two key considerations: the needs of the local people and the development plan in line with the SDGs and also CSR National Voluntary Guidelines of Ministry of Corporate Affairs, Government of India as well as Section 135 of companies act in India. We integrate CSR objectives with Sustainable Development Goals by UN.

•       Our business leadership teams have periodic engagements with the local communities to establish relations based on trust and mutual benefiit. Our businesses seeks to identify and minimise any potentially negative operational impacts and risks through responsible behaviour – acting transparently and ethically, promoting dialogue and complying with commitments to stakeholders.

•       Establishing and maintaining close links with stakeholders an essential part of our journey as a sustainable business. There are structured programmes on reducing Water, Energy and Carbon consumption.

•       Our focus is on local consent prior to accessing resources. Structured community development programmes continue to operate at various locations.

•       Board level Corporate Social Responsibility Committee decides the focus areas of CSR activities, budget and programmes to be undertaken by businesses. We help communities identify their priorities through need assessment programmes and then work closely with them to design programmes that seek to make progress towards improvement in quality of life of the local communities.

•       Further details of the Group’s CSR activities are included in the Sustainability section.

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Risk	Impact	Mitigation

Health, Safety and Environment (HSE)	The resources sector is subject to extensive health, safety, and environmental laws, regulations and standards. Evolving regulations, standards and stakeholder expectations could result in increased cost, litigation or threaten the viability of operations in extreme cases.

•       Health, Safety and Environment (HSE) is a high priority area for the organisation. Compliance with international and local regulations and standards, protecting our people, communities and the environment from harm and our operations from business interruptions are our key focus areas.

•       Vedanta Board level Sustainability Committee chaired by a Non-Executive Director and includes the CEO as its member meets periodically to discuss HSE performance.

•       We have appropriate policies and standards in place to mitigate and minimise any HSE related occurrences. Structured monitoring and a review mechanism and system of positive compliance reporting is in place.

•       The Company has implemented a set of standards to align its sustainability framework in line with international practices. A structured sustainability assurance programme continues to operate in the business divisions covering environment, health, safety, community relations and human rights aspects and to embed our commitment at the operational level.

•       HSE experts are also inducted from reputed Indian and global organisations to bring in best-in-class practices.

•       The businesses have an appropriate policy in place for occupational health related matters supported by structured processes, controls and technology. Our operations ensure the issue of operational health and consequential potential risk/obligations are carefully handled. Depending on the nature of the exposure and surrounding risk, our operations have different levels of processes, controls and monitoring mechanisms. There is a strong focus on safety during project planning / execution with adequate thrust on contract workmen safety.

•       Fatal accidents and injury rates have declined. We are implementing programmes to eliminate fatalities and control injuries. Our leadership remains focused on a Zero-Harm culture across the organisation. Consistent application of ‘Life-Saving’ performance standards, introduction of making better risk decisions concept, quantitative risk assessments for critical risks and the formal identification of process safety risks with the focus on the implementation of controls are central to our improvement program. We continue to improve on our safety investigations and follow-up processes. Further details of our HSE related activities are included in the Sustainability section.

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Risk	Impact	Mitigation

Talent/skill shortage risk	The Company’s efforts to continue its growth and efficient operations will place significant demand on its management resources. Our highly skilled workforce and experienced management team is critical to maintaining its current operations, implementing its development projects and achieving longer-term growth. Any significant loss or diminution in the collective pool of Vedanta’s executive management or other key team members could have a material effect on its businesses, operating results and future prospects.

•       We continue to invest in initiatives to widen our talent pool. This is a priority area for the Group. Our senior leadership is actively involved in development of talent pool. We have a talent management system in place to identify and develop internal candidates for critical management positions and processes to identify suitable external candidates.

•       Our performance management system is designed to provide reward and remuneration structures and personal development opportunities to attract and retain key employees. A structured programme maps critical positions and ensures all such positions are filled with competent resources.

•       Our progressive HR policies and strong HR leadership have ensured that career progression, job rotation and job enrichment are focus areas for our businesses.

•       We have established the Mining Academy in Rajasthan to develop an employee pool with enhanced underground mining skills. We also have a structured programme to develop a technically proficient employee pool.

Loss of assets or profit due to natural calamities	Our operations may be subject to a number of circumstances not wholly within the Group’s control. These include damage to or breakdown of equipment or infrastructure, unexpected geological variations or technical issues, extreme weather conditions and natural disasters, any of which could adversely affect production and/or costs.

•       Vedanta has taken appropriate Group insurance cover to mitigate this risk. We have appointed an external agency to review the risk portfolio and adequacy of this cover and to assist us in our insurance portfolio. Our underwriters are reputed institutions and have capacity to underwrite our risk. There is an established mechanism of periodic insurance review in place at all entities.

•       However, any occurrence not fully covered by insurance could have an adverse effect on the Group’s business.

•       We continue to focus on the capability building within the Group.

The Group’s reported results could be adversely affected by the impairment of assets	The change in carrying value of assets depends on various assumptions. The change in any of those assumptions may impact the useful life and its carrying value.

•       We maintain a close watch on various business drivers that could impact impairment assessment. There is continuous focus, monitoring and periodic review of our assets.

•       We also periodically review the assumptions, carry out testing and reassess the useful life of these assets with the help of reputed firms.

•       Vedanta reviews the carrying value of its assets and long-term price assumptions in light of the recent weakness in commodity & oil prices. Any impact of changes to these assumptions on the carrying values will be a non-cash charge reflected in the results for FY 2015-16. This non-cash charge do not affect the cash generation capability of the business. With the completion of this review and subsequent decisions being taken as a fallout of the same, we expect this risk to be mitigated to a large extent.

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SUSTAINABLE DEVELOPMENT AND CORPORATE SOCIAL RESPONSIBILITY

SUSTAINABLE

DEVELOPMENT IS

INCLUSIVE GROWTH THAT

MEETS THE NEEDS OF

THE PRESENT WITHOUT

COMPROMISING THE

ABILITY OF FUTURE

GENERATIONS TO MEET

THEIR OWN NEEDS.

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Overview

Sustainable Development is a core element of our guiding strategy and supports our growth as a diversified natural resources company. This encompasses Corporate Social Responsibility and includes the activities we undertake across our operation to ensure the health and safety of our people, how we make valuable economic and social contributions to the communities and regions where we operate and how we manage our environmental footprint.

Founded in India, our business has grown in parallel with India’s emergence as an economic superpower with a significant global presence. We are the market leader in many key commodities in the country, and with economic growth forecast likely to recover in a few years, Vedanta Ltd. remains uniquely positioned as a domestic supplier. Our operations in India have given us an invaluable understanding of how to make a positive contribution to a developing country. We are able to take this experience to our operations in other countries, particularly in Africa, the other major region of our operations.

Accelerating economic activity:

The natural resources sector is one of the key contributors to modern society as, without raw materials, the lifestyle that so many of us enjoy today would not be possible. The resources we bring to market have a myriad of uses, creating the basic building blocks of society: iron ore is used in the construction of transport networks and building infrastructure; copper is used to connect people through telecommunications and in lifesaving medical devices, and aluminium is used across a myriad of products, including protecting foodstuffs from spoiling, and helping to reduce fuel emissions as a lightweight material for automobiles. In addition, we generate electricity that lights millions of people’s lives and our crude oil is an essential component of thousands of secondary products.

Our presence facilitates, through the contributions we make to the exchequer, the vital role of governments to deliver appropriate infrastructure and valuable services to their societies. In FY 2015-16, we paid  20,600 Crore to exchequer across the world.

The scale of our operations also makes us a major economic contributor through the flow-on effect of our activities. By sourcing products and services locally, we generate significant economic activity and promote the development of local skills that creates new opportunities of employment. This is particularly relevant as the majority of our operations are in the developing world and we are committed to enabling the sustainable development of these societies.

Our strategy to sustainable development

Alongside delivering high-quality assets and low-cost operations, our Sustainability Development Model is integral to Vedanta’s core business strategy and helps us conduct our business in line with our values of entrepreneurship, growth, excellence, trust and sustainability.

Sustainable Development model

Sustainability highlights of the year

•	41.1 mn MT of CO2 equivalent carbon footprint

•	0.44 lost time injury frequency rate

•	20,600 Crore tax payments to exchequers

•	1,563 full-time female employees

•	100% of sites conduct periodic medical examinations for employees

•	43/47 sites are certified to ISO 14001 environmental and OHSAS 18001 standard

•	684,840 Safety training hours delivered to all staff

•	0 category 4 or 5 (severe) environmental incidents

•	50% non hazardous waste recycling rate

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Sustainability Ranking

‘Vedanta is at the forefront of environmental, social and, governance (ESG) practices in India.’

Seema Arora, Executive Director of CII-ITC. Vedanta Ltd. and HZL are ranked among the top 10 sustainable companies of FY 2014-15.

Sustainable Plus is India’s first and only corporate sustainable label launched by CII’s Centre of Excellence for Sustainable Development (CESD), which credits businesses based on the principles of transparency, responsibility and accountability. Both companies have been conferred with ‘Platinum Label’, the highest rating accorded by Sustainable Plus.

It is made up of four pillars- Responsible Stewardship, Building Strong Relationships and Adding & Sharing values and Strategic Communications, based on our strategy to deliver long-term sustainability development as shown in the diagram. These pillars capture the steps we must take to ensure a long-term, successful future for our business – meeting our strategic goals of growth, long-term value and sustainable development.

Our model and framework is aligned to global best practice standards, including the United Nations Global Compact’s (UNGC) ten principles, the International Finance

Corporation, the International Council on Mining and Metals and the Organisation for Economic Cooperation and Development.

Management assurance framework for sustainability

We have created a management framework to put our Sustainable Development Model into practice. We are committed to ensuring this Framework is followed and managed in all our operations and new projects as part of our sustainability journey. Our goal is for the Framework to be delivered by all employees and embedded in every decision we take, ensuring what we do is safe, ethical and transparent.

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Materiality

Our business gives rise to a number of social and environmental impacts, both positive and negative. Along with our stakeholders, we prioritise which of these issues we will tackle, and when. The process by which we determine what is material, i.e. what is most significant to our stakeholders and our business is referred to as completing a materiality review, detailed in Vedanta Resources SD Report 2015-16.

Ensuring Zero Harm Culture: BMM, Zinc International

Responsible Stewardship

Objectives & Targets FY 2015-16	Status	Details on Performance 2015-16	FY 2016-17 Objectives & Target

Occupational Health and Safety

Achieve zero fatal accidents		9 Fatalities (8 In India and 1 in Africa)	Achieve zero fatal accidents

Re-establish LTIFR base performance as per recently released ICMM reporting guidelines and enable future reduction in LTIFR targets.		All businesses updated their safety KPI definitions as per ICMM reporting guidelines.	Focus on eliminating fatalities and reducing the High Potential Incidents.

Implement Safety Performance Standards: >75% of critical elements in the standards to be implemented across the business		All business are implementing the safety performance standards wherein audits were initiated this year. The average score was 51% with significant improvements shown later in the year.	Implement Safety Performance Standards: >75% of critical elements in the standards to be implemented across the business

Implement Safety Interactions at two businesses in addition to HZL		Safety Interaction was included as a part of Leadership Safety Programme i.e. Managing Better Risk Decision (MBRD) which was piloted at Jharsuguda and Sterlite Copper.	Rolling out of Leadership Safety Programme i.e. Managing Better Risk Decision in other businesses.

Understanding Occupation Health Risks- Performing a baseline assessment across the aluminum businesses.		Baseline assessment exercise has been started at Vedanta Ltd- Aluminium operation.	Performing baseline assessments for two other businesses

Environment

Tailing management (New Target)		Preliminary Tailing Risk Assessment completed across the Group	Independent Expert to review the High priority facilities

Exploring opportunities and areas to increase the fly ash utilisation rate.		Fly Ash recycling rate has improved to 46% from 31% this year. The Businesses have recycled the fly ash inventory in the applications like road making, cement and brick making.	To continue exploring opportunities and areas to increase the fly ash utilisation rate.

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In FY 2015-16, 684,840 hours of safety training were delivered to employees and contractors on subjects including working at height, permit to work, job safety analysis, first aid, incident reporting, safe behaviour and falls.

Occupational Health & Safety

Protecting the safety, health and wellbeing of those who work for us is a business imperative. Our stakeholders recognise this and have rated safety and occupational health as our highest strategic priority. In a geographically diverse business like ours, where attitudes to health and safety can vary, fostering a culture of zero harm is no easy challenge. Our Sustainable Development Framework points us to the highest recognised global standards, while continuous auditing and decisive leadership drive compliance.

This year we have implemented and put forward behavioral based and technical programmes like implementation of Safety standards, Job risk assessment and training workshops, personal commitment to not ignore any unsafe act or condition, among other initiatives to drive our excellence towards Zero Harm goal. In FY 2015-16,

684,840 hours of safety training were delivered to employees and contractors on subjects including working at height, permit to work, job safety analysis, first aid, incident reporting, safe behaviour and falls. We also focused on building a strong understanding of Vedanta Safety Performance Standards and Incident Investigation among our people.

We are seeing tangible outcomes of this safety drive, with fewer fatalities and lost time injuries. However, any unsafe incident is entirely unacceptable and tragically, nine employees died due to work-related causes over the year (eight were in India and one in Africa). Each fatality has been fully investigated with each subsidiary company’s Chief Executive or Chief Operating Officer presenting a detailed appraisal of the root causes of each fatality to the Vedanta Resource’s Sustainability Committee and updating them on action plans in response.

TRACKING ZERO HARM

Making Better Risk Decisions

Our Safety Leadership Transformation programme has been piloted and will empower line leaders to make better decisions by foreseeing the risks relevant to their routine and non-routine work profile and understanding the consequences associated with it. 6,000 operational leaders across all sites from the COO to supervisors and including key contractors will be empowered through the programme. This is an ongoing programme and leadership training is already started on this. Employee monitoring Vehicle speed, Jharsuguda

Life support during emergencies

Hindustan Zinc Ltd. installed ‘refuge chambers’ in its Rampura Agucha underground mine to guard the safety of workers during emergency situations. Refuge chamber is a life support equipment capable of providing air supply, oxygen supply and CO2 absorbing system for 36 hours. With this additional capacity, now there are four refuge chambers which can accommodate six people and two chambers which can accommodate 20 people at the mine.

Tracking vehicles anytime, anywhere

Fleet safety is one of the prime concerns in the mining industry. It is vital to monitor vehicle speed & administer consequence management system for the violators. We have thus installed GPS trackers in the heavy motor vehicles at Jharsuguda unit. The tracker provides key information like exact location of the vehicle, speed at which it is travelling, total distance covered and speed variation.

Encouraging Deeper Ownership

Single Point Accountability (SPA) is one of the driving forces of safety management at Sterlite Copper. A set of protocols, SPA is aimed at decentralising safety responsibility and encouraging individual accountability. Several awareness campaigns as well as reward mechanisms encourage employees to embrace SPA.

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During the reporting year, all sites conducted 100% medical examinations for employee’s and contract workforce. A further 92% sites became OHSAS 18001 certified for occupational health and safety management.

For more information about our Occupation Health and Safety projects initiatives and impacts, approach and mitigation strategy, please refer to Vedanta Resources online Sustainable Development Report 2015-16.

Environment

The mining of natural resources is a complex and intensive process that introduces environmental and social change and we strive to maintain the right balance between economic growth and sustainability.

By adopting world-leading practices, we aim to reduce and minimise the environmental impact of our operations. Our goal is to obtain ISO 14001 certification at all sites by this year and as of now 43 out of 47 operations are certified. Systems to reduce water and energy consumption, minimise land disturbance, and waste production, contain pollution and conduct successful mine closures are in place. We are implementing Biodiversity Action Plans at all our sites and are also finding new and innovative ways to recycle waste from our operations including fly ash, red mud, phosphor, gypsum etc.

In line with our site closure plan strategy, we are starting the rehabilitation programme for the Lisheen mine that ceased production this year, in consultation with employees, local authorities and local environment groups.

Water

Our approach is outlined in our Water Policy and delivered through our Water Management Standard. We facilitate the integration of water management into decision-making processes for both new and existing projects, which helps ensure all necessary measures to avoid, minimise or, in some cases, compensate for the impacts of our projects.

The majority of our subsidiary businesses have a Water Resources Management Plan in place to eliminate, minimise, mitigate and manage impacts on water resources. Most of our operational processes have been designed to be ‘zero discharge’, where the generated waste water is treated and recycled for cooling and other applications.

In addition to these initiatives, effluent and sewage treatment plants are installed at many locations for reusing water at primary locations. More details can be found in Vedanta Resources SD Report 2015-16.

RIGHT OF SAFE DRINKING WATER

A staggering 1.8 bn people worldwide lack access to safe drinking water, while four billion are without adequate sanitation. In India, the government has announced that all households will have ‘complete’ sanitation by 2019.

We pledged universal access to safe Water, Sanitation and Hygiene (WASH) in the workplace, an initiative of the World Business Council for Sustainable Development, which brings businesses together to create a sustainable future. Going forward, we will be using a modified version of the WASH water tool appropriate to our operations.

This year we have extended the pledge to our community and

We are implementing Biodiversity Action Plans at all our sites and working on innovative ways to recycle waste from our operations including fly ash, red mud, phosphor-gypsum etc.

are committed to provide safe drinking water and sanitation to our neighbouring communities.

With the objective of making people aware about the benefits of safe drinking water, Cairn India, along with its partners, organised an awareness programme at Kharantiya, Bodwa and Seoniyala villages of Barmer District. The programme organised at Government Schools in the respective villages was attended by students, teachers, villagers and panchayat members.

Our other business like HZL, BALCO, TSPL, Sterlite Copper has also followed a similar approach to drive awareness on hygiene and sanitation in these neighbouring communities.

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Vedanta is committed to formulate a company wide strategy on Climate Change that is aligned with the Intended National Determined Contribution (INDC) for the countries in which we are operating.

Energy and climate change

Climate change is a growing concern globally, and recent record temperature trends will likely accelerate this concern. As an extractive industry, we have a profound responsibility to respond to the planet’s undisputed warming and to adapt to future changes. We feel this will require multiple solutions, including using innovative technology to improve energy efficiency and finding more carbon neutral solutions. It is vitally important that every country provides the right incentives for the development and communication of climate-friendly processes and practices. After the recently concluded Paris agreement on Climate Change (COP 21), we are working to formulate a company strategy on Climate Change that is aligned with the Intended National Determined Contribution (INDC) for the countries in which we are operating.

Our Energy and Carbon Policy mandates that all subsidiary businesses must apply global best practice to minimise greenhouse gas (GHG) emissions and energy use, looking to energy management standards such as ISO 50001, and deploying the latest technology to optimise efficiencies.

During FY 2015-16, we conducted internal benchmarking on energy consumption among all our subsidiaries, and we are pleased to report that we met our energy targets over the year, consuming 396 mn gigajoules of direct and indirect energy.

Biodiversity

Protecting biodiversity is an integral part of Vedanta’s commitment to sustainable development. Our dedicated Biodiversity policy and management standard advice how disruption to wildlife should be avoided, minimised or compensated for, from project scoping to site closure and beyond. Our aim is to achieve a minimum of No Net Loss (NNL) of biodiversity and Net Positive Gain (NPG) of biodiversity (in case any critical habitat is present) at all our operations.

We apply the UN Environment Programme’s Integrated Biodiversity Assessment Tool (IBAT) to screen for risk, followed by site-specific assessments to identify sensitive habitats, important bird areas and key biodiversity hot spots. The results of risk screening and assessments are applied to develop Biodiversity Management Plans (BMPs) for all our main sites. All the sites are now implementing BMPs at their operations.

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BIODIVERSITY INITIATIVES

Guinness Book Plantation Record at Mansa, India

Talwandi Sabo Power Limited (TSPL), a subsidiary of Vedanta, set a world record by planting 206,000 saplings in one hour on October 30, 2015 in Mansa, Punjab. Over 5,800 supporters from schools, surrounding villages and locals volunteered to make this feat possible on a 200-acre land area. Considering the small forest cover in Punjab, these additional trees will help improve biodiversity in the region and specifically in Mansa.

Harvesting Plants at Gamsberg, S Africa

In continuation of our biodiversity measures, we relocated close to 80,000 plants to the Gamsberg Research and Rehabilitation Centre to help them survive a scant monsoon and a severe summer. 10,000 of the collected seeds were donated to SANBI-Karoo Desert in Worcester. We also donated plants to SANBI (Karoo Botanical Gardens-Worcester).

Butterfly Park at HZL- Pantnagar, India

Being responsible for pollination of more than 3% of the world’s plants, butterflies play a very important role in the ecosystem. During our biodiversity study of 117 species of butterfly at HZL- Pantnagar operation, we found that most of the species were present in very low numbers.

We decided to improve the habitat so that they would attract more of this ecologically important insect group. A butterfly park in an area of 225 sq. m. was set up in the core zone near the administration block at PMP. 660 different seasonal and permanent flower varieties were planted to attract butterflies and a pond was made for the birds inside the plant premises.

Building Strong Relationships

Objectives & Targets FY 2015-16	Status	Details on Performance 2015-16	FY 2016-17 Objectives & Target
All sites to complete need assessment and pilot studies on social audit for Indian business		Need base assessment completed for all sites. The Social Impact assessment was completed for major Indian sites - Cairn India and HZL	Social Impact assessment studies to be continued for remaining sites
Roll out of SAP based programme management tool for community grievance development and stakeholder engagement		SAP - Stakeholder & Grievance Handling system rolled out.	Implementation and utilisation rate for SAP system to be increased.
Capacity building and refresher course - E-Learning module on Code of Conduct to be implemented.		E Learning module on Code of Conduct launched for all Indian operations.	Ensuring 100% coverage of Code of Conduct training for all employee’s

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In FY 2015-16, our revenues stood at 63,931 Crore, EBITDA at 15,012 Crore.

Our strategy is to build a culture of high-performance, entrepreneurial innovation, while caring for and supporting everyone who works with us.

Stakeholder engagement

We stand by our philosophy of transparency and believe that anyone should be able to voice their opinions; that they should be listened to; and that they can expect a considered and constructive response. This is the basis for connecting with others and building strong relationships.

To illustrate the importance we place in this, we have added strategic communications as a fourth pillar to our Sustainable Development Model. This reflects the emphasis we place on partnership-working and also global trends of consumerism in emerging markets meaning that more people than ever have an interest in commodity production. We have identified six stakeholder groups that have a significant interest in our operations, formally consulting with every group on other issues throughout the year.

Six Stakeholder Group’s

Communities	Shareholders and investors	Industry (suppliers, customers, peers)
Employees	Civil society (non- governmental and other organisations)	Governments

Adding and Sharing Value

Economic value

We pursue a three-pronged approach to add value. We add value to countries’ exchequer by discovering natural resources and processing them so that they are fit for use. We enhance the value of our assets through technically and technologically advanced processes that help us tap more resources per pound. And we expend value by driving direct and indirect positive economic impact in the form of payment of taxes & royalties, and investments towards our employees and community.

In FY 2015-16, our revenues stood at 63,931 Crore, EBITDA at 15,012 Crore. Net debt reduced by 6,254 Crore; cash and cash equivalents of 52,666 Crore.

As the largest producer of aluminium, Crude Oil, copper and zinc-lead in India we make a significant contribution to the development and maturity of many markets. Due to the scale of our operations, we generate opportunities for downstream industries and support services, which has led to the growth of other industries which are capitalising on the increased availability of domestic raw materials.

Sourcing locally benefits local economies and governments contributes to reducing our carbon footprint and can improve skills development and training in areas such as health and safety, as well as making improvements to local infrastructure.

All our activities are focused on ensuring customer needs are met in an appropriate and timely manner, including assisting our customers with technical issues and product development for first use. Customer satisfaction surveys are conducted periodically by external third parties.

Employees

Around 55,000 people work hard at Vedanta every day to make it the success that it is. Every single employee can expect to be inspired to meet their potential; to feel empowered and united under shared values.

Our strategy is to build a culture of high-performance, entrepreneurial innovation, while caring for and supporting everyone who works with us. To safeguard our future competitiveness, we also seek to identify and develop leadership skills; create a fair workplace free from discrimination; and respect human rights above all else.

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We are proud of the diversity of backgrounds we come from – different perspectives help us solve the complex challenges we face and make us more responsive to future risks and opportunities. Creating an inclusive workforce starts in the community and continues through our talent and development programmes. It means focusing specifically on equal opportunities for women, where we know we need to significantly improve our performance.

WINGS OF FREEDOM AT STERLITE COPPER

Sterlite Copper, one of India’s largest copper producers, is on its way to become a benchmark workplace. This synopsis of the Company’s employee practices is a fine example of the Group’s talent management philosophy.

Freedom to Learn and Grow

Job rotation/ Enhanced roles	Grooming STARs/ Specialised training	General/ Technical Act-up Leader’s Connect

Opportunities across the Group	Global Exposure Visits Glides/ Mentors for all the STARs. Training Interventions/MDP	Detailed external assessment to identify high potentials

Freedom to innovate and maximise potential

•       Cross functional assignments

•       Young age responsibility

•       Mentoring by senior leaders

•       Personal and professional aid

•       Focus on continuous improvement via Kaizen

•       Global exposure through platforms like Global Exposure Programme

Freedom to be recognised and rewarded • Trainee of the quarter • Team of the month • Spot recognition • CEO Kitty • Long term service award • Chairman’s Award

Our strategy is to build a culture of high-performance, entrepreneurial innovation, while caring for and supporting everyone who works with us. To safeguard our future competitiveness, we also seek to identify and develop leadership skills; create a fair workplace free from discrimination; and respect human rights above all else.

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The Code covers issues from human rights, insider trading and political contributions; to competition, conflicts of interest and confidentiality.

It provides guidelines for all businesses to assist employees in meeting high standards of personal and professional integrity.

It is beneficial for our business to hire people who understand the market and can engage effectively with contractors and suppliers. Ensuring managers are from the local area is particularly important in helping us relate to the issues faced by neighbouring communities, thus connecting our business and sustainability strategies.

Communication is vital for good human resource management. Engaging with the employees makes them more productive, better aligned and more committed. It also manifests in smooth and effective functioning of the organisation. We maintain an ongoing communication with our employees through multiple programmes at various levels with multiple communication tools such as HZL news, Yagna, EZines, Internal newsletters and social media.

Code of Business Conduct & Ethics

Our Code of Business Conduct and Ethics (the Code) provides a set of principles to guide our employees, while our Sustainable Development Framework outlines best practice standards that drive improvement consistently across all operations.

The Code covers issues from human rights, insider trading and political contributions; to competition, conflicts of interest and confidentiality. It provides guidelines for all businesses to assist employees in meeting high standards of personal and professional integrity. Training in our Code is mandatory for all new hires.

In total 28,770 man hour of training in Human Rights and Code of Business Conduct and Ethics was given to all our employees and contractors. A key focus is absolute intolerance to fraud, bribery and corruption and we welcome the Indian government’s policy in recent years to confront this.

Strategic Communication

In order to reflect the proactive communications with stakeholders, understand their needs, shape their expectations and share Vedanta’s intentions, commitments and actions, we introduced strategic communication as the fourth pillar of our sustainable development model.

To maintain the open dialogue, it is equally important to engage with the influencer communities which includes media, the local governments and the socially relevant investors. The Company is present across eight countries in four different continents. All these regions differ in terms of operational and geographic challenges, business environment, economic development, culture and stakeholder expectations. Together, we are One Organization with One Vision.

Last year a comprehensive branding exercise was taken up to provide holistic and authentic ‘One Vedanta’ experience to stakeholders in all the ways they interact with the organisation. The logo refresh has also been adapted by all the divisions/group companies to align with the Company’s goal of being a unifying brand across its global operations.

VIRTUAL TOWN HALL MEETING

A virtual town hall meeting was chaired by Vedanta Resources Founder and Chairman Anil Agarwal, where he spoke about his vision on the Company and the current market conditions.

The interactive session was held using tele presence and video conferencing system connecting 30 Vedanta locations in five countries. More than 5,000 employees from all Vedanta subsidiaries and businesses operating in different geographies participated in the meeting. Employees were encouraged to ask questions and the chairman patiently and meticulously answered them all.

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Other Stakeholders

Just like our employees and communities we feel other stakeholder like Civil society, Industry (supplier / customer), government and lending community like Shareholder, Investors and banks plays an important role in shaping our sustainability and development agenda. In the mining industry, they are partners in the process of identifying and resolving the challenges. We engage with the all these stakeholders in numerous ways through various forums.

LEVERAGING INDUSTRY PLATFORMS

Mining Indaba, is the world’s largest mining investment conference and Africa’s largest mining event. Vedanta first attended the Mining Indaba in 2013 with the objective of raising awareness about Vedanta in Africa. Since then, we have enlarged our presence and visibility at the conference. It provides us an excellent platform to engage with multiple stakeholders such as governments, investors, financial institutions, suppliers plus the media, which augurs well with our goal to expand our footprint in the continent.

Investors & Lenders

Both investors and lenders seek return on their investment. Volatility in the commodity markets, increased competition and resultant decrease in profit margin affects their returns. Thus, it is critical to communicate with them our plans, actions, outcomes and prospects, so that they can make informed investment decisions. While we continue to communicate with them through an array of statutory and proactive media vehicles, this year our parent group has added a new focused engagement mechanism to communicate with SRIs i.e The Sustainable Development Day.

Our policies and guidance notes are available to all employees through the corporate website, subsidiary portals and through awareness-training sessions.

Last year a comprehensive branding exercise was taken up to provide holistic and authentic ‘One Vedanta’ experience to stakeholders in all the ways they interact with the organisation.

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SUSTAINABLE DEVELOPMENT AND CORPORATE SOCIAL RESPONSIBILITY

CSR highlights

•	1.75 mn* beneficiaries of our community investment

•	160 Crore invested in community development

•	4,032 village meetings held

•	Signed an MoU with Ministry of WCD, India to create 400 model Anganwadis “Nandghar” across India

•	Third party led Social Impact Assessment for major Indian operations

•	Re-aligned our community investment priorities based on community need assessment

•	Contribution towards nation building programmes such as Startup India, Beti Padhao - Beti Bachao, Swachh Bharat etc.

*	Some beneficiaries may be enrolled in more than one project

CORPORATE SOCIAL RESPONSIBILITY

Vedanta is committed to conduct its business in a socially responsible, ethical and environmentally friendly manner and to continuously work towards improving quality of life of the communities in its operational areas.

SOCIAL LICENSE TO OPERATE

Social License to Operate is based on the degree to which a corporation and its activities meet expectations of the local residents, the wider society and key constituent groups.

We are privileged visitors to some of the world’s most remote and underdeveloped regions. We have a duty to respect, learn from and create a shared understanding with those who host us. Connecting with our communities is not just the right thing to do, it is fundamental to our licence to operate.

We believe local communities, particularly indigenous peoples, have the right to participate in decision making about access to natural resources and engage with them through group meetings, public hearings, grievance mechanisms, cultural events.

Our community grievance processes are a key step in preventing concerns from escalating into significant issues or disputes, risking the viability of operations. All public grievances are resolved as per our Grievance Redressal Technical Standard. All community incidents and grievances are recorded and categorised as negligible (1), minor (2), moderate (3), serious (4) or disastrous (5), and captured on a monthly basis.

No category 4 or 5 incidents were recorded in FY 2015-16, although lower-level incidents such as village road blockages and strikes were recorded, particularly related to employment and contractor issues, infrastructure projects and some operational issues including land and traffic management.

CSR COMMITTEE

The Vedanta Board oversees and reviews CSR performance of the Group through its CSR Committee and Executive committee. The committee’s Chairman regularly updates the Board on its progress. The CSR Committee met twice during the year. The CSR Committee of Vedanta Ltd is chaired by Mr. Naresh Chandra, and its members include Mr. Tarun Jain, Mr. Tom Albanese, Ms. Anuradha Dutt and Mr. Ravi Kant.

VEDANTA – A CARING ORGANISATION

People, Planet and Prosperity

We Provide: An appropriate platform that ensures the community’s economic growth and environmental protection.

We Promise: To prevent the degradation of the ecosystem and enable a long lasting and mutually beneficial relationship with the community and all stake holders.

We Pursue: A synergic satisfaction of human needs and a ‘license to operate’.

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BIGGEST-EVER COMMUNITY NEEDS ASSESSMENT

Understanding community needs and expectations is a complex and sensitive process. In FY 2015-16, we completed our most comprehensive, structured and collaborative community engagement to date. In partnership with governmental and non-governmental organisations, a detailed needs assessment was carried out for every community adjacent to our sites.

Drawing on dedicated local personnel to act as conduits between business and community, we undertook around 3,500 village and community meetings and around 260 panchayat meetings (village self-governments). Each community group had the opportunity to voice their opinions; the main concerns we heard were around livelihoods ) and the environment (primarily water and soil quality).

Going forward, we will be working with communities to help them understand our business better, including a focus on environmental hazards. A challenge will be managing expectations arising from this consultation. For example, where we cannot provide employment we will explore vocational training, entrepreneurship options (focusing on women) and other employability routes. The needs assessment will be repeated in three to four years’ time. It will be followed with rigorous assessment of projects against the needs of the community.

Human Rights

Our Human Rights Policy is aligned to the UN Guiding Principles on business and human rights and includes strict prohibition of child or forced labour – either directly or through contract labour. Additionally, our Code of Conduct commits us to comply with all relevant national laws and regulations, underpinning our approach to protecting the fundamental rights of our employees and contract workforce.

Human rights training is an integral part of our Sustainable Development Framework with around 28,770 man hours of training on human rights and Code of Conduct was provided. We support collective bargaining and recognise unions, with systems for employee development, remuneration and grievance redress. Our rigorous Environmental and Social Impact Assessments (ESIA) include the obligation to undertake human rights screening in all new acquisition activities.

Further details on our approach and performance related to Employee’s can be found in Vedanta SD Report 2015-16.

Community impact

We believe that the communities in and around our operations should get a fair share of the benefits, whether through employment, trade and enhanced infrastructure, or greater empowerment to voice opinion.

Our community investment strategy focuses on health, education, livelihoods and environment. In FY 2015-16, we invested 160 Crore benefiting over 1.75 mn people globally through building hospitals, schools and infrastructure, providing mid-day meals to children, developing employability skills, and engaging in community programmes. Our priority over the year was supporting rural livelihoods.

We believe that volunteering is a means of contributing to our local communities and a way to engage our employees, particularly when employees co-create community initiatives. Employee volunteering has brought many additional advantages: it has fostered a greater sense of responsibility among our staff and helped create a more motivated team and united culture.

Further details on our approach and performance related to Employee’s can be found in Vedanta SD Report 2015-16

Women empowerment and Child Welfare

It is important to give back what is earned for the greater good of the society. Community programmes that work towards eradication of poverty, child welfare and women empowerment will be Vedanta’s focus for our communities.

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PROJECT NANDGHAR

Challenge

In India, the role of Anganwadi (child care centre) is critical in combating malnutrition, promoting pre and postnatal care, immunisation and early childhood education. Though the nation is home to over 1.37 mn Anganwadis, their impact is far from what’s desired. The need of the hour is to enhance the efficacy and efficiency of Anganwadis.

Project Nandghar is designed in line with Prime Minister of India’s vision of Beti Bachao Beti Padhao, Digital India, Swachh Bharat and Skilling India.

Intervention

With an aim to modernise the Anganwadi infrastructure in the country, Vedanta signed an MoU with the Ministry of Women and Child Development to construct 4,000 new age Anganwadis across India in three years.

Our model reimagines existing Anganwadis and enhances their role. To be developed in high-burden districts, they will be called Nandghars and shall be equipped with state-of-the-art infrastructure including access to nutritious food, clean water, sanitation and perennial solar power supply.

They will enhance capacity utilisation of the infrastructure by being an access point for primary healthcare and hosting women’s skill development programmes in the free hours after the children’s education.

Highlights of Nandghar:

Education

a.      Smart Learning kit for children

b.      Interactive e-learning

Nutrition

Supplementary nutrition to be provided to children from 6 months to 6 years, and to pregnant and lactating mothers

Primary healthcare

Each cluster of 25-30 Aanganwadis to have a Medi-clinic and a Mobile Medical Unit, which will provide free OPDs, free medicines, and diagnostics for maternal and childcare

Livelihoods

a.      Hosting women’s skill development  programmes

b.      Creation of micro enterprises and Self  Help Groups (SHGs)

Outcome

Till date, 100 Nandghars have become operational. Once all 4,000 Nandghars are constructed, over 400,000 children and women will benefit every year. With this endeavour, we hope to significantly transform the lives of women and children in rural India and impact the prosperity of villages at large.

Community Engagement

We are committed to complete transparency in our communication with the communities and other stakeholder. The bedrock of our communication is how we engage with the communities around our assets. This ensures harmony and sustains our social licence to operate.

Our Engagement Approach:

Ask

Our dialogue begins with questions. Our stakeholders have access to a number of platforms to reach out to Vedanta personnel and voice concerns

Answer

We disclose not just because we want to be

heard but because we are answerable. Equal attention is laid on providing a constructive response.

Analyse

We have established a robust investigation process for complaints reported via the Whistle-

Blowing Mechanism, Sustainability ID and Group Communications ID.

Align

We work hand-in-hand with our stakeholders like govts., communities industry bodies and NGOs and align our goals and actions with high priority areas of the nation. The feedback of all engagements becomes part of our materiality identification exercise.

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Act

There is no stronger proof of commitment to the cause, than demonstrable action. We back our words with acts that move the needle towards promised outcomes.

Communicating Constructively

Communities

Listening to the communities, understanding their concerns and resolving issues is key to pre-empting and avoiding social conflicts. We have adopted a dual approach to community engagement – we undertake focussed CSR activities to create a positive social impact and ensure that the benefits of these activities are well-communicated to the community and the linkage to Vedanta is well-established. We also proactively engage with the communities to negate any trust deficit issues.

Exchanging Ideas with Partners

Cairn India organised a CSR Partners’ Conclave at Barmer in March 2016 to encourage partners to showcase milestone projects. The conclave featured an interactive cross-functional session where partners shared the challenges, lessons learnt and the best practices. Vibrant exchange of ideas; suggestions for improvement and opportunities to bring about operational improvements where the hallmarks of the conclave.

MODEL VILLAGE PROGRAMME

Approach:

The project is based on “rights based approach” and access to health care, education, sanitation and income have been seen as key focus points.

The aim is to make a positive holistic impact on the villages through focused interventions for women and child development. Influencing positive behavior change and sensitisation of community towards gender issues, while encouraging increasing participation of the communities in local decision making are some of the key highlights of the project.

The Rights established by the National Policy on Children in India as well as United Nations Rights of child and the UN’s Sustainable Development Goals were incorporated in the project.

Intervention:

Programs will focus on converging existing and government run programmes in the areas of:

Health, Education, Sanitation and Livelihood and Energy

Key Programs undertaken under Model

Village Project:

100% coverage of pregnant women for access to nutrition

100% coverage of households through IHTs

100% access to households to drinking water

	Name of village	Population	Potential Beneficiaries
HZL	Ganeshpura	1276	651
BALCO	Dondro	1356	690
Vedanta Jsg	Banjari	491	230
TSPL	Bana Wala	1920	920
Sterlite Copper	SV Puram	621	300
Cairn	Mundhon ki Dhani	726	335

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AS A PURPOSE-DRIVEN ORGANISATION - WE VALUE AND EMPOWER OUR PEOPLE, CARE FOR THE PLANET AND COMPETE TO ACHIEVE PROSPERITY FOR ALL STAKEHOLDERS

This BRR compliments the work undertaking by our businesses and should be read in conjunction with the Group’s Sustainable Development Report 2015-16.

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Our Core Values

Trust | Entrepreneurship | Innovation |

Excellence | Integrity | Respect | Care

Our Core Purpose

Vedanta is a globally diversified natural resources company with low-cost operations. We empower our people to drive excellence and innovation to create value for our stakeholders. We demonstrate world-class standards of governance, safety, sustainability and social responsibility.

The resources that we mine contribute to the growth of our communities and nations. The natural resource sector has the potential to generate millions and millions of jobs and that is the key to accelerate the growth and development of India.

India’s current regulatory framework is pushing towards a sustainable natural resources industry that will ensure that there is a stable economic model at work, assurance of resources for future generations, well-being of the communities around the operations and overall making natural resources an integral part of the economy. With the current reforms push and an investor friendly regime, a company like us which has capabilities across mining, smelting, refining and several distribution channels is instrumental in creating hundred thousand of direct and indirect employment.

Our business strategy is about ensuring that growth is maximised in a way that is both sustainable and responsive. The four core pillars - Responsible stewardship, Building

Strong Relationships, Adding & Sharing Values and Strategic Communication are designed to support the long term development, ensuring long lasting relationship and providing superior returns to all our stakeholders.

Alongside delivering high-quality assets and low-cost operations, our Sustainable Development Model is integral to Vedanta’s core business strategy and helps us conduct our business in line with our values of Trust, Entrepreneurship, Innovation, Excellence, Integrity, Respect and Care. The details related to our model and framework are available in the sustainability section of the report.

This year we have delivered long-term social and economic benefits to our stakeholders. We engage in skill development and nation building, and have invested in delivering wider value over the last 30 years, not because it is the right thing to do but because it gains us a ‘Licence to Operate’, building resilience to risk, and enhancing our reputation as a responsible company.

In pursuance of its commitment to responsible business, the Company has prepared this Business Responsibility Report for its standalone divisions- Copper, Aluminium, Iron Ore and Power. These include obligations on business to respect the environment, promote the well-being of employees and to respect the interests of all stakeholders, particularly the disadvantaged and vulnerable. The report complement the work we are already undertaking across the Group and should be read in conjunction with the Vedanta SD report.

Section A: General Information about the Company

Corporate Identity Number (CIN) of the	L13209GA1965PLC000044
Company

Name of the Company	Vedanta Ltd.

Registered address	Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa 403001, India

Website	http://www.vedantalimited.com/

E Mail ID	ir@vedanta.co.in

sustainability@vedanta.co.in

Financial Year reported	April 1, 2015 – March 31, 2016

Vedanta Sustainability Assurance Programme (VSAP) is our internal sustainability risk management tool to ensure compliance with framework.

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During the year, the Company has spent 160 Crore in various CSR projects and initiatives undertaken by the Company.

Sector(s) that the Company is engaged in (industrial activity code-wise)	24201: Manufacture of Copper from ore, and other copper products and alloys.

24202: Manufacture of Aluminium from alumina and by other methods and products of aluminium and alloys.

07100: Mining of iron ores

24101: Manufacture of pig iron and spiegeleisen in pigs, blocks or other primary forms

35102: Electrical power generation by coal based thermal power plants

List three key products/services that the Company manufactures/provides (as in balance sheet)	Copper, Aluminum, Iron Ore, Power

Total number of locations where business activity is undertaken by the Company

a) Number of International Locations	a) 0

b) Number of National Location	b) 4 (Goa, Tamil Nadu, Odisha and Silvassa)

Markets served by the Company - Local/ State/National/International/	Our products are sold in both National and International market.

Section B: Financial Details of the Company

Paid up Capital (INR)	296.50 Crore

Total Turnover (INR)	29,680 Crore

Total profit after taxes (INR)	5,472 Crore

Total Spending on Corporate Social Responsibility (CSR) as percentage of profit after tax (%)	During the year, the Company has spent 21.58 Crore (Standalone basis) and 160 Core overall in various CSR projects and initiatives undertaken by the Company.

As such there is no obligation for the Company to spend on CSR as the avg. profit computed as per provisions of company act for last three years is negative.

List of activities in which expenditure in 4 above has been incurred:-	a. Infrastructure Development
b. Community Development

c. Water, Sanitation and Child Nutrition

d. Health, Medical and Education

Section C: Other Details

Does the Company have any Subsidiary Company/ Companies?	Yes

Do the Subsidiary Company/Companies participate in the BR Initiatives of the parent company? If yes, then indicate the number of such subsidiary company(s)

Vedanta Ltd. has 8 subsidiaries – HZL, BALCO, MEL, Zinc International, Cairn India, Western Clusters, Zinc International and CMT.

All these subsidiaries contribute towards Business Responsibility initiatives however their financials and non-financial numbers are reported separately and are not part of Vedanta Ltd. Business Responsibility Report.

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Do any other entity/entities (e.g. suppliers, distributors etc.) that the Company does business with, participate in the BR initiatives of the Company? If yes, then indicate the percentage of such entity/ entities? [Less than 30%, 30-60%, More than 60%]	Our suppliers are not directly involved with the ‘Responsible Business’ initiatives. However, our contracts address areas like HSE, Ethics, Human rights etc. that our suppliers are obliged to strictly adhere to.

Section D: BR Information

1. Details of Director/Directors responsible for BR

a) Details of the Director/Director responsible for implementation of the BR policy/policies

•	DIN Number

•	Name

•	Designation

S.No.	Particulars	Details
1.	DIN Number (if applicable)	06853915
2.	Name	Mr. Tom Albanese
3.	Designation	Chief Executive Officer
4.	Telephone number	+91 124 459 3327
5.	e-mail id	ir@vedanta.co.in

b) Details of the BR head

S.No.	Particulars	Details
1.	DIN Number (if applicable)	06853915
2.	Name	Mr. Tom Albanese
3.	Designation	Chief Executive Officer
4.	Telephone number	+91 124 459 3327
5.	e-mail id	ir@vedanta.co.in

2. Principle-wise (as per NVGs) BR Policy/policies (Reply in Y/N)

S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
1.	Do you have policy/policies for	Y	Y	Y	Y	Y	Y	Y	Y	Y
2.	Has the policy being formulated in consultation with the relevant stakeholders?	Y	Y	Y	Y	Y	Y	Y	Y	Y
3.	Does the policy conform to any national / international standards? If yes, specify? (50 words)	Y	Y	Y	Y	Y	Y	Y	Y	Y
4.	Has the policy being approved by the Board? Is yes, has it been signed by MD/ owner/CEO/appropriate Board Director?	Y	Y	Y	Y	Y	Y	Y	Y	Y
5.	Does the company have a specified committee of the Board/ Director/Official to oversee the implementation of the policy?	Y	Y	Y	Y	Y	Y	Y	Y	Y
6	Indicate the link for the policy to be viewed online?	http://www.vedantalimited.com/ investor-relations/corporate- governance.aspx

All the sustainability policies of the Company are based on the Vedanta Sustainable Development Framework, which are aligned with the IFC guidelines, ICMM, OECD and UNGC principles

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The Vedanta limited CSR committee oversees the Company’s Social license to operate approach and engagement on community development as defined under the Companies Act.

S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
7.	Has the policy been formally communicated to all relevant internal and external stakeholders?	Y	Y	Y	Y	Y	Y	Y	Y	Y
8.	Does the company have in-house structure to implement the policy/policies.	Y	Y	Y	Y	Y	Y	Y	Y	Y
9.	Does the Company have a grievance redressal mechanism related to the policy/policies to address stakeholders’ grievances related to the policy/policies?	Y	Y	Y	Y	Y	Y	Y	Y	Y
10.	Has the company carried out independent audit/evaluation of the working of this policy by an internal or external agency?	Y	Y	Y	Y	Y	Y	Y	Y	Y

•	The elements of all the above refereed nine National Voluntary Guideline Principles are either enshrined in our Business Code of Conduct and Ethics or we also have separate Sustainability policies for them.

•	Our Business Code of Conduct and Ethics is upgraded as per UK Bribery Act.

•	All the sustainability policies of the Company are based on the Vedanta Sustainable Development Framework, which are aligned with the IFC guidelines, ICMM, OECD and UNGC principles

•	Further both Business Code of Conduct and Ethics and Sustainability Policies are available online for both internal and external stakeholders and have been approved by Board.

3.	Governance related to BR

Indicate the frequency with which the Board of Directors, Committee of the Board or CEO to assess the BR performance of the Company. Within 3 months, 3-6 months, Annually, More than 1 year.

The CSR committee of the board meets every six months to assess all aspects of the BR performance. Additionally, the Sustainability Committee of Vedanta Resources meets every quarter and is responsible on all aspects of sustainable development across the Group. Both committee’s are chaired by the Senior Independent Directors.

Does the Company publish a BR or a Sustainability Report? What is the hyperlink for viewing this report? How frequently it is published?

Sustainability and BRR performance is detailed out in the Vedanta Ltd.- Annual Report however for further detailing on management approach and Sustainability KPI’s as per GRI G4 framework is detailed out in Vedanta Resources Plc.- Sustainable Development Report 2015-16. The report gets published on an annual basis.

Section E: Principle-wise performance

Principle 1: Conduct, Governance, Ethics, Transparency and Accountability

At Vedanta we feel that our Company’s reputation is its most valuable asset. How we conduct ourselves day to day with each other, our customers, our shareholders, our competitors, our neighboring communities and our suppliers forms the basis of our reputation as an ethical company.

We have an established Code of Conduct and Business Ethics, Whistle Blower Policy, and Supplier Code of Conduct. These documents are underpinned by a Vedanta Sustainable Development Framework - policies and standards. The Code, policies and standards communicate our zero tolerance approach to ethical violations, and communicate our commitment and requirement for legal compliance and ethical good practice.

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To ensure that all employees are well-versed with our Code, mandatory training is provided for new recruits, and refresher workshops for anti-corruption policies and procedures are conducted for relevant all employees. This year we provided training on our Code of Business Conduct and Ethics to all our employees.

1.	Does the policy relating to ethics, bribery and corruption cover only the company? Yes/No. Does it extend to the Group/Joint Ventures/Suppliers/ Contractors/NGOs/Others?

Our Business Code of Conduct and Ethics informs our approach to sustainability and how we conduct ourselves day to day – with each other, our customers, our shareholders, our competitors, our employees, our neighboring communities, our host government and our suppliers and contractors.

The Code provides guidelines for our business to be consistent with the highest standards of business ethics and is intended to assist all employees in meeting the high standards of personal and professional integrity that the Group requires of them, with strict adherence to the provisions of the Code, a condition of employment. It covers: Legal Compliance (including Human Rights), Health, Safety and Environment, Insider Trading, Competition and Fair Dealing, Conflicts of Interest, Gifts and Entertainment, Protection and Use of Company Assets, Information Management, External Communications and Corporate Social Responsibility.

2.	How many stakeholder complaints have been received in the past financial year and what percentage was satisfactorily resolved by the management? If so, provide details thereof, in about 50 words or so.

Under our Whistleblowing Policy, employees and external stakeholders are provided a mechanism (toll free number, email id and a reporting portal) to anonymously report inappropriate behaviour. Between January and December 2016, there were 40 Whistle-blowing cases reported, of which 22 were upheld and found correct, resulting in appropriate disciplinary actions including separation, warning, counselling and transfer against our employees, contract workforce and vendors.

•	Around 7850 requests and correspondences (including complaints) were received from our shareholders. All of which were successfully repaired and responded.

Principle 2: Safety and Optimal Resource Utilisation across Product Lifecycle

As primary producers, we have limited oversight and involvement in the full lifecycle of base metal products, and the way in which downstream value-added products are produced and disposed.

Our operations have carried out significant test work on the physical and chemical characteristics of their products to ensure we understand their properties and potential impacts. Potential impacts on humans and the environment are considered when preparing MSDS updates. The MSDS information is made readily available to our customers enabling them to have a full, detailed understanding of our products and their composition. To ensure the safe handling of our products during operations and transportation, we use Material Safety Data Sheets which include information on physical and chemical aspects, health effects, and storage and disposal.

With reference to our customers, the marketing team maintains a forward looking approach in tandem with the global commodity pricing trends and customer demand assessment. Subsequently, the ISO 9001 guideline based feedback schedule is followed for obtaining feedback on a periodic basis. This feedback is accumulated for sharing in management review based on which response is generated. Customer satisfaction survey is conducted at periodic interval to understand customer feedback. The feedback accumulated through surveys is shared in management review meetings based on which appropriate response is generated to take appropriate corrective actions and to address the requirements of customers.

To ensure the safe handling of our products during operations and transportation, we use Material Safety Data Sheets which include information on physical and chemical aspects, health effects, and storage and disposal.

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No incidents with reference to non-compliance with regulations and voluntary codes concerning health and safety impacts, regulations regarding product & services labelling is reported.

No incidents with reference to non-compliance with regulations and voluntary codes concerning health and safety impacts, regulations regarding product & services labelling is reported.

1.	List up to 3 of your products or services whose design has incorporated social or environmental concerns, risks and/or opportunities.

We are conscious that extraction of natural resources gives rise to negative environmental impacts, from gas and particulate emissions and hazardous waste; to water extraction and landscape modification. To this end, we manage our footprint to the most stringent global standards throughout the project life cycle. This means, not simply complying with national laws, but we look at internationally-recognised standards of best practice to find new and innovative ways of protecting the environment.

Our three major products are Aluminium, Copper and Iron Ore. We make all efforts to ensure that we produce, in a safe and environmentally responsible manner.

Over the years, we have constantly improved our recoveries, reduced hazardous waste generation, improved water and energy consumption and reduced our tailings to optimally use available natural resources.

ISO 14001 accreditation helps us to regularly review the environmental management system (EMS) and we have programmes in place to mitigate the identified environmental impacts of our products and services. As part of continual improvement, we planned to obtain ISO 14001 certification at all our sites and as of now 19 of our 21 operations are certified.

2.	For each such product, provide the following details in respect of resource use (energy, water, raw material etc.) per unit of product(optional):

i.	Reduction during sourcing/production/ distribution achieved since the previous year throughout the value chain?

Water

Our operations exist in areas of varying degrees of water stress. Consequently, we take our water consumption and management extremely seriously. Our Group water policy commits us to recognising the social, economic and environmental value of water and the increasing global concern of water scarcity. We strive to minimise the amount of fresh water we consume by reusing as much water as possible in our processes.

We use water in mining, smelting, refining and power plant operations from sources like ground water, surface water, rainfall and the municipality. None of the natural water sources are being affected by our water withdrawal as water withdrawal in all of our operations is less than 5% of capacity of the source. Also, none of the water withdrawal sources is designated as a protected area either nationally or internationally.

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Specific Water Consumption (Cubic Metre / tonne of Production)

Company Name	FY 2015-16	FY 2014-15	FY 2013-14
Sterlite Copper	7.09	6.95	7.38
Sesa Iron Ore	2.50	2.07	1.99
Aluminium - Lanjigarh	2.49	2.58	2.41
Aluminium - Jharsuguda	0.46	0.55	0.58

Energy

Meeting growing energy demands while also limiting carbon emissions is a global challenge. As we are an energy intensive industry – it is important that we carefully consider our approach to energy use, including our use of technology to maximise efficiencies.

Our Energy and Carbon Policy commits our operations to adopt and maintain global best practices in carbon and energy management and to minimise greenhouse gas (GHG) emissions. We are aware of the opportunities that energy management and climate change present and understand the business case for these initiatives, which can include efficiency savings based on a combination of new technology and advancing our business processes. In order to give rigor to our energy programmes, plants are upgrading existing business management systems to allow accreditation to the energy standard ISO 50001. As of now 8 out of 19 operations are certified to ISO 50001 standard.

We are working on redefining our carbon strategy in line with the host country.

Specific Energy Consumption (Giga Joules/ tonne of Production)

Company Name	FY 2015-16	FY 2014-15	FY 2013-14
Sterlite Copper	7.72	8.36	8.84
Sesa Iron Ore	0.92	0.97	1.05
Aluminium - Lanjigarh	7.95	8.55	8.56
Aluminium - Jharsuguda	52.53	53.53	53.56

Raw Materials

Raw materials consumed in our operations include bauxite (Vedanta Ltd.- Aluminium (Lanjigarh), copper ore/ concentrate (Sterlite Copper), and iron ore (Sesa Iron ore) besides associated mineral inputs, Semi-manufactured and packaging material for processing and production purpose.

During the year, 4.6 mn MT of raw material, 2.2 mn MT of associated materials, and 1.9 mn MT of semi-manufactured materials were consumed.

As primary producers, we have limited control of the full lifecycle and the way in which products are produced and disposed. We are committed to ensure that the beginning of the lifecycle adheres to appropriate international commodity trading standards but the reduction and initiatives drive taken by our consumer is not tracked.

Our product movements to consumers take place through sea, rail and roadways. All safety and environmental protocols are followed and proper training is provided for handling, and material safety data sheets are issued to transporters and customers for safe usage. At material handling areas for coal and bauxite, dry fog systems are installed with proper water sprinklers, while bag filters are installed at alumina handling division. Ore transport from the mines to the loading point is carried out through trucks covered with tarpaulin to ensure no spillage and dust generation.

Our Energy and Carbon Policy commits our operations to adopt and maintain global best practices in carbon and energy management and to minimise greenhouse gas (GHG) emissions.

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We have in place a Resource Use and Waste Management

Technical Standard and the supporting guidance notes which augments us to mitigate the environmental impacts of our products and process.

ii.	Reduction during usage by consumers (energy, water) has been achieved since the previous year?

With respect to consumers, no information is available however for our operations as highlighted all of our subsidiary businesses have a Water and Energy Resources Management Plan in place to eliminate, minimise, mitigate and manage impacts on water resources. In FY 2015-16, total water conservation levels reached 497,960 cubic meters whereas Energy conservation reached 47,273 GJ of savings.

3.	Does the company have procedures in place for sustainable sourcing (including transportation)?

i.	If yes, what percentage of your inputs was sourced sustainably?

Also, provide details thereof, in about 50 words or so.

Our product movements to consumers take place through sea, rail and roadways. The environmental impacts like dust emission during transportation of ore (bauxite, alumina, iron ore, coal, lime etc.), final products and road dust etc. have been identified. All safety and environmental protocols are followed and proper training is provided for handling, and material safety data sheets are issued to transporters and customers for safe usage. At material handling areas for coal and bauxite, dry fog systems are installed with proper water sprinklers, while bag filters installed are at alumina handling division. Ore transport from the mines to the loading point is carried out through trucks covered with tarpaulin to ensure no spillage and dust generation.

For the past several years, the Company has expanded mining reserve and resource through systematic exploration efforts.

4.	Has the company taken any steps to procure goods and services from local & small producers, including communities surrounding their place of work? If yes, what steps have been taken to improve their capacity and capability of local and small vendors?

The Company sources its major inputs from OEMs and large national and international manufacturers. There is limited industrial activity around our operations. Going forward, we will make further efforts to increase local sourcing. Our direct & indirect employment as also our CSR activities are largely focused on the communities surrounding our operations.

5.	Does the company have a mechanism to recycle products and waste? If yes what is the percentage of recycling of products and waste (separately as <5%, 5-10%, >10%). Also, provide details thereof, in about 50 words or so.

Our primary activities are in the extraction, processing and smelting of various minerals as well as power generation using well-established processes and technologies. Our focus on best available technology helps us to produce these products using efficient energy consumption and maximum ore recovery. We have in place a Resource

Use and Waste Management Technical Standard and the supporting guidance notes which augments us to mitigate the environmental impacts of our products and process.

Our main priority is to reduce both the quantity and toxicity of our waste, followed by recovery, reuse and recycling, with disposal in landfill or by incineration and the technical standard obliges our subsidiary businesses to systematically identify these opportunities wherever practicable.

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In 2015-16, 1.07 mn MT of slag were used in various useful applications rather than being deposited in landfill which is 117% of quantity our operations generated during the period. This included the use in road construction, land leveling and in the abrasive and cement industries. Nearly 2.7 mn MT of fly ash from our power plants was sent to nearby cement and brick manufacturing units together with land leveling; 1.21 mn MT of Gypsum from our Sterlite Copper Tuticorin plant was utilised in road construction and brick manufacturing. In total, 5 mn MT (58%) of non-hazardous waste generated was recycled / reused into gainful applications.

Over the period our experts worked hard on innovations to turn waste into new, efficient products - like the world’s first cement-free concrete made from waste fly ash in Aluminum - Lanjigarh, and Sterlite Copper’s answer to turning hazardous smelter waste into Gypsum used by the cement industry and on our own site roads.

Principle 3: Employee Well-being

Our employees are our key asset and our growth and success are attributable to them. Our people strategy is founded on this belief and is designed to recruit, develop and retain the talented workforce that run our businesses.

We are committed to providing our employees with a safe and healthy work Environment. Through a high degree of engagement and empowerment we enable them to realise their full potential, creating a high performance work culture.

We continue to attract talent from top engineering institutes, business schools and graduate colleges. This is an important step in sourcing a strong talent pipeline for the future. We also focus on effectively utilising and grooming talent by appropriately rotating them across businesses for experience in new roles and to prepare them to take up various key positions in the future. In particular, this year, due to volatile market conditions and owing to disruptions in our business, we have redeployed and optimised appropriate resources to other businesses.

1.	Please indicate the Total number of employees.

All of our management activities are designed to recruit develop and retain a talented workforce. We are committed to hiring the right person for the right job, and expect all decisions relating to employee development and progression to be based on proper evaluation directly related to work performance.

Total number of employees by gender and employment term

	Full time Employees		Contract Employees		Total
Business	Male	Female	Male	Female
Sterlite Copper	906	105	1,722	25	2,758
Vedanta Ltd. – Lanjigarh	397	63	1,538	112	2,110
Sesa Iron Ore	2,759	144	2,099	73	5,075
Vedanta Ltd. – Jharsuguda	1,862	267	5,041	265	7,435
Total	5,924	579	10,400	475	17,378

As on March 31, 2016

We are committed to providing our employees with a safe and healthy work environment. Through a high degree of engagement and empowerment we enable them to realise their full potential, creating a high performance work culture.

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In case of operations there are no unions, 100% of total workforce is represented in formal joint management – worker health and safety committee. We have collective bargaining agreements with our non-supervisory staff at our Sesa Iron operations.

2.	Please indicate the Total number of employees hired on temporary/ contractual/casual basis.

Reported above

3.	Please indicate the Number of permanent women employees.

Our recruitment, remuneration and promotion policies and procedures are designed to avoid all forms of discrimination and ensure equal opportunity, regardless of race, nationality, religion, gender, age, sexual orientation, disability, political opinion, or any other basis.

We had 579 women employees as on March 31, 2016.

4.	Please indicate the Number of permanent employees with disabilities

Separate list is not available

5.	Do you have an employee association that is recognised by management?

All units have a safety committee, with representation from the management and unionised worker which covers the entire workforce working at site. The total workforce vary significantly based on the operations and are generally specified in collective contractual agreements. The committee meets on a regular basis to advice on occupational health and safety improvement. In case of operations there are no unions, 100% of total workforce is represented in formal joint management –worker health and safety committee. We have collective bargaining agreements with our non-supervisory staff at our Sesa Iron operations.

6.	What percentage of your permanent employees is members of this recognised employee association?

100%

7.	Please indicate the Number of complaints relating to child labour, forced labour, involuntary labour, sexual harassment in the last financial year and pending, as on the end of the financial year.

S.No.	Category	No of complaints filed during the financial year	No of complaints pending as on end of the financial year
1.	Child labour / forced labour/involuntary labour	Nil. The Company does not hire child labor, forced labor or involuntary Labor.	NA

2.	Sexual harassment	2 cases were reported.	Zero

3.	Discriminatory employment	The Company does not discriminate in the recruitment process. No case reported.	NA

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8.	What percentage of your under mentioned employees were given safety & skill up-gradation training in the last year?

•	Permanent Employees

•	Permanent Women Employees

•	Casual/Temporary/Contractual

•	Employees

•	Employees with Disabilities

All our subsidiaries run robust on-site training programmes for both employees and contract workforce (induction and job-based) appropriate to the site’s operations and contextual needs based on the linguistic and literacy skills of local employees and contractors.

During the reporting year, 212,789 man-hours of safety training were delivered to our employees and contractors on subjects including working at heights, permit to work, job safety analysis, first aid, incident reporting, behaviour-based training Fall off Ground (FOG).

In total 220,134 man hours (24,896 Employee’s and 195,237 Contract workforce) of HSE training was provided to employees and contract workforce.

Principle 4: Engaging Stakeholders -

Sustaining Value

We stand by our principle of transparent dialogue and believe that anyone should be able to voice their opinions; that they should be listened to; and that they can expect a considered and constructive response. This is the basis for connecting with others and building strong relationships.

To illustrate the importance we place on this, we have added Strategic Communications as a fourth pillar in our Sustainable Development Model. This reflects the emphasis we place on partnership working and also global trends of consumerism in emerging markets, meaning that more people than ever have an interest in commodity production.

The approach we take to connect with different stakeholders is guided by our Stakeholder Engagement Technical Standard. All of our operations run their own stakeholder identification and analysis process. As part of this, they identify potential stakeholder representatives who act as a channel for the receipt and dissemination of information.

In addition, our sites identify individuals and groups who may be additionally affected by operations due to their disadvantaged or otherwise vulnerable status. Ways in which stakeholders may be affected and the extent of both actual and perceived impacts are identified and recorded against each group. Using the information gathered, we then determine with the stakeholders themselves the level of communication and consultation that is appropriate. From this, Stakeholder Engagement Plans (SEPs) are developed and continuously updated as circumstances develop on-site.

1.	Has the company mapped its internal and external stakeholders? Yes/No

In order to engage effectively and understand the distinct requirements of our various stakeholders, the business has identified seven key groups as having significant interest in our operations: Employees, Shareholders, Lenders, Host Governments, Communities, Civil society and Industry.

We effectively engage with our stakeholders by understanding their key concerns and opinions and our materiality process has been an important aspect of our approach to achieving this understanding.

2.	Out of the above, has the company identified the disadvantaged, vulnerable & marginalised stakeholders.

All of our operations run their own stakeholder identification and analysis process. As part of this, they identify potential stakeholder representatives who act as a channel for the receipt and dissemination of information.

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Our Human Rights Policy is aligned to the UN Guiding Principles on business and human rights and includes strict prohibition of child or forced labour – either directly or through contract labour.

Identification of the disadvantaged, vulnerable and marginalised stakeholders is an ongoing process. In particular, for any new proposed project or expansion, we map and engage with all such stakeholders on a proactive basis. Further at all our location we have stakeholder management and grievance mechanism in place.

3.	Are there any special initiatives taken by the company to engage with the disadvantaged, vulnerable and marginalised stakeholders. If so, provide details thereof, in about 50 words or so.

Yes. We engage with the disadvantaged, vulnerable and marginalised stakeholders through our CSR projects.

Principle 5: Promoting Human Rights

Our Human Rights Policy is aligned to the UN Guiding Principles on business and human rights and includes strict prohibition of child or forced labour – either directly or through contract labour. Additionally, our Code of Business Conduct and Ethics (Code) commits us to comply with all relevant national laws and regulations, underpinning our approach to protecting the fundamental rights of all our direct and indirect employees.

Human rights training is an integral part of our Sustainable Development Framework implementation and is covered through training on Code of Business Conduct and Ethics.

1.	Does the policy of the company on human rights cover only the company or extend to the Group/Joint Ventures/ Suppliers/Contractors/NGOs/Others?

Human Rights policy is aligned to the UN Guiding Principles on Business and Human Rights and is a mandate for all of its group company’s employee’s. Further it also encompasses all its suppliers, contractors and NGOs etc.

2.	How many stakeholder complaints have been received in the past financial year and what percent was satisfactorily resolved by the management?

No complaints with respect to Human Rights was reported.

Principle 6 : Nurturing the Environment

We are conscious that what we do can give rise to negative environmental impacts, from gas and particulate emissions and hazardous waste to water extraction and landscape modification. To this end, we manage our footprint to the most stringent global standards throughout the project life cycle.

Our Sustainable Development Framework, includes a HSE Policy, Environmental Management Standard, and a number of topic specific policies and standards addressing key environmental aspects e.g. biodiversity, water, energy and carbon, waste and resources. 19 out of 21 operations have achieved ISO 14001 and the remaining operations all aim to achieve certification by next year.

ISO 14001 system implementation helps us to regularly review the environmental aspects and potential impact of our operation, contractors and suppliers (present at our site), and setting environment target, monitoring and communicating performance, conduct internal audit and develop corrective action plan, capability development and management review.

1.	Does the policy related to Principle 6 cover only the company or extends to the Group/Joint Ventures/Suppliers/ Contractors/NGOs/others.

All our sustainability policies (HSE, Biodiversity, Energy & Carbon, Water Management, HIV/AID’s, Human Rights and Supplier & Contractor Management Policy) is applicable and extended to the Group/Joint Ventures / Suppliers/ Contractors/ NGOs/others.

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2.	Does the company have strategies/ initiatives to address global environmental issues such as climate change, global warming, etc? Y/N. If yes, please give hyperlink for webpage etc.

As an natural resources industry, we have a profound responsibility to address the planet’s undisputed warming and adapt to future impacts. It remains a high profile challenge across our markets Countries like India in which we are operating are predicted to experience the worst impact of climate change as it is a coal consuming economy.

Our Energy and Carbon Policy commits our operations to adopt and maintain global best practices in carbon and energy management and to minimise greenhouse gas (GHG) emissions. We are aware of the opportunities that energy management and climate change present and understand the business case for these initiatives, which can include efficiency savings based on a combination of new technology and advancing our business processes. In order to give rigor to our energy programmes, plants are upgrading existing business management systems to allow accreditation to the energy standard ISO 50001. Our Vedanta Ltd. Aluminium (Lanjigarh & Jharsuguda), Sterlite Copper- Tuticorin and Silvassa, and Sesa Pig Iron division are ISO 50001 certified.

Our captive power plants operates on coal and we understand significant carbon foot print from these operations and hence after the recent concluded Paris agreement on Climate Change (COP 21), we are working to formulate a company strategy on Climate Change that is aligned with the Intended National Determined Contribution (INDC) for the countries in which we are operating.

Does the company identify and assess potential environmental risks? Y/N

To manage our environmental impacts, we have identified key areas where the biggest impact and risks are associated.

These are environmental compliance, environmental issues (water, waste, air quality and biodiversity), and climate change - energy use, carbon management and greenhouse gas emissions. To effectively manage each of these areas, we have a set of environmental policies and management and technical standards.

Environment risks are regularly identified and assessed through the following:

•	Environment Impact Assessment (EIA) studies carried out by recognised and approved third parties to identify risks and based on that mitigation plan is prepared in the form of Environmental Management Plan, which is integral part of EIA document.

•	Environmental risks are being identified and assessed as part of Integrated Management system ISO: 14001.

•	Risk register is being maintained by all units under the guidance of Risk Management policy and major risk is being reviewed periodically at corporate level.

•	Hazard Identification and Risk assessment are also conducted as part of safety management system to identify potential environmental hazards and risks.

3.	Does the company have any project related to Clean Development Mechanism?

If so, provide details thereof, in about 50 words or so. Also, if Yes, whether any environmental compliance report is filed?

We have CDM projects with a CER potential of 0.39 mn units. Out of these, projects with a potential 0.12 mn units are already registered on UNFCCC. CER verification process is put on hold, due to crash in the CER market following negative realisation.

Our Vedanta Ltd. Aluminium (Lanjigarh and Jharsuguda), Sterlite Copper-Tuticorin and Silvassa, and Sesa Pig Iron division are ISO 50001 certified.

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Our engagement with host governments is multifaceted and incorporates all aspects of our business, from resource licensing rounds, contributions to debates around the mining and resources industry and development planning.

We have been working to develop our production of electricity from waste heat generation. Our installed capacity for the generation of electricity from waste heat is 65 MWH.

4.	Has the company undertaken any other initiatives on - clean technology, energy efficiency, renewable energy, etc. Y/N. If yes, please give hyperlink for web page etc.

We focus on energy consumption reduction through various in-process innovations and adoption of best practices like machine productivity and improving throughput to reduce specific energy consumption.

Our Vedanta Ltd. - Jharsuguda unit implemented advanced technology for smelting which helped to save significant amount of energy through activities / initiatives like Reduction HFO Consumption by flue wall replacement, reduction in process variance, Reduction in auxiliary energy consumption by optimising ID fan power, compressed air use, and other improvements like pump house energy reduction etc. and Process optimisation.

5.	Are the Emissions/Waste generated by the company within the permissible limits given by CPCB/SPCB for the financial year being reported?

Yes, emissions/waste generated by the Company is monitored on monthly basis and are within the limits prescribed by CPCB/SPCB. All sites are regularly monitored for emission. Ambient air quality including noise is monitored monthly and meets the National Ambient Air Quality standards, Nov 2009.

All the emissions are being monitored on regular basis as per the Environment Clearance, Consent to Operate and standards prescribed by CPCB and SPCB further in our operations all waste are being stored at earmarked places and timely disposed through the approved registered recyclers as per Hazardous waste rule 2008 and its amendments.

6.	Number of show cause/ legal notices received from CPCB/SPCB which are pending (i.e. not resolved to satisfaction) as on end of Financial Year.

Nil

Principle 7: Responsible Policy Advocacy

At Vedanta, we believe we should proactively promote the development, public policies and regulatory frameworks that support a fair and competitive environment. Being a major contributor in the social and economic development of the communities in which we operate, we advocate policies that promote sustainability and value creation for all stakeholders.

Our engagement with host governments is multifaceted and incorporates all aspects of our business, from resource licensing rounds, contributions to debates around the mining and resources industry and development planning. We look to leverage and contribute our understanding of current business dynamics to anticipate the future needs of our stakeholders, and actively seek out measures that further the interest of the sector and our host countries of the operation. Our Senior Leadership Team regularly contribute and communicate their experience, perspectives, outlook and good practice expectations for the sector and sustainable development.

We have clearly established the good practice objectives that guide our collaboration and approach to policy advocacy. Those objectives include: building enduring and collaborative relationships with government to support shaping public policies for growth and sustainable development of natural resources, in particular for those in which we operate – iron-ore, copper, aluminium & commercial power.

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1.	Is your company a member of any trade and chamber or association? If Yes, Name only those major ones that your business deals with:

We are a member of the TERI, WBCSD, CII, IBBI, ASSOCHAM and others with whom we are working on various sustainable development programmes/ frameworks. Some of our business and subsidiary companies are members of trade and industry bodies like the Federation of Indian Mining Industries, Confederation of Indian Industries, Indian Institute of Metal, Federation of Indian Chambers of Commerce & Industry and The Energy Resources Institute, India, where they actively participate in there Management Committees.

2.	Have you advocated/lobbied through above associations for the advancement or improvement of public good? Yes/No; if yes specify the broad areas (drop box: Governance and Administration, Economic Reforms, Inclusive Development Policies, Energy security, Water, Food Security, Sustainable Business Principles, Others)

Vedanta Ltd. believes in promoting public policies and regulatory framework that serve the common good of the society.

More specifically, in India, we believe the phenomenal geology, skilled workforce. Simple and transparent progressive policies create significant opportunities for poverty eradication and employment creation, should relevant stakeholders be willing to explore the full potential of the natural resources sector and open up the sector to attract investment. We are therefore working to directly and indirectly support government authorities to catalyse sustainable development of the sector. For example, in recent years, we have worked with the national authorities on various campaigns like “Make In India”, Resumption of Mining in Goa, Reduction of Iron Ore Export duty etc.

Principle 8 : Support Inclusive

Development

We are clear that the communities in and around our operations should get a fair share of the benefits, whether those are through employment, trade and enhanced infrastructure, or greater empowerment to voice opinions.

Our community investment strategy focuses on health, education, livelihoods and environment. In 2015-16, we invested 160 Crore (in total), or 21.58 Crore (on standalone basis), benefiting around neighbouring community through building hospitals, schools and infrastructure, developing employability skills, and engaging in community programmes. Our priority over the year was supporting rural livelihoods.

Consistent with our Sustainable Development Model of drawing on global best practice, our community investment approach is evaluated against the UN Millennium Development Goals (now Sustainable Development Goals) and tends to follow a Public-Private-People-Partnership (4P’s) structure, in line with our goal of co-creation and handing ownership to communities as early as possible. We are working towards strengthening our approach and contributions towards Sustainable Development Goals.

1.	Does the company have specified programmes/initiatives/projects in pursuit of the policy related to Principle 8? If yes details thereof.

As a responsible corporate citizen, the Company focuses on community development through its CSR activities.

In order to maximise the outcomes and impacts that the business can have, we focus on seven key areas through our community investment activities, which we outline below. These have been chosen as a response to both local need and direction from international development frameworks such as the UN Millennium Development Goals.

We have worked with the national authorities on various campaigns like “Make In India”, Resumption of Mining in Goa, Reduction of Iron Ore Export duty etc.

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Our engagement in infrastructure development programmes is crucial to ensuring that the business is able to operate effectively and efficiently, with the dual benefit of improving the infrastructure of our surrounding local communities.

Health, nutrition and sanitation

Our activities include the delivery of medical infrastructure such as the hospitals we run across the Group. Our hospitals are supported by medical outreach services, which include mobile health vans and medical outposts to enable isolated rural communities’ access to medical services.

Education

Our work with children’s education is targeted at the pre-school level, particularly through our VBCA Project – Integrated Child Development Scheme (ICDS). ICDS is a centrally sponsored scheme of the Government of India aimed at providing services to pre-school children in rural, tribal and slum areas in an integrated manner so as to ensure their proper growth and development. In addition to pre-school support, we also support a mid-day meal programme through centralised kitchens, aimed at improving the health status of children from Class I to VIII in Government-aided schools as well as encouraging regular attendance at school.

Sustainable livelihoods

Education about yield improvements and moving production into cash crops has been a particular focus to assist farmers in maximising their returns. For example, we have assisted farmers in gaining access to high-yield seeds and fertilizers, soil testing, watershed management and cultivation. As well as working with communities to increase the financial value of their production, we have undertaken education programmes around innovative technology, which offer multiple benefits.

Women empowerment

Development theory supports the conclusion that women are critical to improving livelihoods and the quality of life of their communities. We are able to assist in creating sustainable development through supporting initiatives that have women’s empowerment at their heart.

In addition to bringing women together in collaborative forums, the Group dynamics and collective spirit creates informal structures of support helping to create sustainable small businesses as well as enhancing the bargaining power of members.

Community asset creation

Operating in rural developing communities means that these areas often lack basic amenities and infrastructure. Our engagement in infrastructure development programmes is crucial to ensuring that the business is able to operate effectively and efficiently, with the dual benefit of improving the infrastructure of our surrounding local communities.

Our initiatives enable the planning and development of infrastructure to improve the lives of communities surrounding our operations, for example creating several community welfare assets, which include building roads, community centers, wells, classrooms and drainage network across the areas of operation.

Bio-investment

Restoring and improving natural systems is key to our bio-investment programme. They help not only to improve the biological balance of the locality but also to reduce rural poverty.

As part of our bio-investment initiatives, the leftover food waste is converted into organic manure through the organic waste converter plant at Mid-Day-Meal kitchens. Other initiatives that we have been involved in include: watershed management, social forestry, cattle breed improvement and cash crop farming.

Integrated village development

Our objective is to facilitate the development of long-term change that allows benefits to local rural communities based on their needs and develops our relationship with the community through our Integrated Village Development Programme (IVDP)

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The Integrated Village Development Programme (IVDP) core objective is enabling the holistic development of villages surrounding our operations. Under the IVDP, villages are identified for assistance by a number of indicators including limited infrastructure, low literacy rates, the level of government services available and the availability of healthcare and education services. When a village is identified, we work with NGOs and Government authorities, in collaboration with the village to prepare an integrated development plan. The plan usually results in the development of infrastructure, including health and education support, along with environmental planning and the implementation of sustainable livelihoods programmes. From commencement of the IVDP to handover, the process takes between 3-5 years.

The Company is undertaking many CSR projects which support inclusive growth and equitable development, out of which key ones are included below:

Model Anganwadi

Promoting welfare activities for child and women

BE Mining School

Promoting technical education and creating employable youth in the state of Goa

Mid-Day meal Program

Centralised kitchen in Lanjigarh to provide hot nutritious meal to children to students enrolled in primary and secondary schools and check drop out of tribal children.

Yuva Pragati Center

Addresses the challenge of limited opportunities to tribal youth and provide life skills to create employability

Project Illam Mottukul

Targeted intervention to reduce dropout rate of girl child in our operational areas, promoting awareness on gender issues in the community

Tamira Mottukul

Employable skills for rural youth with focus on industrial disciplines to create a talent pool of skilled workforce

Project Subalakshmi

Federation of women entrepreneurs to run create micro enterprises and promote savings, entrepreneurship and increase women participation in decision making

Mobile Health vans

Last mile delivery of primary healthcare in areas where health infrastructure is missing and promoting well being in rural communities.

2.	Are the programmes/projects undertaken through in-house team/ own foundation/external NGO/ government structures/any other organisation?

We engage with NGO’s, government bodies and other third party agencies along with our own teams to ensure that we achieve success in effectively translating our vision of promoting inclusive growth successfully.

3.	Have you done any impact assessment of your initiative?

Yes, the same is done internally and also at times with external agencies at periodical intervals.

4.	What is your company’s direct contribution to community development projects- Amount in INR and the details of the projects undertaken.

The total amount spent on all CSR activities and projects during the FY 2015 was  21.58 Crore

5.	Have you taken steps to ensure that this community development initiative is successfully adopted by the community? Please explain in 50 words, or so.

Our community activity is delivered at a local, regional, and state/national level to ensure that the business is able to effectively maximise its impact in facilitating socio-economic development. The majorities of our initiatives are carried out in collaboration with community organisations and are developed in partnership, utilising a needs-based approach to community investment, underpinned by the use of the ‘Public-Private-People-Partnership’ (4Ps) model.

The majorities of our initiatives are carried out in collaboration with community organisations and are developed in partnership, utilising a needs-based approach to community investment, underpinned by the use of the ‘Public-Private-People-Partnership’ (4Ps) model.

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Feedback is a continuous process at our operations and we leverage feedback for continual improvement in product and service quality, for benchmarking ourselves with industry standards and identifying scope and future opportunities to increase stakeholder value.

Fundamentally, we work to help communities identify their priorities through externally delivered needs assessment programmes and then work closely with them to design programmes that seek to make progress towards meeting these.

Principle 9: Providing Customer Value

Our growth and success are directly linked with/to and co-dependent on the success of our customers, who are predominantly large industrial downstream producers with whom we deal directly. We understand that meeting customer expectations is crucial to the growth of our business, particularly when we have such a significant presence in the market. We are therefore committed to ensuring that our raw materials meet the required London Metal Exchange (LME) standards for entering the commodity market.

Our subsidiaries have defined systems and practices in place to understand and meet customer expectations. We constantly engage with customers through our marketing and customer service personnel. All our activities are focused on ensuring our customers’ needs are met in an appropriate and timely manner.

Honouring our contract obligations on price, quality and quantity is crucial to building the business’ credibility with customers. We sell our commodities on price circulars that are linked to the commodity index, ensuring a clear and transparent process. Alongside the timely delivery of our products, their quality must be assured and in compliance with agreed technical standards, with the certification of all deliveries vital for ensuring that customers trust the product and that its quality has been verified. Assistance is also provided to customers both by our internal experts and by international consultant visits, together with workshops and seminars on technical issues and product development for first use.

1.	What percentage of customer complaints/consumer cases are pending as on the end of financial year.

No complaints pending at the end of FY 2015.

2.	Does the company display product information on the product label, over and above what is mandated as per local laws? Yes/No/N.A. /Remarks (additional information)

Yes. Our copper cathodes, aluminium are all internationally known brands registered with the LME (London Metal Exchange). LME standards signify highest product quality, uniform physical characteristics and consistency of products. Our products meet all necessary and benchmark national and global regulations, standards and guidelines. This re-emphasizes our capability and commitment to meet world-class standards. For continuous quality improvement, Quality Management Systems are in place, which comply with the ISO 9001:2008 standard requirements.

3.	Is there any case filed by any stakeholder against the company regarding unfair trade practices, irresponsible advertising and/or anti-competitive behaviour during the last five years and pending as on end of financial year. If so, provide details thereof, in about 50 words or so

No

4.	Did your company carry out any consumer survey/ consumer satisfaction trends?

Feedback is a continuous process at our operations and we leverage feedback for continual improvement in product and service quality, for benchmarking ourselves with industry standards and identifying scope and future opportunities to increase customer value.

Various approaches are used for feedback process which include frequent meets, online feedback system and customers surveys. A robust customer complaint tracking system ensures quick resolution and undisrupted operations for customers. As such no major concerns were raised by any of our customer.

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Dear Members,

The Board of Directors presents the Company’s Annual Report, together with the audited financial statements for the financial year ended March 31, 2016. It was a challenging year given the slowdown in China and other emerging market economies, and a weak environment for commodities. Your Company stood strong and demonstrated its ability to withstand the commodity down-cycle, by leveraging the inherent strengths of its portfolio and balance sheet. There was record production of zinc, lead and silver at Zinc India, copper, aluminium and power. Cost optimisation initiatives were implemented across the board which helped us to maintain first or second quartile positions on the global cost curves, and enabled us to deliver record free cash flow during FY2016. We are positive about Vedanta’s prospects for the coming years and are optimistic about the long-term outlook for the global resources sector.

Financial Highlights for FY 2015-16

FY 2016 saw several positive developments, including strong production, resumption of iron ore mining operations at Goa, commissioning of the entire 9000MW power portfolio and commencement of ramp-up at Aluminium. We implemented a series of initiatives to reduce capital expenditure and operating costs and to maintain financial strength during this period of weaker commodity prices.

Our initiatives included capex re-phasing at the Gamsberg zinc project in South Africa, rationalisation of high-cost operations, including the suspension of the rolled product facility at Bharat Aluminium Company Limited (BALCO), as well as single-steam operations at the Lanjigarh alumina refinery.

We are confident that our diversified business model and low-cost asset base will continue to generate attractive shareholder returns. Our strategy is to focus on prudent capital allocation with low-risk, phased projects with high returns. Our portfolio demonstrated long-term resilience, despite volatilities in the external environment.

Some of the key financial highlights for FY 2015-16 are:

•	Free cash flow post growth capex at 11,572 crore driven by operating performance and working capital initiatives

•	Net debt reduced by 6,254 crore; cash and cash equivalents of 52,666 crore

•	Contribution of 20,600 crore to the Indian Exchequer during the year, in the form of taxes, duties, royalties and profit petroleum

•	Revenues at 63,931 crore, EBITDA at 15,012 crore EBITDA margin of 30% (Excludes custom smelting at Copper India and Zinc India operations)

•	Attributable PAT (pre-exceptional) at 2,910 crore

•	Exceptional items include a non-cash impairment charge of 12,304 crore largely relating to impairment of Cairn India acquisition goodwill

Financial Performance Summary

The Company’s financial highlights in accordance with IGAAP (Indian Generally Accepted Accounting Principles) are provided below:

	Standalone		Consolidated
	Year Ended	Year Ended	Year Ended	Year Ended
Particulars	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
Net Sales/Income from Operations	29,680.01	32,372.84	63,931.19	73,364.10
Profit from operations before other income, finance costs and exceptional items	2,687.85	3,616.97	7,997.90	14,955.20
Other Income	8,823.82	2,008.86	4,454.26	2,977.20
Finance costs	3,541.36	3,655.93	5,704.49	5,658.78
Exceptional items	2,490.41	2.43	12,451.68	22,198.74
Profit /(loss) before tax	5,479.90	1,967.47	(5,704.01)	(9,925.12)
Tax expense/(credit)	8.02	40.27	432.96	1,448.36
Net Profit/(loss) after tax	5,471.88	1,927.20	(6,136.97)	(11,373.48)
Share of profit/(loss) of associate	—	—	0.23	4.09
Minority Interest	—	—	3,186.70	4,276.38

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	Standalone		Consolidated
	Year Ended	Year Ended	Year Ended	Year Ended
Particulars	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
Net Profit after taxes, minority interest and consolidated share in profit/(loss) of associate	5,471.88	1,927.20	(9,323.44)	(15,645.77)
Paid-up equity share capital (Face value of 1 each)	296.50	296.50	296.50	296.50
Reserves excluding revaluation reserves as per balance sheet	38,214.66	33,761.37	38,978.42	53,578.77
Earnings per share ( )	18.45	6.50	(31.44)	(52.77)
Transferred to General Reserve	NIL	NIL	NIL	NIL
Interim Dividend	1037.75	518.82	1,037.75	518.82
Transferred to Debenture Redemption Reserve	440.16	310.41	526.19	340.01
Proposed dividend on equity shares (incl. Dividend distribution tax)	NIL	696.78	NIL	696.78

Operational Highlights for FY 2015-16

At Vedanta, we continue to optimise production across our portfolio to generate maximum value in a low commodity price environment; and remain focused on reducing costs to protect margins. Our strong operational results reflect the quality of our assets, capabilities and resilience to challenging market conditions. We also remain committed to managing our balance sheet in these weak markets with pragmatism and acumen.

During the year, we made significant progress at the operational level in the aluminium, power and iron ore businesses, commencing ramp-up of these capacities, which is expected to result in significant production increase in the coming year.

Some of the key operational highlights for FY 2015-16 are:

•	Record annual production of Zinc, Lead, Silver at Zinc India, Aluminium, Power and Copper cathodes

•	Commenced ramp-up of capacities at Aluminium, Power and Iron Ore

•	Entire Power portfolio of 9,000 MW operational in March 2016

•	Oil and Gas: Successful ramp-up of Mangala Enhanced Oil Recovery Program

•	Strong cost performance, with lower cost of production across all businesses

Update on Change of Registered Office

By way of postal ballot, the Company sought the approval of shareholders to change its registered office from Goa to Maharashtra (Mumbai). This was duly approved on July 7, 2015.

We are confident that our diversified business model and low-cost asset base will continue to generate attractive shareholder returns.

Following the approval from shareholders, the Company filed a petition with the Regional Director (RD), Western Regional Bench, the Ministry of Corporate Affairs (MCA) in July 2015. The Company is awaiting final hearing with RD.

Management Discussion and Analysis

A detailed report on Management Discussion and Analysis is provided as a separate section in the Annual Report.

Update on the Merger with Cairn India Limited

In its meeting on June 14, 2015, Vedanta Limited’s Board of Directors approved the Scheme of Arrangement between the Company and Cairn India Limited and their respective shareholders and creditors (the ‘Scheme’). The Company and Cairn India applied for in-principal approval from the stock exchanges (NSE and BSE) in June 2015; and the stock exchanges indicated that they had no objection in September 2015. The Company and Cairn India have sought a three-month extension to arrange the meeting of equity shareholders; and the extension has been granted by both jurisdictional High Courts.

Dividend

The Board of Directors approved the payment of an interim dividend of 3.50 per equity share of 1 on October 27, 2015. The Board has not recommended any final dividend for FY2015-16 in view of the current commodity outlook; and in order to preserve cash.

Transfer to General Reserve

The Company proposes not to transfer any funds out of its total profit of 5,471.88 Crore for the financial year to the General Reserve.

Credit Rating

The Company has been rated by CRISIL Limited (CRISIL) and India Ratings and Research Private Limited (India Rating) for its banking facilities in line with Basel II norms.

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During the year, CRISIL downgraded their ratings of the Company’s long-term bank facilities and its Non-Convertible Debentures (NCD) programme from AA+/Negative to AA-/ Negative in August 2015 and January 2016, respectively. CRISIL has also revised the outlook to ‘Negative’, stating that a steeper fall in commodity prices and delayed ramp-up across the Company’s businesses may offset the benefits from cost-efficiency initiatives, leading to a further deterioration in EBITDA.

India Ratings downgraded the Company’s rating from IND AA+/Stable to IND AA-/Negative in January 2016. The downgrade reflects the Company’s credit metrics being lower than India Ratings’ expectations for the 2015 financial year and the first half of the 2016 financial year.

These downgrades were mainly on account of the lower commodity price estimates by the rating agencies in the near to medium term.

Overall, we are seeing an improvement in the dynamics of the global commodity markets. We are cautiously optimistic for FY 2017 and believe a recovery may be emerging, led by zinc.

Sustainability

We have always viewed sustainable development as integral to our core business strategy. We partner with communities, local governments, hospitals and academic institutions to help catalyse socio-economic development in the areas where we are present. We are committed to operate as a transparent and responsible corporate citizen; and maintain our ‘social license to operate’.

The Company’s refreshed Core Values of Trust, Entrepreneurship, Innovation, Excellence, Integrity, Respect and Care represent the genesis of Vedanta’s Sustainable Development Model. It is reflected in the Sustainable Development framework, which is aligned to global best practice standards, including the United Nations Global Compact’s (UNGC) 10 principles, the International Finance Corporation (IFC), the International Council on Mining and Metals (ICMM) and the Organisation for Economic Cooperation and Development (OECD).

This robust framework provides the business and the leadership teams to assess, monitor, review the safety, health and environment and community development activities, which are aligned to the Company’s Social License to Operate. The framework is built on the Sustainable Development model. The approach continues to be centred on the following strategic pillars: Responsible Stewardship, Building Strong Relationships, Adding and Sharing Value and Strategic Communications.

During the year, we analysed our Health, Safety and Environment (HSE) practices and community development programmes, which are part of our Vedanta Sustainability Assurance Programme (VSAP). It continues to aim for transparency and compliance of all our businesses with the Group’s Sustainable Development Framework. Last year, we introduced six key safety performance standards across the Group; and this year, an audit programme was conducted to ensure the correct implementation of these standards.

Our initiatives are translating into positive outcomes, with far fewer accidents and lost-time injuries reported in FY 2016. However, we regret to report, three fatal accidents occurred in the reporting period. Each fatality was thoroughly investigated and reported to the Company’s Executive Committee, as well as the Group Sustainability Committee.

We continue to work towards achieving zero accidents. Vedanta’s teams from across businesses are driving various capacity-building and behavioural programmes to launch campaigns. Our campaigns aim to entrench a culture of safety and risk awareness. This year, over 212,789 hours of safety training were delivered to employees and contractors.

We ensure that our Biodiversity Management Plans are in place and our environmental footprint follows the most rigorous global standards. We have developed specific objectives and targets, particularly with regard to water and energy management. Coordinated and concentrated efforts have helped us surpass our water and energy conservation targets.

To reduce the hazardous waste generated by our mining, smelting and refinery operations, we are focusing on minimising our negative environmental impact; and transforming our business. Finding innovative ways to reduce waste is a priority for us at Vedanta. In our Aluminium division, the Lanjigarh refinery is the world’s first plant that makes cement-free concrete from fly ash, while the Company’s Copper division in Tuticorin extracts Copper Slag and Gypsum from smelter and phosphoric acid waste respectively. Gypsum is extensively used in cement industries as well as for improving soil fertility. Copper slag is used for roads, cement and power blocks.

We are present in some of the world’s most unique, remote and underdeveloped regions. We are committed to respect, learn from and create a shared understanding with those who host us. Connecting with our communities is not just the right thing to do; it is a fundamental imperative of our ‘license to operate’. This year, we took another step for achieving consistency across the Group, with all subsidiary businesses now formally recording stakeholder expectations and outcomes of their engagements through an online SAP module.

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The Company has rolled out the WBCSD- WASH initiative performance tool to internally map the Group Company’s performance on safe access to water, sanitation and hygiene. Periodic stakeholder meetings with SRI Investors and lenders were undertaken and the update was provided in the Group Sustainability Committee; and will be considered as a stakeholder feedback for materiality analysis. Last year, a benchmarking study with global peers was undertaken in partnership with the School of Public and Environment Affairs (SPEA), Indiana University.

It is heartening to note that the key outcomes included positive validation of our sustainability model is in line with global practices on engaging with civil society, communicating performance on community development, human rights as well as addressing legacy issues. The Confederation of Indian Industry (CII) ranked Vedanta among India’s top 10 sustainable companies. This validates our focus on creating the Zero Harm culture within the organisation.

Risk Management

As part of our governance philosophy and in order to ensure a robust risk management system and also in line with the applicable laws, the Board of Directors of the Company has formed a Risk Management Committee. The details of Committee and its terms of reference are set out in the Corporate Governance Report, which is part of the Board’s Report.

Our businesses are exposed to a variety of risks, which are inherent to an international mining and resources organisation. Our risk-management framework is designed to be simple, consistent and clear for managing and reporting risks from the Group’s businesses to the Board. Our management systems, organisational structures, processes, standards, and code of conduct together form the system of internal controls that govern how we conduct the Group’s business and manage associated risks. We have a multi-layered risk management framework to effectively mitigate the various risks, which our businesses are exposed to in the course of their operations.

The Risk Management Committee supports the Audit Committee and the Board in developing the group-wide risk-management framework. Risks are identified through a consistently applied methodology. The Company has put in place a mechanism to identify, assess, monitor and mitigate various risks to key business objectives.

Major risks identified by businesses and functions are systematically addressed through mitigating actions. Risk officers have also been formally nominated at operating businesses, as well as at Group level, to develop the risk-management culture within the businesses.

Our Risk Management Framework is designed to help the organisation meet its objectives through alignment of operating controls with the Group’s mission and vision.

Corporate Social Responsibility

As a responsible corporate citizen, we continue to be partners in growth, aligning our initiatives with the local government’s campaigns for social empowerment, such as Swachh Bharat, Beti Bachao Beti Padhao and Digital India.

The Company believes that the ultimate objective of your Company is to benefit local communities through initiatives, which contribute to nation-building. Our leadership takes active responsibility in our outreach and engagement initiatives.

Our core purpose and values envision your Company’s continuous commitment to people, planet and prosperity. This is also reflected in our refreshed logo with the symbol of a leaf embedded into the Vedanta globe. The logo symbolises Vedanta’s ethical credentials; and its continued commitment to environmental sustainability and economic prosperity in its areas of operations.

We maintain a transparent dialogue with our stakeholders to build strong relationships that will allow our business to succeed; and to preserve our social license to operate. This approach continues to be embedded in all business decisions and has helped us re-evaluate our community investment programmes. The Company complies with Section 135 of the Act; and the approach is focused on long-term programmes aligned with business imperatives.

There is a strong governance of CSR projects through SAP-based reporting system with dashboards for CEOs. Uniform practices across the Group have been engaged with the adoption of CSR SoP in alignment with VSAP and the Act. We are collaborating with businesses through synergies in NGO selection; and focusing on proven methodologies.

Our CSR focus areas comprise healthcare, education, skill development, empowerment of women and generation of livelihood. The outcomes of our efforts were several. The key project for skill development (Yuva Pragati Kendra) at Lanjigarh is enabling the tribal youth to find gainful employment through counselling and skills training. As a responsible corporate citizen, the Company provided immediate aid and relief to over 14,000 people in and around

During the year, the Company’s divisions spent 17.54 Crore on CSR activities, while on a consolidated basis it spent about 152.39 Crore on CSR in India.

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Thootkudi (Tuticorin) in Tamil Nadu, following heavy rains and flood. Our initiatives (Subalakshmi and Sakhi projects at Jharsuguda and Tuticorin, respectively) to empower women have enabled us to engage an additional 1,400 members into these programmes. The women have a combined saving corpus of ~ 2.22 Crore.

Last year, our businesses completed a need-based assessment across operations. Each unit has adopted many villages and strategized a three-year roadmap for the Model Village development programme. Project Nandghar has been kicked off in three states (Rajasthan, Uttar Pradesh and Madhya Pradesh). Nearly 100 state-of-the-art Nandghars are expected to be ready by 2016.

Our approach was also recognised by Oxfam International’s India Responsible Index report. It named your Company as a leader in the ‘Community as stakeholder’ category, alongside India’s top companies.

During the year, the Company’s divisions spent 17.54 Crore on CSR activities, while on a consolidated basis it spent about 152.39 Crore on CSR in India.

A brief overview of CSR initiatives in the Annual Report on CSR forms part of the Directors Report and is annexed hereto as ‘Annexure A’.

Your Company’s CSR Policy addresses the Company’s commitment to conduct its business in a socially responsible, ethical and environmentally friendly manner; and to continuously work towards improving the quality of life of the communities in the areas where it operates.

The policy may be viewed here: http://www.vedantalimited. com/media/85867/csr_policy_final.pdf

Directors/Key Managerial Personnel (KMP) Details

On April 27, 2015, the Board of Directors approved the appointment of Ms. Anuradha Dutt (DIN: 00145124), a prominent member of the legal community who has made a substantial contribution to her field, as an Additional Independent Director for a fixed term of three (3) years effective April 27, 2015 to April 26, 2018. This was approved by the Company’s shareholders at its meeting held on July 11, 2015.

All Independent Directors have provided declarations that they meet the criteria of independence as laid out under Section 149(6) of the Act and the SEBI Listing Regulations.

In accordance with the provisions of the Act and the Articles of Association of the Company, Mr. Tarun Jain (DIN: 00006843), Whole-Time Director, is retiring by rotation and has offered himself for re-appointment.

Company Policy on Directors Appointments and Remuneration

The Company has a Nomination and Remuneration Committee (NRC) and the details of the Committee and the terms of reference of the NRC Charter are set out in the Corporate Governance Report, which is part of the Board’s Report.

The Company’s Policy for selection and appointment of Directors and their remuneration is based on its NRC policy which, inter alia, deals with the manner of selection of the Board of Directors and such other matters as provided under section 178(3) of the Act and SEBI Listing Regulations. This Policy is accordingly derived from the said Charter and the scope of NRC is set out in the Corporate Governance Report.

The Company’s shareholders may refer the Company’s website for the detailed Nomination & Remuneration Policy of the Company on the appointment and remuneration of Directors including criteria for determining qualifications, positive attributes, independence of a Director; and other matters provided under sub-section (3) of section 178.

Evaluation of Performance of the Board, its Committees and Individual Directors

As part of good governance and Board process and also in accordance of the requirement of the Act and SEBI Listing Regulations, the Company carried out the Board, its Committee(s) and Directors’ evaluation during the year. As per the requirement of the Act, the Board Report includes a statement indicating how the Board has evaluated its performance; and that of its committees and individual directors.

Feedback was sought by way of structured questionnaires covering various aspects of the Board’s functioning/ effectiveness, such as Board Structure, Business Excellence, Strategic Review, Managing Stakeholders, Business Performance Evaluation, Internal Controls and Risk Management, People Development and Process and Procedures and the evaluation was carried out based on responses received from the Directors.

A separate exercise was carried out for the evaluation of Individual Directors (both Executive and Non-Executive/ Independent Directors), Board Committees and the Chairman. The Directors evaluation was broadly based on parameters such as, meeting the expectation of stakeholders, guidance and review of corporate strategy, risks, participation and attendance at Board/Committee meetings; interpersonal skills. The performance evaluation of the Chairman of the Company was undertaken by the Independent Directors taking into account the views of Executive Directors and Non-executive Directors. The Independent Directors also assessed the quality, quantity and timeliness of flow of information between the Company’s management and the Board. The Directors expressed their overall satisfaction on the evaluation process and that the Board, the Committees and the Directors are functioning well. Based on the feedback of the Board Evaluation process, appropriate measures were taken to further improve the process and other aspects.

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None of the Independent Directors are due for re-appointment.

Human Resources (HR)

As a part of the Company’s drive to continue to nurture talent, your Company has undertaken multiple noteworthy initiatives to create a huge talent pool and future leadership. The significant focus areas during the year comprised the following:

•	A robust performance management system and strong linkage between performance and rewards have resulted in improving accountability. Weightage-based deliverables and a scorecard-linked appraisal system have led to an output-driven culture in the organisation. The remuneration mix also has a substantial variable component which is payable depending upon organisational/individual performance.

•	Promoting internal talent to develop a pipeline of effective leaders is the forte of your organization. Your Company resolved to push the envelope further, with an extensive and structured process of identifying potential successors for all key & critical positions and chartering out structured paths of development for such individuals.

•	In line with this philosophy to nurture talent from within, during the year, the Company organised “Internal Growth Workshops” across the businesses to identify, develop & promote ‘New Leaders’ in core functions (Technical & Enabling). The initiative was anchored by the Chairman where the new leaders were identified through a structured process of identification and evaluation by panel members comprising of CEOs and other senior leaders. The identified leaders were given accelerated growth opportunities by way of transformational roles for delivering business goals.

•	As a global enterprise, the diversity of its people is fundamental to Vedanta’s success. The Company values innovation and creativity that a diverse workforce brings on board; and strives to reinforce it through an inclusive workforce.
•	The Company embraces innovation and R&D as a core cultural value; and passionately pursues these efforts across the organisation. While there were already some on-going R&D efforts and pockets of excellence in the businesses, Vedanta launched an initiative to institutionalise the practice by forming an Innovation & Technology Organisation. The initiative focuses on fostering creativity and research for sustainable and profitable industry growth.

•	As part of its continued efforts to improve operational efficiency and enhance productivity, the Company aims to optimise its workforce utilisation; and hire the right talent from best-in-class organisations.

•	Promoting and maintaining proactive relations with key stakeholders is of prime importance. Continuous efforts have been made to remove restrictive practices; and create a harmonious work environment for all strata of employees.

•	Furthermore your company continues to thrive towards becoming the Best Employer Brand and has taken up some key HR projects for the upcoming financial i.e. 2016-17. These projects are: Building an Engaged Workforce; Building a Performance Driven Culture and Building Best-in-Class Human Resources function at Vedanta.

Employee Information and Related Disclosures

The statement containing employee information as required under Section 197(12) of the Act, read with Rule 5(2) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 forms part of this report. It is available for inspection at the Company’s Registered Office in line with Section 136 of the Act. This statement’s copies may be obtained by shareholders by writing to the Company Secretary. The full Annual Report including the above mentioned information is being sent electronically to all shareholders who have registered their email addresses. It is also available on the Company’s website.

The ratio of remuneration of each Director to the median employee’s remuneration and other details in accordance with sub-section 12 of Section 197 of the Act, read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, form part of this report as ‘Annexure B’

Corporate Governance Report

The Corporate Governance Report detailing inter alia the following is attached and forms part of the Board’s Report:

(i)	all elements of the remuneration package such as salary, benefits, bonuses, stock options and pension, among others of all Directors;

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(ii)	details of fixed component and performance-linked incentives, along with the performance criteria;

(iii)	service contracts, notice period and severance fees;

(iv)	stock option details, if any, and whether these have been issued at a discount, as well as the period over which they accrued and how they are exercisable;

(v)	number of meetings of the Board and its committees

Fixed Deposits

As reported last year, the Company has discontinued the renewal of its fixed deposits on maturity. As at March 31, 2016, all fixed deposits had matured, while deposits amounting to  54,000 remained unclaimed. Since the matter is sub judice, the Company is maintaining status quo.

Extract of Annual Return

The details forming part of the extract of the Annual Return in form MGT 9 is annexed hereto as ‘Annexure C’

Subsidiaries/Joint Ventures/Associate Companies

A separate section on the performance and financial position of each of the subsidiaries, associates and joint venture companies in Form AOC-1 is part of the report. It is included in the consolidated financial statement.

As per the SEBI Listing Regulations, a policy on material subsidiaries as approved by the Board of Directors, may be accessed on the Company’s website: www.vedantalimited.com.

Internal Financial Controls

The Board of Directors (Board) has devised systems, policies and procedures / frameworks, which are currently operational within the Company for ensuring the orderly and efficient conduct of its business, which includes adherence to Company’s policies, safeguarding assets of the Company, prevention and detection of frauds and errors, accuracy and completeness of the accounting records and timely preparation of reliable financial information. In line with best practices, the Audit Committee and the Board reviews these internal control systems to ensure they remain effective and are achieving their intended purpose. Where weaknesses, if any, are identified as a result of the reviews, new procedures are put in place to strengthen controls. These controls are in turn reviewed at regular intervals.

The systems/frameworks include proper delegation of authority, operating philosophies, policies and procedures, effective IT systems aligned to business requirements, an internal audit framework, an ethics framework, a risk management framework and adequate segregation of duties to ensure an acceptable level of risk. Documented controls are in place for business processes and IT general controls. Key controls are tested by entities to assure that these are operating effectively. Besides, the Company has also adopted an SAP GRC (Governance, Risk and Compliance) framework to strengthen the internal control and segregation of duties/access. It also follows a half-yearly process of management certification through the Control Self-Assessment framework, which includes financial controls/exposures.

The Company has documented Standard Operating Procedures (SOP) for procurement, project / expansion management capital expenditure, human resources, sales and marketing, finance, treasury, compliance, safety, health, and environment (SHE), and manufacturing.

The Group’s internal audit activity is managed through the Management Assurance Services (‘MAS’) function. It is an important element of the overall process by which the Audit Committee and the Board obtains the assurance on the effectiveness of relevant internal controls.

The scope of work, authority, and resources of MAS are regularly reviewed by the Audit Committee. Besides, its work is supported by the services of leading international accountancy firms.

The Company’s system of internal audit includes: covering monthly physical verification of inventory, a monthly review of accounts and a quarterly review of critical business processes. To enhance internal controls, the internal audit follows a stringent grading mechanism, focusing on the implementation of recommendations of internal auditors. The internal auditors make periodic presentations on audit observations, including the status of follow-up to the Audit Committee.

The Company is required to comply with the provisions of the Companies Act, 2013, as regards maintaining adequate internal financial controls over financial reporting (ICOFR). The Company is also required to comply with the Sarbanes Oxley Act Sec 404, which pertains to ICOFR. Through the SOX 404 compliance programme, which is aligned to the COSO framework, the Audit Committee and the Board also gains assurance from the management on the adequacy and effectiveness of ICOFR.

In addition, as part of their role, the Board and its Committees routinely monitor the Group’s material business risks. Due to the limitations inherent in any risk management system, the process for identifying, evaluating, and managing the material business risks is designed to manage, rather than eliminate risk. Besides it is created to provide reasonable, but not absolute assurance against material misstatement or loss.

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Since the Company has strong internal control systems which get further accentuated by review of SEBI Regulations, Companies Act, 2013 & SOX compliance by the Statutory Auditors, the CEO and CFO give their recommendation for strong internal financial control to the Board.

Based on the information provided, nothing has come to the attention of the Directors to indicate that any material breakdown in the function of these controls, procedures or systems occurred during the year under review. There have been no significant changes in the Company’s internal financial controls during the year that have materially affected, or are reasonably likely to materially affect its internal financial controls.

There are inherent limitations to the effectiveness of any system of disclosure, controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their objectives. Moreover, in the design and evaluation of the Company’s disclosure controls and procedures, the management was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Details of Loans/Guarantees/Investment made by the Company

The full particulars of the loans given, investments made, guarantees given or security provided – and the purpose for which the loan or guarantee or security is proposed to be utilised as per the provisions of Section 186 of the Act – can be found in the notes to the Financial Statements (Refer note no. 49).

Related Party Transactions

The Company has formulated a Policy on Related Party Transaction (RPT) which is available on Company’s website (http://www.vedantalimited.com/investor-relations/ corporate-governance.aspx).

All RPTs, including those relating to the Company’s overseas direct/indirect subsidiaries, are done on an arm’s length basis and in the ordinary course of business. The Company presents a detailed landscape of all RPTs to the Audit Committee, specifying the nature, value and terms and conditions of the transaction. The Company has developed a Related Party Transactions Manual-Standard Operating Procedures to identify and monitor all such transactions.

All RPTs entered during the financial year by the Company are in ordinary course of business and on an arms’ length basis. No material RPTs were entered during the financial year. Accordingly, the disclosure required u/s 134(3)(h) of the Act in Form AOC-2 is not applicable to your Company.

Material changes affecting the Company

There have been no material changes and commitments affecting the financial position of the Company between the end of the financial year to which the financial statements relate and the date of the report. There has also been no change in the nature of business of the Company.

The details of significant and material orders passed by the regulators or courts or tribunals impacting the going concern status and the Company’s operations are as follows:

1.	a)	Iron-Ore Division - Goa Operations

Following allegations of illegal mining and based on Justice M.B. Shah Commission Report, the Hon’ble Supreme Court of India on October 5, 2012 had suspended the Iron-ore mining operations and transportation of material of all miners in Goa (including the Company). Separately, the Government of Goa also banned all mining and transportation of iron ore in Goa, and the Ministry of Environment and Forest (MOEF) suspended Environmental Clearances (ECs) of all mining leases within Goa.

On April 21, 2014, the Hon’ble Supreme Court lifted the ban, subject to certain conditions, limiting the maximum annual excavation to 20 million tonnes, subject to the determination of final capacity by the Expert Committee appointed by the Court; and 10% of the sale proceeds of the iron ore to be appropriated towards a sustainability fund (Goa Mineral Iron Ore Fund). The Supreme Court has held that all mining leases in Goa, including those of the Company, expired in 2007 and, consequently, no mining operations could be carried out until the renewal/execution of mining lease deeds by the Government of Goa.

On August 13, 2014, the High Court of Goa passed a common order directing the State of Goa to renew the mining leases for which stamp duty was collected in accordance with the Goa Mineral Policy (2013), and to decide the other applications for which no stamp duty was collected within three months thereof.

In January 2015, the Goa State Government revoked the order suspending mining operations in Goa and by a subsequent order of March 2015, MOEF revoked the suspension of Environment Clearance (EC). Lease deeds for all working leases of the Company in Goa have been executed and registered. The Company has obtained Consent to Operate under the Air (Prevention of Pollution) Act and Water (Prevention of Pollution) Act from the Goa State Pollution Control Board and mining plan approval from IBM for the said leases, thereby paving way for commencing mining operations of the Company in Goa. The mining operations resumed in phases during the financial year under review.

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STATUTORY REPORTS

DIRECTORS’ REPORT

b)	Iron-Ore Division - Karnataka Operations

Mining operations in Karnataka were banned in July 2011 following allegations of illegal mining. The Hon’ble Supreme Court allowed the Company to resume mining operations in Karnataka in April 2013 an annual cap of 2.29 million tonnes. The Company resumed operations on December 28, 2013, which resulted in the production of 1.5 million tonnes in FY 2014. The mining was stopped in August 2014; however, following the renewal of the mining lease and the receipt of statutory clearances in March 2015, the mining has resumed.

2.	Aluminium Division - Lanjigarh - Bauxite and Alumina Operations

a.	Bauxite Sourcing

The Company has signed a Memorandum of Understanding (MoU) with the Government of Odisha for the supply of bauxite for the alumina plant at Lanjigarh. The Company has also entered into a separate MoU and Joint Venture (JV) Agreement with Orissa Mining Corporation (OMC) for supply of bauxite. During the year, OMC has, by a separate action, terminated the JV Agreement for which the Company is pursuing the appropriate course of action.

The Company is presently sourcing bauxite from alternate sources including imports. The Company is also looking at bauxite mines which may come up for auction and at other alternatives.

b.	Alumina Operations

The Company has received requisite environmental clearances regarding the expansion of its Lanjigarh alumina refinery from 1MTPA to 6MTPA. The consent to expand has been revalidated for another five years.

A challenge has been filed by an individual against MOEF, Odisha Pollution Control Board (OSPCB) and the Company before National Green Tribunal (NGT) disputing the grant of this environmental clearance. No adverse orders have been made by the NGT.

Directors Responsibility Statement

Pursuant to section 134 of the Act, with respect to Directors’ Responsibility Statement it is hereby confirmed that:

(a)	in the preparation of the annual accounts, the applicable accounting standards has been followed and there is no material departures from the same;

(b)	the Directors selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year, i.e., March 31, 2016 and of the profit and loss of the Company for that period;

(c)	the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 2013 for safeguarding the Company’s assets and for preventing and detecting fraud and other irregularities;

(d)	the Directors have prepared the annual accounts on a going concern basis;

(e)	the Directors have implemented internal financial controls to be followed by the Company and that such internal financial controls are adequate and are operating effectively; and

(f)	the Directors have devised proper systems to ensure compliance with the provisions of all applicable laws and that such systems were adequate and operating effectively.

Employees Stock Option Plan

The Company’s shareholders by way of postal ballot on March 30, 2015 approved the Vedanta Employees Stock Option Scheme (ESOS) and issue of securities to the employees of Vedanta Limited, India (VEDL, India) and that of the Holding/Subsidiary Company(ies) of VEDL, India. It also authorised the ESOS trust for Secondary Acquisition. No options have been granted to any employee under the scheme to date.

Vigil Mechanism

The Company has in place a robust vigil mechanism for reporting genuine concerns through the Company’s Whistle Blower Policy. As per the Policy adopted by various businesses in the Group, all complaints are reported to the Director – Management Assurance, who is independent of operating management and the businesses. In line with global practices, dedicated email IDs and a centralised database has been created to facilitate receipt of complaints. A 24x7 whistle blower hotline and a web-based portal was also launched during the year. All employees and stakeholders can register their integrity related concerns either by calling the toll free number or by writing on the web based portal, which is managed by an independent third party. The hotline provides multiple local language options.

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After the investigation, established cases are brought to the Group Ethics Committee for review and decision-making. All cases reported as part of whistle blower mechanism are taken to their logical conclusion within a reasonable timeframe. All Whistle Blower Cases are periodically presented and reported to the Audit Committee of the Company. The details of this process are also provided in the Corporate Governance Report and the Whistle Blower Policy is posted on the Company website.

Prevention of Sexual Harassment at Workplace

As part of Vedanta Group, the Company is an equal opportunity employer and believes in providing opportunity and key positions to women professionals. The Group has endeavoured to encourage women professionals by creating proper policies to tackle issues relating to safe and proper working conditions, and create and maintain a healthy and conducive work environment that is free from discrimination. This includes discrimination on any basis, including gender, as well as any form of sexual harassment. During the year, there were two complaints received, all of which were resolved. Your Company has constituted Internal Complaints Committee (ICC) for various business divisions and offices, as per the requirements of the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013.

Auditors

•	Statutory Auditors

The Statutory Auditors of the Company, M/s Deloitte Haskins & Sells, LLP Chartered Accountants (FRN 117366W/W-100018) hold office till the conclusion of the ensuing Annual General Meeting (AGM) of the Company.

The Board of Directors on the recommendation of the Audit Committee has proposed to appoint, M/s S.R. Batliboi & Co. LLP, Chartered Accountants (FRN: 301003E) as Statutory Auditors in place of the retiring auditors. The Company has received a Special Notice under Section 115 of the Act from a member, proposing appointment of M/s S.R. Batliboi & Co. LLP, Chartered Accountants in place of M/s Deloitte Haskins & Sells, LLP Chartered Accountants, the retiring auditors. It is proposed to appoint M/s S.R. Batliboi & Co. LLP, Chartered Accountants as the Company’s statutory auditors, who shall hold the office from the conclusion of the 51st Annual General Meeting for a term of five consecutive years, i.e., until the conclusion of the 56th Annual General Meeting (subject to ratification by members at every Annual General Meeting, if required, under the prevailing law at that time).

The proposed Auditors have confirmed their willingness and eligibility in terms of provisions of section 141 and other relevant provisions of the Act, the Chartered Accountants Act, 1949 and the Rules and Regulations made thereunder.

M/s S.R. Batliboi & Co. LLP, Chartered Accountants have in the past handled audit of companies with large scale operations and have maintained high level of governance, rigour and quality in audit and audit process.

The Board places on record its appreciation for the services rendered by M/s Deloitte Haskins & Sells, LLP Chartered Accountants, as Statutory Auditors of the Company.

The Notes on Financial Statements referred to in the Auditors Reports are self-explanatory and do not call for any comments and explanation.

During the year under review, the Auditors had not reported any matter under Section 143 (12) of the Act, therefore no detail is required to be disclosed under Section 134 (3)(ca) of the Act.

•	Cost Auditor

During the year under review, M/s Ramnath Iyer & Co., Cost Accountants, M/s R. J. Goel & Co., Cost Accountants and M/s Chandra Wadhwa & Co., Cost Accountants carried out the Cost Audit for the Copper, Iron-Ore and Aluminium and Power division respectively. M/s Ramnath Iyer & Co., Cost Accountants, were appointed as the Company’s Lead Cost Auditor.

•	Secretarial Auditor

The Board had appointed M/s PI & Associates, a firm of Company Secretaries in Practice to undertake the Secretarial Audit of the Company. The Report of the Secretarial Audit Report for the Financial Year 2015-16 in the Form MR-3 is annexed herewith as ‘Annexure D’

Depository System and Listing of shares

Details of the depository system and listing of shares are given in the section ‘Additional Shareholder Information’, which forms a part of the Corporate Governance Report and is attached with the Annual Accounts.

The Company has paid the listing fee for the year 2016-17 to BSE and NSE.

Registrar and Share Transfer Agent

M/s. Karvy Computershare Private Limited, Hyderabad, is the Registrar and Share Transfer Agent of the Company. Details of the depository system and listing of shares are given in the section ‘Additional Shareholder Information’, which forms a part of the Corporate Governance Report and is attached with the Annual Accounts.

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STATUTORY REPORTS

DIRECTORS’ REPORT

Energy Conservation, Technology Absorption, Foreign Exchange Earnings And Outgo

The information on conservation of energy, technology absorption stipulated under Section 134(3)(m) of the Companies Act, 2013 read with Rule, 8 of The Companies (Accounts) Rules, 2014, is annexed herewith as ‘Annexure E’

The details of the Foreign Exchange Earnings and Outgo are as follows:

		( /Crore)
	Year Ended	Year Ended
Particulars	March 31, 2016	March 31, 2015
Expenditure in foreign currency	358.19	458.52
Earnings in foreign currency	11,211.83	14,429.18
CIF Value of Imports	15,921.66	19,077.84

Acknowledgement

Your Company has maintained healthy, cordial and harmonious relations at all levels throughout the industry.

The enthusiasm and determined efforts of the employees have enabled the Company to remain at the forefront of the industry. The Directors place on record their sincere appreciation for the significant contribution made by employees through their dedication, hard work and commitment to ensure the Company’s long-term growth and sustainability.

The Board places on record its appreciation for the support and cooperation your Company has received from its customers, suppliers, business partners, who are our partners in progress. The Directors acknowledge the support and assistance extended to us by the Government of India, various State Governments and government departments, financial institutions, bankers, stock exchanges, communities, shareholders and investors at large and look forward to their support in our future endeavours.

For and on behalf of the Board of Directors

Navin Agarwal

Executive Chairman

Place : Gurgaon

Date : April 28, 2016

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ANNEXURE A

Annual Report on Corporate Social Responsibility Activities

As prescribed under Section 135 of the Companies Act, 2013 read with Companies (Corporate Social Responsibility Policy) Rules, 2014

1.	A brief outline of the company’s CSR policy, including overview of projects or programs proposed to be undertaken and a reference to the web- link to the CSR policy and projects or programs:

Vedanta Limited, a subsidiary of Vedanta Resources Plc, is India’s largest diversified natural resources company, committed to conduct its business in a socially responsible, ethical and environmentally friendly manner and to continuously work towards improving the quality of life of the communities in its operational areas.

Vedanta Limited has a well-established commitment and history of working with partners, communities and stakeholders. We believe, that in partnership with the Government of India, and other development players we can positively impact and contribute to the realization of integrated development for rural, semi-urban and urban areas.

Our key focus areas of CSR are health, education, livelihood and environmental protection. Our programs being implemented, basis the need assessment undertaken by us in the last financial year, we have undertaken extensive consultation with our host communities and included inputs from stakeholders including women and youth in our operational areas. Basis this input we have revised our ongoing programs and also undertaken new projects.

Over the years, Vedanta has focussed on skills building, farm and non-farm initiatives, entrepreneurship building and local sourcing which has created opportunities for economic development. We have created programs to train youth (including youth from tribal communities) in industrial vocations and also counselled them for taking up vocations of their choice. There has been a tremendous socio-economic development as a result of encouragement of local and social entrepreneurship establishment, and sustenance and skilling to integrate with new age employment, livelihood and technology.

More on the policy may be seen at:

http://www.vedantalimited.com/investor-relations/ corporate-governance.aspx

2.	The Composition of the CSR Committee:

The Company’s Corporate Social Responsibility (CSR) Committee comprises of Five (5) members including Three (3) Independent Directors viz. Mr. Naresh Chandra (Chairman), Mr. Ravi Kant, Ms. Anuradha Dutt and Two (2) Executive Directors viz. Mr. Thomas Albanese and Mr. Tarun Jain.

3.	Average net profit of the Company for the three financial years

The Company, at an average, has been at loss for the last 3 financial years.

4.	Prescribed CSR Expenditure (two percent of the amount shown as in item 3 above):

We are not required to spend any budget towards the mandatory CSR spend under the CSR rule as per the Companies Act, 2013 since the company has been at a loss, at an average, for last 3 financial years.

Vedanta Limited Annual Report 2015-16

STATUTORY REPORTS

ANNEXURE A

5 & 6.	Details of CSR spent during the financial year and in case the company has failed to spend the two per cent of the average net profit of the last three financial years or any part thereof, the company shall provide the reasons for not spending the amount in its Board report.

The Company in line with its approach to preserve its Social License to operate has invested 17.54 crore in the year 2015 - 16 for which the detailed business unit wise CSR spend has been given below in the required format:

									( in Lakh)
S. No	CSR Project or Activity Identified	Sector in which the project is covered	Project or Programme 1. Local area or otherwise 2. Specify the district		Amount Outlay budget	Amount Spent		Cumulative Spend till reporting period	Amount Spent, Direct or implementing agency
			Area	Name of District		Direct Overheads
1	Eradicating malnutrition through Mid Day Meal program	Education	Lanjigarh Block	Kalahandi, Odisha	160.00	145.87	0.00	145.87	Manna Trust
2	DAV Company run School	Education	Lanjigarh Block	Kalahandi, Odisha	300.00	165.61	0.00	165.61	DAV Institutions
3	Promoting education through Khushi Child Care Center	Education	Lanjigarh & Muniguda Block	Kalahandi & Rayagada, Odisha	33.00	33.41	0.00	33.41	Vedanta Foundation
4	Village Computer literacy Programme	Education	Lanjigarh, Bissamcuttack & Muniguda Block	Kalahandi & Rayagada, Odisha	8.00	3.87	0.00	3.87	Vedanta Foundation
5	Promoting education through Supporting Kalinga Institute of Social Science (KISS)	Education	Bissamcuttack & Muniguda Block	Rayagada, Odisha	20.00	20.00	0.00	20.00	Vedanta Foundation
6	Support to schools	Education	Lanjigarh	Kalahandi, Odisha	18.00	8.53	0.00	8.53	Direct
7	Scholarship	Education	Lanjigarh & Muniguda Block	Kalahandi & Rayagada, Odisha	2.00	1.46	0.00	1.46	Direct
8	Promoting Preventive health through Vedanta Hospital	Health	Lanjigarh	Kalahandi, Odisha	200.00	197.87	0.00	197.87	Nirmal kruti Bikash Trust
9	Promote Preventive health through instituting Mobile Health Unit and Health Outreach Programme	Health	Lanjigarh & Muniguda Block	Kalahandi & Rayagada, Odisha	5.00	3.83	0.00	3.83	Direct
10	Maa Santoshi Jankalyan Hospital, Bankakundru	Health	Lanjigarh Block	Kalahandi, Odisha	13.00	11.32	0.00	11.32	Maa Santoshi Jankalyan Foundation Hospital
11	Conducting Health and awareness camps & Health Events	Health	Lanjigarh & Muniguda Block	Kalahandi & Rayagada, Odisha	3.00	0.05	0.00	0.05	Nirmal kruti Bikash Trust
12	Swachhta Project - IHL	Health	Lanjigarh Block	Kalahandi, Odisha	8.00	0.28	0.00	0.28	DWSM & RWSS
13	Providing Safe Drinking Water & water Supply at Kesinga	Health	Lanjigarh & Muniguda Block	Kalahandi & Rayagada, Odisha	7.00	2.17	0.00	2.17	Direct

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5 & 6.	Details of CSR spent during the financial year and in case the company has failed to spend the two per cent of the average net profit of the last three financial years or any part thereof, the company shall provide the reasons for not spending the amount in its Board report.

The Company in line with its approach to preserve its Social License to operate has invested 17.54 crore in the year 2015 - 16 for which the detailed business unit wise CSR spend has been given below in the required format:

									( in Lakh)
S. No	CSR Project or Activity Identified	Sector in which the project is covered	Project or Programme 1. Local area or otherwise 2. Specify the district		Amount Outlay budget	Amount Spent		Cumulative Spend till reporting period	Amount Spent, Direct or implementing agency
			Area	Name of District		Direct Overheads
14	Promoting Sustainable Agriculture practices - SRI, Farmers Club, Farm activity	Sustainable Livelihood	Lanjigarh & Muniguda Block	Kalahandi & Rayagada, Odisha	5.00	2.95	0.00	2.95	Agriculture Department, Sadhna Rural trust
15	Promoting Animal Husbandry project - Poultry & Goatry, Pisciculture	Women Empowerment	Lanjigarh & Muniguda Block	Kalahandi & Rayagada, Odisha	5.00	1.46	0.00	1.46	Mahashakti Foundation
16	Women SHG Promotion & Strengthening	Women Empowerment	Lanjigarh & Muniguda Block	Kalahandi & Rayagada, Odisha	15.00	14.58	0.00	14.58	Mahashakti Foundation
17	Employment Center - Yuva Pragati Kendra	Sustainable Livelihood	Lanjigarh & Muniguda Block	Kalahandi & Rayagada, Odisha	23.00	19.74	0.00	19.74	FIDR
18	Rural BPO	Sustainable Livelihood	Lanjigarh & Muniguda Block	Kalahandi & Rayagada, Odisha	15.00	9.52	0.00	9.52	FIDR
19	Entrepreneurship Development	Project Expenses	Lanjigarh	Kalahandi, Odisha	2.00	0.05	0.00	0.05	District
20	Infrastructure	Infrastructure	Lanjigarh & Muniguda Block	Kalahandi & Rayagada, Odisha	157.00	148.40	0.00	148.40	Direct
21	Community Medical Centres (CMC), Mobile Health Vans	Health (promoting preventive health care)	Amona & Navelim in North Goa & Chitradurga	North Goa & Chitradurga, Karnataka	35.00	19.65	0.00	94.47	Matruchaya & Speech
22	Drinking water project	Health (making available safe drinking water)	Operational areas across Goa, Karnataka	North Goa, South Goa & Chitradurga, Karnataka	53.54	6.43	0.00	14.07	Direct
23	Sanitation units	Health (Sanitation)	Chitradurga	Chitradurga, Karnataka	2.75	0.00	0.00	0.00	Direct
24	Health check up and Awareness camps(cataract camp, Paediatric camps, breasts feeding and awareness camp)	Health (promoting preventive health care)	Across operational areas in Goa	North Goa & South Goa	1.85	0.50	0.00	4.55	Direct

Vedanta Limited Annual Report 2015-16

STATUTORY REPORTS

ANNEXURE A

5 & 6.	Details of CSR spent during the financial year and in case the company has failed to spend the two per cent of the average net profit of the last three financial years or any part thereof, the company shall provide the reasons for not spending the amount in its Board report.

The Company in line with its approach to preserve its Social License to operate has invested 17.54 crore in the year 2015 - 16 for which the detailed business unit wise CSR spend has been given below in the required format:

									( in Lakh)
S. No	CSR Project or Activity Identified	Sector in which the project is covered	Project or Programme 1. Local area or otherwise 2. Specify the district		Amount Outlay budget	Amount Spent		Cumulative Spend till reporting period	Amount Spent, Direct or implementing agency
			Area	Name of District		Direct Overheads
25	B.E.Mining department	Education (promoting education)	Goa	North Goa, South Goa	100.00	29.20	4.00	165.24	Direct
26	Transport facility for School children	Education (promoting education)	Operational areas across Goa	North & South Goa	37.90	29.45	0.00	47.67	Direct
27	Evening Study centres	Education (promoting education)	Chitradurga	Chitradurga, Karnataka	3.80	2.85	0.00	7.18	Direct
28	Vedanta Computer training centres	Education (employment enhancing vocation skills)	Sanquelim, Codli, Usgaon	North Goa and South Goa,	2.32	1.59	0.00	4.01	Direct and through Vedanta Foundation
29	Support towards educational needs such as notebooks, books, equipments	Education (promoting education)	Operational villages in Chitradurga & Amona in Goa	Chitradurga, Karnataka and North Goa	6.50	4.51	0.00	19.11	Direct
30	Agriculture rejuvenation and dairy farming project	Sustainable livelihood (livelihood enhancement projects)	Operational areas of Goa and Chitradurga	North, South Goa & Chitradurga, Karnataka	37.15	28.32	0.00	67.67	Direct
31	Women SHG formation & training	Empowering Women	Operational areas of Goa and Chitradurga	North, South Goa & Chitradurga, Karnataka	6.80	6.33	0.00	10.14	Direct and through Myrada
32	Need Based rural development programmes	Rural Development	Across operational areas in Goa & Chitradurga	North, South Goa & Chitradurga, Karnataka	31.99	50.85	0.00	99.20	Direct
33	Sports & cultural activities at local level	Promotion of sport and culture activity	Operational villages in Chitradurga & Goa	Chitradurga, Karnataka & North Goa	3.00	1.51	0.00	5.17	Direct
34	Project Ilam Mottukal	Education	Operational Areas around plant	Thoothukudi, Tamil Nadu	183.00	86.90	2.78	89.68	NGO - HPPI
35	Scholastic Excellence Awards	Education	Operational Areas around plant	Thoothukudi, Tamil Nadu	15.00	10.33	8.33	18.66	Direct

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5 & 6.	Details of CSR spent during the financial year and in case the company has failed to spend the two per cent of the average net profit of the last three financial years or any part thereof, the company shall provide the reasons for not spending the amount in its Board report.

The Company in line with its approach to preserve its Social License to operate has invested 17.54 crore in the year 2015 - 16 for which the detailed business unit wise CSR spend has been given below in the required format:

									( in Lakh)
S. No	CSR Project or Activity Identified	Sector in which the project is covered	Project or Programme 1. Local area or otherwise 2. Specify the district		Amount Outlay budget	Amount Spent		Cumulative Spend till reporting period	Amount Spent, Direct or implementing agency
			Area	Name of District		Direct Overheads
36	Educational Scholarship	Education	Operational Areas around plant	Thoothukudi, Tamil Nadu	6.00	10.23	2.78	13.01	Direct
37	Blood Donation Camp	Health	Operational Areas around plant	Thoothukudi, Tamil Nadu	0.20	0.17	2.78	2.95	Direct
38	Health care on wheels	Health	Operational Areas around plant	Thoothukudi, Tamil Nadu	35.00	39.87	2.78	42.65	Direct
39	Maintenance of Health care on wheels	Health	Operational Areas around plant	Thoothukudi, Tamil Nadu	0.00	6.82	2.78	9.60	Direct
40	Maintenance of two floors in paediatrics block in GH	Health	Operational Areas around plant	Thoothukudi, Tamil Nadu	3.00	30.17	2.78	32.95	Direct
41	Child care centres	Child care	Operational Areas around plant	Thoothukudi, Tamil Nadu	19.00	18.96	2.78	21.74	Direct
42	Establishment of Kitchen Gardening -Distribution of seed kits to families	Agriculture	Operational Areas around plant	Thoothukudi, Tamil Nadu	1.00	0.75	2.78	3.53	Direct
43	Irrigation channel cleaning	Agriculture	Operational Areas around plant	Thoothukudi, Tamil Nadu	20.00	21.66	2.78	24.44	Direct
44	Vocational training to Youth - Tamira Muthukal	Youth vocational skill training	Operational Areas around plant	Thoothukudi, Tamil Nadu	70.00	44.04	2.78	46.82	NGO - IL&FS
45	Support to Federations - Towards entrepreneurship	Women Empowerment	Operational Areas around plant	Thoothukudi, Tamil Nadu	5.00	0.96	2.78	3.74	Direct
46	Women’s Day Celebrations / Seminars & Exhibition	Women Empowerment	Operational Areas around plant	Thoothukudi, Tamil Nadu	16.00	23.04	2.78	25.82	Direct
47	Household toilet project / School toilet complex	Rural Infrastructure	Operational Areas around plant	Thoothukudi, Tamil Nadu	40.00	43.63	2.78	46.41	Direct
48	Child Friendly Villages	Child care	Operational Areas around plant	Thoothukudi, Tamil Nadu	1.00	0.05	2.78	2.83	Direct
49	Partnering with Dist Admin in SSS	Rural Infrastructure	Operational Areas around plant	Thoothukudi, Tamil Nadu	10.00	10.63	2.78	13.41	Direct
50	Drinking water supply	Water	Operational Areas around plant	Thoothukudi, Tamil Nadu	25.00	22.62	2.78	25.40	Direct
51	Development Activities into Resettlement colony	Rural development projects	Operational Areas around plant	Jharsuguda, Odisha	73.00	35.59	0.00	35.59	Direct

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STATUTORY REPORTS

ANNEXURE A

5 & 6.	Details of CSR spent during the financial year and in case the company has failed to spend the two per cent of the average net profit of the last three financial years or any part thereof, the company shall provide the reasons for not spending the amount in its Board report.

The Company in line with its approach to preserve its Social License to operate has invested 17.54 crore in the year 2015 - 16 for which the detailed business unit wise CSR spend has been given below in the required format:

									( in Lakh)
S. No	CSR Project or Activity Identified	Sector in which the project is covered	Project or Programme 1. Local area or otherwise 2. Specify the district		Amount Outlay budget	Amount Spent		Cumulative Spend till reporting period	Amount Spent, Direct or implementing agency
			Area	Name of District		Direct Overheads
52	Rural Infrastructure (Construction of community centres, sitting platforms, drains, temples etc.)	Rural development projects	Operational Areas around plant	Jharsuguda, Odisha	90.00	109.79	0.00	109.79	Direct
53	Impact / Social Study by External Agency	Rural development projects	Operational Areas around plant	Jharsuguda, Odisha	0.00	14.86	0.00	14.86	Direct
54	Village Co-ordinators and CSR consultants ,Programme Coordination, Employee volunteerism programme Expenses	Rural development projects	Operational Areas around plant	Jharsuguda, Odisha	27.00	8.23	0.00	8.23	Green Evengelist
55	Mobile Health unit	Promotion of education & vocation of skills	Operational Areas around plant	Jharsuguda, Odisha	35.00	16.39	0.00	16.39	Direct
56	Project Janani	Promotion of education & vocation of skills	Operational Areas around plant	Jharsuguda, Odisha	15.00	14.57	0.00	14.57	Wockhardt Foundation
57	Health Awareness camps & Drinking water facilities, Rural Sanitation Programme-Village Cleaning	Promotion of education & vocation of skills	Operational Areas around plant	Jharsuguda, Odisha	10.00	29.77	0.00	29.77	ORISSIS
58	Construction of Individual Household Latrines	Promotion of education & vocation of skills	Operational Areas around plant	Jharsuguda, Odisha	28.00	2.95	0.00	2.95	Direct
59	Project Vedanta Vidyarthi Vikas Yojana	Promotion of education & vocation of skills	Operational Areas around plant	Jharsuguda, Odisha	14.00	11.61	0.00	11.61	Subhalaxmi Bahumukhee Mahila Samabaya Samiti Ltd.
60	Vedanta DAV scholarship Programme	Promotion of education & vocation of skills	Operational Areas around plant	Jharsuguda, Odisha	42.00	44.57	0.00	44.57	Anchalik Jana Kalyan Anusthan
61	Computer Literacy & Additional Teachers in school	Promotion of education & vocation of skills	Operational Areas around plant	Jharsuguda, Odisha	7.00	2.29	0.00	2.29	DAV Institution
62	Tailoring Centres & Other Micro enterprises development	Promotion of education & vocation of skills	Operational Areas around plant	Jharsuguda, Odisha	15.00	3.33	0.00	3.33	Direct
63	Natural Resource Management programme and Advanced Agri Practices	Ensuring environmental sustainability	Operational Areas around plant	Jharsuguda, Odisha	15.00	1.02	0.00	1.02	Direct

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5 & 6.	Details of CSR spent during the financial year and in case the company has failed to spend the two per cent of the average net profit of the last three financial years or any part thereof, the company shall provide the reasons for not spending the amount in its Board report.

The Company in line with its approach to preserve its Social License to operate has invested 17.54 crore in the year 2015 - 16 for which the detailed business unit wise CSR spend has been given below in the required format:

									( in Lakh)
S. No	CSR Project or Activity Identified	Sector in which the project is covered	Project or Programme 1. Local area or otherwise 2. Specify the district		Amount Outlay budget	Amount Spent		Cumulative Spend till reporting period	Amount Spent, Direct or implementing agency
			Area	Name of District		Direct Overheads
64	Livelihood Promotion through Subhalaxmi Cooperative	Promotion of education & vocation of skills	Operational Areas around plant	Jharsuguda, Odisha	14.00	11.54	0.00	11.54	Direct
65	Implementation of Project Veggie- Kart	Promotion of education & vocation of skills	Operational Areas around plant	Jharsuguda, Odisha	16.00	0.00	0.00	0.00	Subhalaxmi Bahumukhee Mahila Samabaya Samiti Ltd.
66	Sports & cultural Activities	Rural development projects	Operational Areas around plant	Jharsuguda, Odisha	15.00	4.58	0.00	4.58	Direct
67	Plantation/ Social Forestry	Ensuring environmental sustainability	Operational Areas around plant	Jharsuguda, Odisha	25.00	21.16	0.00	21.16	Direct
68	Environmental Conservation Activity	Ensuring environmental sustainability	Operational Areas around plant	Jharsuguda, Odisha	25.00	0.00	0.00	0.00	ASHTHA , Meerajual Associates

	Total				2,236.80	1,675.21	78.79	2,085.30

7.	A responsibility statement of the CSR Committee that the implementation and monitoring of CSR Policy, is in compliance with CSR objectives and Policy of the company.

The CSR Committee of the Company hereby confirms that the implementation and monitoring of CSR Policy, is in compliance with CSR objectives and Policy of the Company

For and on behalf of the Board of Directors

Sd/-	Sd/-
Thomas Albanese	Naresh Chandra
Whole-Time Director and Chief Executive Officer	Non-Executive and Independent Director
DIN: 06853915	(Chairman of CSR Committee)
DIN: 00015833

Place : Gurgaon

Date : April 28, 2016

123

Vedanta Limited Annual Report 2015-16

STATUTORY REPORTS

ANNEXURE B

Disclosure in Board’s report as per the provisions of Section 197 of the Companies Act, 2013 read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2016

Sr. No.	Requirement
1	Ratio of the remuneration of each director to the median remuneration of the employees of the company for the financial year

2	Percentage increase in remuneration of each Director, Chief Financial Officer, Chief Executive Officer, Company Secretary or Manager, if any, in the financial year

Disclosure
Name of the Director	Category	Ratio
Navin Agarwal	Chairman	227.29
Din Dayal Jalan	Whole-Time Director and Chief Financial Officer	91.36
Tarun Jain	Whole-Time Director	162.72
Thomas Albanese	Whole-Time Director and Chief Executive Officer	158.42

Name	Category	Increment Percentage
Navin Agarwal	Chairman	Nil
Din Dayal Jalan	Whole-Time Director and Chief Financial Officer	18.0%
Tarun Jain	Whole-Time Director	Nil
Thomas Albanese	Whole-Time Director and Chief Executive Officer	Nil
Rajiv Choubey	Company Secretary	27.5%

3	Percentage increase in the median remuneration of employees in the financial year	The median remuneration of the employees in the financial year was increased by 11.40%

4	Number of permanent employees on the rolls of Company	There were 6,629 employees of Vedanta Limited (formerly known as Sesa Sterlite Limited) as on March 31, 2016

5	Explanation on the relationship between average increase in remuneration and company performance	The Annual Increment was finalized factoring in the following aspects such as the current inflation rate; the existing average salary of the employees in the organization as compared with the average salary in the industry at similar job bands and also the average percentage increment as projected by the leading consulting firms which was 10.6% for the FY 2014-15. While arriving at the increment, the Company’s performance against the Busines Plan target for the year was also taken into account.

•	Financial Performance:

The Group has put in strong performance driven by a diversified portfolio of world-class, low cost and long-life scalable assets in the current challenging environment and has also undertaken significant increase in reserves.

•	Sustainability:

We continue to maintain our good track record in managing health and environment performance. There were no significant environmental incidents during the year or health related observations in the same period. While the leading indicators such as Lost Time Injuries Frequency Rate per million man-hours worked have shown an improving trend, we remain concerned about high impact low probability incidents.

•	Strategic:

With an aim to improve on diversity and inclusion, we have made progressive steps through induction of women professional in Vedanta and at leadership positions in functions like Treasury; Taxation; Corporate Affairs, Finance etc.

6	Comparison of the remuneration of the Key Managerial Personnel (KMPs) against the performance of the company	For the FY 2015-16, KMPs were paid approximately 0.69% of the net profit for the year

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Sr. No.	Requirement
7	Variations in the market capitalisation of the
company, price earnings ratio as at the closing date of
the current financial year and previous financial year
and percentage increase over decrease in the market
quotations of the shares of the company in
comparison to the rate at which the company came
out with the last public offer in case of listed
companies

Disclosure
Particulars	As on March 31, 2016	As on March 31, 2015
Market Capitalization ( / Crore) (as per BSE)	26,652.42	56,165.76
Market Capitalization ( / Crore) (as per NSE)	26,637.60	56,180.58
Price Earnings Ratio (as per BSE)	4.87	29.15
Price Earnings Ratio (as per NSE)	4.87	29.15

The Company (erstwhile Sesa Goa Limited) came with an Initial Price Offer (IPO) in 1981. The IPO of Equity Shares of ( 10/- was issued at 12.50. The face value of the Equity shares of the Company as on March 31, 2016 is 1. In absolute percentage terms, the growth in share price of the Company in last 34 years is 7088% (~71 times). The Company has given a Compounded Annual Growth Rate (CAGR) of 13.40%. This excludes the dividend accrued and benefit on account of other corporate actions. During the year 2013, under a Scheme of Amalgamation and Arrangement (Scheme) erstwhile Sterlite Industries (India) Limited [SIIL], Sterlite Energy Limited [SEL], Vedanta Aluminium Limited [VAL] and The Madras Aluminium Company Limited [MALCO] merged as per the Scheme with the Company and hence the above return includes the impact of the Scheme.

8	Average percentile increase already made in the
salaries of employees other than the managerial
personnel in the last financial year and its comparison
with the percentile increase in the managerial
remuneration and justification thereof and point out if
there are any exceptional circumstances for increase
in the managerial remuneration

9	Comparison of the each remuneration of the Key Managerial Personnel against the performance of the Company

Average increment in FY 2015-16 for Managerial Personnel (M4 and Above): 11.30%

Average Increment in FY 2015-16 for non Managerial Personnel (M5 and Below): 12.11%

No exceptional increase given in the managerial remuneration.

Name	Category	% to performance of the Company
Navin Agarwal	Chairman	0.24%
Din Dayal Jalan	Whole-Time Director and Chief Financial Officer	0.10%
Tarun Jain	Whole-Time Director	0.17%
Thomas Albanese	Whole-Time Director and Chief Executive Officer	0.17%
Rajiv Choubey	Company Secretary	0.02%

10	Key parameters for any variable component of remuneration availed by the Directors

Financial Performance

EBITDA

Free Cash Flow
Safety & Sustainability scorecard
Strategic Objectives - Iron-ore Export duty removal ; Simplification of Group Structure (II Phase) ; Bauxite supply linkage as per MOU

11	Ratio of the remuneration of the highest paid director to that of the employees who are not directors but receive remuneration in excess of the highest paid director during the year

12	Affirmation that the remuneration is as per the remuneration policy of the company

13	Disclosure pursuant to Section 197 (14) of the Companies Act, 2013 : Any director who is in receipt of any commission from the company and who is a managing or Whole-Time Director of the company shall not be disqualified from receiving any remuneration or commission from any holding company or subsidiary company of such company subject to its disclosure by the company in the Board’s report

Nil

Yes

As per contractual term of Mr. Navin Agarwal, Chairman and Whole-Time Director, and Mr. Thomas Albanese, Chief Executive Officer and Whole-Time Director received remuneration from Vedanta Resources Plc, UK, the Holding Company amounting to 83.94 Lakh and 598.60 Lakh respectively, for the financial year ending March 31, 2016. Mr. Navin Agarwal also received commission from Hindustan Zinc Limited, subsidiary of the Company amounting to 10 Lakhs for the financial year ending March 31, 2016.

125

Vedanta Limited Annual Report 2015-16

STATUTORY REPORTS

ANNEXURE C

Form No. MGT-9

EXTRACT OF ANNUAL RETURN

as on the financial year ended on 31 March 2016

[Pursuant to Section 92(3) of the Companies Act, 2013 and rule 12(1) of the Companies

(Management and Administration) Rules, 2014]

I.	Registration and other details:

i)	CIN	:	L13209GA1965PLC000044
ii)	Registration Date	:	25th June, 1965
iii)	Name of the Company	:	Vedanta Limited
iv)	Category / Sub-Category of the Company	:	Public Listed Company
v)	Address of the Registered Office and contact details	:	Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001 Email Id: comp.sect@vedanta.co.in 0832 2460600
vi)	Whether listed company	:	Yes
vii)	Name, Address and Contact details of Registrar and Transfer Agent, if any	:	Karvy Computershare Pvt. Ltd Karvy Selenium Tower No.B, Plot No. 31-32, Gachibowli, Financial District,
Nanakramguda, Serilingampally, Hyderabad: 500 032, India

II.	Principal Business Activities of the company

All the business activities contributing 10 % or more of the total turnover of the company shall be stated:-

Sr. no	Name and Description of main products / services	NIC Code of the Product/service	% to total turnover of the Company
1.	Copper & Copper products	24201	59.45%
2.	Aluminum & Aluminum products	24202	26.59%

III.	Particulars of Holding, Subsidiary and Associate Companies

Sr. no	Name of the Company	CIN/GLN	Holding/ Subsidiary/ Associate	% Of Shares Held	Applicable Section
Company#
1	Twin Star Holdings Limited*	—	Holding Company	46.53%	2 (46)
2	Finsider International Company Limited	—	Holding Company	13.54%	2 (46)
3	Westglobe Limited	—	Holding Company	1.50%	2 (46)
4	Welter Trading Limited	—	Holding Company	1.29%	2 (46)

Note:

#	All the above entities are subsidiaries of Volcan Investments Limited, the ultimate Holding Company
*	Represented by 24,823,177 American Depository Shares (ADS)

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III.	Particulars of Holding, Subsidiary and Associate Companies (Contd.)

Sr. no	Name of the Company	CIN/GLN	Holding/Subsidiary/ Associate	% of Shares Held	Applicable Section
Subsidiaries
1	Hindustan Zinc Limited	L27204RJ1966PLC001208	Subsidiary	64.92%	2(87)
2	Bharat Aluminium Company Limited	U74899DL1965PLC004518	Subsidiary	51%	2(87)
3	MALCO Energy Limited	U31300TN2001PLC069645	Subsidiary	100%	2(87)
4	Copper Mines of Tasmania Pty Limited	—	Subsidiary	100%	2(87)
5	Thalanga Copper Mines Pty Limited	—	Subsidiary	100%	2(87)
6	Monte Cello B.V.	—	Subsidiary	100%	2(87)
7	Talwandi Sabo Power Limited	U40101PB2007SGC031035	Subsidiary	100%	2(87)
8	Sesa Resources Limited	U13209GA1965PLC000030	Subsidiary	100%	2(87)
9	Sesa Mining Corporation Limited	U13209GA1969PLC000091	Subsidiary	100%	2(87)
10	Bloom Fountain Limited	—	Subsidiary	100%	2(87)
11	Twin Star Energy Holdings Limited	—	Subsidiary	100%	2(87)
12	Twin Star Mauritius Holdings Limited	—	Subsidiary	100%	2(87)
13	Western Clusters Limited	—	Subsidiary	100%	2(87)
14	Sterlite (USA) Inc.	—	Subsidiary	100%	2(87)
15	Fujairah Gold FZC	—	Subsidiary	100%	2(87)
16	THL Zinc Ventures Ltd	—	Subsidiary	100%	2(87)
17	THL Zinc Ltd	—	Subsidiary	100%	2(87)
18	THL Zinc Holding B.V.	—	Subsidiary	100%	2(87)
19	THL Zinc Namibia Holdings (Proprietary) Limited	—	Subsidiary	100%	2(87)
20	Skorpion Zinc (Proprietary) Limited	—	Subsidiary	100%	2(87)
21	Skorpion Mining Company (Proprietary) Limited	—	Subsidiary	100%	2(87)
22	Namzinc (Proprietary) Limited	—	Subsidiary	100%	2(87)
23	Amica Guesthouse (Proprietary) Limited	—	Subsidiary	100%	2(87)
24	Rosh Pinah Health Care (Proprietary) Limited	—	Subsidiary	69%	2(87)
25	Black Mountain Mining (Proprietary) Limited	—	Subsidiary	74%	2(87)
26	Vedanta Lisheen Holdings Limited	—	Subsidiary	100%	2(87)
27	Vedanta Lisheen Mining Limited	—	Subsidiary	100%	2(87)
28	Killoran Lisheen Mining Limited	—	Subsidiary	100%	2(87)
29	Killoran Lisheen Finance Limited	—	Subsidiary	100%	2(87)
30	Lisheen Milling Limited	—	Subsidiary	100%	2(87)
31	Vedanta Exploration Ireland Limited	—	Subsidiary	100%	2(87)
32	Sterlite Ports Limted	U40109TN2010PLC084216	Subsidiary	100%	2(87)
33	Maritime Ventures Private Limited	U61200TN2013PTC091762	Subsidiary	100%	2(87)
34	Sterlite Infraventures Limted	U28113TN2010PLC083718	Subsidiary	100%	2(87)
35	Pecvest 17 Proprietary Limited	—	Subsidiary	100%	2(87)
36	Vizag General Cargo Berth Private Limited	U35100TN2010PTC075408	Subsidiary	99.997%	2(87)
37	Paradip Multi Cargo Berth Private Limited	U35100TN2011PTC079116	Subsidiary	74%	2(87)
38	Lakomasko BV	—	Subsidiary	100%	2(87)
39	Cairn India Limited	L11101MH2006PLC163934	Subsidiary	59.88%	2(87)
40	Cairn India Holdings Limited	—	Subsidiary	59.88%	2(87)
41	Cairn Energy Holdings Limited	—	Subsidiary	59.88%	2(87)
42	Cairn Energy Hydrocarbons Ltd	—	Subsidiary	59.88%	2(87)
43	Cairn Exploration (No. 7) Limited[a]	—	Subsidiary	59.88%	2(87)

127

Vedanta Limited Annual Report 2015-16

STATUTORY REPORTS

ANNEXURE C

III.	Particulars of Holding, Subsidiary and Associate Companies (Contd.)

S. no	Name of the Company	CIN/GLN	Holding/Subsidiary/ Associate	% of Shares Held	Applicable Section
44	Cairn Exploration (No. 6) Limited[b]	—	Subsidiary	59.88%	2(87)
45	Cairn Exploration (No. 2) Limited	—	Subsidiary	59.88%	2(87)
46	Cairn Energy Gujarat Block 1 Limited	—	Subsidiary	59.88%	2(87)
47	Cairn Energy Discovery Limited	—	Subsidiary	59.88%	2(87)
48	Cairn Energy Australia Pty Limited	—	Subsidiary	59.88%	2(87)
49	Cairn Energy India Pty Limited	—	Subsidiary	59.88%	2(87)
50	CIG Mauritius Holdings Private Limited	—	Subsidiary	59.88%	2(87)
51	CIG Mauritius Private Limited	—	Subsidiary	59.88%	2(87)
52	Cairn Lanka (PVT) Ltd	—	Subsidiary	59.88%	2(87)
53	Cairn South Africa Proprietary Limited	—	Subsidiary	59.88%	2(87)
Associate
1	RoshSkor Township (Pty) Ltd	—	Associate	50%	2(6)
2	Gaurav Overseas Private Limited	U45200MH1989PTC052534	Associate	50%	2(6)
3	Raykal Aluminium Company Private Limited	U13203OR1999PTC005673	Associate	24.50%	2(6)

a)	Since dissolved after the financial year.
b)	Dissolved during the year.

IV.	Share Holding Pattern (Equity Share Capital Breakup as percentage of total Equity)

i)	Category-wise Share Holding

		No. of Shares Held at the Beginning of the Year 01/04/2015				No. of Shares Held at the End of the Year 31/03/2016				% Change During The Year
Category Code	Category of Shareholder	Demat	Physical	Total	% of Total Shares	Demat	Physical	Total	% of Total Shares
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)	(X)	(XI)
(A)	Promoter and Promoter Group
(1)	Indian
(a)	Individual /HUF	4,45,496	—	4,45,496	0.02	3,88,996	—	3,88,996	0.01	0.00
(b)	Central Government/State Government(s)	—	—	—	0.00	—	—	—	0.00	0.00
(c)	Bodies Corporate	1,21,740	—	1,21,740	0.00	1,21,740	—	1,21,740	0.00	0.00
(d)	Financial Institutions / Banks	—	—	—	0.00	—	—	—	0.00	0.00
(e)	Others	—	—	—	0.00	—	—	—	0.00	0.00

	Sub-Total A(1) :	5,67,236	—	5,67,236	0.02	5,10,736	—	5,10,736	0.02	0.00

(2)	Foreign
(a)	Individuals (NRIs/Foreign Individuals)	—	—	—	0.00	—	—	—	0.00	0.00
(b)	Bodies Corporate	17641,65,424	—	17641,65,424	59.51	17641,65,424	—	17641,65,424	59.51	0.00
(c)	Institutions	—	—	—	0.00	—	—	—	0.00	0.00
(d)	Qualified Foreign Investor	—	—	—	0.00	—	—	—	0.00	0.00
(e)	Others	—	—	—	0.00	—	—	—	0.00	0.00

	Sub-Total A(2) :	17641,65,424	—	17641,65,424	59.51	17641,65,424	—	17641,65,424	59.51	0

	Total A=A(1)+A(2)	17647,32,660	—	17647,32,660	59.52	17646,76,160	—	17646,76,160	59.52	0.00

(B)	Public shareholding
(1)	Institutions
(a)	Mutual Funds /UTI	405,74,561	9,280	405,83,841	1.37	1169,81,059	9,280	1169,90,339	3.95	(2.58)
(b)	Financial Institutions /Banks	986,51,691	47,620	986,99,311	3.33	1203,78,209	47,620	1204,25,829	4.06	(0.73)
(c)	Central Government / State Government(s)	—	1,680	1,680	0.00	—	1,680	1,680	0.00	0.00

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

		No. of Shares Held at the Beginning of the Year 01/04/2015				No. of Shares Held at the End of the Year 31/03/2016				% Change During The Year
Category Code	Category of Shareholder	Demat	Physical	Total	% of Total Shares	Demat	Physical	Total	% of Total Shares
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)	(X)	(XI)
(d)	Venture Capital Funds	—	—	—	0.00	—	—	—	0.00	0.00
(e)	Insurance Companies	285,07,503	1,04,000	286,11,503	0.97	281,07,503	1,04,000	282,11,503	0.95	0.01
(f)	Foreign Institutional Investors	5142,65,707	14,584	5142,80,291	17.35	3702,80,301	14,584	3702,94,885	12.49	4.86
(g)	Foreign Venture Capital Investors	—	—	—	0.00	—	—	—	0.00	0.00
(h)	Qualified Foreign Investor	—	—	—	0.00	—	—	—	0.00	0.00
(i)	Others	—	—	—	0.00	—	—	—	0.00	0.00

	Sub-Total B(1) :	6819,99,462	1,77,164	6821,76,626	23.01	6357,47,072	1,77,164	6359,24,236	21.45	1.56

(2)	Non-Institutions
(a)	Bodies Corporate	767,46,559	13,28,961	780,75,520	2.63	721,56,029	13,21,279	734,77,308	2.48	0.16
(b)	Individuals
	(i) Individuals holding nominal share capital upto 1 Lakh	1256,05,529	201,44,742	1457,50,271	4.92	1599,05,085	192,17,562	1791,22,647	6.04	(1.13)
	(ii) Individuals holding nominal share capital in excess of 1 Lakh	176,65,216	—	176,65,216	0.60	225,79,691	—	225,79,691	0.76	(0.17)
(c)	Others
	Clearing Members	9,75,006	—	9,75,006	0.03	57,65,942	—	57,65,942	0.19	(0.16)
	Foreign Bodies	7,794	—	7,794	0.00	7,794	—	7,794	0.00	0.00
	Foreign Bodies-DR	29,57,757	—	29,57,757	0.10	39,03,905	—	39,03,905	0.13	(0.03)
	Foreign Nationals	5,400	—	5,400	0.00	5,400	—	5,400	0.00	0.00
	Non Resident Indians	41,13,090	2,09,302	43,22,392	0.15	56,60,455	2,13,302	58,73,757	0.20	(0.05)
	NBFC	—	—	—		5,70,856	—	5,70,856	0.02	(0.02)
	Trusts	40,82,513	426,11,296	466,93,809	1.57	19,90,627	426,11,296	446,01,923	1.50	0.07
(d)	Qualified Foreign Investor	—	—	—	0.00	—	—	—	0.00	0.00

	Sub-Total B(2) :	2321,58,864	642,94,301	2964,53,165	10.00	2725,45,784	633,63,439	3359,09,223	11.33	(1.33)

	Total B=B(1)+B(2) :	9141,58,326	644,71,465	9786,29,791	33.01	9082,92,856	635,40,603	9718,33,459	32.78	0.23

	Total (A+B) :	26788,90,986	644,71,465	27433,62,451	92.53	26729,69,016	635,40,603	27365,09,619	92.30	0.23

(C)	Shares held by custodians, against which
	Depository Receipts have been issued
(1)	Promoter and Promoter Group *	992,92,708		992,92,708	3.35	992,92,708		992,92,708	3.35	0.00
(2)	Public	1220,39,080	—	1220,39,080	4.12	1288,91,912	—	1288,91,912	4.35	(0.23)

	Grand Total (A+B+C) :	29002,22,774	644,71,465	29646,94,239	100	29011,53,636	635,40,603	29646,94,239	100

*	Twinstar Holdings Limited (foreign promoter) holds 24823177 American Depository Shares (ADS) representing 99,29,2708 equity shares. One (1) ADS represents Four (4) equity shares

Vedanta Limited Annual Report 2015-16

STATUTORY REPORTS

ANNEXURE C

IV.	Share Holding Pattern (Equity Share Capital Breakup as percentage of total Equity) (Contd.)
(ii)	Shareholding of Promoters

		Shareholding at the beginning of the year (01/04/2015)			Shareholding at the end of the year (31/03/2016)			Change in Shareholding
Sr. No.	Shareholder’s Name	No. of Shares	% of total Shares of the Company	% of Shares pledged / encumbered to total shares	No. of Shares	% of total Shares of the Company	% of Shares pledged / encumbered to total shares	No. of shares	%
1	Twin Star Holdings Limited*	12800,84,749	43.18	—	12800,84,749	43.18	—	—	—
2	Finsider International Company Limited	4014,96,480	13.54	—	4014,96,480	13.54	—	—	—
3	Westglobe Limited	443,43,139	1.50	—	443,43,139	1.50	—	—	—
4	Welter Trading Limited	382,41,056	1.29	—	382,41,056	1.29	—	—	—
5	Ankit Agarwal	1,95,200	0.01	—	1,95,200	0.01	—	—	—
6	Pratik Pravin Agarwal	1,44,600	0.00	—	88,100	0.00	—	56,500	(0.002)
7	Agarwal Galvanising P Ltd	1,21,740	0.00	—	1,21,740	0.00	—	—	—
8	Suman Didwania	87,696	0.00	—	87,696	0.00	—	—	—
9	Sakshi Mody	18,000	0.00	—	18,000	0.00	—	—	—

	Total	17647,32,660	59.52	0	17646,76,160	59.52	0	56500	(0.002)

*	Twinstar Holdings Limited (Foreign Promoter) holds ADS representing 99292708 equity shares. One (1) American Depository Shares represents Four (4) equity shares

(iii)	Change in Promoters’ Shareholding (please specify, if there is no change)

		Shareholding at the beginning of the year (01/04/2015)		Transaction details			Cumulative Holding during the year 2015 - 16		Reason
Sr. No.	Name of the Promoter	No. of shares	% of total Shares of the Company	Sale	Purchase	Date	No. of shares	% of total Shares of the Company
1	Pratik Agarwal	1,44,600	0.0049	16,500	—	22/05/2015	1,28,100	0.004	Sale
				40,000	—	28/03/2016	88,100	0.003	Sale

Other than the promoters mentioned above, there is no other change in any other Promoter Shareholding

(iv)	Shareholding Pattern of top ten Shareholders (other than Directors, Promoters and Holders of GDRs and ADRs):

		Shareholding at the beginning of the year (01/04/2015)			Shareholding at the end of the year (31/03/2016)			Change in Shareholding
Sr. No.	Name of the Shareholder	No. of shares	%	% of shares pledged / encumbered	No. of shares	%	% of shares pledged / encumbered	No. of shares	%
1	LIC of India Child Fortune Plus Balanced Fund	942,52,451	3.18	—	1158,12,033	3.91	—	215,59,582	0.73
2	Franklin Templeton Investment Funds	699,06,539	2.36	—	687,06,539	2.32	—	(12,00,000)	(0.04)
3	Abu Dhabi Investment Authority	405,83,784	1.37	—	201,44,794	0.68	—	(204,38,990)	(0.69)
4	Vanguard Emerging Markets Stock Index Fund, Aseries of Vanguard International Equity Index Fund	246,28,653	0.83	—	186,02,638	0.63	—	(60,26,015)	(0.20)
5	Dimensional Emerging Markets Value Fund	165,48,583	0.56	—	174,34,391	0.59	—	8,85,808	0.03
6	Hdfc Standard Life Insurance Company Limited	129,94,482	0.44	—	112,77,311	0.38	—	(17,17,171)	(0.06)
7	Ishares India Index Mauritius Company	136,94,408	0.46	—	104,67,769	0.35	—	(32,26,639)	(0.11)
8	Government of Singapore	162,35,838	0.55	—	86,12,681	0.29	—	(76,23,157)	(0.26)
9	Stichting Pensioenfonds Abp	231,12,976	0.78	—	—	—	—	(231,12,976)	(0.78)
10	Eastspring Investments (Singapore) Limited A/C The Prudential Assurance Company Limited	160,51,996	0.54	—	—	—	—	(160,51,996)	(0.54)

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

IV.	Share Holding Pattern (Equity Share Capital Breakup as percentage of total Equity)

Change	in top ten Shareholders (please specify, if there is no change)

Sr. No.	Name of the Share Holder	Shareholding at the beginning of the Year 01/04/2015		Transaction details			Cumulative Shareholding during the Year		Reason
		No of Shares	% of total shares of the company	Sale	Purchase	Date	No. of shares	% of total shares of the Company
1	LIC of India Child Fortune Plus Balanced Fund	942,52,451	3.18
			0.05	0	14,89,217	17/04/2015	957,41,668	3.23	Purchase
			0.17	0	50,69,948	24/04/2015	1008,11,616	3.40	Purchase
			0.11	0	33,35,465	01/05/2015	1041,47,081	3.51	Purchase
			0.10	0	29,66,818	08/05/2015	1071,13,899	3.61	Purchase
			0.15	0	43,22,406	15/05/2015	1114,36,305	3.76	Purchase
			0.08	0	22,99,035	22/05/2015	1137,35,340	3.84	Purchase
			0.07	0	20,76,693	29/05/2015	1158,12,033	3.91	Purchase
			0.00	0	5,847	12/02/2016	1158,17,880	3.91	Purchase
			0.00	5,847		12/02/2016	1158,12,033	3.91	Sale
2	Franklin Templeton Investment Funds	699,06,539	2.36
			0.04	12,00,000	0	24/04/2015	687,06,539	2.32	Sale
			0.01	0	3,67,780	09/10/2015	690,74,319	2.33	Purchase
			0.01	3,67,780	0	20/11/2015	687,06,539	2.32	Sale
3	Abu Dhabi Investment Authority	405,83,784	1.37
			0.00	0	33,407	17/04/2015	406,17,191	1.37	Purchase
			0.03	9,90,078	0	17/04/2015	396,27,113	1.34	Sale
			0.05	0	15,03,627	01/05/2015	411,30,740	1.39	Purchase
			0.00	1,25,249	0	01/05/2015	410,05,491	1.38	Sale
			0.02	6,64,473	0	22/05/2015	403,41,018	1.36	Sale
			0.21	60,89,589	0	29/05/2015	342,51,429	1.16	Sale
			0.00	0	73,700	05/06/2015	343,25,129	1.16	Purchase
			0.09	27,31,454	0	05/06/2015	315,93,675	1.07	Sale
			0.00	59,180	0	12/06/2015	315,34,495	1.06	Sale
			0.00	0	57,200	19/06/2015	315,91,695	1.07	Purchase
			0.00	0	18,925	26/06/2015	316,10,620	1.07	Purchase
			0.00	0	29,209	14/08/2015	316,39,829	1.07	Purchase
			0.09	25,42,821	0	14/08/2015	290,97,008	0.98	Sale
			0.11	31,27,557	0	21/08/2015	259,69,451	0.88	Sale
			0.00	0	1,23,400	04/09/2015	260,92,851	0.88	Purchase
			0.01	1,84,714	0	04/09/2015	259,08,137	0.87	Sale
			0.00	52,250	0	18/09/2015	258,55,887	0.87	Sale
			0.01	3,66,470	0	25/09/2015	254,89,417	0.86	Sale
			0.01	3,11,550	0	02/10/2015	251,77,867	0.85	Sale
			0.12	35,61,550	0	09/10/2015	216,16,317	0.73	Sale
			0.03	8,79,710	0	23/10/2015	207,36,607	0.70	Sale
			0.07	0	20,73,131	13/11/2015	228,09,738	0.77	Purchase
			0.07	20,73,131	0	13/11/2015	207,36,607	0.70	Sale
			0.00	1,38,597	0	27/11/2015	205,98,010	0.69	Sale
			0.03	8,01,188	0	04/12/2015	197,96,822	0.67	Sale
			0.06	0	19,21,802	18/03/2016	217,18,624	0.73	Purchase
			0.05	15,73,830	0	18/03/2016	201,44,794	0.68	Sale

131

Vedanta Limited Annual Report 2015-16

STATUTORY REPORTS

ANNEXURE C

IV.	Share Holding Pattern (Equity Share Capital Breakup as percentage of total Equity)

Change	in top ten Shareholders (please specify, if there is no change (Contd.)

Sr. No.	Name of the Share Holder	Shareholding at the beginning of the Year 01/04/2015		Transaction details			Cumulative Shareholding during the Year		Reason
		No of Shares	% of total shares of the company	Sale	Purchase	Date	No. of shares	% of total shares of the Company
4	Vanguard Emerging Markets Stock Index Fund, Aseries of Vanguard International Equity Index Fund	246,28,653	0.83
			0.00	0	63,030	01/05/2015	246,91,683	0.83	Purchase
			0.00	0	71,625	08/05/2015	247,63,308	0.84	Purchase
			0.09	25,58,648	0	26/06/2015	222,04,660	0.75	Sale
			0.00	71,625	0	14/08/2015	221,33,035	0.75	Sale
			0.01	1,71,900	0	21/08/2015	219,61,135	0.74	Sale
			0.01	3,35,205	0	28/08/2015	216,25,930	0.73	Sale
			0.02	4,58,400	0	04/09/2015	211,67,530	0.71	Sale
			0.01	2,40,660	0	11/09/2015	209,26,870	0.71	Sale
			0.00	63,030	0	25/09/2015	208,63,840	0.70	Sale
			0.01	2,12,850	0	30/09/2015	206,50,990	0.70	Sale
			0.01	2,29,247	0	30/10/2015	204,21,743	0.69	Sale
			0.00	73,795	0	06/11/2015	203,47,948	0.69	Sale
			0.01	1,50,347	0	20/11/2015	201,97,601	0.68	Sale
			0.00	35,081	0	27/11/2015	201,62,520	0.68	Sale
			0.00	1,28,296	0	04/12/2015	200,34,224	0.68	Sale
			0.01	1,52,340	0	18/12/2015	198,81,884	0.67	Sale
			0.01	1,72,254	0	25/12/2015	197,09,630	0.66	Sale
			0.00	81,316	0	31/12/2015	196,28,314	0.66	Sale
			0.00	1,27,302	0	15/01/2016	195,01,012	0.66	Sale
			0.00	1,07,566	0	22/01/2016	193,93,446	0.65	Sale
			0.00	64,367	0	29/01/2016	193,29,079	0.65	Sale
			0.01	2,53,909	0	05/02/2016	190,75,170	0.64	Sale
			0.00	93,380	0	12/02/2016	189,81,790	0.64	Sale
			0.01	1,80,263	0	26/02/2016	188,01,527	0.63	Sale
			0.01	1,94,353	0	04/03/2016	186,07,174	0.63	Sale
			0.00	0	52,120	11/03/2016	186,59,294	0.63	Purchase
			0.00	21,601	0	18/03/2016	186,37,693	0.63	Sale
			0.00	35,055	0	25/03/2016	186,02,638	0.63	Sale
5	Dimensional Emerging Markets Value Fund	165,48,583	0.56
			0.01	0	1,66,449	10/04/2015	167,15,032	0.56	Purchase
			0.00	0	1,33,420	17/04/2015	168,48,452	0.57	Purchase
			0.01	0	1,70,738	24/04/2015	170,19,190	0.57	Purchase
			0.01	0	1,87,441	01/05/2015	172,06,631	0.58	Purchase
			0.00	0	4,992	15/05/2015	172,11,623	0.58	Purchase
			0.01	0	1,74,620	12/06/2015	173,86,243	0.59	Purchase
			0.00	0	1,07,168	19/06/2015	174,93,411	0.59	Purchase
			0.00	0	1,21,174	30/06/2015	176,14,585	0.59	Purchase
			0.01	0	1,86,287	03/07/2015	178,00,872	0.60	Purchase
			0.01	0	2,96,207	10/07/2015	180,97,079	0.61	Purchase
			0.02	6,62,688	0	18/12/2015	174,34,391	0.59	Sale
6	HDFC Standard Life	129,94,482	0.44
	Insurance Company Limited		0.00	92,814	0	10/04/2015	129,01,668	0.44	Sale
			0.00	0	193	17/04/2015	129,01,861	0.44	Purchase
			0.00	96,762	0	01/05/2015	128,05,099	0.43	Sale
			0.00	49,003	0	08/05/2015	127,56,096	0.43	Sale
			0.00	4,813	0	05/06/2015	127,51,283	0.43	Sale

132

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

Sr. No.	Name of the Share Holder	Shareholding at the beginning of the Year 01/04/2015		Transaction details			Cumulative Shareholding during the Year		Reason
		No of Shares	% of total shares of the company	Sale	Purchase	Date	No. of shares	% of total shares of the Company
			0.00	86,875	0	12/06/2015	126,64,408	0.43	Sale
			0.00	22,518	0	19/06/2015	126,41,890	0.43	Sale
			0.00	1,579	0	26/06/2015	126,40,311	0.43	Sale
			0.00	12,067	0	03/07/2015	126,28,244	0.43	Sale
			0.00	2,279	0	10/07/2015	126,25,965	0.43	Sale
			0.00	17,630	0	17/07/2015	126,08,335	0.43	Sale
			0.00	0	39,117	24/07/2015	126,47,452	0.43	Purchase
			0.00	0	22,953	31/07/2015	126,70,405	0.43	Purchase
			0.00	0	133	07/08/2015	126,70,538	0.43	Purchase
			0.00	6,338	0	14/08/2015	126,64,200	0.43	Sale
			0.01	0	3,35,871	21/08/2015	130,00,071	0.44	Purchase
			0.00	0	27,259	28/08/2015	130,27,330	0.44	Purchase
			0.00	90,776	0	28/08/2015	129,36,554	0.44	Sale
			0.00	28,282	0	04/09/2015	129,08,272	0.44	Sale
			0.00	56,039	0	11/09/2015	128,52,233	0.43	Sale
			0.00	7,963	0	18/09/2015	128,44,270	0.43	Sale
			0.00	0	118	30/09/2015	128,44,388	0.43	Purchase
			0.00	14,291	0	09/10/2015	128,30,097	0.43	Sale
			0.02	0	5,00,095	16/10/2015	133,30,192	0.45	Purchase
			0.00	3,911	0	23/10/2015	133,26,281	0.45	Sale
			0.00	13,901	0	30/10/2015	133,12,380	0.45	Sale
			0.00	0	189	06/11/2015	133,12,569	0.45	Purchase
			0.00	0	7,796	13/11/2015	133,20,365	0.45	Purchase
			0.00	0	299	04/12/2015	133,20,664	0.45	Purchase
			0.00	77,330	0	11/12/2015	132,43,334	0.45	Sale
			0.04	10,74,684	0	18/12/2015	121,68,650	0.41	Sale
			0.02	0	7,31,771	25/12/2015	129,00,421	0.44	Purchase
			0.03	0	7,89,610	31/12/2015	136,90,031	0.46	Purchase
			0.00	0	11,482	08/01/2016	137,01,513	0.46	Purchase
			0.07	20,93,337	0	15/01/2016	116,08,176	0.39	Sale
			0.00	0	1,31,791	22/01/2016	117,39,967	0.40	Purchase
			0.00	0	826	05/02/2016	117,40,793	0.40	Purchase
			0.00	72,579	0	12/02/2016	116,68,214	0.39	Sale
			0.00	57,490	0	19/02/2016	116,10,724	0.39	Sale
			0.00	0	983	26/02/2016	116,11,707	0.39	Purchase
			0.00	15,865	0	04/03/2016	115,95,842	0.39	Sale
			0.01	0	2,50,945	11/03/2016	118,46,787	0.40	Purchase
			0.00	0	29,597	18/03/2016	118,76,384	0.40	Purchase
			0.02	4,99,073	0	25/03/2016	113,77,311	0.38	Sale
			0.00	1,00,000	0	31/03/2016	112,77,311	0.38	Sale
7	Ishares India Index	136,94,408	0.46
	Mauritius Company		0.03	0	9,91,192	10/04/2015	146,85,600	0.50	Purchase
			0.02	0	5,80,369	17/04/2015	152,65,969	0.51	Purchase
			0.00	0	1,30,420	24/04/2015	153,96,389	0.52	Purchase
			0.00	0	1,17,378	01/05/2015	155,13,767	0.52	Purchase
			0.01	0	2,86,924	15/05/2015	158,00,691	0.53	Purchase
			0.02	0	5,47,764	22/05/2015	163,48,455	0.55	Purchase
			0.01	0	2,73,882	29/05/2015	166,22,337	0.56	Purchase
			0.17	50,95,061	0	05/06/2015	115,27,276	0.39	Sale

133

Vedanta Limited Annual Report 2015-16

STATUTORY REPORTS

ANNEXURE C

IV.	Share Holding Pattern (Equity Share Capital Breakup as percentage of total Equity)

Change	in top ten Shareholders (please specify, if there is no change (Contd.)

Sr. No.	Name of the Share Holder	Shareholding at the beginning of the Year 01/04/2015		Transaction details			Cumulative Shareholding during the Year		Reason
		No of Shares	% of total shares of the company	Sale	Purchase	Date	No. of shares	% of total shares of the Company
			0.01	1,87,413	0	12/06/2015	113,39,863	0.38	Sale
			0.01	2,55,026	0	19/06/2015	110,84,837	0.37	Sale
			0.00	0	30,779	26/06/2015	111,15,616	0.37	Purchase
			0.00	20,224	0	03/07/2015	110,95,392	0.37	Sale
			0.00	0	13,167	24/07/2015	111,08,559	0.37	Purchase
			0.00	0	16,423	31/07/2015	111,24,982	0.38	Purchase
			0.00	0	31,553	07/08/2015	111,56,535	0.38	Purchase
			0.00	0	8,802	14/08/2015	111,65,337	0.38	Purchase
			0.00	0	52,812	28/08/2015	112,18,149	0.38	Purchase
			0.02	5,71,131	0	04/09/2015	106,47,018	0.36	Sale
			0.01	1,76,013	0	11/09/2015	104,71,005	0.35	Sale
			0.00	0	62,616	25/09/2015	105,33,621	0.36	Purchase
			0.01	0	3,89,753	09/10/2015	109,23,374	0.37	Purchase
			0.00	0	1,19,924	16/10/2015	110,43,298	0.37	Purchase
			0.00	0	34,264	30/10/2015	110,77,562	0.37	Purchase
			0.00	0	10,034	20/11/2015	110,87,596	0.37	Purchase
			0.01	4,12,338	0	04/12/2015	106,75,258	0.36	Sale
			0.00	78,432	0	11/12/2015	105,96,826	0.36	Sale
			0.01	1,48,608	0	25/12/2015	104,48,218	0.35	Sale
			0.00	0	20,485	31/12/2015	104,68,703	0.35	Purchase
			0.00	1,02,113	0	15/01/2016	103,66,590	0.35	Sale
			0.00	77,786	0	22/01/2016	102,88,804	0.35	Sale
			0.00	92,016	0	29/01/2016	101,96,788	0.34	Sale
			0.00	0	9,155	12/02/2016	102,05,943	0.34	Purchase
			0.00	32,856	0	19/02/2016	101,73,087	0.34	Sale
			0.00	0	45,177	26/02/2016	102,18,264	0.34	Purchase
			0.00	91,414	0	04/03/2016	101,26,850	0.34	Sale
			0.00	0	40,580	18/03/2016	101,67,430	0.34	Purchase
			0.01	0	2,06,958	25/03/2016	103,74,388	0.35	Purchase
			0.00	0	93,381	31/03/2016	104,67,769	0.35	Purchase
8	Government of Singapore	162,35,838	0.55
			0.01	0	1,72,123	10/04/2015	164,07,961	0.55	Purchase
			0.00	14,570	0	24/04/2015	163,93,391	0.55	Sale
			0.02	4,82,400	0	01/05/2015	159,10,991	0.54	Sale
			0.01	3,46,102	0	08/05/2015	155,64,889	0.53	Sale
			0.04	11,47,798	0	05/06/2015	144,17,091	0.49	Sale
			0.00	18,042	0	12/06/2015	143,99,049	0.49	Sale
			0.01	0	3,28,578	03/07/2015	147,27,627	0.50	Purchase
			0.09	25,38,479	0	10/07/2015	121,89,148	0.41	Sale
			0.01	2,10,064	0	17/07/2015	119,79,084	0.40	Sale
			0.00	0	1,41,477	31/07/2015	121,20,561	0.41	Purchase
			0.00	12,301	0	31/07/2015	121,08,260	0.41	Sale
			0.01	0	3,20,209	07/08/2015	124,28,469	0.42	Purchase
			0.07	20,90,155	0	14/08/2015	103,38,314	0.35	Sale
			0.06	18,77,325	0	21/08/2015	84,60,989	0.29	Sale
			0.02	0	6,50,388	28/08/2015	91,11,377	0.31	Purchase

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IV.	Share Holding Pattern (Equity Share Capital Breakup as percentage of total Equity)

Change in top ten Shareholders (please specify, if there is no change (Contd.)

Sr. No.	Name of the Share Holder	Shareholding at the beginning of the Year 01/04/2015		Transaction details			Cumulative Shareholding during the Year		Reason
		No of Shares	% of total shares of the company	Sale	Purchase	Date	No. of shares	% of total shares of the Company
			0.24	0	71,10,904	04/09/2015	162,22,281	0.55	Purchase
			0.01	3,84,111	0	11/09/2015	158,38,170	0.53	Sale
			0.07	19,82,432	0	30/09/2015	138,55,738	0.47	Sale
			0.10	29,47,575	0	02/10/2015	109,08,163	0.37	Sale
			0.12	36,44,806	0	09/10/2015	72,63,357	0.24	Sale
			0.00	13,547	0	23/10/2015	72,49,810	0.24	Sale
			0.01	1,96,247	0	30/10/2015	70,53,563	0.24	Sale
			0.00	30,037	0	06/11/2015	70,23,526	0.24	Sale
			0.00	21,417	0	20/11/2015	70,02,109	0.24	Sale
			0.00	0	58,193	04/12/2015	70,60,302	0.24	Purchase
			0.00	59,291	0	11/12/2015	70,01,011	0.24	Sale
			0.00	71,626	0	31/12/2015	69,29,385	0.23	Sale
			0.01	0	2,25,149	08/01/2016	71,54,534	0.24	Purchase
			0.00	13,073	0	15/01/2016	71,41,461	0.24	Sale
			0.01	0	4,43,546	29/01/2016	75,85,007	0.26	Purchase
			0.03	0	9,32,569	05/02/2016	85,17,576	0.29	Purchase
			0.01	0	2,39,999	12/02/2016	87,57,575	0.30	Purchase
			0.00	1,35,778	0	04/03/2016	86,21,797	0.29	Sale
			0.00	9,116	0	11/03/2016	86,12,681	0.29	Sale
						31/03/2016	86,12,681	0.29
9	Stichting Pensioenfonds Abp	231,12,976	0.78
			0.03	0	8,54,267	08/05/2015	239,67,243	0.81	Purchase
			0.01	1,77,369	0	19/06/2015	237,89,874	0.80	Sale
			0.02	4,99,771	0	10/07/2015	232,90,103	0.79	Sale
			0.00	0	91,492	07/08/2015	233,81,595	0.79	Purchase
			0.79	233,81,595	0	21/08/2015	—	0.00	Sale
10	Eastspring Investments (Singapore) Limited A/C The Prudential Assurance Company Limited	160,51,996	0.54
			0.00	80,716	0	10/04/2015	159,71,280	0.54	Sale
			0.00	0	1,400	24/04/2015	159,72,680	0.54	Purchase
			0.08	0	24,45,069	08/05/2015	184,17,749	0.62	Purchase
			0.11	0	32,36,841	05/06/2015	216,54,590	0.73	Purchase
			0.05	0	13,40,512	19/06/2015	229,95,102	0.78	Purchase
			0.01	4,33,738	0	04/09/2015	225,61,364	0.76	Sale
			0.32	94,83,310	0	22/01/2016	130,78,054	0.44	Sale
			0.44	130,78,054	0	29/01/2016	—	0.00	Sale

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STATUTORY REPORTS

ANNEXURE C

(v)	Shareholding of Directors and Key Managerial Personnel:

Sr. No.	Name of the Director/Key Managerial Personnel (KMP)	Shareholding at the beginning of the year			Cumulative Shareholding during the year
		No. of shares	% of total shares of the Company	Date wise increase / decrease in Shareholding during the year specifying the reasons for increase / decrease (e.g. allotment / transfer / bonus/ sweat equity etc):	No. of shares	% of total shares of the Company	Date wise increase / decrease in Shareholding during the year specifying the reasons for increase / decrease (e.g. allotment / transfer / bonus/ sweat equity etc):
1.	Mr. Navin Agarwal – Executive Chairman	—	—	—	—	—	—
2.	Mr. Thomas Albanese – WTD & CEO	—	—	—	—	—	—
3.	Mr. Tarun Jain-WTD	—	—	—	—	—	—
4.	Mr. Din Dayal. Jalan -WTD & CFO	—	—	—	—	—	—
5.	Ms. Lalita D Gupte-NED & ID	—	—	—	—	—	—
6.	Mr. Naresh Chandra-NED & ID	—	—	—	—	—	—
7.	Mr. Ravi Kant-NED & ID	—	—	—	—	—	—
8.	Ms. Anuradha Dutt-NED & ID	—	—	—	—	—	—
9.	Mr. Rajiv Kumar Choubey – Company Secretary and VP-Legal	123	0.000004%	—	123	0.000004%	—

V.	Indebtedness

Indebtedness of the Company including interest outstanding/accrued but not due for payment

		Secured Loans excluding deposits	Unsecured Loans	Deposits	Total Indebtedness
Indebtedness at the beginning of the financial year
i)	Principal Amount	29,205.87	8,437.91	—	37,643.79
ii)	Interest due but not paid	—	—	—	—
iii)	Interest accrued but not due	481.95	3.96	—	485.91

Total (i+ii+iii)		29,687.83	8,441.87	—	38,129.70

Change in Indebtedness during the year
•	Addition	20,103.96	27,475.32	—	47,579.28
•	Reduction	(15,378.70)	(27,396.16)	—	(42,774.86)
Net Change relating to principle amount		4,725.26	79.16	—	4,804.42
Indebtedness at the end of the financial year
i)	Principal Amount	33,931.13	8,517.07	—	42,448.20
ii)	Interest due but not paid	—	—	—	—
iii)	Interest accrued but not due	604.14	10.93	—	615.07

Total (i+ii+iii)		34,535.27	8,528.00	—	43,063.27

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VI.	Remuneration of Directors and Key Managerial Personnel

A.	Remuneration to Managing Director, Whole-Time Directors and/or Manager:

Sr. No.	Particulars of Remuneration	Name of MD/WTD/Manager				Total Amount
		Navin Agarwal	Thomas Albanese	Tarun Jain	DD Jalan
1	Gross salary
	(a) Salary as per provisions contained in section 17(1) of the Income-tax Act, 1961	8,56,18,845	5,90,82,410	6,26,76,004	3,63,00,000	24,36,77,259
	(b) Value of perquisites u/s 17(2) Income-tax Act, 1961*	66,98,924	82,92,262	39,600	39,600	1,50,70,386
	(c) Profits in lieu of salary under section 17(3) Income-tax Act, 1961	—	—	—	—	—
2	Stock Option	—	—	41,73,902	25,95,289	67,69,191
3.	Sweat Equity	—	—	—	—	—
4.	Commission
	- as % of profit	—	—	—	—	—
	- others, specify (Annual Performance Bonus)	2,66,50,000	1,86,00,000	2,00,67,400	1,40,70,000	7,93,87,400
5.	Others, please specify (PF, Superannuation, Medical and LTA)*	1,28,58,360	59,08,289	74,19,276	—	2,61,85,925

	Total (A)	13,18,26,129	918,82,961	9,43,76,182	5,30,04,889	3710,90,161

	Ceiling as per the Act		10% of Net Profits

Note:	As the liabilities for defined benefit plan, i.e., gratuity are provided on accrual basis for the Company as a whole, the amounts pertaining to Key Management Personnel are not included above.
Valuation of Vedanta Resources Plc’s Shares granted under Deferred Share Bonus Plan (DSBP) to the Whole-Time Directors for FY 2014-15 are not included in the remuneration above.
*	Value of Perquisites u/s 17(2) Income-tax Act, 1961 does not include perquisite value of Superannuation. However, contribution to Superannuation is shown under ‘Others’.

B.	Remuneration to other directors

S. No.	Particulars of Remuneration	Name of Directors	Total Amount
	Independent Directors
	• Fee for attending board/committee Meetings	Ms. Lalita Dileep Gupte	7,90,000
		Mr. Naresh Chandra	6,90,000
		Mr. Ravi Kant	6,80,000
		Ms. Anuradha Dutt	2,70,000
	• Commission	Ms. Lalita Dileep Gupte	55,00,000
		Mr. Naresh Chandra	55,00,000
		Mr. Ravi Kant	55,00,000
		Ms. Anuradha Dutt	50,41,667

	Total (1)		2,39,71,667

	Other Non-Executive Directors
	• Fee for attending board / committee meetings	Nil	Nil
	• Commission	Nil	Nil
	• Others, please specify (includes salary, allowances, contribution to PF & superannuation, perquisites & LTIP value)	Nil	Nil
	Total (2)		Nil
	Total (B)= (1+2)		2,39,71,667
	Overall Ceiling as per the Act for Directors who are neither MD or WTD	1% of Net Profit
	Total Managerial Remuneration (A) + (B)	39,52,74,039
	Overall Ceiling as per the Act	11% of Net Profits

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STATUTORY REPORTS

ANNEXURE C

C.	Remuneration to Key Managerial Personnel Other Than MD/Manager/WTD

Sr. No.	Particulars of Remuneration	Key Managerial Personnel			Total
		CEO	Company Secretary	CFO
1	Gross salary
	(a) Salary as per provisions contained in section 17(1) of the Income-tax Act, 1961	5,90,82,410	65,09,608	3,63,00,000	10,18,92,018
	(b) Value of perquisites u/s 17(2) Income-tax Act, 1961*	82,92,262	39,600	39,600	83,71,462
	(c) Profits in lieu of salary under section 17(3) Income tax Act, 1961
2	Stock Option	—	4,57,598	25,95,289	30,52,887
3.	Sweat Equity	—	—	—	—
4.	Commission
	- as % of profit	—	—	—	—
	- others, specify (Annual Performance Bonus)	1,86,00,000	6,84,150	1,40,70,000	3,33,54,150
5.	Others, please specify (PF, Superannuation, Medical and LTA)*	59,08,289	8,33,976	—	67,42,265

	Total	9,18,82,961	85,24,932	5,30,04,889	15,34,12,782

Note:	As the liabilities for defined benefit plan, i.e., gratuity are provided on accrual basis for the Company as a whole, the amounts pertaining to Key Management Personnel are not included above.
Valuation of Vedanta Resources Plc’s Shares granted under Deferred Share Bonus Plan (DSBP) to the Whole-Time Directors for FY 2014-15 are not included in the remuneration above.
*	Value of Perquisites u/s 17(2) Income-tax Act, 1961 does not include perquisite value of Superannuation. However, contribution to Superannuation is shown under ‘Others’.

VII.	Penalties / Punishment/ Compounding of Offences

Type	Section of the Companies Act	Brief Description	Details of Penalty / Punishment/ Compounding fee imposed	Authority [RD / NCLT/ COURT]	Appeal made, if any (give Details)
A. Company
Penalty	NIL	NIL	NIL	NIL	NIL
Punishment	NIL	NIL	NIL	NIL	NIL
Compounding	147 of the Companies Act, 1956

The allegation against the Company and others is that at one of the Branch Office of the Company, the name and address of the Company and the Registered Office was not displayed.

Prosecution for the alleged violation was pending before Judicial Magistrate, Goa. The Company and its ex-directors and ex-Company Secretary has compounded the matter. Further, Issue has been closed by compounding.

			Compounding Fee of 35,000/- each for the Company and ex-directors viz; Mr. P.K. Mukherjee; Mr. A.K. Rai; Mr. Amit Pradhan; Mr. H.P.U.K. Nair; and Ex- Company Secretary Mr. C.D. Chitnis	Company Law Board (CLB)	NIL

Compounding	68 of the Companies Act, 1956

Alleged violation was against erstwhile Sesa Industries Limited (SIL) (since merged with the Company) regarding section 68 with respect to non-listing of the shares of SIL on the stock exchange as mentioned in the ‘Preferential offer document’.

Prosecution was filed by Ministry of Corporate Affairs (MCA) against the Company and ex- directors of erstwhile SIL. The issue is closed due to merger of SIL with the Company i.e. Vedanta Limited whose shares are listed on the stock exchange. Further, Issue has been closed by compounding.

			Compounding Fee of 50,000/- each for the Company and ex- directors viz; Mr. P.K. Mukherjee; Mr. Amit Pradhan; Mr. H.P.U.K. Nair; Mr. MD Phal and Mr. Mahesh Devjani	Company Law Board (CLB)	NIL

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Type	Section of the Companies Act	Brief Description	Details of Penalty / Punishment/ Compounding fee imposed	Authority [RD / NCLT/ COURT]	Appeal made, if any (give Details)
B. Directors
Penalty	NIL	NIL	NIL	NIL	NIL
Punishment	NIL	NIL	NIL	NIL	NIL
Compounding	211(3A) and 211(3B) of the Companies Act, 1956

The allegation against the ex-directors of erstwhile Sesa Goa Limited (SGL) with respect to requirement of segment reporting of Iron-ore production in the annual accounts as per AS-17 based on Geographical region for mining activities of SGL in Goa, Karnataka and Odisha.

Post-merger, Segment reporting is being done as per AS-17. Further, Issue has been closed by compounding.

			Compounding Fee of 90,000/- ( 45,000 for section 211 (3A) and 45,000 for 211 (3B)) each was imposed for ex-directors viz Mr. P.K. Mukherjee; Mr. A.K. Rai; Mr. Amit Pradhan; Mr. H.P.U.K. Nair.	Company Law Board (CLB)	NIL

Compounding	147 of the Companies Act, 1956	Same as point (A) above	Same as point (A) above	Same as point (A) above	Same as point (A) above

Compounding	68 of the Companies Act, 1956	Same as point (A) above	Same as point (A) above	Same as point (A) above	Same as point (A) above
C. Other Officers in Default
Penalty	NIL	NIL	NIL	NIL	NIL
Punishment	NIL	NIL	NIL	NIL	NIL
Compounding	Same as point (A) above	Same as point (A) above	Same as point (A) above	Same as point (A) above	Same as point (A) above

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STATUTORY REPORTS

ANNEXURE D

Secretarial Audit Report

For the Financial year ended March 31, 2016

[Pursuant to Section 204(1) of the Companies Act, 2013 and Rule no.9 of the Companies

(Appointment and Remuneration of Managerial Personnel) Rules, 2014

To,

The Members,

Vedanta Limited

(Formerly Sesa Sterlite Ltd.)

Sesa Ghor, 20 EDC Complex,

Patto Panjim, Goa, 403001

(L13209GA1965PLC000044)

We have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by Vedanta Limited (hereinafter called “the Company”). Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/statutory compliances and expressing our opinion thereon.

Based on our verification of the Company, books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, we hereby report that in our opinion, the Company has, during the audit period covering the financial year ended on March 31, 2016, complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance-mechanism in place to the extent based on the management representation letter/ confirmation, in the manner and subject to the reporting made hereinafter:

We have examined the books, papers, minute books, forms and returns filed and other records maintained by the Company for the financial year ended on March 31, 2016, according to the provisions of:

(i)	The Companies Act, 2013 (‘the Act’) and the rules made thereunder;

(ii)	The Securities Contracts (Regulation) Act, 1956 (‘SCRA’) and the rules made thereunder;

(iii)	The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder;
(iv)	Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment, Overseas Direct Investment and External Commercial Borrowings;

(v)	The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 (‘SEBI Act’):-

(a)	The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

(b)	The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 and the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992;

(c)	The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 (not applicable during the period of audit);

(d)	The Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014;

(e)	The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008;

(f)	The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client;

(g)	The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009 (not applicable during the period of audit); and

(h)	The Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998 (not applicable during the period of audit);

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(vi)	We further report that with respect to the compliance of the below mentioned laws, we have relied on the compliance system prevailing in the Company and on the basis of representation received from its concerned department:

(a)	Mines and Minerals (Development Regulation) Act, 1957 and other Acts/Rules as applicable to Mining activities;

(b)	The Electricity Act, 2003 and rules issued thereunder;

(c)	National Tariff Policy;

(d)	Indian Boilers Act. 1923 and rules issued thereunder;

(e)	Explosives Act, 1884 and rules issued thereunder;

(f)	Manufacture, Storage and Import of Hazardous Chemical Rules, 1989.

(g)	Applicable Labour laws and rules issued thereunder;

(h)	Applicable Environment laws and rules issued thereunder;

(i)	Applicable direct & indirect tax laws and rules issued thereunder;

(j)	Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013.

We have also examined compliance with the applicable clauses of the following:

(i)	Secretarial Standards issued by The Institute of Company Secretaries of India;

(ii)	The Listing Agreements entered into by the Company with the Stock Exchange(s) for the period from April 1, 2015 to November 30, 2015; and

(iii)	Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 for the period from September 2, 2015 to March 31, 2016.

During the period under review, the Company has complied with the provisions of the Act, Rules, Regulations, Guidelines, Standards etc. mentioned above except that no prior and post intimation regarding proposal to consider buy-back of non-convertible debentures amounting to INR 2000 crore was given to the stock exchange as per the erstwhile Listing Agreement. For clarification, the proposal of buy-back was not executed after receiving in-principle approval from the Board of Directors.

We further report that:

The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.

Adequate notice is given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were sent at least seven days in advance, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

Majority decision is carried through while the dissenting members’ views (if any) are captured and recorded as part of the minutes.

We further report that there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

We further report that during the period under review, the Company has the following event which has a major bearing on its affairs in pursuance of the above referred laws, rules, regulations, guidelines, standards, etc. referred to above.

i.	The Company during the period under review has approved the proposal to issue Non-Convertible Debentures or other Debt Securities on private placement basis within the overall borrowing limits of the Company, in the Annual General Meeting held on July 11, 2015.

For M/s PI & Associates,

Company Secretaries

Ankit Singhi

Partner

CP No: 16274

Membership No: A20642

Place : New Delhi

Date : April 28, 2016

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STATUTORY REPORTS

ANNEXURE E

(A)	Conservation of Energy:

a)	Conservation of natural resources continues to be the key focus area of your Company. Some of the important steps taken in this direction follow.

Copper Business:

i.	Reduction of Specific Energy from 414Units/MT of Cathode to 410 units/MT of Cathode

ii.	Energy Efficiency Compressor Up gradation in utility.

iii.	Optimization of Smelter Energy consumption by reducing the 5% Power Consumption.

iv.	Optimizing the water consumption in Demineralize plant Output between Regeneration by using the desal water

v.	Condensate water recovery from the steam heater in utility.

Iron Ore Business:

i.	Diverting partial quantity of furnace cooling water directly to cooling tower basin to reduce pumping power consumption

ii.	Installation of energy efficient cooling water pump

iii.	Eliminated BF2 venturi pump operation by tapping the pipeline from GCS water line.

iv.	Attended air leakages against audit points

v.	Converted motor delta to star operation of under loaded drives

vi.	Replaced BFG blower with energy efficient blower

vii.	Retrofitted 6.5 MW rotor impeller with energy efficient one

viii.	Installed capacitor banks for sinter to improve the power factor

ix.	Installed voltage controllers for high mast towers

Power Business:

i.	U#1 all FF bag replacement with new bag (emission reduced from 60 µmg/m3 to 35 µmg/m3)
ii.	Reduction of number of running mill during part load operation.

iii.	APH seal replaced with flexible seal to reduce APH leakages in U#2.

iv.	Condenser tube cleaning by bullet to improve in condenser vacuum.

v.	VFD installed for Bottom Ash Slurry Pump in all Unit (APC reduction to 76KW from 107KW).

vi.	CW and CEP modification done in all unit to reduce Aux power consumption (1.8MW)

vii.	Stopping of One CW pump Load <500MW

viii.	Reduction of DM water make-up by optimizing cycle chemistry & arresting passing/leaking valves.

ix.	Reduction of specific power consumption per MT of coal feeding by increasing conveyor loading/ utilization.

x.	Reduction of Rake Turnaround Time to reduce Sp, Power consumption.(1.60 hr to 1.45 hr) target 1.20 hr

Aluminium Business:

i.	Installations of new smaller size Industrial cooling water pump for partial load operation of boiler.

ii.	Installation of a new lower capacity LP pump at AHP (18.5 KW) instead of 45 KW pump for carrying out normal ash disposal cycle (95% of total running hours of old motor).

iii.	Replacement of FBC pump with lower optimized capacity model i.e. from 75 KW fixed drive to 30 KW fixed drive to avoid throttling operation without affecting the process parameter.

iv.	De-Staging of boiler feed pump for optimizing throttling loss in feed regulation system.

v.	Replacement of BYPASS flow control to VFD control for CCBT pump in hydrate classification area to increase system reliability and energy reduction by avoiding recirculation.

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vi.	With all above (i) to (v) point there will be potential saving of approx. 395,703 KWH.

vii.	Unit is also exploring options for utilizing alternative source of energy. In this regard Solar Energy projects has been taken up.

(a)	Smelter Plant Jharsuguda:

Electrical Energy:

DC Energy saving

i.	Increase in collector bar height.

ii.	SGL cathodes with Slant height insulation

AC auxiliary Energy saving

iii.	Installation of VFD in pumps and fans at different areas.

iv.	Reduction of Compressed air consumption.

v.	Use of energy efficient lights like LED and induction lamp in place of MH lamp.

vi.	Cast house pump house automation to reduce idle running and hence energy saving.

(b)	CPP Plant Jharsuguda:

i.	Ever highest plant loading factor achieved since inception 88.04% by improving unit utilization factor at the tune of 101%.

ii.	Cooling Tower fills replacement done in unit#3, Retrofit of BFP Recirculation valves, Condenser bullet cleaning in four unit, Optimization of Hoppers heaters in ESP Fields, APH seals replacement done in four unit, Selective Soot blowing, Operational improvement, Optimization of compressors. CW Interconnection done in between unit 3 & 4 to reduce specific coal consumption form 814 gms/ Kwh in FY 2014-15 to 807 gms/Kwh for FY 2015-16.

iii.	Optimization of RH spray and RH steam temperature, water chemistry, running of drives & stopping idle equipment.

iv.	Ever lowest Specific oil consumption achieved 0.08 ml/Kwh by reducing start up time and no. of startups and shutdowns.

v.	Replacement of Heavy Furness oil to Light Diesel Oil system to reduce auxiliary steam consumption for oil heating.

vi.	Improving CHP belt utilization.
(c)	CGPP Lanjigarh:

i.	Internal modification of three no’s of coal mill which results in reduction of power consumption

ii.	Improvement of Generator Power factor from 0.82 to 0.90

iii.	Optimized operation of circulating water pump (Operated with one pump instead of design of two pump while operating single boiler)

iv.	Installation of LED lightings

(d)	Refinery Lanjigarh:

i.	Reduction of ball mill pump speed from 1185 to 900 RPM to save power consumption by 200 KW, in evaporation area

ii.	Alternate water supply arrangement for Vaccum pump for saving power @ 80KW, in ACT area

Running lightly loaded motor in STAR mode to save motor core loss and KVA demand reduced by 30 KVA, in RMF area.

(B)	Additional investments and proposals, if any, being implemented for reduction of consumption of energy

Copper Business:

i.	Reduction of Specific Energy from 414Units/MT of Cathode to 410 units/MT of Cathode.

ii.	Energy Efficiency Compressor Up gradation in utility.

iii.	Optimization of Smelter Energy consumption by reducing the 5% Power Consumption.

iv.	Optimizing the water consumption in Demineralize plant Output between Regeneration by using the desal water.

v.	Condensate water recovery from the steam heater in utility.

Iron Ore Business:

i.	Impeller replacement of BF3 HBS combustion air fan with energy efficient one.

ii.	Impeller trimming of PCI ID fan for energy efficiency.

iii.	Installation of voltage controller of lighting circuits at PID-II.

iv.	Installation of voltage controller for lighting feeders at BF#3 , Sinter Plant & O2N2 plant.

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v.	Retrofitting energy efficient impeller for dedusting fans installed at sinter plant and blast furnace.

vi.	Retrofitting energy efficient pumps for cooling water pumps installed at blast furnace.

Power Business:

i.	Solar panel to be installed for street light and admin building of IPP unit.

ii.	VFD to be installed in bottom ash slurry pump in unit # 3, 4 of Power Business.

Aluminium Business:

Smelter Plant Jharsuguda:

i.	Bypassing of filter feed pumps of Rectifier pump house (RPH).

ii.	Replacement of old motors by energy efficient motors

iii.	Use of corrocoat coating for pumps of RPH.

CPP Plant Jharsuguda:

i.	Installation of VFD’s for HT DRIVES.

ii.	Addition of new CT Cells & Augmentation of new CT Fills.

iii.	Modification of fly ash conveying system in phase-2.

iv.	Conversion of HFO to LDO.

v.	Installation of vapor absorption chillers.

vi.	Installation of energy efficient driers.

vii.	Truck tippler for phase-2.

CGPP Lanjigarh:

i.	Initiated repairing of Turbine # 1 rotor

Refinery Lanjigarh:

NIL

(C)	Impact of above measures in a) and b) for reduction of energy consumption and consequent impact of cost of production of goods

Copper Business:

i.	The energy consumption per ton of anode produced 7.24 GJ/MT of Anode including waste heat Steam generation benefits
ii.	There is a potential saving of 12916 GJ & 21600 m3 of water from the above projects.

Iron Ore Business:

i.	Energy Conservation measures at Iron Ore Business mentioned in Annexure A - (A), have an annual saving potential of 9.5 MU per annum.

ii.	Energy Conservation measures at Iron Ore Business mentioned in Annexure A - (B), will have an annual saving potential of 9 MU per annum.

Power Business:

i.	Heat Rate Improvement.

ii.	Auxiliary Power Reduction at Power plant.

iii.	Reduction of Specific Coal Consumption in Power Business.

iv.	Reduction of Specific Oil Consumption in Power Business.

Aluminium Business:

Smelter Plant Jharsuguda:

i.	For Smelter Plant, the total energy saved from the energy saving measures is 7 Million KWH/per anum(approx.)

CPP Plant Jharsuguda:

i.	There is a potential saving of 104547 GJ/Annum from the above projects.

Lanjigarh:

i.	There is a saving of 512101 KWH till date from the above projects

ii.	There is a potential saving of 201600 KWH from the above projects for FY 15-16

(D)	The steps taken by the company for utilizing alternate sources of energy

Copper Business:

i.	1 Kilowatthours of solar photovoltaic cell lights

ii.	Planning to implement 1 Megawatt Floating Solar power plant in the Water Reservoirs.

iii.	Purchased Renewable Energy Certificates of non Solar 26666 certificates and Solar 260 Certificates as per Tamil Nadu Electricity Regulatory Commission regulations.

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Aluminium Business:

i.	150 Watt peak Solar Energy project taken up.

FORM OF DISCLOSURE OF PARTICULARS WITH RESPECT TO TECHNOLOGY ABSORPTION RESEARCH AND DEVELOPMENT (R & D)

Copper Business:

Specific areas in which R&D carried out by the company

i.	Copper recovery from Slag – by dumping hot slag – crushing –floating

ii.	Nickel extraction from tank-house electrolyte

iii.	Briquetting of feed

iv.	Producing copper sulphate from tank-house electrolyte.

v.	Extraction of Tellurium from Anode Slime

vi.	Copper dust injection in Converter.

vii.	Minor metals recovery

viii.	Converting Anode furnace into PS-Converter with Concentrate Injection.

Benefits as a result of R&D

i.	Increase in copper recovery

ii.	Increase revenue

iii.	Increase productivity

iv.	Increase Production

Future plan of action

i.	Order placement and project execution

Expenditure on R&D

i.	Capital - 1.2 Crore

ii.	Recurring

iii.	Total - 1.2 Crore

Iron Ore Business:

Specific	areas in which R&D carried out by the company

i.	Sorel grade production

ii.	Mn dilution project

iii.	Optimizing local ore consumption

Benefits as a result of R&D

i.	This is an Import substitute and will increase overall NSR.

ii.	Reduction in COP and utilization of cheap local ore.

iii.	COP reduction

Power Business:

Specific areas in which R&D carried out by the company

Detailed study of debottlenecking and carried out some improvement projects, such as

i.	CVCF (Constant voltage constant frequency) installed in bypass supply of UPS to avoid frequency variation in DCS supply.

ii.	Modification of coal feeder O/L gate

iii.	Relocation of lube oil pump of Mills, PA fan & ID fans

iv.	CAVT study & accordingly necessary modification in Unit#3&4 Boiler

v.	Surface treatment of unit 3&4 ID fan impeller & casing

vi.	CW P/P modification- Speed reduction by increasing the no. of poles from 16 to 18

vii.	Bottom ash Slurry line interconnection from Unit 2 to Phase-2

viii.	Terminal Silo 2 to Terminal Silo3 interconnection done

Future plan of action:

i.	Modification of HFO gun elevation to LDO gun elevation

ii.	Replacement of APH seals

iii.	Replacement of APH baskets

iv.	HP & IP turbine overhauling

v.	Condenser tube cleaning

vi.	High energy drain valve replacement to reduce DM consumption

vii.	Fabric filter bag replacement

Aluminium Business:

Future plan of action:

Smelter Plant Jharsuguda:

i.	Advanced Pot Controller implementation and magnetic field compensation in pots.

ii.	Advanced Cathode for pots.

iii.	Use of solar systems in plant lighting and other office loads.

iv.	Use of energy efficient LED and LEP lights for street lights.

v.	Replacement of existing motors with energy efficient motors.

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CPP Plant Jharsuguda:

i.	Installation of VFD’s for HT DRIVES

ii.	Truck tippler for phase-2

Technology Absorption, Adaptation and Innovation
Efforts in brief made towards technology absorption, adaptation and innovation	Copper Business:
Phosphoric acid loading Automation
Radio frequency Identification tracking of Concentrate trucks
Iron Ore - Value Addition Business:
• Introduction of Two more rows of cooling plates
• Non drainable runner in BF1
• Initiated Coke drying Project in BF3
• Usage of Maximum Low Grade Goan Iron Ore in Blast Furnace
• Usage of non-coking coal for coke making by 5% to reduce COP.
• Online changing of stack flap damper without affecting coke production & power generation.
Aluminium Business:
CPP Plant Jharsuguda:
• Selective Soot blowing in boilers
• Condenser Chemical Cleaning
Benefits derived as a result of above efforts e.g., product improvement, cost reduction, product development, import	Copper Business
• Improvement in Working environment
• Increase productivity
• Reduction in Cost of Production
• Safe operation
• Improvements in truck turn around time.
Iron Ore - Value Addition Business:
• Increased campaign life of Furnace
• Increased Furnace availability and reduced skull generation
• Cost saving & Improved Furnace productivity
• Reduction in Off Grade & Customer Satisfaction
• Reduction in Cost of Production
Aluminium Business
CPP Plant Jharsuguda:
• Reduction in flue gas temperature hence boiler efficiency
• Improvement in Station Vacuum

In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year), the following information may be furnished:

	Technology imported	Year of import	Has technology been fully absorbed
Copper Division	No

Iron Ore - Value Addition Business:	Blast Furnace 3 with advanced Pulverized Coal Injection & O2 Enrichment facility/ Sintering Technology - Agglomeration of Iron	2012 [BF & SP]	Yes
	Ore, Coke, and Flux Fines into Sintered Lumps/ New Pig Casting Machine is Imported under EPCG	2014 [New PCM]

Aluminium Business	Plant commissioned to its full capacity.	2006	Yes

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Disclosure of particulars with respect to conservation of energy

Particulars	Unit	Year Ended March 31, 2016	Year Ended March 31, 2015	Year Ended March 31, 2016	Year Ended March 31, 2015	Year Ended March 31, 2016	Year Ended March 31, 2015	Year Ended March 31, 2016	Year Ended March 31, 2015	Year Ended March 31, 2016			Year Ended March 31, 2015
Business Unit		Copper		Aluminium				Power		Iron-Ore
				Lanjigarh		Jharsuguda				Met Coke Division	Pig Iron Division	Power Plant (WHR)	Met Coke Division	Pig Iron Division	Power Plant (WHR)
A. Power and Fuel Consumption
Electricity
Purchase Unit	MWH	616743.8	89,076	2824	1741	10248.41	33738	202.03	2,180	6,093	140,115	24.00	7,263	161,683	27.22
Total Amount (Exc Demand Chgs)	Crore	346.6	73.62	1.25	0.98		17.54	0.16	1.61	0.59	30.42	0.01	0.51	35.81	0.01
Rate/Unit		5.62	8.26	5600	5614.88		5200	7.88	7.39	1.0	2.2	3.7	0.7	2.2	3.7
Own generation Unit*	MWH	21269.9	13,267	339,769.00	353,256.00	9,396,606	8,759,343	8120.24	8267.0	0.2	18.8	343230	0.05	26.5	368468
Unit per unit of fuel		4.276	19.16	514.3035758	468.19
Cost/Unit		22	8.19	2.38	2.55	2.46	2.38	2.09	2	3801	40	0	117	28.66	0
Furnace Oil
Quantity**	KL	14795.94	12,631	201.73	442	13,655	15,905	2708.62	3,105	Nil	Nil	Nil	Nil	Nil	Nil

Total Amount	Crore	32.5	42	0.57	2	30.99	59.91	8.79	18.18	NA	NA	NA	NA	NA	NA

Average Cost per litre		22	33.47	28.11	40	23	37.67	32.46	58.54	NA	NA	NA	NA	NA	NA
Diesel Oil
Quantity	KL	113.64	223	19	30	499	Nil			0.40	5.21	0.55	0.10	12.73	1.02

Total Amount	Crore	0.53	1.39	0.10	0.19	2.124998607	NA			0.002	0.031	0.003	0.001	0.076	0.006

Average Cost per litre / Unit per litre of Oil	/ Lit	47	62.38	NA	NA	NA	NA			44.8 / 5	46.7 / 3.5	45.51 / 5	59.7 / 5	59.7 / 3.5	59.7 / 5
Cost per Unit				51975.2472	63264					90	13	54	117	29	131
L.P.G./LNG/Propane/IPA
Quantity	MT	7713.14	5,303	NIL	Nil	Nil	Nil			Nil	Nil	Nil	Nil	Nil	Nil

Total Amount	Crore	30.036	30.98	NA	NA	NA	NA			NA	NA	NA	NA	NA	NA

Average Cost per Kg		38.942	58.42	NA	NA	NA	NA			NA	NA	NA	NA	NA	NA
Natural Briqutte/ Coal
Quantity	MT	1320	—	660639	754037	7,144,079	6,387,541	5595462	5625289	Nil	Nil	Nil	Nil	Nil	Nil

Total Amount	Crore	7.128	—	154.60	172	1,643	1,529	1259	1169.99	NA	NA	NA	NA	NA	NA

Average Cost per MT		54000	—	2340	2287	2,221	2,393	2249	2080	NA	NA	NA	NA	NA	NA
B. Consumption per MT of Production
Copper /Iron -Ore
Electricity	MWH	1.66	0.31							15	266.1876088	10.18%	15	268	11.32%
Furnace Oil	KL	0.04	0.04							Nil	Nil	Nil	Nil	Nil	Nil
Diesel	KL	0	0									7.11	8.7	26.1	4.22
L.P.G./Propane/IPA	MT	0.02	0.02							NA	NA	NA	NA	NA	NA
Production of Cathode	MT	384,382	330,140							NA	NA	NA	NA	NA	NA
Alumina
Electricity	Kwh/MT			286.26	277					NA	NA	NA	NA	NA	NA
Coal for Steam	MT/MT			0.25823	0.267					NA	NA	NA	NA	NA	NA
Furnance Oil for Calcinaton	Kg/MT			70.40	71.61					NA	NA	NA	NA	NA	NA
Hot Metal
Electricty (Total AC for electrolysis and auxillary energy	Kwh/MT					14353.00	14204.94			NA	NA	NA	NA	NA	NA
Billet (including alloy rods)
Electricity	Kwh/MT					290.10	296.46			NA	NA	NA	NA	NA	NA
Furnace Oil	KL						NA			NA	NA	NA	NA	NA	NA
Ingots
Electricity	Kwh/MT					26.40	29.84			NA	NA	NA	NA	NA	NA
Furnace Oil	KL						NA			NA	NA	NA	NA	NA	NA
Wire Rods
Electricity	Kwh/MT					74.60	75.45			NA	NA	NA	NA	NA	NA
Furnace Oil	KL						NA			NA	NA	NA	NA	NA	NA

*	This includes the WHRB Generation also.
**	This includes the FO consumed in CPP also.
***	This includes Generation from DG Set also.

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REPORT ON CORPORATE GOVERNANCE

Vedanta Limited, is and has always been, committed, in true spirit, for adoption of best governance practices. Companies today are evaluated by the Shareholders and other Stakeholders not based on financial performance alone, but on the other non-financial parameters, viz., level of governance and sustainability practices, viz., health, safety, environment practices, quality of products & services and its impact on environment, Corporate Social Responsibility (CSR), transparency, disclosures etc. Corporate Governance (Governance) is aimed at creating systems and putting in processes whereby organisations are able to generate long-term wealth and create value for all its stakeholders. Transparency, accountability, fairness and responsibility are the four basic tenets of Corporate Governance and Vedanta Limited (‘Company’ or ‘Vedanta’) believes that fair, transparent and ethical governance practices are sine qua non for the way we do business.

Company’s Philosophy on Code of Governance

Our actions are governed by our values and principles, which are reinforced at all levels within the Company. At Vedanta we are committed to meet the aspirations of all our stakeholders which include shareholders, customers, suppliers, banks & financial institutions, government, employees and the community at large. We ensure:

•	Transparency, fairness and timely disclosures;

•	Fair and Equitable treatment to all shareholders and protection of shareholder’s interests and rights;

•	Compliances with all applicable laws & regulations;

•	Ethical business decisions to meet stakeholder expectations; and

•	Accountability of the Board to the Company and its Stakeholders.

Our governance practices are self-driven and focused to meet the aspirations of the stakeholders and at the same time create an institution which all stakeholders are proud to be associated with.

Board of Directors

The Board of Directors (the “Board”) of the Company are committed to best governance practices in the Company to ensure sustainability and long term value. The Board plays a major role in overseeing how the management serves the short term and long term interests of shareholders and other stakeholders. The Board along with its Committees provide leadership and guidance to the Company’s management and directs, supervises and controls the performance of the Company.

Composition, Directorship and Meetings

The Board of Directors presently consists of Eight (8) Directors comprising of Four (4) Whole-Time Directors and Four (4) Non-Executive Independent Directors. The Chairman is an Executive Director. The position of Chairman of the Board and Chief Executive Officer of the Company are held by separate individuals.

Detailed profile of each of the Directors is available on the website of the Company at www.vedantalimited.com in the investor relation section.

During FY 2015-16, Board of Directors met seven (7) times on April 29, 2015, May 28, 2015, June 14, 2015, July 29, 2015, October 27, 2015, November 27, 2015 and January 28, 2016. The gap between any two consecutive meetings of the Board of Directors of the Company was not more than One Hundred and Twenty Days (120 days). The Board of Directors approved Nine (9) matters by passing resolution(s) by circulation during FY 2015-16.

Composition of the Board of Directors of the Company and other Directorship(s)/ Committee Membership(s)/ Chairmanship(s) as on March 31, 2016, and number of meetings held during their tenure and attended by them etc. are given in Table – 1.

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

TABLE – 1

Name of Directors	Category	No. of Board meetings held during his/her tenure and attended in 2015-16			Whether attended last AGM held on July 11, 2015	Number of Directorships in other public companies	Number of Committee# positions held in other public companies*
		Held	Attended				Member	Chairman
Navin Agarwal (DIN: 00006303)	Executive Chairman	7	6		Yes	3	Nil	Nil
Naresh Chandra (DIN: 00015833)	Independent Director	7	6		No	8 ^	9	1
Ravi Kant (DIN: 00016184)	Independent Director	7	6		Yes	Nil	Nil	Nil
Lalita Dileep Gupte (DIN: 00043559)	Independent Director	7	7		Yes	5	5	Nil
Anuradha Dutt & (DIN:00145124)	Independent Director	7	5		Yes	Nil	Nil	Nil
Thomas Albanese (DIN: 06853915)	Whole-Time Director & Chief Executive Officer	7	6	@	Yes	Nil	Nil	Nil
Tarun Jain (DIN: 00006843)	Whole- Time Director	7	5	$	Yes	2	3	Nil
Dindayal Jalan (DIN: 00006882)	Whole- Time Director & Chief Financial Officer	7	7		Yes	4	1	1

*	excluding private limited companies, foreign companies and companies under Section 8 of Companies Act, 2013, trusts and alternate directorships as per Regulation 26 of the Securities and Exchange Board of India (Listing Obligations & Disclosure Requirements) Regulations, 2015.
#	only Audit Committee and Stakeholders Relationship Committee has been considered as per Regulation 26 of the Securities and Exchange Board of India (Listing Obligations & Disclosure Requirements) Regulations, 2015.
@	Mr. Thomas Albanese attended the meeting held on May 28, 2015 through audio call and was not counted for the purpose of quorum.
&	Ms. Anuradha Dutt was appointed on the Board of the Company as an Independent Director w.e.f. April 27, 2015 through resolution passed by circulation.
$	Mr. Tarun Jain attended the meeting held on October 27, 2015 through video conference, however he was not counted for the purpose of quorum.
^	In terms of Regulation 25 (1), the Securities and Exchange Board of India (Listing Obligations & Disclosure Requirements) Regulations, 2015, Mr. Naresh Chandra holds the position of Independent Director in 7 listed companies (including Vedanta Limited). Out of the reported 8 public companies Mr. Chandra is holding the position of Non-Independent Director in 2 companies.

Notes:

1.	None of the above directors are related inter-se.
2.	None of the Directors hold the office of director in more than the permissible number of companies under the Companies Act, 2013 or Regulation 25 and 26 of the Securities and Exchange Board of India, (Listing Obligations & Disclosure Requirements) Regulations, 2015
3.	Video / tele-conferencing facilities were facilitated to Directors travelling in India or abroad for participation in the meeting on requirement basis.

Information given to the Board

The dates for the Board Meetings for the ensuing year are decided well in advance and communicated to the Directors. Additional meetings of the Board are held when deemed necessary. Board members are given agenda papers along with necessary documents and information in advance of each meeting of the Board and Committee(s). However, in case of business exigencies or urgencies, few resolutions are passed by way of circulation and if required same is supported by an audio call to explain the rationale. The Board periodically reviews compliance reports with respect to laws and regulations applicable to the Company. The recommendations of the Committees are placed before the Board for necessary approvals. The information as enumerated in Part A of Schedule II of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations’) http://www.sebi.gov.in/cms/sebi_data/
attachdocs/1441284401427.pdf is made available to the Board of Directors for discussions and considerations.

The Company has in place a web-based application vide which Agenda papers and pre-reads are uploaded online and which can be accessed by the Directors immediately through their iPads. This initiative has facilitated immediate availability of agenda papers to the Directors and at the same time, it is environment friendly (in terms of conservation of paper) and also maintains confidentiality of the information shared with the Board.

Selection / Appointment procedure

As per the Company’s Nomination and Remuneration Policy, selection of new Board Member(s) is the responsibility of the Nomination and Remuneration Committee (‘NRC’), which is subsequently considered and approved by the Board. The NRC considers the knowledge, skill, professional & functional expertise, industry orientation, diverse academic, professional or technical background, gender, age etc. while selecting an individual as a director. The appointment of a new Director is finally approved by the shareholders either through postal ballot or in a General Meeting.

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REPORT ON CORPORATE GOVERNANCE

Board Independence

Based on the confirmation/ disclosures received from the Directors, all Non-Executive Directors are Independent in terms of Section 149(6) of the Companies Act, 2013 and Regulation 16(1)(b) of the SEBI Listing Regulations.

There are no material pecuniary relationships or transactions between the Independent Directors and the Company, except for sitting fees and commission drawn by them for attending the meeting of the Board and Committee(s) thereof. None of the Non-Executive Directors hold any shares or convertible instruments in the Company.

A separate meeting of the Independent Directors was held on April 27, 2016 to discuss inter alia:

•	The performance of the Chairperson of the Company, taking into account the views of Executive and Non-Executive Directors;

•	The performance of the Non-Independent Directors and the Board as a whole;

•	The quality, quantity and timeliness of flow of information between the Company management and the Board that is necessary for the Board to effectively and reasonably perform their duties.

Board Familiarization and Induction Program

The Company has adopted a well-structured induction policy for orientation and training of the Non-Executive Directors to provide them with an opportunity to familiarise themselves with the Company, its management, its operations and the industry in which the Company operates. The induction programme includes one-to-one interactive sessions with the Executive Directors, Senior Management including the Business CEOs and also includes visit to Company and its subsidiaries plant sites and locations.

Further, in every quarterly Board meeting, a detailed review on the various business divisions and major subsidiaries is presented on rotation basis in order to update the Directors and to ensure their effective participation in the Company’s strategy, business performance, operations, finance, investor relations, risk management framework, human resources, IT and other related matters. The presentations to the Board includes update on risk management, company’s policies, and quarterly performance report which includes information on business performance, operations, financial parameters, litigations, compliances.

During the year, the Independent Directors visited the facilities at Barmer of Cairn India Limited (CIL) and mines and plant at Rampura Agucha and Chanderiya Smelter of Hindustan Zinc Limited (HZL), subsidiaries of the Company. Site visits were also organised at the Value Added Business of Iron-Ore division. Further, the Independent Directors are also regularly informed on the Company operations by way of monthly CEO Report. The Directors are presented in advance with the Board Calendar for the entire year which includes coverage of businesses and corporate functions to keep them fully updated on key developments of the Company. Any other important development related to the company, is periodically communicated to the Non-Executive/ Independent Directors.

Detailed familiarisation programme for Directors is available on the Company’s website at http://www.vedantalimited.com/media/95643/
familiarization_programme.pdf

Code of Business Conduct and Ethics

The Company has laid down a Code of Conduct (COC) which is applicable to all the Board members and Senior Management of the Company. The COC is available on the website of the Company www.vedantalimited.com. The Code has been circulated to all members of the Board and Senior Management and they have affirmed compliance with the Code. A declaration signed by the Chief Executive Officer (CEO) to this effect is attached as Annexure I to this Report.

As an issuer of securities in the United States, the Company is subject to the US Foreign Corrupt Practices Act (FCPA). Further, on account of our parent company, Vedanta Resources Plc., incorporated in United Kingdom and listed on London Stock Exchange, the Company is subject to UK Bribery Act (UKBA). Other countries where we do business have their own anti-corruption laws. Accordingly, the Company, its subsidiaries and affiliates and all officials that act on behalf of the Company, its subsidiaries and affiliates comply fully with the FCPA and UKBA and all applicable anti-corruption laws, in doing business anywhere in the world.

Certification

The certificate required under Regulation 17(8) of the SEBI Listing Regulations duly signed by the Chief Executive Officer and Chief Financial Officer was placed before the Board and the same is provided as Annexure II to this report.

Risk Mitigation Plan

The Company has laid down procedures to inform the Board members about the risk assessment and minimization procedures. These procedures are being periodically reviewed by the Risk Management Committee to ensure that management controls risk through means of properly defined framework. A separate section on Principal Risk & Uncertainties is covered in the Management Discussions & Analysis.

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Board Committees

The Board has constituted Committee(s) of directors, with adequate delegation of powers. The Company Secretary of the Company acts as the Secretary to the Committees. The Board is responsible for constituting, assigning and co-opting the members of the Committees. Each Committee has its own charter which sets forth the purposes, goals and responsibilities of the Committees. These Committees comprise mainly of Independent Directors who as per the terms of reference oversee the Committee’s function and executes its duties and responsibilities. As at the year end, there are six (6) Committees constituted by the Board as per following details:

1.	Audit Committee

As on March 31, 2016, the Audit Committee of the Board comprises of three (3) Non-Executive Directors all of whom are Independent. The Chairperson of the Audit Committee is a Non-Executive Independent Director. The composition of the Committee is in compliance with the provisions of Section 177 of the Companies Act, 2013 and Regulation 18 of the SEBI Listing Regulations.

The CEO, CFO, Director-Finance, Director- Management Assurance Services (MAS), Deputy Chief Financial Officer and the Statutory Auditors regularly attend the meeting of the Audit Committee as permanent invitees. Other invitees are invited on need basis to brief the Audit Committee on important matters.

The role and terms of reference of the Audit Committee are set out in Regulation 18(3) read with Part C of Schedule II of the SEBI Listing Regulations and Section 177 of the Companies Act, 2013, besides other terms as may be referred to by the Board of Directors of the Company. The terms of reference of the Audit Committee broadly are:

1.	Approval of annual internal audit plan;

2.	Review and approval of related party transactions;

3.	Review of financial reporting systems;

4.	Ensuring compliance with regulatory guidelines;

5.	Reviewing the quarterly, half yearly and annual financial results;

6.	Discussing the annual financial statements and auditors report before submission to the Board with particular reference to the (i) Director’s Responsibility Statement; (ii) major accounting entries; (iii) significant adjustments in financial statements arising out of audit findings; (iv) compliance with listing requirements etc.;
7.	Interaction with statutory, internal and cost auditors;

8.	Recommendation for appointment and remuneration of auditors; and

9.	Reviewing and monitoring the auditor’s independence and performance etc.

Further the Audit Committee also mandatorily reviews the following information:

1.	Management discussion and analysis of financial condition and results of operations;

2.	Statement of significant related party transactions , submitted by management;

3.	Management letters / letters of internal control weaknesses issued by the statutory auditors;

4.	Internal audit reports relating to internal control weaknesses;

5.	The appointment, removal and terms of remuneration of the internal auditor shall be subject to review by the audit committee; and

6.	Statement of deviations:

(a)	Quarterly statement of deviation(s) including report of monitoring agency, if applicable, submitted to stock exchange(s) in terms of Regulation 32(1) of SEBI Listing Regulations;

(b)	Annual statement of funds utilized for purposes other than those stated in the offer document/prospectus/notice in terms of Regulation 32(7) of SEBI Listing Regulations.

In addition to the above, the Audit Committee also reviews the financial statements, minutes and details of investments made by the subsidiary companies.

Meeting, Attendance and Composition

During FY 2015-16, the Audit Committee met Eight (8) times i.e. on April 28, 2015; May 28, 2015; June 14, 2015; July 28, 2015; October 26, 2015; November 27, 2015; December 16, 2015 and January 27, 2016. The time gap between two meetings was less than One Hundred and Twenty days (120 days). The Audit Committee members approved Seven (7) matters by passing resolution(s) by circulation during FY 2015-16.

Vedanta Limited Annual Report 2015-16

STATUTORY REPORTS

REPORT ON CORPORATE GOVERNANCE

The composition and attendance of members at the meetings held during FY 2015-16, are given in Table – 2.

TABLE – 2

Name of the Member	Category	No. of meetings during the year 2015-16
		Held	Attended
Lalita D. Gupte (Chairperson)	Independent Director	8	8
Ravi Kant	Independent Director	8	7
Naresh Chandra	Independent Director	8	7

In addition, the Audit Committee also meets the Statutory Auditors without the presence of the management. The Company Secretary acts as the Secretary to the Audit Committee.

2.	Nomination and Remuneration Committee

The Nomination and Remuneration Committee of the Board was reconstituted during the year. The composition of the Committee is in compliance with the provisions of Section 178 of the Companies Act, 2013 and Regulation 19 of the SEBI Listing Regulations. The role of Committee inter-alia includes:

1.	Formulation of the criteria for determining qualifications, positive attributes and independence of a Director and recommend to the Board of Directors a policy relating to, the remuneration of the Directors, Key Managerial Personnel and other employees;

2.	Formulation of criteria for evaluation of performance of Independent Directors and the Board of Directors;

3.	Devising a policy on diversity of Board of Directors;

4.	Identifying persons who are qualified to become Directors and who may be appointed in senior management in accordance with the criteria laid down, and recommend to the Board of Directors their appointment and removal;
5.	To consider and evaluate whether to extend or continue the term of appointment of the Independent Directors, on the basis of the report of performance evaluation of Independent Directors.

Composition, names of members and attendance during the year

As of March 31, 2016, the Nomination & Remuneration Committee comprises of four (4) members of which three (3) are Independent Directors and one (1) is Executive Director, who is the Executive Chairman of the Company. The Chairman of the Committee is a Non-Executive Independent Director.

During FY 2015-16, the Nomination and Remuneration Committee met two (2) times i.e. on April 29, 2015 and July 29, 2015.

The composition and attendance of members at the meetings held during FY 2015-16, are given in Table – 3.

TABLE – 3

Name of the Member	Category	No. of Meetings held during his/ her tenure and attended
		Held	Attended
Naresh Chandra (Chairman)	Independent Director	2	2
Ravi Kant	Independent Director	2	2
Lalita D. Gupte*	Independent Director	1	1
Navin Agarwal	Executive Chairman	2	2

*	Appointed as member of Committee w.e.f April 29, 2015.

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Performance Evaluation Criteria

The Company believes in conducting its business affairs in a fair and transparent manner; giving highest regard to good Corporate Governance practices and ensuring transparency, accountability and equity across all facets of operation and in all interactions with Stakeholders.

The Nomination and Remuneration Committee had laid down the evaluation criteria for performance evaluation of every director including Independent director and the Board pursuant to the Corporate Governance norms prescribed by the Companies Act, 2013 and SEBI Listing Regulations.

The broad parameters laid down for the evaluation are as under:

Sr. No.	Parameters	Indicators
1.	Board Structure	Board Composition, Diversity and Mix
2.	Business Excellence	Knowledge and review of Company’s business and operations
3.	Strategic Review	Discussion on strategic matters/scenario planning and evaluation
4.	Business Performance Evaluation	Review of business performance/various divisions/subsidiaries
5.	Managing Stakeholders	Positioning Company with external stakeholders
6.	Internal Control and Risk Management	Risk identification, control and mitigation plan
7.	People Development	Succession Planning and interaction with Senior Management
8.	Processes and Procedures	Quality and Frequency of meetings, presentation/information, analysis etc.

Remuneration Policy for Directors

The remuneration paid by the Company to its Executive and Non-Executive Directors is decided by taking into consideration the following:

a.	Company’s size and global presence;

b.	Remuneration trend in the industry;

c.	Compensation paid by peer companies;

d.	As a reflection of responsibility and performance; and

e.	Employment scenario.

Remuneration paid to Executive Director(s)

The Company has four (4) Executive Directors viz. Mr. Navin Agarwal, Mr. Thomas Albanese (CEO), Mr. Tarun Jain and Mr. DD Jalan (CFO). The remuneration of the Executive Directors is approved by the Board of Directors within the limits approved by the shareholders on the basis of the recommendation of the Nomination and Remuneration Committee.

The Executive Directors’ remuneration has two components: fixed pay and annual variable pay (performance linked incentive). The fixed component is paid to the directors on monthly basis; the performance linked incentive is paid on the basis of individual performance after the end of financial year based on the recommendation of the Nomination and Remuneration Committee. Additionally, the Executive Directors are given deferred stock options of Vedanta Resources Plc.

Remuneration paid to Non-Executive Independent Director

During the financial year the Non-Executive Directors do not have any pecuniary relationship or transactions with the Company. The appointment letter issued to the Independent Director is available on the website of the Company www.vedantalimited.com. The Independent directors are eligible for sitting fees and commission as under:

•	Commission as decided by the Board;

•	The commission is payable annually after review of the financial position/ performance of the Company and approval of the annual financial results for the year;

•	The payment of commission is subject to availability of sufficient profits within an overall ceiling of 1% of net profits and is within the limits approved by the shareholders in general meeting;

•	Sitting fees of 50,000/- for attending meeting of the Board;

•	Sitting fees of 50,000/- for attending meetings of Audit Committee of Board;

•	Sitting fees of 10,000/- for attending other Committee meetings;

Vedanta Limited Annual Report 2015-16

STATUTORY REPORTS

REPORT ON

CORPORATE GOVERNANCE

Remuneration to Director(s)

Table - 4 gives details of remuneration paid to Directors. During 2015-16, the Company did not advance any loan to any of its Directors. Further no Director has been granted any stock options of the Company during the year.

TABLE 4: Remuneration paid or payable to Directors for the year ended March 31, 2016 and relationship with each other

							( in Crore)
Name of the Director	Relationship with other Directors	Sitting Fees	Salary and Perquisites	Provident, and Superannuation Funds	Commission to Non- Executive Directors / performance incentive for the Executive Directors	Total	No. of Stock- holding options of the Holding Company
Navin Agarwal	None	0	9.23	1.29	2.66	13.18	4,40,000
Naresh Chandra	None	0.069	0	0	0.55	0.619	None
Ravi Kant	None	0.068	0	0	0.55	0.618	None
Lalita Dileep Gupte	None	0.079	0	0	0.55	0.629	None
Anuradha Dutt	None	0.027	0	0	0.50	0.527	None
Thomas Albanese	None	0	6.74	0.59	1.86	9.19	3,70,000
Tarun Jain	None	0	6.69	0.74	2.01	9.44	3,00,000
Dindayal Jalan	None	0	3.89	0	1.41	5.30	1,44,000

Notes :

1.	Sitting fees are paid for Board level Committees i.e. Audit, Stakeholders, Nomination and Remuneration and Corporate Social Responsibility Committee
2.	Commission to Non Executive Independent Directors is payable for the financial year ended March 31, 2016.
3.	Ms. Anuradha Dutt was appointed on April 27, 2015 and hence the commission is proportionately payable to her for 11 months.
4.	The Performance Incentive for the Executive Directors is paid for FY 2014-15 during the FY 2015-16.
5.	The Company’s holding Company i.e., Vedanta Resources Plc, has granted its stock options to Company’s Executive Directors. The fair value for the year 2015-16 in relation to option granted to Mr. Navin Agarwal is 2.01 Crore, Mr. Tarun Jain is 1.86 Crore, Mr. Thomas Albanese is 1.87 Crore and Mr. D D Jalan is 0.88 Crore.
6.	The stock option includes 4 option scheme: ESOP 2012, ESOP 2013, PSP 2014 & PSP 2015.
7.	The ESOP 2012 options vest in the following manner: 50% on September 24, 2013, 30% on September 24, 2014 and remaining 20% on September 24, 2015 based on business performance.
8.	The ESOP 2013 options vests in the following manner: 40% on May 16, 2014, 30% on May 16, 2015 and 30% on May 16, 2016 based on business performance.
9.	The PSP 2014 options vest after three years from date of grant i.e. on November 17, 2017, based on achievement of performance conditions and completion of tenure with the Group.
10.	The PSP2015 options vests after three years from date of grant i.e. on December 30, 2018, based on achievement of performance conditions.
11.	Deferred Share Bonus Plan FY 2014-15, not included above.

3.	Stakeholders’ Relationship Committee

During the year the Stakeholders’ Relationship Committee has been re-constituted on April 29, 2015 to appoint Ms. Anuradha Dutt as a member of the Committee. As on March 31, 2016 the Committee comprise of three (3) members. Ms. Anuradha Dutt, Non-Executive Independent Director is the Chairperson of the Committee.

The main function of the Stakeholders’ Relationship Committee is to strengthen the investor relations. The Committee looks into redressal of shareholders’ complaints and proper and timely attendance on the investors grievances. The key responsibilities of the Committee are as under:

TABLE – 5 Details of Stakeholders Relationship Committee

(i)	Redressal of Shareholders’/Investors’ complaints;

(ii)	Non-receipt of declared dividends, balance sheets of the Company; and

(iii)	Carrying out any other function as prescribed under in the SEBI Listing Regulations.

Meeting, Attendance and Composition

The Committee met three (3) times during FY 2015-16 viz. April 28, 2015; July 28, 2015 and January 27, 2016. The minutes of the Committee meeting are noted by the Board at its meeting. The attendance records of members of the Stakeholders Relationship Committee is given in Table - 5

Name of the Member	Category	No. of Meetings held during his/ her tenure and attended
		Held	Attended
Anuradha Dutt (Chairperson)*	Independent Director	2	2
Lalita D. Gupte	Independent Director	3	3
D. D. Jalan	Whole-Time Director & CFO	3	3

*	Appointed as member and Chairperson of Committee w.e.f. April 29, 2015.

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Compliance Officer

Mr. Rajiv Choubey, Company Secretary & VP Legal, acts as Compliance Officer of the Company for complying with the requirements of the SEBI Listing Regulations, and requirements of SEBI (Prohibition of Insider Trading) Regulation, 1992.

During FY 2015-16, the investor complaints received by the Company were general in nature, which were resolved to the satisfaction of the shareholders.

The status of complaints is reported to the Board on quarterly basis. Details of investors’ complaints as on March 31, 2016 are given in Table – 6.

TABLE – 6 The details of shareholders’ complaints during 2015-16

Sr. No.	Nature of complaints /letters and correspondence	Received	Replied	Closing Balance
1	Share Transfers	331	331	0
2	Transmission of Shares /Deletion of the name of the share certificate	568	568	0
3	Change of Address /Updation of bank mandates / ECS /Updation of signature	1184	1184	0
4	Conversion into Remat & Demat /Split	855	855	0
5	Issuance of Duplicate Share Certificates	253	253	0
6	Revalidation Dividend Warrants	632	632	0
7	Clarification on shares/ transfers /Stop Transfers	1234	1234	0
8	Non-receipt of shares /new face value shares	881	881	0
9	Registration of Power of Attorney	13	13	0
10	Non-receipt of Dividend	1044	1044	0
11	Non-receipt of Annual Reports	628	628	0
12	Inclusion /Updation of Nominee Shareholder	8	8 0
13	Communication to be in physical mode	74	74	0
14	Misc. requests /grievances	98	98	0
15	Complaints received through Stock Exchanges, SEBI and Ministry of Corporate Affairs
	(a) Non receipt of shares	24	24	0
	(b) Non receipt of dividends	7	7	0
	(c) Non receipt of redemption payments	1	1	0
	(d) Miscellanous	22	22	0

	Total	7857	7857	0

Share Transfer Committee

In addition to the Stakeholders’ Relationship Committee, the Board has constituted another committee referred as the Share & Debenture Transfer Committee comprising of members from the senior management to approve the transfer of equity shares of the Company. The members of the Share Transfer Committee are Mr. G.R. Arun Kumar, Deputy CFO; Mr. Rajiv Choubey, Company Secretary & VP Legal and Ms. Pooja Yadava, GM Legal. There were 20 meetings held during the year ended March 31, 2016. The number of pending share transfers as on March 31, 2016 is Nil.

Committee of Director for Issuance of Share Certificate

On April 28, 2016, the Board has constituted a Committee of Directors for Issuance of Share Certificates comprising of Mr. Tarun Jain, Whole-Time Director, Mr. Thomas Albanese, Whole-Time Director & CEO and Mr. DD Jalan, Whole-Time Director & CFO to periodically approve issuance of duplicate certificates and new certificates on account of split, consolidation, renewal, de-mat, re-mat of shares, debenture, and other securities issued by the Company from time to time.

4.	Corporate Social Responsibility Committee

The Company’s Corporate Social Responsibility (CSR) Committee comprises of five (5) members including three (3) Independent Directors and two (2) Executive Directors. The broad terms of reference of the CSR Committee are as follows:

•	To formulate and recommend to the Board the CSR Policy and activities to be undertaken by the Company in this regard and to monitor the same from time to time;

•	Recommending the amount of expenditure to be incurred on CSR activities of the Company;

•	Reviewing the performance of the Company in the area of CSR;

•	Guidance on the impact of business activities on environment and society; and

•	Monitoring the implementation of the CSR projects or activities undertaken by the Company.

Meeting, Attendance and Composition

During the Financial Year ended March 31, 2016, the Committee met two times (2) i.e. on April 28, 2015 and January 27, 2016. The composition and attendance of members at the meetings held during FY 2015-16 are given in Table – 7.

Vedanta Limited Annual Report 2015-16

STATUTORY REPORTS

REPORT ON

CORPORATE GOVERNANCE

TABLE – 7 Details of Corporate Social Responsibility Committee

Name of the Member	Category	No. of Meetings held during his/her tenure and attended
		Held	Attended
Naresh Chandra (Chairman)	Independent Director	2	2
Ravi Kant	Independent Director	2	1
Ms. Anuradha Dutt*	Independent Director	1	0
Thomas Albanese	Whole-Time Director & CEO	2	1
Tarun Jain	Whole-Time Director	2	1

*	Appointed as member of committee w.e.f. May 28, 2015.

5.	Risk Management Committee

The Board had constituted the Risk Management Committee to periodically review the risk matrix and ensure that the executive management controls risk through properly defined framework. The constitution of the Committee is in compliance with Regulation 21 of the SEBI Listing Regulation. The Committee comprises of four (4) members including three (3) Executive Directors and one (1) member from the Senior Management/ Executive Committee (EXCO). The meetings of the Risk Management Committee are chaired by the Director as specified in Regulation 21 of SEBI Listing Regulations.

Scope and Responsibility

•	To review the Risk Management Policy and associated frameworks, processes and practices of the Company and to recommend to the Audit Committee/ Board for approval/ changes;

•	To ensure that the Company takes appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities;

•	To evaluate significant risk exposures of the Company and assess management’s action to mitigate exposures in a timely manner;

•	To assess risk on ongoing basis and minimising the procedures; and

•	To make a comprehensive reporting system;
6.	Committee of Directors

In addition to the above committees, the Board has also constituted a functional committee known as the ‘Committee of Directors’ to cater to various day-to-day requirements and to facilitate seamless operations of the Company. The Committee of Directors comprises of the four (4) Executive Directors and meets as and when required. During the year under review, the Committee met nine (9) times.

Executive Committee (EXCO)

Further, to ensure periodical review of the various business divisions and key subsidiaries of the Company, the Group has constituted an Executive Committee headed by the Executive Chairman of the Company. The members of the EXCO are Group CEO, Group CFO, Director-Finance, CEO-Diversified Metals, President- Global Zinc Business, CEO of the Business (Copper, Aluminium, Power, Iron-Ore) and CEO of Key Subsidiaries (CEO-HZL, CEO- Cairn, Group General Counsel, Head of HR, Corporate Communications & Sustainability. The CFOs/Deputy CFOs of respective businesses and subsidiaries and other invitees are also invited to EXCO. The EXCO meets every month, chaired by Group CEO.

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General Meetings

The location, date and time of the Annual General Meetings held during the last three years and special resolutions passed thereat are given in Table - 8

TABLE - 8 Last Three Annual General Meetings:

Year	Location	Date & Time	Special Resolutions passed
2012-13	Hotel Mandovi, Panaji Goa.	June 27, 2013 at 10.00 a.m.	None
2013-14	Main Hall of Institute Menezes Braganza, Panaji, Goa.	July 11, 2014 at 11.00 a.m.

•       Re-appoint Mr. M.S. Mehta as Whole-Time Director designated as Chief Executive Officer for the period January 1, 2014 to March 31, 2014

•       Appoint Mr. Thomas Albanese as Whole-Time Director, designated as Chief Executive Officer for the period April 1, 2014 to March 31, 2017

•       Appoint Mr. Tarun Jain as Whole-Time Director for the period April 1, 2014 to March 31, 2018

•       Appoint Mr. Dindayal Jalan as Whole- Time Director designated as Chief Financial Officer for the period April 1, 2014 to September 30, 2014

•       Payment of commission to Independent / Non-Executive Directors of the Company

•       Payment of commission to Independent / Non-Executive Directors of the Company and erstwhile Sterlite Industries (India) Limited

2014-15	Panjim Community Centre Near Four Pillars, Mala, Panaji, Goa	July 11, 2015 at 11.00 a.m.	To approve offer or invitation for subscription of Non -Convertible Debentures or other Debt Securities on Private Placement basis.

Postal Ballot

During the year, the shareholders passed the resolution for shifting of the Registered Office from the State of Goa to the State of Maharashtra by way of Postal Ballot. The Notice dated May 28, 2015 was sent to the members of the Company and the last date for receipt of postal ballot forms & e-voting was Monday, July 6, 2015 and the results were declared on Tuesday, July 7, 2015 at the Registered Office and Corporate Office of the Company. The Postal Ballot Forms, received within Thirty (30) days of despatch, were considered by the Scrutinizer. Advocate R. G. Ramani from Panaji, Goa was appointed as the Scrutinizer, to conduct the postal ballot voting process in a fair and transparent manner. The postal ballot notice and the results were made available on the Company’s website www.vedantalimited.com and the Registrar & Transfer Agents, M/s Karvy Computershare, website https://evoting.karvy.com. According to the Scrutinizer’s report, the Resolutions were passed by the requisite majority. The details of voting results are given in Table - 9.

TABLE - 9 Details of the voting results:

Description of Resolution	No of Votes Cast			No. of Total Valid Postal Ballot Forms/ e-votes received
	For	Against	Invalid
shifting of registered office from State of Goa to State of Maharashtra	2305303798 (99.96%)	51172 (0.00%)	975716 (0.04%)	2306330686 (100%)

Proposal for Postal Ballot:

The Company proposes to seek shareholders consent by way of Postal Ballot for increase in limits under Section 186 of the Companies Act, 2013 for Inter-Corporate Loans, Investments and Guarantees and security in connection with loan(s) from   60,000 Crore to 80,000 Crore. The Notice alongwith the explanatory statement shall be despatched to the shareholders. The Company shall comply with all requirements/regulations as per Companies Act, 2013 read with Rule 22 of the Companies (Management and Administration) Rules, 2014 and Regulation 44 of SEBI Listing Regulations.

Means of Communication

One of the most important components of Corporate Governance is to communicate with the shareholders through effective means. Being a responsible corporate citizen, the Company supports the ‘Green Initiative’ undertaken by the Ministry of Corporate Affairs, Government of India, the Company, sends Annual Reports, Intimation for dividend payment, Notices related to General Meetings and Postal Ballot by email to those shareholders whose email ids are registered with the Company. They are also sent in hard copies to those shareholders whose email ids are not registered.

157

Vedanta Limited Annual Report 2015-16

STATUTORY REPORTS

REPORT ON

CORPORATE GOVERNANCE

The financial results are published in the leading dailies ‘Economic Times’ (English Daily all editions) and Gomantak (vernacular language newspaper) and are also posted on the website for the information of shareholders’/Investors’. The Company organizes an earnings call with the analysts and investors on the day of announcement of results.

Up-to-date financial results, annual reports, shareholding patterns, official news releases, financial analysis reports, schedule of analyst meet and other general information about the Company are available on the Company’s website www.vedantalimited.com.

Additional Shareholders’ Information Annual General Meeting

Date: Wednesday, June 29, 2016

Time: 11.00 a.m. IST

Venue: Main Hall of Institute Menezes Braganza, Panaji,

Goa - 403001, India

Financial Calendar for the year April 1, 2016 to March 31, 2017

For the year ended 31 March	2015-16	2016-17 (Tentative)
Financial results for Q.E. June	July 29, 2015	End July 2016
Financial results for Q.E. September	October 27, 2015	End October 2016
Financial results for Q.E. December	January 28, 2016	End January 2017
Financial results for Q.E. March	April 28, 2016	End April 2017

(Q.E – Quarter Ended)

Dividend

The Board of Directors at its meeting held on October 27, 2015 approved an Interim Dividend of 3.50 per share (350%) on equity share of 1/- each. The Company had fixed Monday, November 2, 2015 as the record date which was paid before the due date. The Board of Directors have not recommended any final dividend.

Book Closure

The dates of book closure are Saturday, June 25, 2016 to Tuesday, June 28, 2016 (both days inclusive).

Listing on Stock Exchanges

As on March 31, 2016, the equity shares of the Company are listed on following stock exchanges:

Name of the Stock Exchange	Address	Scrip Code	ISIN code
BSE Limited (BSE)	Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai-400 001	500295	INE205A01025
National Stock Exchange, of India Limited (NSE)	Exchange Plaza, Plot No. C/1, G-Block, Bandra Kurla Complex, Bandra(East), Mumbai-400 051	VEDL
New York Stock Exchange (NYSE) for American Depository Shares (ADS)		VEDL	CUSIP 92242Y100

Notes:

1.	The Non-Convertible Debentures of the Company are listed on the BSE Limited (BSE).
2.	The listing fees for the equity shares (BSE and NSE) and Non-Convertible Debenture (BSE) have been paid for the Financial year 2017.
3.	Listing fees for ADS will be paid by the Company for the year 2015-16 on receipt of the invoice.

Market Price Data

High, Low (based on the closing prices) during each month of the year 2015-16 on the National Stock Exchange of India Limited (NSE), BSE Limited (BSE) and the New York Stock Exchange, US (NYSE) is given below:

	BSE		NSE		NYSE
Month	High Price	Low Price	High Price	Low Price	High Price	Low Price
	(INR)	(INR)	(INR)	(INR)	(USD)	(USD)
Apr-15	216.85	187.40	217.00	187.20	13.57	12.31
May-15	233.45	191.00	233.40	190.50	14.43	11.65
Jun-15	201.40	169.75	201.65	169.50	12.66	10.63
Jul-15	177.45	126.60	177.50	126.30	11.01	7.80
Aug-15	131.50	76.70	131.40	76.70	8.31	4.59
Sep-15	102.50	83.60	102.50	83.35	6.60	5.11
Oct-15	115.90	82.80	119.10	82.65	7.06	4.89
Nov-15	100.90	85.90	100.90	85.80	6.32	5.18
Dec-15	96.15	81.30	96.40	81.25	5.91	4.77
Jan-16	93.90	62.15	93.90	62.00	5.70	3.65
Feb-16	77.70	58.10	77.70	58.15	4.40	3.52
Mar-16	98.15	70.60	98.20	70.60	5.72	4.34

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Performance of the share price of the Company:

CHART A Company’s Share Performance versus BSE Sensex and BSE Metal Index (%)

CHART B Company’s Share Performance versus CNX NIFTY (%)

Share Transfer System

The Board has authorised Registrar and Share Transfer Agents for processing of share transfers, which are approved by the Company’s Share & Debenture Transfer Committee. This Committee meets as and when required for approving the share transfers except those rejected on technical grounds.

Pursuant to Regulation 40(9) of the SEBI Listing Regulation, certificate has been issued by a Company Secretary-in-Practice for due compliance of share transfer formalities by the Company. Also, pursuant to Regulation 55A of SEBI (Depositories and Participants) Regulations, 1996, certification is done by a Company Secretary-in-Practice regarding timely dematerialisation of the shares of the Company.

Distribution of shareholding

Shareholding according to shareholders class as on March 31, 2016

Shareholding of Nominal value of 1/-	No. of share-holders	% of Total share-holders	Number of shares held	Shareholding (%)
1 – 5000	411266	98.32	120878207	4.08
5001 – 10000	4087	0.98	29779734	1.00
10001 – 20000	1589	0.38	22187581	0.75
20001 – 30000	387	0.09	9461396	0.32
30001 – 40000	214	0.05	7392562	0.25
40001 – 50000	96	0.02	4336761	0.15
50001 – 100000	197	0.05	14283305	0.48
100001 & Above	481	0.11	2756374693	92.97
Total	418317	100.00	2964694239	100.00

Vedanta Limited Annual Report 2015-16

STATUTORY REPORTS

REPORT ON

CORPORATE GOVERNANCE

Shareholding according to ownership

Sr. No.	Category	March 31, 2016
		No. of shares held	Percentage of shareholding
		Face value 1/-
(a)	Promoter’s holding
	Indian promoters	510736	0.02
	Foreign promoters (excluding ADR)	1764165424	59.51
(b)	Public Shareholding
	Banks, Mutual funds, Financial Institutions, Insurance Companies (Central/State Govt. Institutions/ Non-Govt. Institutions)	266200207	8.98
	FIIs /Foreign Corporate Bodies	370302679	12.49
	Private Corporate Bodies	73477308	2.48
	Indian Public	194737439	6.57
	NRIs	5873757	0.20
	Trust	44601923	1.50
	H U F	6964899	0.23
	Clearing Members	5765942	0.19
	Foreign Bodies-DR	3903905	0.13
	Foreign Nationals	5400	0.00
(c )	American Depository Receipts	228184620	7.70
	Grand Total	2964694239	100.00

Top Ten Shareholders (including holding of less than 1% of the Capital) as on March 31, 2016

Name of Shareholder	No. of Shares held	Shareholding (%)
Twin Star Holdings Limited *	1280084749	43.18
Finsider International Company Limited	401496480	13.54
Citibank N.a. New York, Nyadr Department	228184620	7.70
Franklin Templeton Investment Funds	68706539	2.32
Life Insurance Corporation Of India	64945699	2.19
Westglobe Limited	44343139	1.50
Bhadram Janhit Shalika	42608460	1.44
Welter Trading Limited	38241056	1.29
Stichting Depositary Apg Emerging Markets Equity Pool	31358917	1.06
Life Insurance Corporation Of India P & Gs Fund	24553855	0.83

*	in addition, Twin Star Holdings Limited holds 24,823,177 American Depository shares (ADS) representing 99,292,708 equity shares of 1/- each wherein Citibank NA, New York is the depository for all ADS

Commodity price risk or foreign exchange risk and

hedging activities

Fluctuation in commodity prices (including oil)

Impact - Prices and demand for the Group’s products are expected to remain volatile / uncertain and strongly influenced by global economic conditions. Volatility in commodity prices and demand may adversely affect our earnings, cash flow and reserves.

Mitigation: Our Group has a well-diversified portfolio, which acts as a hedge against fluctuations in commodities and delivers cash flows through the cycle. We consider exposure to commodity price fluctuations to be an integral part of our

Group’s business and its usual policy is to sell its products at prevailing market prices, and not to enter into price hedging arrangements other than for businesses of custom smelting and purchased Alumina, where back-to-back hedging is used to mitigate pricing risks. In exceptional circumstances, we may enter into strategic hedging but only with prior approval of the Executive Committee. The Group monitors the commodity markets closely to determine the effect of price fluctuations on earnings, capital expenditure and cash flows. The CFO Committee reviews all commodity-related risks and suggests necessary course of action as needed by business divisions. Our focus is on cost control and cost reduction.

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Currency exchange rate fluctuations

Impact: Our assets, earnings and cash flows are influenced by a variety of currencies due to the diversity of the countries in which we operate. Fluctuations in exchange rates of those currencies may have an impact on our financials. Although the majority of the Group’s revenue is tied to commodity prices that are typically priced by reference to the US dollar, a significant part of its expenses are incurred and paid in local currency. Moreover, the Group borrowings are significantly denominated in US dollars, while a large percentage of cash and liquid investments are held in other currencies, mainly in the Indian rupee. Any material fluctuations of these currencies against the US dollar could result in lower profitability or in higher cash outflows towards debt obligations.

Mitigation: We do not speculate in forex. We have developed robust controls in forex management to hedge currency risk liabilities on a back-to-back basis. The CFO Committee reviews our forex-related matters periodically and suggests necessary courses of action as may be needed by businesses from time to time, and within the overall framework of our forex policy. We, together with our business divisions, monitors regulatory and political developments on continuous basis. Our focus has been on communicating responsible mining credentials through representations of two Government and industry associations. We continue to demonstrate the Group’s commitment to sustainability through actively engaging with proactive environmental, safety and we seek to mitigate the impact of short-term movements in currency on businesses, by hedging short-term exposures progressively based on their maturity. However, large or prolonged movements in exchange rates may have a material adverse effect on the Group’s businesses, operating results, financial condition and/ or prospects.

De-materialisation of shares

Equity shares of the Company are traded only in dematerialised form w.e.f. May 31, 1999 as per notification issued by the Securities and Exchange Board of India (SEBI). 97.86% of the equity shares of the Company have been dematerialised as on March 31, 2016.

Outstanding GDRs/ADRs/Warrants/Options

In June 2007 and July 2009, Vedanta Limited [erstwhile Sterlite Industries (India) Ltd.] issued 150,000,000 and 131,906,011 American Depository Shares (ADS), which are listed and traded on the New York Stock Exchange (NYSE). Pursuant to the Scheme of Amalgamation and Arrangement, American Depository Shares were listed with NYSE of which 228,184,620 representing ADS were outstanding as on March 31, 2016. As of the year end, there were eight (8) registered holders of the ADS’s. Citibank N.A., New York acts as the Depository for the ADS / ADR issued by the Company.

Unclaimed Shares

Pursuant to the SEBI Circular and Regulation 39 of the SEBI Listing Regulations, regarding the procedure to be adopted for unclaimed shares issued in physical form in public issue or otherwise, the Company has a separate demat account in the title of ‘Vedanta Limited – Unclaimed Suspense Account with M/s Karvy Stock Broking Limited.

Description	No. of shareholders	No. of Equity shares of 1 each
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the beginning of the year;	1,062	14,20,197
Number of shareholders who approached issuer for transfer of shares from suspense account during the year;	10	41,448
Number of shareholders to whom shares were transferred from suspense account during the year;	10	41,448
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the end of the year. The voting rights on these shares shall remain frozen till the rightful owner of such shares claims the shares.	1052	13,78,749

Non-Convertible Debentures

The following Secured Redeemable Non-Convertible Debentures (NCDs) are listed with the BSE Limited and ISIN number with National Securities Depositories Limited:

Sr. no.	Description	Date of allotment	No. of NCDs	Face value	ISIN no
1	9.40% Private Placement of Secured Redeemable Non-Convertible Debentures	October 25, 2012	5,000	10 Lakh each	INE268A07103
2	9.40% Private Placement of Secured Redeemable Non-Convertible Debentures	November 27, 2012	5,000	10 Lakh each	INE268A07111
3	9.24% Private Placement of Secured Redeemable Non-Convertible Debentures	December 6, 2012	5,000	10 Lakh each	INE268A07129

Vedanta Limited Annual Report 2015-16

STATUTORY REPORTS

REPORT ON

CORPORATE GOVERNANCE

Sr. no.	Description	Date of allotment	No. of NCDs	Face value	ISIN no
4	9.24% Private Placement of Secured Redeemable Non-Convertible Debentures	December 20, 2012	5,000	10 Lakh each	INE268A07137
5	9.10 % Private Placement of Secured Redeemable Non- Convertible Debentures	April 5, 2013	25,000	10 Lakh each	INE268A07145
6	9.17 % Private Placement of Secured Redeemable Non- Convertible Debentures	July 4, 2013	7,500	10 Lakh each	INE268A07152
7	9.17 % Private Placement of Secured Redeemable Non- Convertible Debentures	July 5, 2013	4,500	10 Lakh each	INE268A07160
8	9.36% Private Placement of Secured Redeemable Non- Convertible Debentures	October 30, 2014	9,750	10 Lakh each	INE205A07014
9	9.36% Private Placement of Secured Redeemable Non- Convertible Debentures	October 30, 2014	5,250	10 Lakh each	INE205A07022
10	9.70% Private Placement of Secured Redeemable Non-Convertible Debentures (Previous 9.45% coupon rate. This coupon rate was stepped up on January 27, 2016 subsequent to change in the CREDIT rating)	August 17, 2015	20,000	10 Lakh each	INE205A07030

Debenture Trustees	Registrar & Transfer Agent
Axis Trustee Services Limited 2nd Floor, Wadia International Centre, Pandurang Budhkar Marg Worli, Mumbai – 400 025	Karvy Computershare Private Limited Karvy Selenium Tower B, Plot 31-32, Gachibowli Financial District, Nanakramguda Hyderabad – 500 032

Secretarial Audit

For the Financial Year 2015-16, Secretarial Audit was carried out by P.I. & Associates, Practicing Company Secretary. The report of said Secretarial Audit forms a part of this annual report.

Plant Locations

Division	Location
Copper Anodes (Smelter), Refinery, Continuous Cast Copper Rods	SIPCOT Industrial Complex, Madurai By-pass Road, T.V. Puram PO, Tuticorin – 628 002 Tamil Nadu, India
Copper Cathodes (Refinery) and Continuous Cast Copper Rods	1/1/2 Chinchpada, Silvassa – 396 230 Union Territory of Dadra and Nagar Haveli, India
Continuous Cast Copper Rods	209-B, Piparia Industrial Estate, Piparia, Silvassa – 396 230, Union Territory of Dadra and Nagar Haveli, India
Iron Ore – Mining	• •	Codli, Sanguem Goa – 403727, India Madakeritura and other villages in Holakere and Chitradurga district, Karnataka.
Pig Iron & Metallurgical Coke (Met Coke)	• •	Navelim, Sankhalim, Bicholim, Goa, Pin – 403 505, India Amona, PO Marcel, Bicholim, Goa, Pin – 403 107, India
Aluminium Smelters	•	PMO Office, Bhurkahamuda, PO-Sripura, Dist – Jharusuga, Odisha, Pin – 768 202, India
Alumina Refinery	•	Alumina Refinery Project, At / PO – Lanjigarh, Via – Viswanathpur, Kalahandi, Lanjigarh, Odisha, Pin – 766 027, India
Aluminium	•	Mettur Dam R.S. – 636 402, Salem District, Tamil Nadu, India
Power	•	Bhurkahamunda, PO – Sripura, Dist – Jharsuguda Odisha, Pin - 768202, India
	•	Power Plant 1, Plot s/4 No 44/4 & 44/5, Amona Village, Navellim, Bicholim, Goa, Pin – 403 107, India
	•	SIPCOT Industrial Complex, Tuticorin, Tamil Nadu, Pin – 628 002, India
	•	Lanjigarh, Viswanathpur, Kalahandi, Odisha, Pin – 766 027, India
Paper	•	GIDC Doswada, Taluka Songadh, Dist Tapi, Gujarat, Pin-394 365, India

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Contact Information

Company’s Registered Office Address

Vedanta Limited (earlier known as Sesa Sterlite Limited)

Sesa Ghor, 20 EDC Complex,

Patto, Panaji, Goa 403001, India

Tel : 0832 2460601 / Fax : 0832 2460721

Email id : comp.sect@vedanta.co.in

Website: www.vedantalimited.com

CIN : L13209GA1965PLC000044

Registrar and Transfer Agent

Karvy Computershare Private Limited

Karvy Selenium Tower B,

Plot 31-32, Gachibowli Financial District,

Nanakramguda

Hyderabad – 500 032

Tel: +91 40 6716 2222

Fax: +91 40 2300 1153

Email: einward.ris@karvy.com

Compliance Officer Mr. Rajiv Choubey Company Secretary & VP-Legal Tel : +91 0124 - 4593 000 email : comp.sect@vedanta.co.in	Investor Relations Ashwin Bajaj Director Tel : +91 022 6646 1000 email : ir@vedanta.co.in

Corporate Communications Ms. Roma Balwani President Tel : +91 022 6646 1000 email : gc@vedanta.co.in	Retail Shareholders Mr. Rajiv Choubey Company Secretary & VP-Legal Tel : +91 0124 – 4593 000 email : comp.sect@vedanta.co.in

Disclosures

Subsidiary Companies

As per clause (c) of sub-regulation (1) of regulation 16 of SEBI Listing Regulations” material subsidiary” shall mean a subsidiary, whose income or net worth exceeds twenty percent of the consolidated income or net worth respectively, of the listed entity and its subsidiaries in the immediately preceding accounting year.

A policy on Material Subsidiary has been approved by the Board of the Company and the same has been uploaded on the website of the Company and can be accessed at http://www.vedantalimited.com/media/85871/policy_for_ determing_material_subsidiaries_revised.pdf

As on March 31, 2016, there is no material unlisted subsidiary of the Company.

The subsidiary companies are managed by their separate Board of Directors, who are empowered to exercise all the duties and rights for efficient monitoring and management of the companies. The Company overseas and monitors the performance of subsidiary companies by following means:

i.	The Audit Committee reviews the financial statements and, in particular the investments made by the subsidiary companies.

ii.	The minutes of the Board Meeting of the subsidiary companies are placed before the Board of Directors of the Company for their review.
iii.	A statement of all significant transactions of the subsidiary companies is placed before the Board of Directors of the Company for its review.

Materially Significant Related Party Transactions

As per Section 188 of The Companies Act 2013 and Regulation 23 of SEBI Listing Regulations, all the Related Party transactions were at arm’s length price and the same were duly approved by the Audit Committee.

Sub-regulation (1) of Regulation 23 of SEBI Listing Regulations explains that “A transaction with a related party shall be considered material if the transaction(s) to be entered into individually or taken together with previous transactions during a financial year, exceeds ten percent of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity. “

Proper disclosures of the Key Managerial Personnel (KMP) relating to material financial and commercial transactions, where they and/or their relatives, have personal interest, were given to the Board of the Company.

A policy on Related Party Transactions has been approved by the Board of the Company and the same has been uploaded on the website of the Company and can be accessed at http://www.vedantalimited.com/media/77183/vedl_rpt_ policy.pdf

Vedanta Limited Annual Report 2015-16

STATUTORY REPORTS

REPORT ON

CORPORATE GOVERNANCE

A comprehensive list of related party transactions as required under Accounting Standards (AS) 18 issued by Institute of Chartered Accountants of India (ICAI), forms part of Note no. 49 of the Financial Statements in the Annual Report.

Non- compliance by the Company, penalties, strictures imposed by Stock Exchange or SEBI or any statutory authority on any matter related to capital markets during the last three years

There has been no non-compliance by the Company or penalty, strictures imposed by Stock Exchange or SEBI or any statutory authority on any matter related to capital markets during the last three years.

Vigil Mechanism / Whistle Blower Policy

The Audit Committee of the Company have formulated certain procedures to govern the receipt, retention, and treatment of complaints regarding the Company’s accounting, internal accounting controls or auditing matters, and to protect the confidential, anonymous reporting of director(s) or employee(s) or any other person regarding questionable accounting or auditing matters.

Whistle Blower Policy forms part of the Code of Business Conduct and Ethics and the same has been uploaded on the website of the Company and can be accessed at: http://www.vedantalimited.com/media/85907/coc_final_ 2015.07.29.pdf

During the year, the concerns reported under this mechanism have been scrutinised and appropriate actions undertaken. It is also affirmed that no personnel has been denied access to the Audit Committee.

Discretionary Requirements as per Part E of Schedule II under Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements)

Regulations, 2015

The Board

The Board of the Company is chaired by an Executive Director who maintains the Chairman’s office at the Company’s expense.

Shareholder Rights

As per the requirements, a half-yearly declaration of financial performance including summary of the significant events in last six-months, was sent to those shareholders whose email ids were registered.

Modified opinion(s) in audit report

There was no qualification by the auditors on the financial statements of the Company.

Separate posts of Chairperson and Chief Executive Officer

The office of Chairman and Chief Executive officer of the Company are held by different individuals.

Reporting of internal auditor

As per the requirements, the internal auditor may report directly to the Audit Committee. The same is reported by briefing the Audit Committee through discussion and presentation of the observations, review, comments and recommendations etc. in the Internal Audit presentation by the Internal Auditor of the Company.

The Company has made all disclosures regarding compliance with corporate governance requirements specified in regulation 17 to 27 and clauses (b) to (i) of sub-regulation (2) of regulation 46 of SEBI Listing Regulations, in the section on corporate governance of the annual report.

Annexure I

Declaration by Chief Executive Officer on Code of Business Conduct and Ethics of the Company

As Chief Executive Officer of Vedanta Limited and as required under the provisions of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, I, Thomas Albanese, hereby declare that all the members of Board of Directors and senior management personnel have affirmed compliance with the Code of Business Conduct and Ethics of the Company for FY 2015-16.

For Vedanta Limited
Thomas Albanese Whole-Time Director & Chief Executive Officer

Place: Gurgaon Date: April 20, 2016	DIN:06853915

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS

CERTIFICATION

Annexure II

We, Thomas Albanese, Chief Executive Officer and D.D. Jalan, Chief Financial Officer, certify that:

A.	We have reviewed financial statements and the cash flow statement for the year and that to the best of our knowledge and belief:

(1)	These statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

(2)	These statements together present a true and fair view of the Company’s affairs and are in compliance with existing accounting standards, applicable laws and regulations.

B.	There are, to the best of our knowledge and belief, no transactions entered into by the Company during the year, which are fraudulent, illegal or violative of the Company’s code of conduct.

C.	We accept responsibility for establishing and maintaining internal controls for financial reporting. We have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting and we have not noticed any deficiency in the design of operation of such internal controls, or of which we are aware that needs to be rectified, or informed to the auditors and the Audit Committee.

D.	During the year it was disclosed to the Auditors and the Audit Committee that:

(1)	There were no significant changes in internal control over financial reporting;

(2)	No significant changes in accounting policies were made during the year that require disclosure in the notes to the financial statements; and

(3)	No instances of significant fraud and the involvement therein, if any, of the management or an employee having a significant role in the Company’s internal control system over financial reporting, has come to our notice.

Thomas Albanese	DD Jalan
Whole-Time Director & Chief Executive Officer	Whole-Time Director & Chief Financial Officer
DIN: 06853915	DIN: 00006882

Place: Gurgaon

Date: April 28, 2016

Vedanta Limited Annual Report 2015-16

INDEPENDENT

AUDITORS’ CERTIFICATE

TO

THE MEMBERS OF VEDANTA LIMITED

(FORMERLY SESA STERLITE LIMITED)

1.	We have examined the compliance of conditions of Corporate Governance by Vedanta Limited (formerly Sesa Sterlite Limited) (“the Company”), for the year ended on March 31, 2016, as stipulated in:

•	Clause 49 (excluding clause 49(VII) (E)) of the Listing Agreements of the Company with stock exchange(s) for the period from April 01, 2015 to November 30, 2015.

•	Clause 49(VII) (E) of the Listing Agreements of the Company with the stock exchange(s) for the period from April 01, 2015 to September 01, 2015.

•	Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the Listing Regulations) for the period from September 02, 2015 to March 31, 2016 and

•	Regulations 17 to 27 (excluding Regulation 23(4)) and clauses (b) to (i) of Regulation 46(2) and para C, D and E of Schedule V of the Listing Regulations for the period from December 01, 2015 to March 31, 2016.

2.	The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination was limited to the procedures and implementation thereof, adopted by the Company for ensuring compliance with the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

3.	We have examined the relevant records of the Company in accordance with the Generally Accepted Auditing Standards in India, to the extent relevant, and as per the Guidance Note on Certification of Corporate Governance issued by the Institute of the Chartered Accountants of India.

4.	In our opinion and to the best of our information and according to our examination of the relevant records and the explanations given to us and the representations made by the Directors and the Management, we certify that the Company has complied in all material respects, with the conditions of Corporate Governance as stipulated in Clause 49 of the Listing Agreement and Regulation 17 to 27 and clauses (b) to (i) of Regulation 46(2) and paragraph C, D and E of Schedule V of the Listing Regulations for the respective periods of applicability as specified under paragraph 1 above.

5.	We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For Deloitte Haskins & Sells LLP

Chartered Accountants

(Firm Registration No. 117366W / W-100018)

Jitendra Agarwal
Place: Gurgaon	Partner
Date: April 28, 2016	Membership No. 87104

166

FINANCIAL

STATEMENTS

STANDALONE

Independent Auditors’ Report	168
Balance Sheet	174
Statement of Profit and Loss	175
Cash Flow Statement	176
Notes	178

CONSOLIDATED

Independent Auditors’ Report	224
Balance Sheet	228
Statement of Profit and Loss	229
Cash Flow Statement	230
Notes	232
Salient features of Financial Statement of Subsidiaries/Associated/Joint Ventures	294

Turbine at Jharsuguda Power Plant

Vedanta Limited Annual Report 2015-16

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF

VEDANTA LIMITED

(formerly known as Sesa Sterlite Limited)

Report on the Standalone Financial Statements

We have audited the accompanying standalone financial statements of VEDANTA LIMITED (formerly known as Sesa Sterlite Limited) (“the Company”), which comprise the Balance Sheet as at March 31, 2016, the Statement of Profit and Loss and the Cash Flow Statement for the year then ended, and a summary of the significant accounting policies and other explanatory information.

Management’s Responsibility for the Standalone Financial Statements

The Company’s Board of Directors is responsible for the matters stated in Section 134(5) of the Companies Act, 2013 (“the Act”) with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the accounting principles generally accepted in India, including the Accounting Standards prescribed under section 133 of the Act, as applicable.

This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these standalone financial statements based on our audit.

We have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder and the Order under section 143 (11) of the Act.

We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company’s preparation of the financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company’s Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2016, and its profit and its cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1.	As required by Section 143 (3) of the Act, we report that:

a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

b)	In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.

c)	The Balance Sheet, the Statement of Profit and Loss, and the Cash Flow Statement dealt with by this Report are in agreement with the books of account.

d)	In our opinion, the aforesaid standalone financial statements comply with the Accounting Standards prescribed under section 133 of the Act, as applicable.

e)	On the basis of the written representations received from the directors as on March 31, 2016 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2016 from being appointed as a director in terms of Section 164 (2) of the Act.

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Standalone

f)	With respect to the adequacy of the internal financial controls over financial reporting of the Company and the operating effectiveness of such controls, refer to our separate Report in “Annexure A”. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the Company’s internal financial controls over financial reporting.

g)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:

i.	The Company has disclosed the impact of pending litigations on its financial position in its financial statements – Refer Notes 47A(a), (b), (d); 47C and 47D to the financial statements;

ii.	The Company did not have any long-term contracts including derivative contracts for which there were any material foreseeable losses;
iii.	There has been no delay in transferring amounts required to be transferred to the Investor Education and Protection Fund by the Company, other than ` 0.38 Crore which is held in abeyance due to pending legal case.

2.	As required by the Companies (Auditor’s Report) Order, 2016 (“the Order”) issued by the Central Government in terms of Section 143(11) of the Act, we give in “Annexure B” a statement on the matters specified in paragraphs 3 and 4 of the Order.

For Deloitte Haskins & Sells LLP

Chartered Accountants

(Firm Registration No. 117366W / W-100018)

Jitendra Agarwal
Place: Gurgaon	Partner
Date: April 28, 2016	Membership No. 87104

169

Vedanta Limited Annual Report 2015-16

ANNEXURE “A” TO THE INDEPENDENT AUDITORS’ REPORT

(Referred to in paragraph 1(f) under ‘Report on Other Legal and Regulatory Requirements’ of our report of even date)

Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”)

We have audited the internal financial controls over financial reporting of VEDANTA LIMITED (formerly known as Sesa Sterlite Limited) (“the Company”) as of March 31, 2016 in conjunction with our audit of the standalone financial statements of the Company for the year ended on that date.

Management’s Responsibility for Internal Financial Controls

The Company’s management is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India. These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Company’s internal financial controls over financial reporting based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued by the Institute of Chartered Accountants of India and the Standards on Auditing prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal financial controls system over financial reporting.

Meaning of Internal Financial Controls Over Financial Reporting

A company’s internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls Over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2016, based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India.

For Deloitte Haskins & Sells LLP

Chartered Accountants

(Firm Registration No. 117366W / W-100018)

Jitendra Agarwal
Place: Gurgaon	Partner
Date: April 28, 2016	Membership No. 87104

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Standalone

ANNEXURE “B” TO THE INDEPENDENT AUDITORS’ REPORT

(Referred to in paragraph 2 under ‘Report on Other Legal and Regulatory Requirements’ section of our report of even date)

(i) (a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b)	The Company has a program of verification of fixed assets to cover all the items in a phased manner over a period of three years, which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain fixed assets were physically verified by the Management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

(c)	According to the information and explanations given to us and the records examined by us and based on the examination of the registered sale deed / transfer deed / conveyance deed and other relevant records evidencing title provided to us, we report that, the title deeds, comprising all the immovable properties of land and buildings which are freehold, are held in the name of the Company as at the balance sheet date, except the following:

Particulars of the land and building	Gross Block as at March 31, 2016 ( in Crore)	Net Block as at March 31, 2016 ( in Crore)	Remarks
Freehold land (194 cases) at various locations	433.65	433.65	The title deeds are in the names of erstwhile Companies that merged with the Company under Section 391 to 394 of the Companies Act, 1956 pursuant to Schemes of Amalgamation and Arrangement as approved by the Honorable High Courts.
Freehold land (166 cases) at various locations	547.33	547.33	The title deeds are in the erstwhile names of the Company which has since changed to Vedanta Limited.

Immovable properties of land and buildings whose title deeds have been pledged as security for loans, guarantees, etc., are held in the name of the Company based on the confirmations directly received by us from lenders / parties.

In respect of immovable properties of land and buildings that have been taken on lease and disclosed as fixed asset in the financial statements, the lease agreements are in the name of the Company, where the Company is the lessee in the agreement, except the following:

Particulars of the land and building	Net Block as at March 31, 2016 ( in Crore)	Remarks
Leasehold land (82 cases) at various locations	182.46	The title deeds are in the names of erstwhile Companies that merged with the Company under Section 391 to 394 of the Companies Act, 1956 pursuant to Schemes of Amalgamation and Arrangement as approved by the Honorable High Courts.
Leasehold land (4 cases) at various locations	2.65	The title deeds are in the erstwhile names of the Company which has since changed to Vedanta Limited.

(ii)	As explained to us, the inventories were physically verified during the year by the Management at reasonable intervals and no material discrepancies were noticed on physical verification.

(iii)	The Company has not granted any loans, secured or unsecured, to companies, firms, Limited Liability Partnerships or other parties covered in the register maintained under Section 189 of the Companies Act, 2013.

(iv)	In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Section 185 and 186 of the Companies Act, 2013 in respect of grant of loans, making investments and providing guarantees, as applicable. The Company has not granted any security in terms of Section 185 and 186 of the Companies Act, 2013.
(v)	According to the information and explanations given to us, the Company has not accepted any deposit from the public during the year. In respect of unclaimed deposits, the Company has complied with the provisions of Sections 73 to 76 or any other relevant provisions of the Companies Act, 2013 and the rules framed there under.

(vi)	The maintenance of cost records has been specified by the Central Government under section 148(1) of the Companies Act, 2013. We have broadly reviewed the cost records maintained by the Company pursuant to the Companies (Cost Records and Audit) Rules, 2014, as amended, prescribed by the Central Government under sub-section (1) of Section 148 of the Companies Act, 2013, and are of the opinion that, prima facie, the prescribed cost records have been made and maintained. We have, however, not made a detailed examination of the cost records with a view to determine whether they are accurate or complete.

171

Vedanta Limited Annual Report 2015-16

ANNEXURE “B” TO THE INDEPENDENT AUDITORS’ REPORT

(vii)	According to the information and explanations given to us, in respect of statutory dues:

(a)	The Company has generally been regular in depositing undisputed statutory dues, including provident fund, employees’ state insurance, income-tax, sales tax, service tax, customs duty, excise duty, value added tax, cess and any other material statutory dues with the appropriate authorities.

(b)	There were no undisputed amounts payable in respect of provident fund, employees’ state insurance, income-tax, sales tax, service tax, customs duty, excise duty, value added tax, cess and other material statutory dues in arrears as at March 31, 2016 for a period of more than six months from the date they became payable.

(c)	Details of dues of income-tax, sales tax, service tax, customs duty, excise duty and value added tax which have not been deposited as on March 31, 2016 on account of disputes are given below:

					( in Crore)
Name of the Statute	Nature of the dues	Forum where dispute is pending	Period to which the amount relates	Amount involved	Amount unpaid
Income Tax Act, 1961	Income Tax	High Court	Assessment year 2003-04, 2008-09 and 2010-11	888.05	859.55
		Income Tax Appellate Tribunal	Assessment year 2002-03 to 2008-09	42.96	42.96
		Commissioner of Income Tax (Appeals)	Assessment year 1990-91 to 2012-13, 2005-06 to 2007-08 and 2009-10 to 2011-12	910.13	673.37
		Commissioner of Income Tax	Assessment year 2007-08 to 2013-14	13.82	13.82
		Deputy Commissioner	Assessment year 2010-11	2.67	2.67
Finance Act, 1994	Service Tax	Custom Excise & Service Tax Appellate Tribunal	2007-08 to 2012-13	107.99	97.19
		Commissioner (Appeals)	2008-09, 2010-11 and 2012-13	2.50	2.50
		Superintendent of Central Excise	2013-14 and 2014-15	0.01	0.01
		Commissioner of Central Excise	2012-13	3.28	3.28
		Joint Commissioner	2010-11	0.06	0.06
		High Court	2006-07, 2007-08	0.31	0.31
Central Excise Act,	Excise Duty	High Court	1996-97	4.54	4.54
1944		Custom Excise & Service Tax Appellate Tribunal	1993-94,1997-98 to 2008-09, 2009 to 2013, 2014-15 and Sept, 2004 to February, 2010	319.46	309.90
		Commissioner (Appeals)	2012-13	0.55	0.55
		Commissioner of Central Excise	1998 to 2009 and 2013-14	133.40	133.40
Customs Act, 1962	Custom Duty	Supreme Court	1996-97	0.18	0.18
		High Court	2005-06 to 2006-07	27.35	27.35
		Custom Excise & Service Tax Appellate Tribunal	2004-05 to 2011-12, 2012-2013, 2013- 2014	78.11	65.47
		Director General of Foreign Trade	2004-05	0.81	0.81
		Commissioner (Appeals)	2004-05 to 2009-10 and 2007 to 2014	4.87	4.87

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Standalone

					( in Crore)
Name of the Statute	Nature of the dues	Forum where dispute is pending	Period to which the amount relates	Amount involved	Amount unpaid
Central Sales Tax,	Sales Tax	High Court	1998-99 to 2014-15	4.25	4.25
1956		VAT Tribunal	2008 to 2012	1.40	1.40
		Joint Commissioner	2010-11	14.50	14.50
		Additional commissioner of sales tax	2004 to 2006 & 2009-10	2.58	2.58
Value Added Tax	Value added Tax	High Court	2012-13 to 2015-16	181.31	181.31
Tamil Nadu Value Added Tax Act, 2006	Value added Tax	High Court	2008-09 to 2010-11	11.18	11.18
Total				2,756.27	2,458.01

(viii)	In our opinion and according to the information and explanations given to us, the Company has not defaulted in the repayment of loans or borrowings to financial institutions, government, banks and dues to debenture holders.

(ix)	In our opinion and according to the information and explanations given to us, the term loans have been applied by the Company during the year for the purposes for which they were raised, other than temporary deployment pending application of proceeds. The Company has not raised moneys by way of initial public offer or further public offer (including debt instruments).

(x)	To the best of our knowledge and according to the information and explanations given to us, no fraud by the Company and no material fraud on the Company by its officers or employees has been noticed or reported during the year.

(xi)	In our opinion and according to the information and explanations given to us, the Company has paid / provided managerial remuneration in accordance with the requisite approvals mandated by the provisions of section 197 read with Schedule V to the Companies Act, 2013.

(xii)	The Company is not a Nidhi Company and hence reporting under clause (xii) of the CARO 2016 Order is not applicable.

(xiii)	In our opinion and according to the information and explanations given to us the Company is in compliance with Section 188 and 177 of the
Companies Act, 2013, where applicable, for all transactions with the related parties and the details of related party transactions have been disclosed in the financial statements etc. as required by the applicable accounting standards.

(xiv)	During the year the Company has not made any preferential allotment or private placement of shares or fully or partly convertible debentures and hence reporting under clause (xiv) of CARO 2016 is not applicable to the Company.

(xv)	In our opinion and according to the information and explanations given to us, during the year the Company has not entered into any non-cash transactions with its directors or directors of its holding, subsidiary or associate company or persons connected with them and hence provisions of section 192 of the Companies Act, 2013 are not applicable.

(xvi)	The Company is not required to be registered under section 45-IA of the Reserve Bank of India Act, 1934.

For Deloitte Haskins & Sells LLP

Chartered Accountants

(Firm Registration No. 117366W / W-100018)

Jitendra Agarwal
Place: Gurgaon	Partner
Date: April 28, 2016	Membership No. 87104

173

Vedanta Limited Annual Report 2015-16

BALANCE SHEET

as at March 31, 2016

					( in Crore)
Particulars	Notes	As at March 31, 2016		As at March 31, 2015
Equity and Liabilities
Shareholders’ funds
(a) Share capital	3		296.50		296.50
(b) Reserves and surplus	4		43,612.06		33,761.37

			43,908.56		34,057.87
Non-current liabilities
(a) Long-term borrowings	5		23,316.42		21,770.63
(b) Deferred tax liabilities (net)	6		—		—
(c) Other long-term liabilities	7		1,197.53		202.59
(d) Long-term provisions	8		1.81		1.81

			24,515.76		21,975.03
Current liabilities
(a) Short-term borrowings	9		16,275.29		13,113.72
(b) Trade payables
(i) Total outstanding dues of Micro and Small enterprises	40	22.92		21.05
(ii) Total outstanding dues of creditors other than Micro and Small enterprises		3,398.27	3,421.19	2,857.76	2,878.81

(c) Other current liabilities	10		7,771.72		5,529.19
(d) Short-term provisions	11		86.71		979.78

			27,554.91		22,501.50

Total			95,979.23		78,534.40

Assets
Non-current assets
(a) Fixed assets	12
(i) Tangible assets			30,537.99		21,987.70
(ii) Intangible assets			141.06		138.16
(iii) Capital work-in-progress			13,567.15		17,422.16

			44,246.20		39,548.02
(b) Non-current investments	13		31,762.29		26,088.30
(c) Long-term loans and advances	14		3,421.28		3,319.22
(d) Other non-current assets	15		63.15		70.39

			79,492.92		69,025.93
Current assets
(a) Current investments	16		698.90		376.27
(b) Inventories	17		5,026.14		5,442.07
(c) Trade receivables	18		1,429.12		1,157.69
(d) Cash and cash equivalents	19		642.56		464.14
(e) Short-term loans and advances	20		8,201.61		1,719.51
(f) Other current assets	21		487.98		348.79

			16,486.31		9,508.47

Total			95,979.23		78,534.40

The accompanying notes are forming part of the financial statements.

In terms of our report attached	For and on behalf of Board of Directors

For Deloitte Haskins & Sells LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Whole-Time Director & Chief Executive Officer
DIN 00006303
DIN 06853915

Jitendra Agarwal	D. D. Jalan	Rajiv Choubey
Partner	Whole-Time Director &	Company Secretary
	Chief Financial Officer	ICSI Membership No. A13063
Place: Gurgaon	DIN 00006882
Date: April 28, 2016

174

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Standalone

STATEMENT OF PROFIT AND LOSS

for the year ended March 31,2016

			( in Crore)
Particulars	Notes	Year ended March 31, 2016	Year ended March 31, 2015
Gross revenue from operations		31,738.91	34,312.88
Less: Excise duty		(1,928.29)	(1,810.47)

Net revenue from operations	22	29,810.62	32,502.41
Other income	23	8,823.82	2,008.86

Total Revenue		38,634.44	34,511.27

Expenses:
Cost of materials consumed	24	17,164.00	18,849.69
Purchases of stock-in-trade	25	1,045.24	998.46
Changes in inventories of finished goods, work-in-progress and stock-in-trade	26	131.54	263.80
Power and fuel		4,361.42	4,433.05
Employee benefits expense	27	603.53	650.13
Finance costs	28	3,541.36	3,655.93
Depreciation and amortisation expense	12	1,217.97	1,011.67
Other expenses	29	2,599.07	2,678.64

Total expenses		30,664.13	32,541.37

Profit before exceptional items and tax		7,970.31	1,969.90
Exceptional items	30	2,490.41	2.43

Profit before tax		5,479.90	1,967.47
Tax expense:
Current tax for the year		8.02	45.13
Less: MAT credit entitlement		—	(45.13)

Net current tax expense		8.02	—

Deferred tax for the year		—	40.27
Net tax expense:		8.02	40.27

Profit for the year		5,471.88	1,927.20

Earnings per equity share of 1 each (in ):	31
- Basic		18.45	6.50
- Diluted		18.45	6.50

The accompanying notes are forming part of the financial statements.

In terms of our report attached	For and on behalf of Board of Directors

For Deloitte Haskins & Sells LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Whole-Time Director & Chief Executive Officer
	DIN 00006303	DIN 06853915

Jitendra Agarwal	D. D. Jalan	Rajiv Choubey
Partner	Whole-Time Director &	Company Secretary
	Chief Financial Officer	ICSI Membership No. A13063
DIN 00006882
Place: Gurgaon
Date: April 28, 2016

175

Vedanta Limited Annual Report 2015-16

CASH FLOW STATEMENT

for the year ended March 31, 2016

				( in Crore)
		Year ended March 31, 2016		Year ended March 31, 2015
A.	Cash flow from Operating Activities
	Profit before tax		5,479.90		1,967.47
	Adjusted for :
	- Exceptional items [provisions for impairment of assets and diminution in value of investments]	2,466.63		2.43
	- Depreciation and amortisation expense	1,217.97		1,011.67
	- Dividend income	(8,489.89)		(1,446.35)
	- Interest income	(189.82)		(246.84)
	- Foreclosure income	—		(200.00)
	- Finance costs (excluding net loss on foreign currency transactions and translations)	3,408.71		3,503.45
	- Foreign exchange loss (net)	3.46		103.37
	- Net gain on sale of current investments	(42.33)		(45.47)
	- Profit/Loss on sale of fixed assets	(0.88)		1.22
	- Provision for doubtful trade receivables/advances	5.01		320.40
	- Provision for diminution on non-current investment written back	(4.50)		—
	- Unclaimed liabilities written back	(37.06)		(18.22)

			(1,662.70)		2,985.66

	Operating profit before working capital changes		3,817.20		4,953.13
	Adjusted for:
	- Trade receivables	(198.80)		(167.84)
	- Loans and advances	(69.93)		(455.68)
	- Other assets	(261.18)		45.41
	- Inventories	415.93		237.08
	- Trade payables	583.16		493.69
	- Other liabilities and provisions	3,106.98		(774.71)

			3,576.16		(622.05)

	Cash generated from operations		7,393.36		4,331.08
	Income taxes paid (net)		(30.82)		(90.64)

	Net cash generated from Operating Activities		7,362.54		4,240.44

B.	Cash flow from Investing Activities
	Payment towards investment in subsidiary		(8,020.69)		(155.77)
	Proceeds from redemption of preference shares in subsidiaries		—		3,000.00
	Foreclosure Income		135.00		65.00
	Payment for acquisition of VAL’s power business through slump sale		—		(2,893.00)
	Purchase of fixed assets including capital advances		(592.37)		(1,416.47)
	Sale of fixed assets		6.90		5.88
	Purchase of current investments		(39,344.47)		(33,154.07)
	Sale of current investments		39,064.17		33,171.35
	Proceeds from forward covers		57.54		282.58
	Loans to related parties		(307.61)		(385.99)
	Loans repaid by related parties		75.03		8.57
	Interest received		187.85		330.18
	Dividend on investments
	- Subsidiaries		1,906.00		1,446.21
	- Others		0.32		0.14
	Bank deposits not considered as cash and cash equivalents
	- Placed		(7.45)		(4,008.00)
	- Matured		11.65		5,580.69

	Net cash (used in)/from Investing Activities		(6,828.13)		1,877.30

176

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Standalone

CASH FLOW STATEMENT

for the year ended March 31, 2016

			( in Crore)
		Year ended March 31, 2016	Year ended March 31, 2015
C.	Cash flow from Financing Activities
	Proceeds from Long-term borrowings	6,325.02	13,140.00
	Repayment from Long-term borrowings	(4,806.81)	(14,466.65)
	Proceeds from Short-term borrowings	41,400.86	48,670.40
	Repayment of Short-term borrowings	(38,356.36)	(48,888.93)
	Repayment of short-term borrowings to related parties	(7.52)	(15.79)
	Interest and finance charges paid	(3,200.92)	(3,595.34)
	Dividend and tax thereon paid	(1,735.82)	(1,037.64)

	Net Cash used in Financing Activities	(381.55)	(6,193.95)

	Net increase/(decrease) in cash and cash equivalents	152.86	(76.21)
	Cash and cash equivalents at the beginning of the year	213.99	289.72
	Add: Pursuant to Scheme of Amalgamation [Refer note no. 33(b)]	—	0.48

	Cash and cash equivalents at the end of the year (as per Accounting Standard 3 : Cash flow statements)	366.85	213.99
	Add: Bank balances not considered as cash and cash equivalents	275.71	250.15

	Closing balance of Cash and cash equivalents (Refer note no. 19)	642.56	464.14

Note: The figures in bracket indicates outflow.

The accompanying notes are forming part of the financial statements.

In terms of our report attached	For and on behalf of Board of Directors

For Deloitte Haskins & Sells LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Whole-Time Director & Chief Executive Officer
	DIN 00006303	DIN 06853915

Jitendra Agarwal	D. D. Jalan	Rajiv Choubey
Partner	Whole-Time Director &	Company Secretary
	Chief Financial Officer	ICSI Membership No. A13063
Place: Gurgaon	DIN 00006882
Date: April 28, 2016

177

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

1	Company overview:

Vedanta Limited [formerly known as Sesa Sterlite Limited] (“Vedanta” or “the Company”) is engaged in the business of iron ore mining, non-ferrous metals (copper and aluminium production) and commercial power generation. Vedanta’s equity shares are listed on National Stock Exchange and Bombay Stock Exchange in India and its American depository shares (‘‘ADS”) are listed on New York Stock Exchange in United States of America. Each ADS represents four equity shares. Vedanta is majority-owned and controlled subsidiary of Vedanta Resources Plc, the London listed diversified natural resource company.

The Company’s iron ore business (Iron ore) consist of iron ore exploration, mining, beneficiation and exports. Vedanta has iron ore mining operations in the States of Goa and Karnataka. Vedanta is also in the business of manufacturing pig iron and metallurgical coke.

The Company’s copper business (Copper India) principally consists of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant and power plants at Tuticorin, Tamilnadu and a refinery and two copper rod plants at Silvassa in the Union Territory of Dadra and Nagar Haveli.

The Company’s power business (Jharsuguda 2,400 MW power plant) comprise of 2,400 MW (four units of 600 MW each) thermal coal based power facility in the State of Odisha.

The Company’s aluminium business (Jharsuguda aluminium) principally consists of production of 1.0 mtpa alumina at Lanjigarh, Odisha, production of 0.5 mtpa aluminium at Jharsuguda, Odisha and captive power plants situated at Jharsuguda & Lanjigarh. The Company is also setting up a 1.25 mtpa aluminium smelter at Jharsuguda, 4.0 mtpa of alumina refinery at Lanjigarh and 210 MW power plant at Lanjigarh.

During the previous year, pursuant to the approval of the members of the Company and the receipt of fresh certificate of incorporation from the Ministry of Corporate Affairs dated April 21, 2015, name of the Company has been changed to Vedanta Limited.

2	Statement of significant accounting policies:

(a)	Basis of preparation

The financial statements of the Company have been prepared on an accrual basis under historical cost convention except for certain fixed assets carried at revalued amounts, and in accordance with Generally Accepted Accounting Principles in India (‘Indian

GAAP’) to comply with the Accounting Standards prescribed under Section 133 of the Companies Act, 2013, and the relevant provisions of the Companies Act 2013 (“the 2013 Act”), as applicable. The accounting policies adopted in the presentation of the financial statements are consistent with those followed in the previous year except for change in the accounting policy on revaluation of certain fixed assets as described in note no. 12(g)(i).

(b)	Use of estimates

The preparation of the financial statements in conformity with Indian GAAP requires the management to make estimates and assumptions that affect the reported amount of assets and liabilities (including contingent liabilities) on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The management believes that the estimates used in preparation of the financial statements are prudent and reasonable. Future results could differ due to these estimates and the differences between the actual results and the estimates are recognised in the periods in which the results are known/materialise.

(c)	Inventories

Inventories are stated at the lower of cost and net realisable value, less any provision for obsolescence. Materials and other supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost.

Cost is determined on the following basis:

(i)	purchased copper concentrate is recorded at cost on a First In First Out (“FIFO”) basis; all other raw materials including stores and spares are valued on a weighted average basis;

(ii)	finished products and work-in-progress are valued at raw material cost plus costs of conversion, comprising labour costs and an attributable proportion of manufacturing overheads based on normal levels of activity and are moved out of inventory on a weighted average basis except in case of copper finished products and work-in-progress which is determined on FIFO basis;

(iii)	Immaterial by-products and scrap are valued at net realisable value.

178

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Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

Net realisable value is determined based on estimated selling price, less further costs expected to be incurred to completion and disposal.

(d)	Depreciation and amortization

Depreciable amount for assets is the cost of an asset, or other amount substituted for cost, less its estimated residual value.

Depreciation on tangible fixed assets has been provided on straight line method (SLM) as per the useful life prescribed in Schedule II to the Companies Act, 2013 except that:

(i)	Mining leases are amortised in proportion to actual quantity of ore extracted there from.

(ii)	Amounts paid as stamp duties and other statutory levies for renewal of owned mining leases are amortised over the operating period of lease.

(iii)	Individual items of assets costing upto 5,000 are fully depreciated in the year of acquisition.

(iv)	Additions on account of insurance spares, additions/extensions forming an integral part of existing plants and the revised carrying amount of the assets identified as impaired, are depreciated over residual life of the respective fixed assets.

(v)	Lease hold lands and buildings are amortised over the duration of lease.

(vi)	Railway wagons procured under Wagon Investment Scheme (WIS) are depreciated at the rate of 10% per annum on straight line method basis.

In respect of Plant and equipment and certain assets, the life of the assets have been assessed based on management’s assessment of independent technical evaluation/ advice, taking into account, inter-alia, the nature of the assets, the estimated usage of the assets, the operating condition of the assets, past history of replacement and maintenance support.

Intangible assets are amortised over their estimated useful life. Software is amortised on straight line method over the useful life of the asset or 5 years whichever is shorter. Amounts paid for securing mining rights are amortised over the period of the mining lease. The estimated useful life of the intangible assets and the amortisation period are reviewed at the end of each financial year and the amortisation period is revised to reflect the changed pattern, if any.

(e)	Revenue recognition

(i)	Sale of goods:

Revenue is recognised when significant risks and rewards of ownership of the goods sold are transferred to the customer and the commodity has been delivered to the shipping agent/customer and it can be reliably measured and it is reasonable to expect ultimate collection. Revenue from operations comprises of sale of goods, services, scrap, export incentives and includes excise duty and are net of sales tax/value added tax and rebates and discounts.

Revenue from sale of power is recognised when delivered and measured based on rates as per bilateral contractual agreements with buyers / at rate arrived at based on the principles laid down under the relevant Tariff Regulations as notified by the regulatory bodies, as applicable.

(ii)	Export incentives:

Export benefits are accounted for in the year of exports based on eligibility and when there is no uncertainty in receiving the same.

(iii)	Income from services:

Revenue in respect of contracts for services is recognised when the services are rendered and related costs are incurred.

(iv)	Other income:

•	Interest income is recognised on a time proportion basis by reference to the principal outstanding and at the interest rate applicable.

•	Dividend income is recognised when the right to receive dividend is established.

(f)	Import of copper concentrate and sale of copper and slime

In accordance with the prevailing international market practice, purchase of copper concentrate and sale of copper and slime are accounted for on provisional invoice basis pending final invoice in terms of purchase contract / sales contract respectively. The cases where quotational period prices are not finalised as at the year end are restated at forward LME / LBMA rates as at the year end and adjustments are made based on the metal contents as per laboratory assessments done by the Company pending final invoice.

179

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

(g)	Tangible fixed assets

Fixed assets except for freehold land and plant and equipment are carried at historical cost (net of MODVAT / CENVAT / VAT) less accumulated depreciation / amortization and impairment losses, if any. Costs include non refundable taxes and duties, borrowing costs and other expenses incidental to the acquisition and installation upto the date the asset is ready for intended use.

The Company revalued all its ‘freehold land’ and ‘plant and equipment’ that existed on April 1, 2015. The revalued assets are carried at the revalued amounts less accumulated depreciation and impairment losses, if any. Increase in the net book value on such revaluation is credited to ‘Revaluation reserve’ except to the extent such increase is related to and not greater than a decrease arising from a revaluation / impairment that was previously recognised in the Statement of Profit and Loss, in which case such amount is credited to the Statement of Profit and Loss. Decrease in book value on revaluation is charged to the Statement of Profit and Loss except where such decrease relates to a previously recognised increase that was credited to the Revaluation reserve, in which case the decrease is charged to the Revaluation reserve to the extent the reserve has not been subsequently reversed / utilised.

Projects under which assets are not ready for their intended use and other capital work-in-progress are carried at cost less impairment losses if any. Cost comprises direct cost, related incidental expenses and attributable interest till the commissioning of the project.

The Company has adopted para 46/46A of AS 11- The Effects of Changes in Foreign Exchange Rates and accordingly the cost of acquisition is adjusted for exchange differences relating to long-term foreign currency monetary liabilities attributable to the acquisition of fixed assets and the adjusted cost of respective fixed assets are depreciated over the remaining useful life of such assets.

The Company’s mining leases having ore reserves are not valued, however, amounts paid to government authorities towards renewal of owned mining leases are capitalised as a part of mining rights.

Fixed assets retired from active use and held for sale are stated at the lower of their net book value and net realisable value and are disclosed separately under “Other current assets”.

Machinery spares which can be used only in connection with an item of fixed asset and whose use is expected to be irregular are capitalised and depreciated over the useful life of the principal item of the relevant assets.

Expenditure during construction period :

All costs attributable to the construction of project or incurred in relation to the project under construction, net of income, during the construction / pre-production period, are aggregated under expenditure during construction period to be allocated to individual identified assets on completion.

(h)	Intangible assets

Intangible assets are carried at cost less accumulated amortisation and impairment losses. The cost of intangible assets comprises its purchase price and any directly attributable expenditure on making the asset ready for its intended use and net of any trade discounts and rebates.

(i)	Borrowing costs

Borrowing costs include interest, amortisation of ancillary costs incurred and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to the interest cost. Borrowing costs attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets upto the date when such assets are ready for their intended use. Other borrowing costs are charged as expense in the year in which they are incurred. Capitalisation of borrowing costs is suspended and charged to the Statement of Profit and Loss during the extended periods when active development on the qualifying assets is interrupted.

(j)	Foreign currency transactions

Transactions denominated in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction or at rates that closely approximate the rate at the date of the transaction.

Foreign currency monetary items outstanding at the balance sheet date are restated at year end rates. In case of monetary items which are hedged by derivative instruments, the valuation is done in accordance with accounting policy (n) on “Derivative instruments”.

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Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Statement of Profit and Loss except that in respect of long term foreign currency monetary items relatable to acquisition of depreciable fixed assets, such difference is adjusted to the carrying cost of the depreciable fixed assets. In respect of other long term foreign currency monetary items, the same is transferred to “Foreign Currency Monetary Translation Difference Account” and amortised over the balance period of such long term foreign currency monetary items but not beyond March 31, 2020.

Non monetary foreign currency items are carried at cost.

(k)	Employee benefits

(i)	Short-term:

The undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by employees are recognised during the year when the employees render the service. These benefits include performance incentive and compensated absences which are expected to occur within twelve months after the end of the period in which the employee renders the related service.

(ii)	Long-term:

(a)	Provident fund and family pension:

The employees of the Company are entitled to receive benefits in the form of provident fund and family pension, a defined benefit plan and a defined contribution plan, in which both employees and the Company make monthly/ annual contributions equal to specified percentage of employee’s salary. The contributions, as specified under law, are made to the provident fund set up as irrevocable trust by the Company or to respective Regional Provident Fund commissioner. The Company is liable for monthly/ annual contributions and shortfall, if any, in the fund assets based on the specified rates of return. Such contributions and shortfall, if any is recognised as expenses in the year incurred.

(b)	Superannuation/ Annuity fund:

The Company provides for a superannuation/ annuity fund, a defined contribution plan, for certain categories of employees. The contributions are made annually at a pre-determined proportion of employee’s salary to insurance companies which administer the fund. The Company recognises such contributions as expense over the period of services rendered.
(c)	Gratuity:

The Company accounts for the net present value of its obligations for gratuity benefits, a defined benefit plan, based on an independent actuarial valuation carried out at each Balance Sheet date using the projected unit credit method. Annual contributions are made by the Company to gratuity funds established as trusts or managed by insurance companies. Actuarial gains and losses are immediately recognised in the Statement of Profit and Loss.

(l)	Investments

(i)	Long-term investments are carried individually at cost less provision for diminution, other than temporary, in the value of investments.

(ii)	Current investments are carried individually, at lower of cost and fair value.

Cost of investments include acquisition charges such as brokerage, fees and duties.

(m)	Issue expenses

Expenses of debenture / bond / floating rate note issued are charged to Statement of Profit and Loss over the tenor of the instrument. Expenses related to equity and equity related instruments are adjusted against the securities premium account.

(n)	Derivative instruments

The Company enters into forwards, options, swaps contract and other derivative financial instruments, in order to hedge its exposure to foreign exchange, interest rate and commodity price risks. The Company neither holds nor issues any derivative financial instruments for speculative purposes.

The premium and discount arising at inception of forward contracts is amortised as expense or income over the life of the contract.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Statement of Profit and Loss. The hedged item is recorded at fair value. Gain or loss if any, is recorded in the Statement of Profit and Loss and is offset by the gain or loss from the change in the fair value of the derivative.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and are determined to be an effective hedge are recorded in hedging reserve account. Any cumulative gain or loss on the hedging instrument recognised in hedging reserve is retained in hedging reserve until the forecast transaction occurs. Amounts deferred to hedging reserve are recycled in the Statement of Profit and Loss in the periods when the hedged item is recognised in the Statement of Profit and Loss or when the portion of the gain or loss is determined to be an ineffective hedge.

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NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial assets or a non-financial liability, or a forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which cash flow hedge accounting is applied, the associated gains and losses that were recognized in hedging reserve are included in the initial cost or other carrying amount of the asset and liability.

Derivative financial instruments that do not qualify for hedge accounting and are outstanding at the balance sheet date are marked to market and gains or losses are recognised in the Statement of Profit and Loss. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in hedging reserve is transferred to Statement of Profit and Loss for the year.

(o)	Taxation

Tax expenses for the year, comprising of current and deferred tax are included in the determination of net profit or loss of the year. Current tax is measured at the amount expected to be paid to the tax authorities in accordance with the prevailing tax laws.

Minimum Alternate Tax (MAT) paid in accordance with the tax laws, which gives future economic benefits in the form of adjustment to future income tax liability, is considered as an asset, if there is convincing evidence that the Company will pay normal income tax. Accordingly, MAT is recognised as an asset in the Balance Sheet when it is probable that future economic benefit associated with it will flow to the Company.

Deferred tax is recognised on timing differences, being the differences between the taxable income and the accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax is measured using the tax rates and the tax laws enacted or substantively enacted as at the reporting date.

Deferred tax liabilities are recognised for all timing differences. Deferred tax assets are recognised for timing differences of items other than unabsorbed depreciation and carry forward losses only to the extent that reasonable certainty exists that sufficient future taxable income will be available against which these can be realised. However, if there are unabsorbed depreciation, carry forward of losses and items relating to capital losses, deferred tax assets are recognised only if there is virtual certainty supported by convincing evidence that there will be sufficient future taxable income available to realise the assets. Deferred tax assets and liabilities are offset if such items relate to taxes on income levied by the same governing tax laws and the Company has a legally enforceable right for such set off. Deferred tax assets are reviewed at each balance sheet date for their realisability.

(p)	Impairment of assets

The carrying values of assets / cash generating units at each balance sheet date are reviewed for impairment, if any indication of impairment exists

If the carrying amount of the assets exceed the estimated recoverable amount, impairment is recognised for such excess amount. The impairment loss is recognised as an expense in the Statement of Profit and Loss, unless the asset is carried at revalued amount, in which case any impairment loss of the revalued asset is treated as a revaluation decrease to the extent a revaluation reserve is available for that asset.

The recoverable amount is the greater of the net selling price and their value in use. Net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Net selling price is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. Value in use is arrived at by discounting the future cash flows to their present value based on an appropriate discount factor.

When there is indication that an impairment loss recognised for an asset (other than a revalued asset) in earlier accounting periods no longer exists or may have decreased, such reversal of impairment loss is recognised in the Statement of Profit and Loss, to the extent the amount was previously charged to the Statement of Profit and Loss. In case of revalued assets such reversal is treated as revaluation increase and credited directly to equity under the heading “Revaluation Reserve” unless it reverses the impairment loss previously recognized as an expense in the statement of profit and loss.

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Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

(q)	Provisions, contingent liabilities and contingent assets

A provision is recognised when the Company has a present obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation in respect of which a reliable estimate can be made. Provisions (excluding retirement benefits) are not discounted to their present value and are determined based on the best estimate required to settle the obligation at the Balance Sheet date. These are reviewed at each Balance Sheet date and adjusted to reflect the current best estimates. Contingent liabilities are not recognised but are disclosed in the financial statements. Contingent assets are neither recognised nor disclosed in the financial statements.

(r)	Segment reporting

The Company identifies primary segments based on the nature of risks and returns, the organization structure and the internal reporting system. The operating segments are the segments for which separate financial information is available and for which operating profit / loss amounts are evaluated regularly by the Board of Directors in deciding how to allocate resources and in assessing performance.

The accounting policies adopted for segment reporting are in line with the accounting policies of the Company. Segment revenue, segment results, segment assets and segment liabilities have been identified to segments on the basis of their relationship to the operating activities of the segment.

Inter-segment revenue is accounted on the basis of transactions which are primarily determined based on market / fair value factors.

Revenue, expenses, assets and liabilities which relates to the Company as a whole and are not allocable to segments on reasonable basis have been included under “unallocated revenue / results / assets /liabilities”.

(s)	Cash flow statement

Cash flows are reported using indirect method as set out in Accounting Standard (AS) -3 “Cash Flow Statement”, whereby profit / (loss) before extraordinary items and tax is adjusted for the effects of transactions of non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from operating, investing and financing activities of the Company are segregated based on the available information.

Cash and cash equivalents

Cash comprises cash at bank and in hand and demand deposits with banks. Cash equivalents are short-term balances (with an original maturity of three months or less from the date of acquisition), highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value.

(t)	Earnings per share

Basic earnings per share are calculated by dividing the net profit or loss after tax (including the post tax effect of extraordinary items, if any) for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year. The weighted average number of equity shares outstanding during the year is adjusted for events of bonus issue, bonus element in a rights issue to existing shareholders, share split and reverse share split (consolidation of shares).

For the purpose of calculating diluted earnings per share, the net profit or loss after tax (including the post tax effect of extraordinary items, if any) for the year attributable to equity shareholders and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares, if any.

(u)	Operating cycle

Based on the nature of products/activities of the Company and the normal time between acquisition of assets and their realization in cash or cash equivalents, the Company has determined its operating cycle as 12 months for the purpose of classification of its assets and liabilities as current and non-current.

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NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

3	Share Capital

		As at March 31, 2016		As at March 31, 2015
Particulars		Number	Amount ( in Crore)	Number	Amount ( in Crore)
A.	Authorised equity share capital
	Opening balance [equity shares of 1 each with voting rights]	51,270,100,000	5,127.01	51,260,000,000	5,126.00
	Add: Pursuant to the Scheme of Amalgamation [Refer Note no. 33(b)]	—	—	10,100,000	1.01

	Closing balance	51,270,100,000	5,127.01	51,270,100,000	5,127.01

	Authorised preference share capital
	Opening balance [preference shares of 10/- each]	35,000,000	35.00	—	—
	Add: Pursuant to the Scheme of Amalgamation [preference shares of 10/- each] [Refer Note no. 33(b)]	—	—	35,000,000	35.00

	Closing balance	35,000,000	35.00	35,000,000	35.00

B.	Issued, subscribed and paid up
	Equity shares of 1/- each with voting rights *	2,965,004,871	296.50	2,965,004,871	296.50

*	includes 310,632 (Previous year 310,632) equity shares kept in abeyance. These shares are not part of listed equity capital.

C.	Shares held by ultimate holding company and its subsidiaries/associates

	As at March 31, 2016		As at March 31, 2015
Particulars	No. of Shares held	% of holding	No. of Shares held	% of holding
Twin Star Holdings Limited	1,280,084,749	43.18	1,280,084,749	43.18
Twin Star Holdings Limited(2)	99,292,708	3.35	99,292,708	3.35
Finsider International Company Limited	401,496,480	13.54	401,496,480	13.54
Westglobe Limited	44,343,139	1.50	44,343,139	1.50
Welter Trading Limited	38,241,056	1.29	38,241,056	1.29

Total	1,863,458,132	62.86	1,863,458,132	62.86

(1)	All the above entities are subsidiaries of Volcan Investments Limited, the ultimate holding company.
(2)	Represented by 24,823,177 American Depository Shares (“ADS”).

D.	Aggregate number of bonus shares issued, shares issued for consideration other than cash and shares bought back during the period of five years immediately preceding the reporting date

	As at March 31, 2016	As at March 31, 2015
Equity shares issued pursuant to Schemes of Amalgamation (in FY 2013-14)	2,095,903,448	2,095,903,448

E.	Details of shareholders holding more than 5% shares in the Company

	As at March 31, 2016		As at March 31, 2015
Particulars	No. of Shares held	% of holding	No. of Shares held	% of holding
Twin Star Holdings Limited	1,280,084,749	43.18	1,280,084,749	43.18
Twin Star Holdings Limited #	99,292,708	3.35	99,292,708	3.35
Finsider International Company Limited	401,496,480	13.54	401,496,480	13.54

#	24,823,177 ADS, held by CITI Bank N.A. New York as a depository.

F.	Other disclosures

(1)	The Company has one class of equity shares having a par value of 1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting, except in case of interim dividend which is paid as and when declared by the Board of Directors. In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts, in proportion to their shareholding.

(2)	ADS shareholders do not have right to attend General meetings in person and also do not have right to vote. They are represented by depository, CITI Bank N.A. New York. As on March 31, 2016, 228,184,620 equity shares were held in the form of 57,046,155 ADS.

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Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

(3)	In terms of Scheme of Arrangement as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated April 19, 2002 the erstwhile Sterlite Industries (India) Limited (merged with the Company during 2013-14) during 2002-2003 reduced its paid up share capital by 10.03 Crore. There are 198,900 equity shares (Previous year 219,214 equity shares) of 1 each pending clearance from NSDL/CDSL. The Company has filed application in Hon’ble High Court of Mumbai to cancel these shares, the final decision on which is pending. Hon’ble High Court of Judicature at Mumbai, vide its interim order dated September 06, 2002 restrained any transaction with respect to subject shares.

4	Reserves and Surplus

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Capital Reserve
Balance at the beginning of the year	131.76	1.96
Add: Pursuant to the Scheme of Amalgamation (Refer note no. 33(b))	—	129.80

Balance as at the end of the year	131.76	131.76

Preference Share Redemption Reserve

Balance as at beginning and as at the end of the year	76.88	76.88

Securities Premium Account

Balance as at beginning and as at the end of the year	19,964.95	19,964.95

Debenture Redemption Reserve
Balance at the beginning of the year	668.36	357.95
Add: Transferred from Surplus in Statement of Profit and Loss	440.16	310.41

Balance as at the end of the year	1,108.52	668.36

General Reserve
Balance at the beginning of the year	11,912.53	11,926.54
Less :Pursuant to the Scheme of Amalgamation (Refer note no. 33(b))	—	(14.01)

Balance as at the end of the year	11,912.53	11,912.53

Hedging Reserve
Balance at the beginning of the year	(22.22)	63.33
Add: Effect of foreign exchange rate variations on hedging instrument outstanding at the end of the year (net of deferred tax of Nil)	(3.97)	(22.22)
Less: Amount transferred to Statement of Profit and Loss [net of deferred tax of Nil (Previous year 36.96 Crore)]	22.22	(63.33)

Balance as at the end of the year	(3.97)	(22.22)

Revaluation reserve
Balance at the beginning of the year	—	—
Add: Addition during the year [Refer note no. 12(g)(i)]	5,397.40	—

Balance as at the end of the year	5,397.40	—

Capital Redemption Reserve

Balance as at beginning and as at the end of the year	1.52	1.52

Amalgamation reserve

Balance as at beginning and as at the end of the year	2.14	2.14

Surplus in Statement of Profit and Loss
Balance at the beginning of the year	1,025.45	987.05
Less: Pursuant to the Scheme of Amalgamation (Refer note no. 33(b))	—	(340.18)
Add: Profit for the year	5,471.88	1,927.20
Less: Transferred to Debenture Redemption Reserve	(440.16)	(310.41)
Interim dividend [dividend per share 3.50/- (Previous year 1.75/-)]	(1,037.75)	(518.82)
Tax on interim dividend*	0.91	—
Proposed dividend (Previous year- dividend per share 2.35/-)	—	(696.78)
Tax on proposed dividend*	—	(2.19)
Depreciation adjustment consequent to revision in useful lives (net of deferred tax 10.51 Crore) [Refer note no. 12(g)(ii)]	—	(20.42)

Balance as at the end of the year	5,020.33	1,025.45

* Tax on interim and proposed dividend (net of dividend from subsidiary) u/s 115O of Income Tax Act, 1961.

Total	43,612.06	33,761.37

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NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

5	Long-term borrowings

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Secured
Redeemable Non Convertible Debentures [a]	9,200.00	7,200.00
Term loans from banks [b]	13,326.25	12,559.75
Foreign currency loans from banks [c]	663.34	1,877.72
Unsecured
Deferred sales tax liability [d]	126.83	133.16

Total	23,316.42	21,770.63

Terms and conditions of Long-term borrowings

Secured

a)	Redeemable Non Convertible Debentures (NCD’s) includes ;

(i)	9.10% NCDs issued by the Company for an aggregate amount of 2,500.00 Crore. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the State of Tamilnadu and also by way of first ranking pari passu charge over the tangible and intangible movable fixed assets, both present and future of Jharsuguda 2,400 MW power plant with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenor of the NCDs. These NCDs are redeemable on April 5, 2023. The debenture holders of these NCDs and the Company have put and call option at the end of the 5 years from the respective date of the allotment of the NCDs.

(ii)	NCDs issued by the Company for an aggregate amount of 2,000.00 Crore. Out of these, 1,000.00 Crore NCDs are issued at a coupon rate of 9.40% per annum, while another 1,000.00 Crore NCDs are issued at a coupon rate of 9.24% per annum. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Sanaswadi in the State of Maharashtra and also by way of hypothecation on the movable fixed assets of Jharsuguda 2,400 MW Power plant with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the currency of NCDs. These NCDs are redeemable in tranches of 500.00 Crore each on December 20, 2022, December 6, 2022, November 27, 2022 and October 25, 2022. In respect of all the four tranches of NCDs, the debenture holders and the Company have put and call option respectively at the end of the 5 years from the respective date of the allotment of the NCDs.

(iii)	NCDs issued by the Company of 1,200.00 Crore in two tranches of 750.00 Crore and 450.00 Crore, with an interest rate of 9.17% per annum. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the State of Tamilnadu and also by way of first pari passu charge over the movable fixed assets of Lanjigarh refinery expansion project including 210 MW power plant project, with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenor of the NCD. These NCDs are redeemable on July 4, 2023 for 750.00 Crore and on July 5, 2023 for 450.00 Crore. The debenture holders of these NCDs and the Company have put and call option at the end of the 5 years from the respective date of the allotment of the NCDs.

(iv)	9.36% NCDs of 1,500.00 Crore issued by Iron ore division in two tranches of 975.00 Crore and 525.00 Crore. These NCDs are redeemable in two instalments of 975.00 Crore and 525.00 Crore payable on October 30, 2017 and December 30, 2017 respectively. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the State of Tamilnadu and also by way of first ranking pari passu charge over “movable fixed assets” in relation to the Company’s Iron Ore business (Pig Iron and Met Coke assets) and Power Plant assets located in Goa and the Copper plant assets located at Tuticorin with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenor of the NCDs.

(v)	9.70% NCDs of 2,000.00 Crore issued by Aluminium division during the current year. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the State of Tamilnadu and also by way of first ranking pari passu charge over the tangible and intangible movable fixed assets of Aluminium division, with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenor of the NCDs. These NCDs are redeemable on August 17, 2020.

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NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

b)	Term loans from banks includes :

(i)	Loan from a bank taken by Aluminium division during the current year amounting to 1,250.00 Crore.The loan is secured by aggregate of the net fixed assets of Aluminium division and the Lanjigarh expansion project reduced by the outstanding amount of other borrowings having first pari passu charge on the fixed assets of Aluminium Division and the Lanjigarh expansion project. The loan is repayable from FY 2017-18, as 12.50 Crore in March 2018, 50.00 Crore within FY 2018-19, 62.50 Crore, each in FY 2019-20 and FY 2020-21 and 1,062.50 Crore after FY 2020-21.

(ii)	Loan from a bank taken by Aluminium division amounting to 4,750.00 Crore [including current maturity of long term borrowings 250.00 Crore (Refer note no. 10)].The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 250.00 Crore within one year, 250.00 Crore within second year, 500.00 Crore within third year, and 1,250.00 Crore each within fourth to sixth year.

(iii)	Loan from a bank taken by Aluminium division amounting to 995.00 Crore [including current maturity of long term borrowings 20.00 Crore (Refer note no. 10)].The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division.The loan is repayable as 20.00 Crore within one year, 25.00 Crore within second year, and 40.00 Crore each in third and fourth year and balance 870.00 Crore in eleven various installments from fifth to fifteenth year.

(iv)	Loan from a bank amounting to 497.50 Crore [including current maturity of long term borrowings 10.00 Crore (Refer note no. 10)] taken by Aluminium division.The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 10.00 Crore within one year, 12.50 Crore within second year and 20.00 Crore each within third and fourth year and balance 435.00 Crore in eleven various installments from fifth to fifteenth year.

(v)	Loan from a bank of 199.00 Crore [including current maturity of long term borrowings 4.00 Crore (Refer note no. 10)] taken by Aluminium division.The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division.The loan is repayable as 4.00 Crore within one year, 5.00 Crore within second year and 8.00 Crore each within third and fourth year and balance 174.00 Crore in eleven various installments from fifth to fifteenth year.

(vi)	Loan from a bank of 298.50 Crore [including current maturity of long term borrowings 6.00 Crore (Refer note no. 10)] taken by Aluminium division.The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 6.00 Crore within one year, 7.50 Crore within second year and 12.00 Crore each within third and fourth year and balance 261.00 Crore in eleven various installments from fifth to fifteenth year.

(vii)	Loan of 912.25 Crore taken by Aluminium division from a bank [including current maturity of long term borrowings 143.50 Crore (Refer note no. 10)].The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 143.50 Crore in FY 2016-17, 184.50 Crore in FY 2017-18 and 246.00 Crore each in FY 2018-19 and FY 2019-20 and balance 92.25 Crore in FY 2020-21.

187

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

(viii)	Loan from a bank taken by Aluminium division amounting to 885.00 Crore [including current maturity of long-term borrowings 140.00 Crore (Refer note no 10)]. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 140.00 Crore within one year, 180.00 Crore within second year, 240.00 Crore each within third and fourth year and 85.00 Crore within fifth year.

(ix)	Loan from a bank taken by Aluminium division amounting to 1,705.00 Crore [including current maturity of long-term borrowings 280.00 Crore (Refer note no 10)]. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division.The loan is repayable as 280.00 Crore within one year, 360.00 Crore within second year, 480.00 Crore each within third and fourth year and 105.00 Crore within fifth year.

(x)	Loan from a bank taken by Aluminium division amounting to 1,780.00 Crore [including current maturity of long-term borrowings 280.00 Crore (Refer note no 10)]. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division.The loan is repayable as 280.00 Crore within one year, 360.00 Crore within second year, 480.00 Crore each within third and fourth year and 180.00 Crore within fifth year.

(xi)	Loan from a bank taken by Aluminium division amounting to 445.00 Crore [including current maturity of long-term borrowings 70.00 Crore (Refer note no 10)].The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division.The loan is repayable as 70.00 Crore within one year, 90.00 Crore within second year, 120.00 Crore each within third and fourth year and 45.00 Crore within fifth year.

(xii)	Loan of 687.50 Crore [including 250.00 Crore of current maturity of long-term borrowings (Refer note no 10)] taken during the year by Jharsuguda 2,400 MW power plant. The loan is secured by way of second pari passu charge on specific fixed assets of Jharsuguda 2,400 MW power plant except agricultural land. The loan is repayable in eleven equal quarterly installments of 62.50 Crore each.

(xiii)	Loan of 445.00 Crore [including 70.00 Crore of current maturity of long-term borrowings (Refer note no. 10)] taken during the year by Iron ore division. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed assets of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed assets (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable in equal quarterly installments of 17.50 Crore in FY 2016-17, 22.50 Crore in FY 2017-18, 30.00 Crore each in FY 2018-19 and FY 2019-20, and balance 45.00 Crore in 3 installments of 15.00 Crore each in FY 2020-21.

Interest rate on the above term loans ranges from 9.50% to 9.85%.

c)	Foreign currency loans from banks includes :

External Commercial Borrowings (“ECB”) of Aluminium division aggregating 1,990.00 Crore (US$ 300.00 million) [including current maturity of long-term borrowings 1,326.66 Crore (Refer note no. 10)] at an interest rate of LIBOR plus 170 basis points. The ECB is repayable in two annual instalments on April 21, 2016 for US$ 200 million and on April 21, 2017 for US$ 100 million. The ECB is secured by all present and future movable asset including its movable plant and machinery, equipment, machinery, spare tools and accessories and other moveable whether installed or not and all replacements thereof and additions thereof whether by way of substitution, addition, replacement, conversion or otherwise howsoever together with all benefits, rights and incidental attached thereto which are now owned or to be owned in the future by the borrower.

188

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

Unsecured

d)	Unsecured deferred sales tax liability of 133.16 Crore [including current maturity of long-term borrowings of 6.33 Crore (Refer note no. 10)] outstanding as at March 31, 2016 is currently repayable in monthly installments till March 2027.

e)	The Company has not defaulted in the repayment of loans and interest as at Balance Sheet date.

6	Deferred tax liabilities (net)

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Deferred tax liability:
On difference between book depreciation and tax depreciation	2,328.19	2,422.25

Total	2,328.19	2,422.25

Deferred tax asset:
Compensated absence	17.66	19.55
Provision for doubtful advances	198.72	193.44
Unabsorbed business depreciation [a]	2,068.82	2,183.34
Others	42.99	25.92

Total	2,328.19	2,422.25

Deferred tax liabilities (net)	—	—

a)	The recognition of deferred tax assets on unabsorbed depreciation has been restricted to the extent of deferred tax liability on account of timing difference in respect of depreciation, the reversal of which is virtually certain.

7	Other long-term liabilities

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Payables for purchase of fixed assets	197.19	200.74
Security deposits from vendors & others	1.70	1.85
Advances from customers [a]	998.64	—

Total	1,197.53	202.59

a)	Advances from customers includes amount received under long term supply agreements. The advances would be settled by supplying goods as per the terms of the agreements.

8	Long-term provisions

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Provision for mine closure costs [a]	1.81	1.81

Total	1.81	1.81

a)	In terms of the Mineral Concession Rules 1960 (replaced by Mineral Concession Rules 2016 w.e.f March 4, 2016) and Mineral Conservation and Development Rules (MCDR) 1988, the Company has provided a “financial assurance” in the form of a bank guarantee to the Regional Controller of Mines, towards its mine closure obligation. The Company has made a provision for expense to the extent of the bank guarantees provided.

189

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

9	Short-term borrowings

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Secured
Buyers’ credit from banks [a]	7,793.95	4,814.38
Suppliers’ credit [b]	97.37	—
Unsecured
Buyers’ credit from banks	1,324.03	4,006.97
Suppliers’ credit	—	39.95
Commercial paper [c]	6,020.00	3,510.00
Loans repayable on demand from banks	28.27	14.06
Packing credit from banks	1,011.67	720.84
Loans and advances from related parties	—	7.52

Total	16,275.29	13,113.72

Terms and conditions of Short-term borrowings

a)	Buyer’s credit from banks (Secured) includes:

(i)	1,587.24 Crore of Aluminium division at an interest rate of LIBOR plus 24- 55 basis points secured by exclusive charge on the assets of Jharsuguda Aluminium imported under facility and first charge on current assets of Aluminium division on pari passu basis.

(ii)	5,968.00 Crore of Copper India at an interest rate of 1.08% per annum secured by way of first charge by hypothecation on the entire stock of raw materials, work-in-progress and all semi-finished, finished, manufactured articles together with all stores, components and spares, both present and future book debts, outstanding monies, receivables, claims and bills arising out of sale etc. and such charge in favour of the banks ranking pari passu inter se, without any preferences or priority to one over other(s) in any manner.
(iii)	238.71 Crore at the Jharsuguda 2,400 MW power plant at an interest rate ranging from 0.61% to 1.21% per annum secured against first pari passu charge on entire current assets of Jharsuguda 2,400 MW power plant.

b)	Supplier’s credit (Secured) includes:

97.37 Crore of Aluminium division at an interest rate of 1.48% secured by exclusive charge on the assets of Jharsuguda Aluminium imported under facility and first charge on current assets of Aluminium division on pari passu basis.

c)	Commercial Paper

Maximum amount outstanding at any time during the year was 8,775.00 Crore (Previous year 6,485.00 Crore).

d)	The Company has not defaulted in the repayment of loans and interest as at Balance Sheet date.

10	Other current liabilities

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Current maturities of long-term borrowings [a]	2,856.49	2,759.44
Interest accrued but not due on borrowings	615.07	485.91
Fair value derivative hedging payable	379.49	195.63
Advances from customers [refer note no. 7(a)]	2,071.23	135.69
Unpaid / unclaimed dividend [b]	47.75	17.99
Unpaid matured deposits and interest accrued thereon	0.05	0.05
Payables for purchase of fixed assets	779.91	872.22
Statutory liabilities [c]	147.33	134.63
Due to related parties [refer note no. 49]	14.49	207.21
Security deposits from vendors and others	12.59	11.80
Book overdraft with banks	0.15	15.00
Other liabilities [d]	847.17	693.62

Total	7,771.72	5,529.19

190

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

a.	Current maturities of long-term borrowings consists of:

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Redeemable non convertible debentures	—	133.33
Deferred sales tax liability	6.33	5.42
Term loans from banks	1,523.50	1,090.00
Foreign currency loans from banks	1,326.66	1,530.69

Total	2,856.49	2,759.44

b.	Does not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except 0.38 Crore (Previous year 0.38 Crore) which is held in abeyance due to a pending legal case.
c.	Statutory liabilities include contribution to PF, ESIC, withholding taxes, excise duty, VAT, service tax etc.
d.	Other liabilities include reimbursement of expenses, provision for expenses, liabilities related to compensation / claim, etc.

11	Short-term Provisions

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Provision for employee benefits	42.97	48.20
Proposed dividend	—	696.78
Tax on proposed dividend [net of dividend from a subsidiary u/s 115 (O) of Income Tax Act, 1961]	—	2.19
Provision for tax (net of advance tax and tax deducted at source)	43.74	232.61

Total	86.71	979.78

191

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

12	Fixed assets

																( in Crore)
	Gross Block						Accumulated Depreciation						Net Block before impairment	Impairment	Net Block
Particulars	As at April 1, 2015	Pursuant to Scheme of Amalga- mation (1)	Additions/ Adjust- ments	Revaluation	Deductions	As at March 31, 2016	As at April 1, 2015	Pursuant to Scheme of Amalga- mation (1)	For the year	Revalua- tion	Deductions	As at March 31, 2016	As at March 31, 2016	Upto March 31, 2016	As at March 31, 2016	As at March 31, 2015
(i) Tangible assets
Mining leases and concessions	17.28	—	—	—	—	17.28	14.90	—	—	—	—	14.90	2.38	—	2.38	2.38
(Previous Year)	17.28	—	—	—	—	17.28	14.38	—	0.52	—	—	14.90	2.38	—	2.38	2.90
Land - Freehold	312.22	—	9.00	670.20	—	991.42	—	—	—	—	—	—	991.42	—	991.42	312.22
(Previous Year)	303.19	0.85	8.18	—	—	312.22	—	—	—	—	—	—	312.22	—	312.22	303.19
Land - Leasehold	207.14	—	2.43	—	—	209.57	20.15	—	4.31	—	—	24.46	185.11	—	185.11	186.99
(Previous Year)	201.73	4.90	0.51	—	—	207.14	14.70	1.14	4.31	—	—	20.15	186.99	—	186.99	187.03
Buildings	3,588.98	—	1,899.74	—	0.02	5,488.70	607.97	—	136.47	—	—	744.44	4,744.26	3.50	4,740.76	2,977.51
(Previous Year)	3,464.16	9.13	115.81	—	0.12	3,588.98	479.36	2.07	126.66	—	0.12	607.97	2,981.01	3.50	2,977.51	2,981.30
Buildings - Lease hold	15.16	—	—	—	—	15.16	3.11	—	0.67	—	—	3.78	11.38	—	11.38	12.05
(Previous Year)	15.08	—	0.08	—	—	15.16	2.44	—	0.67	—	—	3.11	12.05	—	12.05	12.64
Roads and bunders	10.13	—	7.10	—	—	17.23	3.37	—	3.11	—	—	6.48	10.75	—	10.75	6.76
(Previous Year)	9.99	0.14	—	—	—	10.13	1.09	0.03	2.25	—	—	3.37	6.76	—	6.76	8.90
Aircraft	2.12	—	—	—	—	2.12	0.86	—	0.11	—	—	0.97	1.15	—	1.15	1.26
(Previous Year)	2.12	—	—	—	—	2.12	0.77	—	0.09	—	—	0.86	1.26	—	1.26	1.35
River Fleet	170.79	—	6.27	—	2.07	174.99	34.85	—	5.99	—	1.32	39.52	135.47	—	135.47	135.94
(Previous Year)	170.79	—	—	—	—	170.79	28.97	—	5.88	—	—	34.85	135.94	—	135.94	141.82
Ship	229.17	—	—	—	0.24	228.93	84.92	—	6.53	—	0.24	91.21	137.72	—	137.72	144.25
(Previous Year)	229.17	—	—	—	—	229.17	78.54	—	6.38	—	—	84.92	144.25	—	144.25	150.63
Railway siding	790.46	—	50.37	—	—	840.83	136.18	—	52.40	—	—	188.58	652.25	—	652.25	654.28
(Previous Year)	789.39	—	1.07	—	—	790.46	84.60	—	51.58	—	—	136.18	654.28	—	654.28	704.79
Plant and equipment	23,968.90	—	2,389.44	4,727.20	2.18	31,083.36	6,466.52	—	758.81	212.22	0.79	7,436.76	23,646.60	60.57	23,586.03	17,441.81
(Previous Year)	23,603.16	95.94	300.44	—	30.64	23,968.90	5,683.22	34.09	776.51	—	27.30	6,466.52	17,502.38	60.57	17,441.81	17,859.37
Furniture and fixtures	78.54	—	1.28	—	0.34	79.48	48.09	—	4.62	—	0.13	52.58	26.90	—	26.90	30.45
(Previous Year)	78.99	0.14	1.63	—	2.22	78.54	43.29	0.10	6.45	—	1.75	48.09	30.45	—	30.45	35.70
Vehicles	44.74	—	6.54	—	5.73	45.55	20.95	—	4.49	—	2.60	22.84	22.71	—	22.71	23.79
(Previous Year)	39.72	0.03	8.90	—	3.91	44.74	18.22	0.03	4.20	—	1.50	20.95	23.79	—	23.79	21.50
Office equipment	153.49	—	(11.72)	—	1.35	140.42	95.48	—	11.81	—	0.83	106.46	33.96	—	33.96	58.01
(Previous Year)	163.52	0.16	8.68	—	18.87	153.49	85.74	0.09	27.64	—	17.99	95.48	58.01	—	58.01	77.78

Total	29,589.12	—	4,360.45	5,397.40	11.93	39,335.04	7,537.35	—	989.32	212.22	5.91	8,732.98	30,602.06	64.07	30,537.99	21,987.70

(Previous Year)	29,088.29	111.29	445.30	—	55.76	29,589.12	6,535.32	37.55	1,013.14	—	48.66	7,537.35	22,051.77	64.07	21,987.70	22,488.90
(ii) Intangible Assets
Computer software	49.73	—	2.27	—	—	52.00	44.07	—	5.25	—	—	49.32	2.68	—	2.68	5.66
(Previous Year)	49.54	0.19	—	—	—	49.73	36.25	0.19	7.63	—	—	44.07	5.66	—	5.66	13.29
Mining rights	209.59	—	17.06	—	—	226.65	77.09	—	11.18	—	—	88.27	138.38	—	138.38	132.50
(Previous Year)	149.20	—	72.49	—	12.10	209.59	67.36	—	21.83	—	12.10	77.09	132.50	—	132.50	81.84

Total	259.32	—	19.33	—	—	278.65	121.16	—	16.43	—	—	137.59	141.06	—	141.06	138.16

(Previous Year)	198.74	0.19	72.49	—	12.10	259.32	103.61	0.19	29.46	—	12.10	121.16	138.16	—	138.16	95.13

1	Refer note no. 33(b).

Notes relating to fixed assets

a)	Buildings (freehold) include :

(i)	Cost of Shares of 750 in Co-operative housing society,

(ii)	Cost of shares of 750 in Co-operative societies representing possession of office premises,

(iii)	a residential flat in the joint names of the Company and Mr. Dwarka Prasad Agarwal, relative of a director of the Company.

b)	Land Leasehold include land under Perpetual Lease 1.99 Crore (Previous year 1.99 Crore)

c)	Plant and equipment (Gross Block) include 3.73 Crore (Previous year 3.73 Crore) and 1.68 Crore (Previous year 1.68 Crore) being the amount spent for laying waterpipe line and power line respectively, the ownership of which vests with the State Government Authorities.

d)	The Company’s aluminium unit at Mettur holds mining rights for 2,027.79 acres of land on which the lease agreements in respect of entire land has expired. The Company has applied for renewal of these leases.

e)	(i)	Capital work-in-progress is net of impairment of 329.28 Crore (Previous year 213.84 Crore).

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

(ii)	Capital work-in-progress includes finance costs amounting 25.21 Crore (Previous year - Nil) capitalised.

(iii)	Capital work-in-progress includes an amount of 0.03 Crore (Previous year 0.31 Crore) being capital expenditure incurred on CSR activities (Refer note no. 46).

f)	Foreign exchange (gain)/loss capitalised as per paragraph 46A of AS 11 (“The Effect of Changes in Foreign Exchange Rates”) grouped under Plant and Equipment 33.02 Crore (Previous year 46.76 Crore) and under Capital work-in-progress 114.44 Crore (Previous year 63.04 Crore).

g)	(i)

During the year, in terms of its change in accounting policy with respect to valuation of certain fixed assets, with effect from April 1, 2015, the Company has revalued all its existing fixed assets comprising of freehold land and plant and equipment where such assets had continuing useful lives beyond that date, based on an external valuation report. Pursuant to the same, the Company has recorded a revaluation gain of  670.20 Crore and  4,727.20 Crore in respect of freehold land and plant and equipment, respectively. The said revalued amounts aggregating to 5,397.40 Crore are accounted as an increase in the Gross block of the assets with a credit to the Revaluation Reserve Account and are depreciated over the remaining useful lives of the related assets in terms of the accounting policy of the Company. The depreciation charge for the year includes depreciation aggregating to 212.22 Crore on account of such revaluation of assets and is charged off to the Statement of Profit and Loss.

Consequently, the figures in respect of the depreciation charge for the year are not directly comparable with the previous year.

(ii)	During the previous year, with effect from April 1, 2014, the Company had revised the estimated useful lives of fixed assets.

The said changes in the estimates of useful lines of assets with effect from April 1, 2014 was impacted in the year ended March 31, 2015, as a result the depreciation charge for the year ended March 31, 2015 was lower by 598.90 Crore.

The Company had fully depreciated the carrying value of assets, net of residual value, where the remaining useful life of the asset was determined to be nil as on April 1, 2014, and had adjusted an amount of 20.42 Crore (net of deferred tax of  10.51 Crore) against the opening Surplus balance in the Statement of Profit and Loss.

h)	Reconciliation of Depreciation and amortisation expense

	FY 2015-16	( in Crore) FY 2014-15
Depreciation as above on:
Tangible assets including on revaluation	1,201.54	1,013.14
Intangible assets	16.43	29.46

Total	1,217.97	1,042.60

Less: Transferred to surplus in Statement of Profit and Loss (Refer note no. 4)	—	(30.93)
As per Statement of Profit and Loss	1,217.97	1,011.67

i)	Capital work-in-progress includes:

Particulars		Year ended March 31, 2016	( in Crore) Year ended March 31, 2015
Pre-operative expenditure as follows:
Balance at the beginning of the year		3,691.24	3,472.00
Add: Pre-operative expenditure
(i)	Power and fuel	752.59	234.27
(ii)	Employee benefits expense	36.64	52.15
(iii)	Consumption of stores and spare parts	5.52	7.40
(iv)	Repairs others	2.72	1.13
(v)	Rent, rates and taxes	1.47	1.27
(vi)	Insurance	6.64	10.02
(vii)	Conveyance and travelling expenses	0.48	0.99
(viii)	Cost of materials consumed	—	110.03
(ix)	General expenses	40.55	33.93
(x)	Finance costs	139.65	63.04
(xi)	Changes in inventories	—	(73.23)
Income
(xii)	Revenue during trial run	(571.51)	(217.24)
(xiii)	Other income	(8.46)	(4.52)

Balance as at the end of the year		4,097.53	3,691.24

193

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

13.	Non-current investments

					( in Crore )
		As at March 31, 2016		As at March 31, 2015
Particulars		No. of Units	in Crore	No. of Units	in Crore
Investments (at cost) - fully paid up except otherwise stated
1.	Trade Investments
	Investment in equity shares (quoted)
	Subsidiary companies
	- Hindustan Zinc Limited, of 2/-each [a]	2,743,154,310	1,101.50	2,743,154,310	1,101.50
	- Cairn India Limited, of 10 each	444,527,940	13,936.61	351,140,413	11,927.26
	Others
	- Sterlite Technologies Limited, of 2 each (Including 60 shares held jointly with nominees)	4,764,295	10.85	4,764,295	10.85
	Investment in equity shares (unquoted)
	Subsidiary companies
	- Bharat Aluminium Company Limited, of 10/- each [b]	112,518,495	553.18	112,518,495	553.18
	- Monte Cello Corporation BV, Netherlands, of Euro 453.78 each	40	204.23	40	204.23
	- Sterlite (USA) Inc., of $.01 per share (Current year 42.77) (Previous year 42.77)	100	—	100	—
	- Vizag General Cargo Berth Private Limited, of 10 each	32,107,000	32.11	32,107,000	32.11
	- Paradip Multi Cargo Berth Private Limited, of 10 each	7,400	0.01	7,400	0.01
	- Sterlite Ports Limited of 2 each, (including 6 shares of 2 each held jointly with nominees)	250,000	0.05	250,000	0.05
	- Talwandi Sabo Power Limited, of 10 each	3,206,609,692	3,206.61	3,206,609,692	3,206.61
	- Sesa Resources Limited, of 10 each	1,250,000	1,713.24	1,250,000	1,713.24
	- Bloom Fountain Limited, of USD 1 each	1,000,001	4.43	1,000,001	4.43
	- Malco Energy Limited (formerly Vedanta Aluminium Limited), of 2 each (including 6 shares of 2 each held jointly with nominees)	23,366,406	116.11	23,366,406	116.11
	- THL Zinc Ventures Ltd of USD 100 each	100,001	45.52	100,001	45.52
	- THL Zinc B.V. of EURO 1 each	3,738,000	23.33	3,738,000	23.33
	- Sterlite Infraventure Limited, of 2 each (including 6 shares of 2 each held jointly with nominees) partly paid up ( 0.01 approx. paid up)	112,500,000	0.13	112,500,000	0.13
	Associate companies (unquoted)
	- Raykal Aluminium Company Private Limited, of 10 each [c]	12,250	200.70	12,250	200.70
	- Gaurav Overseas Private Limited, of 10 each	210,000	0.21	105,000	0.11
	Joint venture (unquoted)
	- Rampia Coal Mines and Energy Private Limited, of 1 each	24,348,016	2.43	24,348,016	2.43
	Investment in preference shares of subsidiary companies
	- Bloom Fountain Limited, 0.25% Optional Convertible Redeemable preference shares of USD 1 each	1,859,900	906.84	1,859,900	906.84
	- Bloom Fountain Limited, 0.25% Optional Convertible Redeemable preference shares of USD 100 each	360,500	215.07	360,500	215.07
	- THL Zinc Ventures Limited, 0.25% Optionally Convertible Redeemable Preference shares of USD 1 each	7,000,000	3,186.63	7,000,000	3,186.63
	- THL Zinc BV, 0.25% Optionally Convertible Redeemable Preference shares of EURO 1 each	5,500,000	2,494.86	5,500,000	2,494.86
	Investments in debentures of subsidiary companies
	- Vizag General Cargo Berth Private Limited, 0.1% compulsorily convertible debentures of 1,000 each	1,500,000	150.00	1,500,000	150.00
	- MALCO Energy Limited, 2% compulsorily convertible debentures of 1,000 each [d]	33,485,000	6,011.23	—	—

194

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Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

				( in Crore)
	As at March 31, 2016		As at March 31, 2015
Particulars	No. of Units	in Crore	No. of Units	in Crore
2. Others
- Goa Shipyard Limited, of 10 each	62,707	0.03	62,707	0.03
Investments in Government or Trust securities
- 7 Years National Savings Certificates (Current year 35,450, Previous year 35,450) (Deposit with Sales Tax Authority)	—	—	—	—
- UTI Master gain of 10 each (Current year 4,272, Previous year 4,272)	100	—	100	—
3. In Co-operative societies
- Sesa Ghor Premises Holders Maintenance Society Limited, of 200 each (Current Year 4,000 Previous Year 4,000)	40	—	40	—
- Sesa Goa Sirsaim Employees Consumers Co Operative Society Limited, of 10 each (Current Year 2,000 Previous Year 2,000)	200	—	200	—
- Sesa Goa Sanquelim Employees Consumers Co-operative Society Limited, of 10 each (Current Year 2,300 Previous Year 2,300)	230	—	230	—
- Sesa Goa Sonshi Employees Consumers Co-operative Society Limited, of 10 each (Current Year 4,680 Previous Year 4,680)	468	—	468	—
- Sesa Goa Codli Employees Consumers Co-operative Society Limited, of 10 each (Current Year 4,500 Previous Year 4,500)	450	—	450	—
- Sesa Goa Shipyard Employees Consumers Co-operative Society Limited, of 10 each (Current Year 5,000 Previous Year 5,000)	500	—	500	—
- The Mapusa Urban Cooperative Bank Limited, of 25 each (Current Year 1,000 Previous Year 1,000)	40	—	40	—
Less: Provision for diminution in value of investments (Refer note no. 30)		(2,353.62)		(6.93)

Total		31,762.29		26,088.30

Aggregate amount of quoted investments		13,824.11		13,035.11

Market value of quoted investments		57,241.33		51,933.20
Aggregate amount of unquoted investments		17,938.18		13,053.19

a.	Pursuant to the Government of India’s policy of disinvestment, the Company in April 2002 acquired 26% equity interest in Hindustan Zinc Limited (HZL) from the Government of India. Under the terms of the Shareholder’s Agreement (‘SHA’), the Company had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Company exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital. The Company also acquired an additional 20% of the equity capital in HZL through an open offer, increasing its shareholding to 64.9%. The second call option provided the Company the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option was subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Company exercised the second call option on July 21, 2009. The Government of India disputed the validity of the call option and refused to act upon the second call option. Consequently the Company invoked arbitration which is in the early stages. The next date of hearing is scheduled for August 20, 2016. Meanwhile, the Government of India without prejudice to the position on the Put/Call option issue has received approval from the Cabinet for disinvestment and the Government is looking to divest through the auction route.

b.	Pursuant to the Government of India’s policy of divestment, the Company in March 2001 acquired 51% equity interest in BALCO from the Government of India. Under the terms of the SHA, the Company had a call option to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. The Company exercised this option on March 19, 2004. However, the Government of India contested the valuation and validity of the option and contended that the clauses of the SHA violate the erstwhile Companies Act, 1956 by restricting the rights of the Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. In the arbitration filed by the Company, the arbitral tribunal by a majority award rejected the claims of the Company on the ground that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violate the erstwhile Companies Act, 1956 and are not enforceable.

195

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

The Company has challenged the validity of the majority award in the High Court of Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court of Delhi to partially set aside the arbitral award in respect of certain matters involving valuation. The matter is currently scheduled for hearing by the Delhi High Court on July 28, 2016. Meanwhile, the Government of India without prejudice to its position on the Put/Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.

On January 9, 2012, the Company offered to acquire the Government of India’s interests in HZL and BALCO for 15,492.00 Crore and 1,782.00 Crore respectively. This offer was separate from the contested exercise of the call options, and Company proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore, there is no certainty that the acquisition will proceed.
c.	On February 23, 2012, the Company entered into a tripartite agreement with Larsen & Toubro Limited (L&T) and Raykal Aluminium Company Private Ltd (Raykal). L&T holds certain prospecting licenses for bauxite mines located at Sijmali and Kurumali of Rayagada and Kalahandi districts of Odhisa. By this agreement the entire bauxite excavated from above mines will be available for the use of Raykal and / or to the Company. It is also further agreed that the Company will acquire 100% of equity share capital of Raykal in a phased manner at a pre-agreed consideration in a milestone based acquisition. As on the balance sheet date, the Company has acquired 24.5% of the share capital of Raykal for a consideration of 200.70 Crore. The recommendation for grant of Mining License by State Government is under active consideration.

d.	During the year ended March 31, 2016, the Company has invested 6,011.23 Crore in Compulsorily Convertible Debentures (CCDs) of 100 each at a premium of 900 each carrying coupon of 2% per annum issued by its wholly owned subsidiary Malco Energy Limited (‘Malco’). CCDs shall be compulsorily convertible into equity shares not later than 10 years from the date of issue of such CCDs or at such other dates as may be mutually agreed between the parties at the fair value prevailing at the date of conversion.

14	Long-term loans and advances

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Unsecured, considered good (Unless otherwise stated)
Capital advances	620.48	622.05
Security deposits	67.94	96.73
Advance income tax and tax deducted at source (net of provision)	1,900.56	2,066.63
Prepaid expenses	3.71	5.37
MAT credit entitlement	234.25	234.25
Claims and other receivables [Refer no. 39(b)]	178.53	—
Balance with central excise and government authorities	415.81	294.19

Total	3,421.28	3,319.22

15	Other non-current assets

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Unamortised expenses on borrowings	63.15	70.39

Total	63.15	70.39

196

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

16	Current investments

						( in Crore )
	As at March 31, 2016			As at March 31, 2015
Particulars	Par Value	No. of Units	Amount	Par Value	No. of Units	Amount
Investments (at lower of cost and fair value) - fully paid up
Investments in Mutual Funds (unquoted)
- Axis Liquid Fund- Institutional Plan - Growth	1,000	795,025	133.05	1,000	418,153	64.40
- Baroda Pioneer Liquid Fund - Plan A - Growth	—	—	—	1,000	61,733	9.87
- Deutsche Mutual Fund DWS Insta Cash Plus Fund Super IP	—	—	—	100	226,424	4.10
- Birla Sun Life Cash Plus - Institutional - Daily Dividend Reinvestment	1,000	3,506,043	85.00	—	—	—
- Birla Sun Life Cash Plus - Growth	100	83,834	2.00	100	93,693	2.10
- Birla Sun Life Cash Plus - Reg - Growth	100	525,274	12.74	100	1,561,843	35.00
- Birla Sun Life Cash Plus Institutional Plan Growth	—	—	—	100	490,771	11.00
- HDFC Liquid Fund - Growth	10	217,236	64.74	10	4,353,599	12.00
- HDFC Cash Management Fund - Saving Plan - Growth	—	—	—	10	3,484,143	10.15
- ICICI Prudential Liquid Regular Plan Growth	100	660,531	14.74	100	250,170	5.16
- ICICI Prudential Liquid Super IP Growth	100	5,951,986	133.02	100	1,305,857	27.00
- IDFC Cash Fund - Reg - Growth	—	—	—	1,000	64,787	11.00
- Kotak Floater - Short Term- Growth	—	—	—	1,000	15,349	3.51
- L&T Liquid Fund - Growth	—	—	—	1,000	228,209	43.71
- Reliance Liquidity Fund - Growth	1,000	8,830	2.00	—	—	—
- DSP Blackrock Liquidity Fund - Institutional Plan - Growth	—	—	—	1,000	185,838	37.12
- Reliance Liquid Fund - Treasury Plan - Inst - Growth	1,000	374,603	137.84	1,000	87,640	29.79
- Religare Liquid Fund - Growth	—	—	—	1,000	128,630	25.94
- SBI Premier Liquid Fund - Growth	—	—	—	1,000	18,719	4.10
- Religare Invesco Liquid Fund - Growth	—	—	—	1,000	36,197	6.94
- Tata Liquid Fund - Plan A - Growth	—	—	—	1,000	116,604	30.03
- UTI Liquid Cash Plan Institutional Plan - Growth	1,000	364,105	90.00	1,000	14,657	3.35
- UTI Money Market - IP - Growth	1,000	140,694	23.77	—	—	—

Total			698.90			376.27

17	Inventories

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Raw materials	1,448.13	1,437.67
Goods-in transit	1,327.86	1,329.00

	2,775.99	2,766.67

Work-in-progress	1,452.60	1,766.19
	1,452.60	1,766.19
Finished goods	244.23	206.59
	244.23	206.59
Fuel stock	203.29	258.24
Goods-in transit	79.45	164.43

	282.74	422.67

Stores and spares	260.31	278.19
Goods-in transit	10.27	1.76

	270.58	279.95

Total	5,026.14	5,442.07

For mode of valuation for each class of inventories, refer note no. 2(c)

197

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

Broad category of inventories:

			( in Crore)
Particulars		As at March 31, 2016	As at March 31, 2015
(a)	Work-in-progress
	Copper	810.31	852.75
	Slime	258.23	433.55
	Phosphoric acid	2.33	2.17
	Hydrate alumina	69.37	88.57
	Calcined alumina	121.48	113.88
	Anodes	66.09	91.17
	Hot metal	41.04	68.95
	Cast metal	1.32	4.31
	Anode butt	73.18	93.82
	Others	9.25	17.02

	Total	1,452.60	1,766.19

(b)	Finished goods
	Continuous Cast Copper Rod	15.12	2.00
	Copper Cathode	11.66	7.32
	Sulphuric Acid	1.73	1.65
	Phosphoric Acid	8.02	8.61
	Iron Ore	184.25	52.13
	Pig Iron	20.60	39.77
	Ingot	0.31	35.02
	Billet	0.48	6.09
	Wire Rod	2.06	0.74
	Others	—	53.26

	Total	244.23	206.59

18	Trade receivables

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Trade receivables outstanding for a period exceeding six months from the date they were due for payment
Unsecured, considered good	526.87	529.69
Doubtful	567.68	532.61
Less: Provision for doubtful trade receivables	(567.68)	(532.61)

Total	526.87	529.69

Other trade receivables
Unsecured, considered good	902.25	628.00
Doubtful	—	35.07
Less: Provision for doubtful trade receivables	—	(35.07)

Total	902.25	628.00

Total	1,429.12	1,157.69

198

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

19	Cash and cash equivalents

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Cash and cash equivalents (as per Accounting Standard 3 : Cash flow statements)
Balances with banks in current accounts	339.78	196.22
Bank deposits with original maturity of less than 3 months	27.01	17.70
Cash on hand	0.06	0.07

	366.85	213.99
Other bank balances
Bank deposits with original maturity of more than 12 months [a]	41.41	7.48
Bank deposits with original maturity of more than 3 months but less than 12 months [b]	187.00	225.13
Earmarked unpaid dividend accounts	47.30	17.54

Total	642.56	464.14

a	Includes 3.72 Crore (Previous year 7.46 Crore) on lien with banks and margin money 37.69 Crore (Previous year Nil).
b	Includes 187.00 Crore (Previous year 187.00 Crore) on lien with banks and margin money Nil (Previous year 38.13 Crore)

20	Short-term loans and advances

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Unsecured, considered good (unless otherwise stated)
Loans and advances to related parties [Refer Note no. 49]	613.96	343.58
Prepaid expenses	82.30	53.54
Advances / loans to employees	0.68	0.78
Sundry deposits	47.74	53.03
Balance with central excise and government authorities	352.59	471.73
Fair value derivative hedging receivable	105.04	68.73
Claims and other receivables [Refer note no. 39(b)]	133.33	410.57
Advance to suppliers	282.40	317.55
Dividend receivable	6,583.57	—
Considered doubtful	33.63	28.69
Less: Provision for doubtful loans and advances	(33.63)	(28.69)

Total	8,201.61	1,719.51

21	Other current assets

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Interest accrued on bank deposits	13.32	11.35
Unamortised expenses on borrowings	110.35	87.45
Export incentives receivable	238.14	123.82
Unbilled revenue	126.17	126.17

Total	487.98	348.79

199

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

22	Revenue from operations

		( in Crore)
Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Sale of products (gross) [a]	30,510.76	33,246.17
Sale of services
Job work	797.43	662.76
Service fees	2.77	2.35
Others	58.11	24.48
Export incentives	239.23	247.55
Other operating revenues
Unclaimed liabilities written back	37.06	18.22
Scrap sales	26.48	41.38
Sale of slag	23.44	11.25
Miscellaneous income	43.63	58.72
Gross Revenue from operations	31,738.91	34,312.88
Less: Excise duty	(1,928.29)	(1,810.47)

Net Revenue from operations	29,810.62	32,502.41

a)	Details of products sold

		( in Crore)
Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Iron ore [Traded goods of 344.55 Crore (Previous year: 10.62 Crore)]	743.00	229.91
Metallurgical coke	126.22	221.86
Pig iron	1,471.96	1,595.17
Copper concentrate (Traded goods)	111.77	—
Continuous cast copper rod	8,687.91	8,339.99
Copper cathode	6,003.91	7,942.50
Anode slime	2,735.10	2,409.55
Phosphoric acid	185.53	337.35
Sulphuric acid	281.44	248.09
Aluminium wire rods	1,962.20	2,231.77
Aluminium ingots	3,457.34	4,092.95
Aluminium billets	1,415.97	1,779.24
Power sales	2,411.87	2,564.37
Alumina [Traded goods of 723.62 Crore (Previous year: 859.60 Crore)]	735.32	859.60
Others [include sale of coal, gypsum, silicic acid etc.) [includes traded goods of 41.07 Crore (Previous year 127.59 Crore)]	181.22	393.82

Total	30,510.76	33,246.17

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

23	Other income

		( in Crore)
Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Net gain on sale of current investments	42.33	45.47
Interest income
- Bank deposits	21.27	123.87
- Loans and debentures	60.71	16.23
- Others	107.84	106.74
Dividend income
- Long term investments - subsidiaries	8,489.57	1,446.21
- Long term investments - others	0.32	0.14
Net gain on foreign currency transactions and translations	0.52	—
Profit on sale of fixed assets (net)	0.88	—
Other non operating income[a]	100.38	270.20

Total	8,823.82	2,008.86

a)	Includes Foreclosure income of Nil (Previous year: 200.00 Crore) from a subsidiary company consequent to early redemption of investment in preference shares of the subsidiary.

24	Cost of materials consumed

		( in Crore)
Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Material consumed:
Copper concentrate	13,650.24	15,200.00
Rock Phosphate	127.91	191.21
Iron ore	210.48	401.59
Alumina	1,176.96	828.83
CP Coke	416.28	431.77
Coal Tar Pitch	137.32	211.69
Aluminium Fluoride	80.47	77.58
Caustic	310.68	278.55
Bauxite	739.34	883.83
Others	314.32	344.64

Total	17,164.00	18,849.69

25	Purchases of stock-in-trade

		( in Crore)
Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Coal	30.13	126.85
Iron ore	171.61	10.62
Alumina	721.07	860.25
Copper concentrate	111.52	—
Others	10.91	0.74

Total	1,045.24	998.46

201

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

26	Changes in inventories of finished goods, work-in-progress and stock-in-trade

		( in Crore)
Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Opening Stock:
Finished Goods	172.85	489.81
Work-in-progess	1,655.52	1,897.61

	1,828.37	2,387.42
Less: transferred to Loans and advances pursuant to Supreme Court Order dated April 21, 2014 [Refer Note no. 39 (a)]	—	(295.25)

	1,828.37	2,092.17

Closing Stock
Finished Goods [a]	244.23	172.85
Work-in-progess [b]	1,452.60	1,655.52

	1,696.83	1,828.37

Net decrease/ (increase)	131.54	263.80

a	Excludes stock of Nil (Previous year 33.74 Crore) relating to trial production of intermediate products for Aluminium Plant, which is being capitalised.
b	Excludes inventories of Nil (Previous year 110.67 Crore) of work-in-progress relating to trial production of intermediate products, which is being capitalised.

27	Employee benefits expense [a]

		( in Crore)
Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Salaries and Wages (Refer note no. 46) [b,c]	532.82	574.82
Contributions to provident and other funds	26.28	34.00
Staff welfare expenses	44.43	41.31

Total	603.53	650.13

a.	Net of recoveries

b.	In view of the inadequacy of profits for FY 2013-14, the remuneration paid to the Executive Chairman of the Company was in excess of the limits specified in Section 198 read together with Schedule XIII of the erstwhile Companies Act, 1956. Basis legal advice, the Company had approached the Ministry of Corporate Affairs (MCA), for waiver of excess remuneration on the grounds that the excess has arisen purely on account of the Scheme of Arrangement and Amalgamation. MCA has advised the Company to seek approval of the Shareholders by way of Special Resolution as the earlier resolution was by way of Ordinary Resolution.
The Company will be seeking the Shareholders approval at the ensuing Annual General Meeting (AGM) and then approach the MCA for approval.

c.	The Company offers equity-based award plans to its employees, officers and directors through its parent, Vedanta Resources Plc (the “Parent”), [The Vedanta Resources Long-Term Incentive Plan (“LTIP”), Employee Share Ownership Plan (“ESOP”), Performance Share Plan (“PSP”) and Deferred Share Bonus Plan (“DSBP”)]

During the year, the PSP is the primary arrangement under which share-based incentives are provided to the defined management group, previously these awards were granted on a similar basis under the LTIP. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the individual fixed salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the PSP and LTIP is that of Parent’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the competitor companies as defined in the scheme from the date of grant. Initial awards under the LTIP were granted in February 2004 and subsequently further awards were granted in the respective years until 2012-13. Additionally, PSP vesting conditions includes continued employment with the Group till the date of vesting. Initial awards under the PSP were granted in November 2014 and subsequently in December 2015. The awards are indexed to and settled by Parent shares. The awards have a fixed exercise price denominated in Parent’s functional currency of 10 US cents per share, the performance period of each award is three years and are exercisable within a period of six months from the date of vesting beyond which the option lapse.

202

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Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

The Parent has also granted awards under the ESOP scheme that shall vest based on the achievement of business performance in the performance period. The vesting schedule is staggered over a period of three years. Under these schemes the Parent is obligated to issue the shares.

Further, in accordance with the terms of the agreement between the Parent and the Company, the fair value of the awards as on the grant date is recovered by the Parent from the Company and its subsidiaries.

In 2015, Vedanta introduced the DSBP, with initial awards being made in May 2015 and August 2015.

Under the plan, a portion of the annual bonus is deferred into shares and the awards granted under this scheme are not subject to any performance conditions. The vesting schedule is staggered over a period of two or three years. In case of DSBP, the shares are purchased from open market and allotted to employees, officers and directors.

Amount recovered by the Parent and recognized by the Company in the Statement of Profit and Loss (net of capitalisation) for the year ended March 31, 2016 is 33.04 Crore (Previous year 60.43 Crore). The Company considers these amounts as not material and accordingly has not provided further disclosures.

28	Finance costs

		( in Crore)
Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Interest expense	2,866.96	2,939.75
Other borrowing costs (including forward premium)	541.75	563.70
Net loss on foreign currency transactions and translation	132.65	152.48

Total	3,541.36	3,655.93

29	Other expenses

		( in Crore)
Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Consumption of stores and spare parts	542.01	605.65
Water Charges	101.62	101.25
Repairs to machinery	269.19	313.50
Repairs to building	31.89	34.39
Repairs others	27.17	22.00
Mine expenses	189.41	123.50
Warfage, tonnage, handling and shipping expenses	60.88	—
Excise duty [a]	(0.98)	(6.18)
Royalty	115.01	0.95
Rates and taxes	11.20	13.41
Rent	9.95	7.94
Insurance	47.52	52.13
Conveyance and travelling expenses	23.57	25.77
Loss on sale of fixed asset (net)	—	1.22
Directors sitting fees and commission	2.40	2.29
Payment to auditors [b]	7.90	7.73
Provision for doubtful trade Receivables / advances	5.01	320.40
Carriage outward	262.63	232.59
Commission on sales	5.39	3.45
Cess on power sale	23.15	24.73
Power scheduling/unscheduling charges	78.61	0.11
Net loss on foreign currency transactions and translations	—	0.81
Export duty	24.98	13.16
General expenses [Refer note no. 46]	760.56	777.84

Total	2,599.07	2,678.64

a	Represents the aggregate of excise duty borne by the Company and difference between excise duty on opening and closing stock of finished goods.
b	Payment to auditors comprise of:

203

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

			( in Crore)
Particulars		Year ended March 31, 2016	Year ended March 31, 2015
(i)	To statutory auditors
	For statutory audit and other audit services	6.66	6.29
	For taxation matters	—	0.30
	Certification services	0.53	0.17
	Reimbursement of expenses	0.55	0.84
(ii)	To cost auditors for cost audit	0.16	0.13

	Total	7.90	7.73

30.	Exceptional items

		( in Crore)
Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Voluntary retirement expenses	23.78	—
Provision for impairment of Capital work-in-progress [a]	115.44	—
Provision for diminution in value of investments [b,c]	2,351.19	2.43

Total	2,490.41	2.43

a)	Provision for impairment of Capital work-in-progress includes non-cash provision during the year ended March 31, 2016 of 115.44 Crore against idle plant and equipments and building at Bellary, Karnataka.
b)	Provision for diminution in value of investments includes non-cash provision during the year ended March 31, 2016 of 1,224.85 Crore and 1,126.34 Crore for decline, other than temporary, in the carrying amount of investments in Cairn India Limited and Bloom Fountain Limited, respectively.

Provision for investment in Cairn India Limited was triggered by the significant fall in the crude oil prices, prevailing discount of Rajasthan crude and adverse long term impact of revised cess. Provision for investment in Bloom Fountain Limited was as a result of underlying assets of Western Cluster Limited, due to low iron ore prices and geo-political factors resulting in continued uncertainty in the project.

c)	Provision recognised during the year ended March 31, 2015 in respect of investment in coal block allotted to the Company due to cancellation of coal blocks by the Supreme Court of India.

31	Earnings per equity share

	( in Crore except as stated)
Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Profit after tax attributable to equity share holders for Basic EPS	5,471.88	1,927.20
Profit after tax attributable to equity share holders for Diluted EPS *	5,471.88	1,927.20
Weighted Average no. of equity shares outstanding during the year
for Basic EPS (Nos)	2,965,004,871	2,965,004,871
for Diluted EPS (Nos)*	2,965,004,871	2,965,004,871
Basic EPS (in )	18.45	6.50
Diluted EPS (in )*	18.45	6.50
Nominal Value per Share (in )	1.00	1.00

*	During the previous year the effect of potential equity shares on account of FCCBs was anti-dilutive and hence the same was not considered in calculating the diluted EPS.

32	During the year ended March 31, 2016, pursuant to verdict of Hon’ble Supreme Court of India in May, 2015 in the case of a subsidiary of the Company, upholding the applicability of Renewable Power Obligations to thermal captive power plants, the Company has recognised a provision under “Power and fuel charges” of 108.64 Crore for the period till March 31, 2015 relating to its operations which are subject to similar State regulations.
33	Amalgamation schemes

a)	The Board of Directors of the Company at their meeting held on June 14, 2015 had approved the Scheme of Arrangement with effect from April 1, 2015 or such date as may be approved by the High Court (the “Scheme”), between the Company and Cairn India Limited and their respective shareholders and creditors, subject to regulatory and other approvals. On September 10, 2015, BSE Limited and the National Stock Exchange of India Limited has issued the ‘No adverse observation’ letter to the Scheme. The Company will approach the High Court for fixing the date of shareholders and creditors meeting in due course.

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Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

b)	The Board of Directors in its meeting held on April 29, 2014, had approved the merger of Goa Energy Limited and Sterlite Infra Limited with the Company with effect from the appointed date of April 1, 2014. The Schemes of Amalgamation amongst Goa Energy Limited (GEL), Sterlite Infra Limited (SIL) (fully owned subsidiary companies) and Vedanta Limited were sanctioned by the High Court of Judicature of Bombay at Goa vide its order dated March 12, 2015 and High Court of Madras vide its order dated March 25, 2015 respectively. The Schemes became effective from March 24, 2015 for Vedanta and GEL and from April 8, 2015 for Vedanta and SIL, being the date of filing the respective orders with the Registrar of Companies. The above Schemes were given effect to in the financial statements for the year ended March 31, 2015.

34	Employee benefits

The obligation for short term compensated absences is recognised on an undiscounted basis for the portion of accumulated leave which an employee can encash.

Defined contribution plan:

		( in Crore)
Particulars	2015-16	2014-15
Employer’s contribution to provident fund and family pension fund	15.54	18.11
Employer’s contribution to superannuation fund	5.69	6.88

The provident fund of the Iron Ore division is exempted under section 17 of Employees Provident Fund Act, 1952. Conditions for grant of exemption stipulates that the employer shall make good deficiency, if any, between the return guaranteed by the statute and actual earning of the Fund. Based on the Guidance Note from The Institute of Actuaries- Valuation of Interest Guarantees on Exempt Provident Funds under AS 15 (Revised 2005)- for actuarially ascertaining such interest liability, there is no interest shortfall that is required to be met by the Company as of March 31, 2016. Having regard to the assets of the Fund and the return on the investments, the Company does not expect any deficiency in the foreseeble future.

Defined benefit plan:

The disclosures regarding the Company’s gratuity plan (funded) is as follows:

The employees’ gratuity fund scheme (a defined benefit plan) is managed by Life Insurance Corporation of India (LIC) and ICICI Prudential Life Insurance Company Limited. The present value of obligation is determined based on actuarial valuation using projected unit credit method, which recognize each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation.

Actuarial assumptions

		( in Crore)
Particulars	2015-16	2014-15
Salary growth	5.50% - 7%	5.25% - 7%
Discount rate	8.0%	7.80%
Expected return on plan assets	8.0% - 8.80%	8.3% - 9.25%
Mortality table	IALM (2006 - 08)	IALM (2006 - 08)

		( in Crore)
Particulars	2015-16	2014-15
Expenses recognised in the income statement
Current service cost	6.06	6.14
Interest cost	6.51	7.00
Expected return on plan assets	(5.74)	(5.89)
Net actuarial (gains)/losses recognised in the year	(1.78)	4.98

Total (Gross of Recoveries)	5.05	12.23

205

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

		( in Crore)
Particulars	2015-16	2014-15
Movement in present value of defined benefit obligation
Obligation at the beginning of the year	83.57	77.68
Add: Pursuant to Scheme of Amalgamation [Refer note no. 33(b)]	—	0.11
Current service cost	6.06	6.14
Interest cost /(gain)	6.51	7.00
Actuarial loss/(gain) on obligation	(1.33)	4.21
Benefits paid	(21.74)	(11.57)

Obligation at the end of the year	73.07	83.57

		( in Crore)
Particulars	2015-16	2014-15
Movement in present value of plan assets
Fair value at the beginning of the year	70.84	66.02
Expected returns on plan assets	5.74	5.89
Contribution	6.03	11.27
Actuarial gains and (losses)	0.45	(0.77)
Benefits paid	(21.74)	(11.57)

Fair value at the end of the year	61.32	70.84

Amount recognised in the balance sheet

Particulars	2015-16	2014-15	2013-14	2012-13	2011-12
Present value of obligations at the end of the year	73.07	83.57	77.68	42.73	41.06
Less: Fair value of plan assets at the end of the year	(61.32)	(70.84)	(66.02)	(36.30)	(33.34)

Net liability recognised in the balance sheet	11.75	12.73	11.66	6.43	7.72

Experience adjustment on actuarial Gain/(Loss)
Plan liabilities	0.47	26.84	12.64	1.05	0.79
Plan assets	(0.11)	14.86	19.25	0.22	1.03

Notes:

In the absence of detailed information regarding Plan assets which is funded with Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited, the composition of each major category of plan assets, the percentage or amount for each category to the fair value of plan assets has not been disclosed.

The contribution expected to be made by the Company during FY 2016-17 is 11.97 Crore.

The estimate of future salary growth considered in the actuarial valuation, takes into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above is certified by the actuary.

35

The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) had been sanctioned by the Honorable High Court of Madras and the Honorable High Court of Judicature of Bombay at Goa. The Scheme had been given effect to in the year ended March 31, 2014.

Subsequent to, the effectiveness of the Scheme, the Commissioner of income tax, Goa and the Ministry of Corporate Affairs have challenged the order of the High Court of Judicature of Bombay at Goa by way of a Special Leave Petition before the Supreme Court. Further, a creditor and a shareholder have challenged the order of the High Court of Madras. The said petitions are pending for hearing and admission.

36	a)	Lanjigarh project

The Company has signed a Memorandum of Understanding (MoU) with the Government of Odisha for the supply of bauxite for the alumina plant at Lanjigarh. The Company has also entered into a separate MOU and Joint Venture (JV) Agreement with Orissa Mining Corporation (OMC) for supply of bauxite. During the year, OMC has, by a separate action, terminated the JV Agreement for which the Company is pursuing the appropriate course of action.

The Company is presently sourcing bauxite from alternate sources including imports. The Company is also looking at bauxite mines which may come up for auction and at other alternatives.

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Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

	b)	Expansion of Alumina Refinery

During the year, the Company has received the necessary approvals for expansion of the Lanjigarh refinery to 4 million tonnes per annum (MTPA). Approval for expansion from 4 MTPA to 6 MTPA is dependent upon certain conditions. Accordingly, second stream operation has commenced in Alumina refinery from April 2016 thus, taking it to the debottlenecked capacity of 1.7—2.0 MTPA (contingent on bauxite quality). Further ramp up to 4 MTPA will be considered after tying up the local bauxite sources.

37	The Company had entered into an EPC contract with SEPCO Electric Power Construction Corporation (SEPCO) for setting up 1,980 MW Independent Power Plant at Talwandi, Punjab. The said contract has been novated in the name of Talwandi Sabo Power Limited (TSPL) by virtue of a novation agreement dated November 17, 2009 between the Company, TSPL and SEPCO and all rights and obligations of the Company have been assigned to TSPL by virtue of the novation agreement. The Company has guaranteed to SEPCO to discharge TSPL’s obligation, including right of recourse to the Company under the guarantee, in case of failure of TSPL to perform its obligations under the EPC contract.

38

The Company has subscribed to the memorandum of association of M/s Rampia Coal Mines and Energy Private Limited, a joint venture company incorporated in India under the Companies Act for the purpose of development of coal block. The Company had invested in 2.43 Crore equity shares of 1 each amounting to 2.43 Crore representing 17.39% of the total equity shares. During the previous year provision of 2.43 Crore was recognised in respect of such investment due to cancellation of coal blocks by the Supreme Court of India.

Following is the information pertaining to the Company’s interest in the above jointly controlled entity as extracted from the financial information of the jointly controlled entity.

		( in Crore)
Particulars	2015-16	2014-15
Assets	2.57	2.45
Liabilities	0.32	0.20
Equity contribution	2.43	2.43
Deficit in Statement of Profit and Loss	0.18	0.18

39	Goa mining:

	a)	The Honourable Supreme Court (Supreme Court) vide its judgment dated April 21, 2014 had lifted the ban on mining in the State of Goa, subject to certain conditions. It has also directed that out of the sale proceeds of the e-auction of excavated ore, leaseholders to be paid average cost of excavation of iron ore as determined by the State Government, and the balance amounts are to be allocated amongst various affected stakeholders and unallocated amounts to be appropriated by the State Government. In pursuance of the said judgement, the State Government of Goa has on October 1, 2014 announced the Goa Grant of Mining Leases Policy, 2014 and has renewed the mining leases. The Government of Goa has vide its order dated January 15, 2015 revoked its earlier order on temporary suspension of mining operations in the State of Goa. The Company has obtained consent to operate from Goa State Pollution Control Board and mining plan approvals from Indian Bureau of Mines for all its leases. Accordingly, the Company has commenced mining operations in Goa.

In view of the Supreme Court judgment designating the State Government as owners of the ore and mine lessees entitled to reimbursement of the average cost of excavation and based on rules framed for auction of such ore, during the previous year inventories of carrying value of 295.25 Crore had been reclassified from ‘Inventories’ to “Claims and other receivables” under the head “Short term loans and advances” as at March 31, 2015.

b)	Pursuant to the judgment of the Supreme Court dated April 21, 2014, in determining the average cost of excavation as referred above, the Directorate of Mines and Geology (DMG) of the State of Goa has on September 2, 2015, notified 250 per ton (aggregating 44.53 Crore recorded as “Claims and other receivables” under “Short term loans and advances” in note 20) as the average cost of excavation payable to the respective lease holders, sister concerns or traders. Based on a legal opinion, the management of the Company is exploring future course of action and considering the merits of the case, no provision is considered necessary against the balance amount of 178.53 Crore recorded as “Claims and other receivables” under “Long term loans and advances” in note 14.

207

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

40	Disclosures under Section 22 of the Micro, Small and Medium Enterprises Development Act 2006

( in Crore)
Particulars		As at March 31, 2016	As at March 31, 2015
(i)	Principal amount remaining unpaid to any supplier as at the end of the accounting year	22.92	21.05
(ii)	Interest due thereon remaining unpaid to any supplier as at the end of the accounting year	—	—
(iii)	The amount of interest paid along with the amounts of the payment made to the supplier beyond the appointed day	—	—
(iv)	The amount of interest due and payable for the year	—	—
(v)	The amount of interest accrued and remaining unpaid at the end of the accounting year	—	—
(vi)	The amount of further interest due and payable even in the succeeding year, until such date when the interest dues as above are actually paid	—	—

Dues to micro and small enterprises have been determined to the extent such parties have been identified on the basis of intimation received from the “suppliers” regarding their status under the Micro, Small and Medium Enterprises Development Act, 2006.

41	Imported and indigenous materials consumed

	Year ended March 31, 2016		Year ended March 31, 2015
Particulars	( in Crore)%		( in Crore)%
Raw materials:
Imported	15,781.55	91.95	17,283.08	91.69
Indigenous	1,382.45	8.05	1,566.61	8.31

	17,164.00	100.00	18,849.69	100.00

Stores and spare parts:
Imported	74.10	13.67	87.92	14.52
Indigenous	467.91	86.33	517.73	85.48

	542.01	100.00	605.65	100.00

42	CIF value of imports

		( in Crore)
Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Raw materials (including in transit)	14,889.13	17,660.23
Components and spare parts (including in transit)	142.01	93.98
Fuel (including in transit)	875.52	1,312.33
Capital goods	15.00	11.30

Total	15,921.66	19,077.84

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Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

43	Expenditure in foreign currency

( in Crore)
Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Finance cost	149.64	273.54
Professional and consultation fees	11.44	16.42
Services related to fixed assets	16.99	21.10
Foreign travel, subscription, etc.	1.31	3.04
Technical service charges	2.65	2.51
Long-term incentive scheme	35.79	67.24
Incidental damages to ASARCO	—	8.45
Demurrage	—	0.15
Ocean freight	64.68	25.32
Repair and Maintenance	32.92	25.34
Others	42.77	15.41

Total	358.19	458.52

44	Earnings in foreign currency

( in Crore)
Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Export of goods calculated on FOB basis	11,186.87	14,423.80
Service fees	2.77	2.35
Others (ADS reimbursement from CITI etc.)	22.19	3.03

Total	11,211.83	14,429.18

45	Particulars of dividend paid to non-resident shareholders in foreign currency

( in Crore)
Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Number of Shareholders	4	4
a) Number of Shares held	1,764,165,424	—
2015-16 (Interim)-( in Crore)@	617.46	—
b) Number of Shares held	1,764,165,424	—
2014-15 (Final)-( in Crore)#	414.58	—
c) Number of Shares held	—	1,764,165,424
2014-15 (Interim)- ( in Crore)	—	308.73
d) Number of Shares held	—	1,691,621,175

2013-14 (Final)- ( in Crore)	—	296.03

@	Includes 15.52 Crore which has not been remitted due to pending legal issue.

#	Includes 10.42 Crore which has not been remitted due to pending legal issue.

46	The Company has incurred an amount of 17.54 Crore (Previous year 25.50 Crore) towards Corporate Social Responsibility as per Section 135 of the Companies Act, 2013 and is grouped in the financial statements as mentioned below:

		( in Crore)
Particulars			Year ended March 31, 2016	Year ended March 31, 2015
a)	Gross amount required to be spent by the Company during the year		Nil	Nil
b)	Amountspent during the year on
	i)	Capital work-in-progress (Refer note no. 12)	0.03	0.31
	ii)	General expenses (Refer note no. 29)	16.69	23.98
	iii)	Salaries and wages (Refer note no. 27)	0.82	1.21

Total			17.54	25.50

209

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

47	A)	Contingent liabilities

		( in Crore)
			As at March 31, 2016	As at March 31, 2015
(a)	Disputedliabilities in appeal:
	(i)	Income tax demands principally in respect of depreciation consequent to block assessment, disallowance of short term capital loss, disallowance of commission on sales paid to non resident, Section 14A, demurrage, Section10B deduction and additional depreciation on plant and machinery.	806.55	1,209.63
	(ii)	Sales tax demands relating to tax on Freight and Entry Tax on imported goods	817.99	687.20
	(iii)	Excise duty relating to disputes in respect of dutiability and availing of cenvat credit on certain capital goods and other inputs.	73.22	160.42
	(iv)	Service tax demands for certain services rendered	38.42	39.83
	(v)	Custom duty relating to differential export duty on export shipments	36.79	36.79
	(vi)	FERA/FEMA matters relating to disputes in respect of certain investments into the Company	25.20	59.90
	(vii)	Forest development tax levied by Government of Karnataka	297.80	297.80
	(viii)	Cess on transportation of Ore, coal and coke levied by Government of Goa under the Goa Rural and Development and Welfare Cess Act, 2000 (Goa Act 29 of 2000)	98.44	109.38
	(ix)	Royalty demand in Karnataka	12.11	12.11
	(x)	Other matters principally related to Building Cess under Building and Construction Workers (RECS) Act, 1996 and corresponding Welfare Cess Act, 1996	11.07	11.07
(b)	Claims against the Company not acknowledged as debts principally related to commercial and employment contracts, stacking charges, dead rent on deemed mining leases and royalty.		336.00	400.93

(c)	Estimated cost of variation in copper and precious metals quantity due to adjustments done based on metal contents as per laboratory assessments pending receipt of final invoice amounts to 22.97 Crore (Previous year 46.13 Crore).

(d)	Shenzhen Shandong Nuclear Power Construction Co. Limited (‘SSNP’) subsequent to terminating the EPC contract invoked arbitration as per the contract alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for refinery expansion project, and filed a claim of 1,668.56 Crore. Based on the assessment, the Company had booked the liability for 195.73 Crore in earlier years and continues to defend the balance claims. The Company has also filed a counter claim of 2,458.00 Crore delays caused for which SSNP is responsible. SSNP has also filed a petition under Section 9 of the Arbitration and Conciliation Act, 1996 before the Bombay High Court praying for interim relief seeking restrain order on encashment of Advance Bank Guarantee (ABG), injunction from disposing or creating third party right over Plant & Machinery (P&M) at the project site and security for the amount due under the contract. The Bombay High Court initially dismissed their petition, but on a further appeal by SSNP, the Division Bench of the Bombay High Court directed the Company to deposit a bank guarantee for an amount of 187.00 Crore as a security, being a prima facie representation of the claim, until arbitration proceedings are completed. The Company has deposited a bank guarantee of equivalent amount to the satisfaction of the Prothonotary, Bombay High Court. Moreover, the SSNP’s Application under Section 31(6) of Arbitration Act for Interim Award of 202.00 Crore was also disallowed by the majority bench of the tribunal as pre-mature and unjustified. The matter has now gone into trial and is still in the very early stages of evidence. Management is of the opinion that this claim is not valid under the terms of the contract with SSNP and it is unlikely that SSNP can legally sustain the claim and accordingly, no provision is considered necessary.

(e)	Future cash flows in respect of the above, if any, is determinable only on receipt of judgement/decisions pending with relevant authorities. The Company does not expect the outcome of matters stated above to have a material adverse effect on the Company’s financial condition, result of operations or cash flows.

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Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

B)	Capital and other commitments

		( in Crore)
	As at March 31, 2016	As at March 31, 2015
(a) Capital commitments
Estimated amount of contracts remaining to be executed on Capital account and not provided for (net of advances).	3,340.67	3,238.80
(b) Uncalled liability on shares and other investment commitments	1,614.30	1,627.37
(c) Other commitments
(i) The Company has given corporate guarantees to banks/ financial Institutions on behalf of subsidiaries/ associates [Refer Note 49 (xi)(h)]	10,648.61	7,717.98
(ii) Export obligations against the import licenses taken for import of capital goods under the Export Promotion Capital Goods Scheme and advance license scheme for import of raw material	8,430.51	10,337.03
(iii) Customs duty bonds	122.66	175.95

(d)	Power Division of the Company has signed a long term power purchase agreement (PPA) with Gridco Limited for supply of 25% of power generated from the power station with additional right to purchase power (5%/7%) at variable cost as per the conditions referred to in PPA . The PPA has a tenure of twenty five years.

C)	In an appeal filed by the Company against the closure order of the Tuticorin Copper smelter by Tamil Nadu Pollution Control Board (“TNPCB”), the appellate authority the National Green Tribunal, Delhi (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013. The Expert Committee submitted a report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on July 15, 2013 that the Copper smelter could continue its operations. NGT vide its final Judgment dated August 8, 2013 made its interim order dated May 31, 2013 absolute and directed that the recommendations made by the Expert Committee be implemented in a time bound manner. The Company has implemented all of the recommendations and copper smelter has been operating normally. TNPCB has filed appeals against the interim and final orders of the NGT before the Supreme Court of India which are yet to be listed for hearing.
D)	The Central Excise Department had, in June 2010, alleged violation of Advance license conditions for the period 2005-2009 on the Company. Show cause notice in this regard has been served on the Company. The Company has filed a writ petition to quash the Show Cause Notice on recoveries / further proceedings from the Honourable Madras High Court, Madurai Bench in this matter. The matter was heard on March 02, 2016 by Honourable Madras High Court, Madurai Bench and the order is yet to be received. The Company has also been legally advised that the alleged charges are not legally sustainable and there is no financial liability on the Company.

E)	Except as described above, there are no pending litigations which the Company believes could reasonably be expected to have a material adverse effect on the results of operations, cash flow or the financial position of the Company.

211

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

48	Segment Information as per Accounting Standard 17 on Segment Reporting for the year ended March 31, 2016

I)	Information about Primary Business Segments

																( in Crore)
	Business Segments
Particulars	Copper		Aluminium		Iron Ore		Power		Others		Unallocated		Eliminations		Total
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Revenue
External revenue	18,784.32	20,104.96	8,231.70	9,686.10	798.82	254.27	2,166.93	2,276.17	1,626.53	1,861.81	—	—	—	—	31,608.30	34,183.31
Inter segment revenue	—	—	—	—	47.02	12.68	41.44	107.54	537.66	566.15	—	—	(626.12)	(686.37)	—	—
Gross turnover	18,784.32	20,104.96	8,231.70	9,686.10	845.84	266.95	2,208.37	2,383.71	2,164.19	2,427.96	—	—	(626.12)	(686.37)	31,608.30	34,183.31
Less: Excise duty recovered on sales	1,140.14	1,086.83	637.47	591.39	—	—	—	—	150.68	132.25	—	—	—	—	1,928.29	1,810.47

Total revenue	17,644.18	19,018.13	7,594.23	9,094.71	845.84	266.95	2,208.37	2,383.71	2,013.51	2,295.71	—	—	(626.12)	(686.37)	29,680.01	32,372.84

Results
Segment result	2,147.33	1,722.14	182.28	1,701.91	23.11	(216.84)	74.36	157.01	285.72	321.31	—	—	—	—	2,712.80	3,685.53
Unallocated corporate expenses	—	—	—	—	—	—	—	—	—	—	24.95	68.56	—	—	24.95	68.56
Operating profit/(loss)	2,147.33	1,722.14	182.28	1,701.91	23.11	(216.84)	74.36	157.01	285.72	321.31	(24.95)	(68.56)	—	—	2,687.85	3,616.97
Less: Finance costs	—	—	—	—	—	—	—	—	—	—	3,541.36	3,655.93	—	—	3,541.36	3,655.93
Add : Other income	—	—	—	—	—	—	—	—	—	—	8,823.82	2,008.86	—	—	8,823.82	2,008.86
Less: Income tax (including deferred tax)	—	—	—	—	—	—	—	—	—	—	8.02	40.27	—	—	8.02	40.27
Less: Exceptional items	—	—	—	—	130.66	—	—	2.43	8.56	—	2,351.19	—	—	—	2,490.41	2.43
Net Profit/(Loss)	2,147.33	1,722.14	182.28	1,701.91	(107.55)	(216.84)	74.36	154.58	277.16	321.31	2,898.30	(1,755.90)	—	—	5,471.88	1,927.20
Other information																—
Segment Assets	7,481.06	6,607.00	32,688.39	30,871.24	2,063.55	1,851.99	9,629.09	7,901.93	1,157.96	1,385.91	—	—	—	—	53,020.05	48,618.07
Unallocated Corporate Assets	—	—	—	—	—	—	—	—	—	—	42,959.18	29,916.33	—	—	42,959.18	29,916.33

Total assets	7,481.06	6,607.00	32,688.39	30,871.24	2,063.55	1,851.99	9,629.09	7,901.93	1,157.96	1,385.91	42,959.18	29,916.33	—	—	95,979.23	78,534.40

Segment Liabilities	5,291.44	2,227.38	2,003.74	1,818.25	555.47	297.85	341.65	403.92	228.71	194.23	—	—	—	—	8,421.01	4,941.63
Unallocated Corporate Liabilities	—	—	—	—	—	—	—	—	—	—	43,649.66	39,534.90	—	—	43,649.66	39,534.90

Total liabilities	5,291.44	2,227.38	2,003.74	1,818.25	555.47	297.85	341.65	403.92	228.71	194.23	43,649.66	39,534.90	—	—	52,070.67	44,476.53

Capital Expenditure	103.07	84.01	427.74	367.72	15.94	80.14	49.96	10.70	37.70	30.34	4.24	4.84	—	—	638.65	577.75
Depreciation & Amortisation	184.49	142.28	573.73	468.04	79.36	95.57	327.64	263.43	45.47	34.30	7.28	8.05	—	—	1,217.97	1,011.67
Non-cash Expenditure other than depreciation	—	—	—	14.94	4.95	—	—	305.46	0.06	—	—	—	—	—	5.01	320.40

(i)	Segments have been identified and reported taking into account, the nature of risks and returns, the organisation structure and the internal reporting system. The main business segments are (a) Copper which consist of manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (b) Iron ore (c) Aluminium which consist of manufacturing of alumina and various aluminium products (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment which comprise of pig iron and metallurgical coke.

(ii)	Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and unallocated corporate liabilities respectively.

212

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Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

II)	Information about secondary segment

		( in Crore)
Geographical Segment	Current Year	Previous Year
Revenue by geographical segment
India	18,091.42	18,070.99
Outside India	11,588.59	14,301.85

Total	29,680.01	32,372.84

Carrying Amount of Segment Assets
India	53,020.05	48,618.07
Outside India	—	—

Total	53,020.05	48,618.07

Segment Capital Expenditure
India	634.41	572.91
Outside India	—	—

Total	634.41	572.91

Reconciliation between segment revenue and enterprise revenue

		( in Crore)
Particulars	Current Year	Previous Year
Segment Revenue (net of excise duty)
- Iron Ore	845.84	266.95
- Copper	17,644.18	19,018.13
- Aluminium	7,594.23	9,094.71
- Power	2,208.37	2,383.71
- Others	2,013.51	2,295.71
- Inter Segment Revenue	(626.12)	(686.37)

Total Segment Revenue	29,680.01	32,372.84
Enterprise Revenue
Revenue from operations (net)	29,810.62	32,502.41
Less: Other operating revenues	(130.61)	(129.57)

Total Segment Revenue	29,680.01	32,372.84

49	Related Party disclosures

List of related parties and relationships

A)	Entities controlling the Company (Holding Companies)

Volcan Investments Limited

(Ultimate Holding Company)

Intermediate Holding Company

Finsider International Company Limited

Richter Holdings Limited

Twin Star Holdings Limited

Vedanta Resources Cyprus Limited

Vedanta Resources Finance Limited

Vedanta Resources Holdings Limited

Vedanta Resources Plc

Welter Trading Limited

Westglobe Limited

Chairman Emeritus

Mr. Anil Agarwal

213

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NOTES

forming part of the financial statements as at and for the year ending March 31, 2016

B)	Fellow Subsidiaries (with whom transactions have taken place)

Konkola Copper Mines Plc

Sterlite Grid Limited

Sterlite Iron and Steel Company Limited

Sterlite Technologies Limited

C)	Associates

Gaurav Overseas Private Limited

Raykal Aluminium Company Private Limited

RoshSkor Township (Proprietary) Limited

D)	Subsidiaries

Amica Guesthouse (Proprietary) Limited

Bharat Aluminium Company Limited

Black Mountain Mining (Proprietary) Limited

Bloom Fountain Limited

Cairn Energy Australia Pty Limited

Cairn Energy Discovery Limited

Cairn Energy Gujarat Block 1 Limited

Cairn Energy Holdings Limited

Cairn Energy Hydrocarbons Limited

Cairn Energy India Pty Limited

Cairn Exploration (No. 2) Limited

Cairn Exploration (No. 7) Limited@@

Cairn Exploration (No. 6) Limited@

Cairn India Holdings Limited

Cairn India Limited

Cairn Lanka (Private) Limited

Cairn South Africa Proprietary Limited

CIG Mauritius Holdings Private Limited

CIG Mauritius Private Limited

Copper Mines of Tasmania Pty Limited

Fujairah Gold FZC

Hindustan Zinc Limited

Killoran Lisheen Finance Limited

Killoran Lisheen Mining Limited

Lakomasko B.V.

Lisheen Milling Limited

Malco Energy Limited

Maritime Ventures Private Limited

THL Zinc Limited

THL Zinc Namibia Holdings (Proprietary) Limited

THL Zinc Ventures Limited

Twin Star Energy Holdings Limited

Twin Star Mauritius Holdings Limited

Vedanta Exploration Ireland Limited

Vedanta Lisheen Holdings Limited

Vedanta Lisheen Mining Limited

Vizag General Cargo Berth Private Limited

Western Cluster Limited

Monte Cello B.V. (MCBV)

Namzinc (Proprietary) Limited

Paradip Multi Cargo Berth Private Limited

Pecvest 17 Proprietary Limited

Rosh Pinah Health Care (Proprietary) Limited

Sesa Mining Corporation Limited

Sesa Resources Limited

Skorpion Mining Company (Proprietary) Limited

Skorpion Zinc (Proprietary) Limited

Sterlite (USA) Inc.

Sterlite Infraventures Limited

Sterlite Ports Limited

Talwandi Sabo Power Limited

Thalanga Copper Mines Pty Limited

THL Zinc Holding B.V.

E)	Key Management Personnel

Mr. Navin Agarwal

Mr. Tarun Jain

Mr. Thomas Albanese

Mr. D.D. Jalan

F)	Relatives of Key Management Personnel

Mr. Naivaidya Agarwal (Son of Mr. Navin Agarwal)

Mr. Dwarka Prasad Agarwal (Father of Mr. Navin Agarwal)

G)	Others

Anil Agarwal Foundation Trust

Vedanta Foundation

Sesa Community Development Foundation

Rampia Coal Mines & Energy Private Limited (Jointly controlled entity)

@	Dissolved during the year
@@	Dissolved subsequent to the year end

214

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Standalone

NOTES

forming part of the financial statements as at and for the year ending March 31, 2016

H)	Transactions / Balances with related parties

																( in Crore)
				Holding Companies		Fellow Subsidiary		Subsidiaries		Associates		Key Management Personnel		Relatives of Key Management Personnel		Others		Total
				Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous	Current	Previous
				Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
Income:
(i)	Revenue from Operations			—	—	776.10	686.62	3,123.54	3,541.69	—	—	—	—	—	—	—	—	3,899.64	4,228.31
(ii)	Rendering of Service
	a)	Interest and Guarantee Commission		—	—	1.97	4.15	66.48	17.37	—	—	—	—	—	—	—	—	68.40	21.52
	b)	Dividend income		—	—	0.29	0.14	8,489.57	1,446.21	—	—	—	—	—	—	—	—	8,489.86	1,446.35
	c)	Outsourcing service fees		2.77	2.35	—	—	—	—	—	—	—	—	—	—	—	—	2.77	2.35
	d)	Other non-operating income		—	—	—	—	—	200.00	—	—	—	—	—	—	—	—	—	200.00
Expenditure:
(iii)	Purchases
	a)	Purchase of goods		—	—	12.06	124.62	301.31	378.64	—	—	—	—	—	—	—	—	313.37	503.26
	b)	Power charges		—	—	—	—	31.86	42.77	—	—	—	—	—	—	—	—	31.86	42.77
(iv)	Receiving of services
	a)	Long-term Incentive Plan expenses/(recovery)		79.35	140.68	—	—	(43.56)	(73.44)	—	—	—	—	—	—	—	—	35.79	67.24
	b)	Remuneration/Sitting Fees		—	—	—	—	—	—	—	—	43.06	40.54	—	0.07	—	—	43.06	40.61
	c)	Allocation of Corporate Expenses		—	—	—	—	(112.34)	(101.18)	—	—	—	—	—	—	—	—	(112.34)	(101.18)
	d)	Management Consultancy Services including representative office fees		33.00	30.61	—	—	(17.65)	(14.24)	—	—	—	—	—	—	—	—	15.35	16.37
	e)	(Recovery of) / reimbursement to / for other expense		(2.59)	(4.27)	(5.14)	(3.88)	(237.25)	(201.45)	—	—	—	—	—	—	—	—	(244.98)	(209.60)
	f)	Donation		—	—	—	—	—	—	—	—	—	—	—	—	0.86	3.66	0.86	3.66
	g)	Interest and guarantee commission		—	—	—	—	0.08	1.47	—	—	—	—	—	—	—	—	0.08	1.47
	h)	Other expenses		—	—	0.72	0.05	—	1.96	—	—	—	—	—	—	—	—	0.72	2.01
(v)	Transfer of Assets			—	—	—	—	0.22	0.10	—	—	—	—	—	—	—	—	0.22	0.10
(vi)	Dividend paid			1,090.13	639.51	—	—	—	—	—	—	—	—	—	—	—	—	1,090.13	639.51
(vii)	Guarantees given			—	—	—	—	5,982.59	12,784.03	—	—	—	—	—	—	—	—	5,982.59	12,784.03
(viii)	Purchase/(Sale) of fixed assets			—	—	—	—	—	0.01	—	—	—	—	—	—	—	—	—	0.01
(ix)	Material on loan given on returnable basis			—	—	—	—	—	8.91	—	—	—	—	—	—	—	—	—	8.91
(x)	Material on loan received during the year				—		—		6.44		—		—		—		—		6.44
(xi)	Balances as at year end
	a)	Trade receivables		—	—	0.99	15.10	750.95	696.60	—	—	—	—	—	—	—	—	751.94	711.70
	b)	Loans		—	—	4.37	6.75	392.94	157.98	—	—	—	—	—	—	—	—	397.31	164.73
	c)	Advances		22.84	2.69	45.90	13.78	147.91	162.38	—	—	—	—	—	—	—	0.00	216.65	178.85
	d)	Material on loan on returnable basis		—	—	—	—	—	2.47	—	—		—		—		—	—	2.47
	e)	Dividend receivable		—	—	—	—	6,583.57	—	—	—	—	—	—	—	—	—	6,583.57	—
	f)	Current liabilities
		i)	Trade payables	—	—	0.51	—	9.75	0.01	—	—	—	—	—	—	—	—	10.26	0.01
		ii)	Other current liabilities	—	182.17	6.43	—	8.06	25.05	—	—	—	—	—	—	—	—	14.49	207.22
		iii)	Short-term borrowings	—	—	—	—	—	7.52	—	—	—	—	—	—	—	—	—	7.52
	g)	Investments		—	—	10.85	6.35	31,550.50	25,881.11	200.91	200.81	—	—	—	—	—	—	31,762.26	26,088.27
	h)	Guarantee given		115.00	115.00	—	—	10,533.61	7,580.81		—		—		—	—	22.17	10,648.61	7,717.98
	i)	Guarantee taken		—	75.00	—	—	—	—		—		—		—		—	—	75.00
(xii)	Transactions during the year
	a)	Loans given during the year		—	—	0.07	0.08	307.53	385.91	—	—	—	—	—	—	—	—	307.61	385.99
	b)	Loans repaid during the year		—	—	2.45	1.38	72.58	7.19	—	—	—	—	—	—	—	—	75.03	8.57
	c)	Advances given/(received) during the year		20.15	1.61	31.90	(11.15)	(14.25)	69.87	—	—	—	—	—	—	—	0.00	37.80	60.33
	d)	Investments made during the year		—	—	—	—	8,020.58	862.28	0.11	0.10	—	—	—	—	—	—	8,020.69	862.38
	e)	Short-term borrowings repaid during the year			—		—	7.52	15.79	—	—	—	—	—	—	—	—	7.52	15.79
	f)	Allottment of shares		—	—	—	—	—	73.01	—	—	—	—	—	—	—	—	—	73.01
	g)	Preference shares redeemed		—	—	—	—	—	3,000.00	—	—	—	—	—	—	—	—	—	3,000.00
(xii)	Payment for purchase of Power business from Malco Energy Limited			—	—	—	—	—	2,893.00	—	—	—	—	—	—	—	—	—	2,893.00

215

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the financial statements as at and for the year ending March 31, 2016

( in Crore)
Disclosure in respect of transactions/balances with related parties	Current Year	Previous Year
Income:
(i) Revenue from operations
Fujairah Gold FZC	2,219.45	2,372.43
Sterlite Technologies Limited	776.10	686.62
Bharat Aluminium Company Limited	850.12	978.10
Malco Energy Limited	2.30	110.03
Talwandi Sabo Power Limited	0.50	—
Hindustan Zinc Limited	51.09	80.86
Vizag General Cargo Berth Private Limited	0.08	0.27

	3,899.64	4,228.31

(ii) Rendering of service
a) Interest and guarantee commission
Malco Energy Limited	33.24	—
Talwandi Sabo Power Limited	—	14.39
Sterlite Iron and Steel Company Limited	0.53	0.74
Bharat Aluminium Company Limited	2.44	—
Sterlite Ports Limited	0.03	0.01
Sterlite Infraventures Limited	0.08	0.05
Vizag General Cargo Berth Private Limited	17.78	1.44
Paradip Multi Cargo Berth Private Limited	0.01	—
Sterlite Technologies Limited	1.44	3.41
Sesa Resources Limited	11.98	0.89
Fujairah Gold FZC	0.92	0.59

	68.45	21.52

b) Dividend income
Hindustan Zinc Limited	8,311.76	1,042.40
Sterlite Technologies Limited	0.29	0.14
Cairn India Limited	177.81	403.81

	8,489.86	1,446.35

c) Outsourcing service fees
Vedanta Resources Plc	2.77	2.35

	2.77	2.35

d) Other non-operating income
Malco Energy Limited	—	200.00

	—	200.00

Expenditure :
(iii) Purchases:
a) Purchase of goods
Copper Mines of Tasmania Pty Limited	—	4.56
Konkola Copper Mines Plc	5.49	117.72
Sesa Resources Limited	14.02	8.66
Bharat Aluminium Company Limited	256.06	350.91
Maritime Ventures Private Limited	12.30	10.23
Sterlite Technologies Limited	6.57	6.90
Sesa Mining Corporation Limited	18.88	3.79
Vizag General Cargo Berth Private Limited	0.05	—
Fujairah Gold FZC	—	0.49

	313.37	503.26

b) Power Charges
Malco Energy Limited	31.86	42.77

	31.86	42.77

216

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Standalone

NOTES

forming part of the financial statements as at and for the year ending March 31, 2016

( in Crore)
Disclosure in respect of transactions/balances with related parties	Current Year	Previous Year
(iv) Receiving of services
a) Long-term Incentive Plan expenses/(recovery)
Vedanta Resources Plc	79.35	140.68
Hindustan Zinc Limited	(26.78)	(45.35)
Bharat Aluminium Company Limited	(12.68)	(22.92)
Talwandi Sabo Power Limited	(2.56)	(2.67)
Malco Energy Limited	(0.95)	(1.10)
Cairn India Limited	(0.31)	(0.56)
Vizag General Cargo Berth Private Limited	(0.28)	(0.84)

	35.79	67.24

b) Remuneration:
Mr. Navin Agarwal	15.19	17.52
Mr. Thomas Albanese	11.06	6.41
Mr. D. D. Jalan	5.93	5.20
Mr. Tarun Jain	10.88	11.41
Mr. Naivaidya Agarwal	—	0.07

	43.06	40.61

c) Allocation of Corporate Expenses:
Hindustan Zinc Limited	(71.22)	(62.12)
Bharat Aluminium Company Limited	(40.02)	(38.12)
Malco Energy Limited	(1.10)	(0.94)

	(112.34)	(101.18)

d) Management Consultancy Services including representative office fees:
Vedanta Resources Plc	33.00	30.61
Hindustan Zinc Limited	(11.47)	(8.68)
Malco Energy Limited	(0.19)	(5.40)
Bharat Aluminium Company Limited	(5.99)	(0.16)

	15.35	16.37

e) (Recovery of) / Reimbursement to /for other expenses
Bharat Aluminium Company Limited	(195.26)	(170.09)
Hindustan Zinc Limited	(42.99)	(15.12)
Malco Energy Limited	(1.47)	(2.59)
Vedanta Resources Plc	(0.95)	(2.65)
Konkola Copper Mines Plc	(2.98)	(3.69)
Sesa Resources Limited	(1.79)	2.24
Sesa Mining Corporation Limited	(0.56)	0.56
Western Cluster Limited	0.01	(0.06)
Sterlite Technologies Limited	(2.16)	—
Copper Mines of Tasmania Pty Limited	(0.36)	(0.21)
Fujairah Gold FZC	(0.39)	(0.51)
Black Mountain Mining (Pty) Limited	(1.96)	(1.11)
Cairn India Limited	6.93	(3.56)
Talwandi Sabo Power Limited	(1.20)	(8.72)
Vizag General Cargo Berth Private Limited	(0.50)	(2.23)
Paradip Multi Cargo Berth Private Limited	(0.62)	—
Sterlite Ports Limited	(0.03)	(0.01)
Sterlite Infraventures Limited	—	(0.01)
Sterlite Grid Limited	—	(0.19)
Maritime Ventures Private Limited	3.00	0.01
Namzinc (Pty) Limited	(0.03)	(0.03)
Vedanta Lisheen Mining Limited	(0.03)	—
Vedanta Lisheen Holdings Limited	—	(0.01)
Volcan Investments Limited	(1.64)	(1.62)

	(244.98)	(209.60)

217

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the financial statements as at and for the year ending March 31, 2016

( in Crore)
Disclosure in respect of transactions/balances with related parties	Current Year	Previous Year
f) Donation
Vedanta Foundation	0.86	1.44
Sesa Community Development Foundation	—	2.22

	0.86	3.66

g) Interest and guarantee commission
Sesa Resources Limited	0.08	1.47

	0.08	1.47

h) Other expenses
Bharat Aluminium Company Limited	—	1.96
Vizag General Cargo Berth Private Limited (Previous year: 33,088)	—	0.00
Sterlite Technologies Limited	0.72	0.05

	0.72	2.01

(v) Transfer of Assets
Bharat Aluminium Company Limited	0.21	0.09
Western Cluster Limited	0.01	0.01

	0.22	0.10

(vi) Dividend paid [Refer note no. 45]
Twin Star Holdings Limited	806.94	470.09
Finsider International Company Limited	234.88	140.52
Westglobe Limited	25.94	15.52
Welter Trading Limited	22.37	13.38

	1,090.13	639.51

(vii) Guarantees given
Talwandi Sabo Power Limited	3,357.59	12,784.03
Vizag General Cargo Berth Private Limited	125.00	—
Bharat Aluminium Company Limited	2,500.00	—

	5,982.59	12,784.03

(viii) Purchase/(Sales) of Fixed Assets
Black Mountain Mining (Pty) Limited	—	0.01

	—	0.01

(ix) Material on loan given on returnable basis during the year
Bharat Aluminium Company Limited	—	8.91

(x) Material on loan returned during the year
Bharat Aluminium Company Limited	—	6.44

(xi) Balances as at year end
a) Trade Receivables
Fujairah Gold FZC	620.65	615.71
Bharat Aluminium Company Limited	124.03	65.78
Sterlite Technologies Limited	0.99	15.10
Vizag General Cargo Berth Private Limited	—	0.02
Talwandi Sabo Power Limited	0.50	—
Sesa Resources Limited	5.76	3.83
Hindustan Zinc Limited	—	5.35
Copper Mines of Tasmania Pty Limited	—	5.91
Western Cluster Limited	0.01	—

	751.94	711.70

218

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

( in Crore)
Disclosure in respect of transactions/balances with related parties	Current Year	Previous Year
b) Loans
Sterlite Ports Limited	3.10	2.75
Sterlite Infraventures Limited	2.37	2.22
Vizag General Cargo Berth Private Limited	193.50	—
Paradip Multi Cargo Berth Private Limited	0.11	—
Sesa Resources Limited	193.86	153.01
Sterlite Iron and Steel Company Limited	4.37	6.75

	397.31	164.73

c) Advances
Talwandi Sabo Power Limited	2.12	0.56
Sesa Resources Limited	—	2.04
Bharat Aluminium Company Limited	34.12	5.78
Sterlite Iron and Steel Company Limited	11.95	11.47
Hindustan Zinc Limited	27.96	10.55
Malco Energy Limited	33.31	135.67
Konkola Copper Mines Plc	33.32	1.87
Sterlite Ports Limited	0.40	0.35
Sterlite Technologies Limited	0.23	0.26
Sterlite Infraventures Limited	0.26	0.19
Volcan Investments Limited	0.96	2.69
Paradip Multi Cargo Berth Private Limited	5.05	4.42
Sesa Mining Corporation Limited	—	2.07
Vizag General Cargo Berth Private Limited	4.59	0.36
Vedanta Lisheen Mining Limited	0.01	—
Sterlite Grid Limited	—	0.18
Cairn India Limited	—	0.13
Black Mountain Mining (Pty) Limited	0.95	0.22
Copper Mines of Tasmania Pty Limited	39.37	—
Vedanta Resources PLC	21.88	—
Anil Agarwal Foundation Trust (Previous year 8000)	—	0.00
Vedanta Foundation (Previous year 8000)	—	0.00
Namzinc (Pty) Limited	0.01	0.02
Sesa Community Development foundation (Previous year 5,195)	—	0.00
Fujairah Gold FZC (Previous year - 18,763)	0.01	0.00
Western Cluster Limited	—	0.02
Maritime Ventures Private Limited	0.15	—

	216.65	178.85

d) Material on loan on returnable basis
Bharat Aluminium Company Limited	—	2.47

	—	2.47

e) Dividend receivable
Hindustan Zinc Limited	6,583.57	—

	6,583.57	—

f) Liabilities
i) Trade Payables
Hindustan Zinc Limited	1.70	—
Sesa Mining Corporation Limited	7.55	—
Malco Energy Limited (Previous year 40,376)	0.50	0.00
Black Mountain Mining (Pty) Limited	—	0.01
Konkola Copper Mines Plc	0.51	—

	10.26	0.01

219

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

( in Crore)
Disclosure in respect of transactions/balances with related parties	Current Year	Previous Year
ii) Other current liabilities
Malco Energy Limited	2.94	—
Hindustan Zinc Limited	0.02	—
Vedanta Resources Plc	—	182.17
Bharat Aluminium Company Limited	—	24.63
Maritime Ventures Private Limited	0.01	0.17
Sterlite Technologies Limited	6.43	—
Western Cluster Limited	—	0.01
Sesa Resources Limited	—	0.24
Cairn India Limited	5.04	—
Vizag General Cargo Berth Private Limited	0.05	—

	14.49	207.22

iii) Short-term borrowings
Sesa Resources Limited	—	7.52

g) Investments
Cairn India Limited [Net of provision for diminution of 1,224.85 Crore (Previous year Nil)]	12,711.76	11,927.26
Malco Energy Limited	6,127.34	116.11
Talwandi Sabo Power Limited	3,206.61	3,206.61
Sesa Resources Limited	1,713.24	1,713.24
Hindustan Zinc Limited	1,101.50	1,101.50
Bloom Fountain Limited [Net of provision for diminution of 1,126.34 Crore (Previous year Nil)]	—	1,126.34
Bharat Aluminium Company Limited	553.18	553.18
Monte Cello B.V.	204.23	204.23
Raykal Aluminium Company Private Limited	200.70	200.70
Vizag General Cargo Berth Private Limited	182.11	182.11
Sterlite Technologies Limited [Net of provision for diminution of Nil (Previous year 4.50 Crore)]	10.85	6.35
Sterlite Infraventures Limited	0.13	0.13
Sterlite Ports Limited	0.05	0.05
Paradip Multi Cargo Berth Private Limited	0.01	0.01
Gaurav Overseas Private Limited	0.21	0.11
THL Zinc Holding B.V.	2,518.19	2,518.19
THL Zinc Ventures Limited	3,232.15	3,232.15

	31,762.26	26,088.27

h) Guarantee given
Talwandi Sabo Power Limited	7,482.65	6,975.74
Vizag General Cargo Berth Private Limited	408.24	522.24
Bharat Aluminium Company Limited	2,500.00	—
Copper Mines of Tasmania Pty Limited	30.98	29.14
Thalanga copper mines Pty Limited	78.57	22.39
Western Cluster Limited	33.17	31.30
Volcan Investments Limited*	115.00	115.00
Rampia Coal Mines & Energy Private Limited	—	22.17

	10,648.61	7,717.98

* Bank guarantee given by Vedanta Ltd. on behalf of Volcan Investments Ltd. in favour of Income Tax department, India as collateral in respect of certain tax disputes of Volcan Investments Ltd.

i) Guarantee taken
Vedanta Resources Plc	—	75.00

(xii) Transactions during the year
a) Loans Given during the year
Talwandi Sabo Power Limited	—	300.00
Paradip Multi Cargo Berth Private Limited	0.11	—
Sterlite Ports Limited	0.35	0.14
Sterlite Infraventures Limited	0.15	0.68
Sesa Resources Limited	81.93	85.09
Vizag General Cargo Berth Private Limited	225.00	—
Sterlite Iron and Steel Company Limited	0.07	0.08

	307.61	385.99

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

( in Crore)
Disclosure in respect of transactions/ balances with related parties	Current Year	Previous Year
b) Loans Repaid during the year
Sesa Resources Limited	41.08	7.19
Vizag General Cargo Berth Private Limited	31.50	—
Sterlite Iron and Steel Company Limited	2.45	1.38

	75.03	8.57

c) Advances given/(received) during the year
Talwandi Sabo Power Limited	1.56	(1.43)
Sesa Resources Limited	(2.04)	—
Bharat Aluminium Company Limited	28.34	(48.14)
Sterlite Iron and Steel Company Limited	0.48	1.00
Hindustan Zinc Limited	17.41	(7.06)
Malco Energy Limited	(102.36)	120.85
Konkola Copper Mines Plc	31.45	(10.75)
Sterlite Ports Limited	0.05	0.26
Sterlite Technologies Limited	(0.03)	(1.50)
Sterlite Infraventures Limited	0.07	0.04
Volcan Investments Limited	(1.73)	1.61
Paradip Multi Cargo Berth Private Limited	0.63	3.61
Sesa Mining Corporation Limited	(2.07)	1.32
Vizag General Cargo Berth Private Limited	4.23	0.15
Sterlite Grid Limited	(0.18)	0.10
Cairn India Limited	(0.13)	0.06
Black Mountain Mining (Pty) Limited	0.73	0.19
Copper Mines of Tasmania Pty Limited	39.37	—
Sesa Community Development Foundation (5,195) (Previous year 5,195)	(0.00)	0.00
Anil Agarwal Foundation Trust (8,000) (Previous year 8,000)	(0.00)	0.00
Namzinc (Pty) Limited	(0.01)	0.02
Vedanta Lisheen Mining Limited	0.01
Fujairah Gold FZC (Previous year 18,763)	0.01	0.00
Western Cluster Limited	(0.02)	—
Vedanta Resources Plc	21.88	—
Maritime Ventures Private Limited	0.15	—
Vedanta Foundation (8,000)	(0.00)	—

	37.80	60.33

d) Investments made during the year
Talwandi Sabo Power Limited*	—	706.61
Vizag General Cargo Berth Private Limited	—	15.30
Cairn India Limited	2,009.35	—
Gaurav Overseas Private Limited	0.11	0.10
Malco Energy Limited	6,011.23	100.00
Bloom Fountain Limited	—	40.37

	8,020.69	862.38

* Pursuant to Board of Directors approval, the Company converted unsecured loan of 693.66 Crore and interest of 12.95 Crore into equity investment.

e) Short-term borrowings repaid during the year
Sesa Resources Limited	7.52	15.79

	7.52	15.79

g) Allotment of shares
Bloom Fountain Limited	—	56.21
Vizag General Cargo Berth Private Limited	—	16.80

	—	73.01

h) Preference shares redeemed
Malco Energy Limited		3,000.00

	—	3,000.00

(xiii) Payment for purchase of Power business to Malco Energy Limited	—	2,893.00

	—	2,893.00

221

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

50	Advance(s) in the nature of Loan (Regulation 34 of Listing Obligations & Disclosure Requirements): (As Certified by the Management)

a)	Loans and advances in the nature of Loans

					( in Crore)
Name of the Company	Relationship	Balance as at March 31, 2016	Maximum Amount Outstanding during the year	Interest rate	Balance as at March 31, 2015
Paradip Multi Cargo Berth Private Limited	Wholly owned Subsidiary	0.11	0.11	9.6%	—
Sterlite Ports Limited	Wholly owned Subsidiary	3.10	3.10	9.6%	2.75
Sterlite Infraventures Limited	Wholly owned Subsidiary	2.37	2.37	9.6%	2.22
Sterlite Iron and Steel Company Limited	Fellow Subsidiary	4.37	8.19	10.0%	6.75
Sesa Resources Limited	Wholly owned Subsidiary	193.86	193.86	8.5%	153.01
Vizag General Cargo Berth Private Limited	Subsidiary	193.50	225.00	9.0%	—

b)	None of the loanee have made, per se, investment in the shares of the Company.

c)	Investments made by Sterlite Ports Limited in Maritime Ventures Private Limited - 10,000 equity shares.

d)	The above loans and advances to subsidiary fall under the category of loans and advances in the nature of loans where there is no repayment schedule and are repayable on demand except Loan to Sterlite Iron and Steel Company Limited.

e)	As per the Company’s policy, loan to employees are not considered in (a) above

51	Disclosure on Financial and derivatives instruments:

a)	Derivative contracts entered into by the Company and outstandings as at Balance Sheet date :

(i)	To hedge currency risks and interest related risks, the Company has entered into various derivatives contracts. The category wise break up of amount outstanding as on Balance Sheet date is given below:

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Forex forward cover (buy)	12,694.38	9,517.09
Forex forward cover (sell)	3,659.12	3,452.70
Interest rate swap	—	180.74

Total	16,353.50	13,150.53

(ii)	For hedging commodity related risks :- Category wise break up is given below.

	As at March 31, 2016		As at March 31, 2015
Particulars	Purchases	Sales	Purchases	Sales
Forwards / Futures
Copper (MT)	64,075	49,000	62,925	52,775
Gold (Oz)	17,351	89,333	11,722	54,831
Silver (Oz)	10,589	751,324	23,290	588,730
Aluminium (MT)	300	25,000	75	35,350

222

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Standalone

NOTES

forming part of the financial statements as at and for the year ended March 31, 2016

b)	All derivative and Financial instruments acquired by the Company are for hedging purposes only.

c)	Unhedged foreign currency exposure is as under:-

		( in Crore)
	As at	As at
Particulars	March 31, 2016	March 31, 2015
Payable	3,850.75	4,117.24
Borrowings	1,266.78	2,232.04
Receivable	287.79	56.91

52	The Company considers its investment in and loans to subsidiaries as strategic and long term in nature and accordingly, in the view of the management, any decline in the value of such long term investments in subsidiaries is considered as temporary in nature and hence no provision for dimunition in value is considered necessary, except as accounted and disclosed in note 30.

53	Previous year’s figures have been regrouped/reclassified wherever necessary to conform with the current year’s classification / disclosure.

For and on behalf of Board of Directors

Navin Agarwal	Thomas Albanese
Executive Chairman DIN 00006303	Whole-Time Director & Chief Executive Officer
DIN 06853915

D. D. Jalan	Rajiv Choubey
Whole-Time Director &	Company Secretary
Chief Financial Officer	ICSI Membership No. A13063
DIN 00006882

Place : Gurgaon
Date : April 28, 2016

223

Vedanta Limited Annual Report 2015-16

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF

VEDANTA LIMITED

(formerly known as Sesa Sterlite Limited)

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of VEDANTA LIMITED (formerly known as Sesa Sterlite Limited) (hereinafter referred to as “the Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its associates and jointly controlled entities, comprising of the Consolidated Balance Sheet as at March 31, 2016, the Consolidated Statement of Profit and Loss, the Consolidated Cash Flow Statement for the year then ended, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as “the consolidated financial statements”).

Management’s Responsibility for the Consolidated Financial Statements

The Holding Company’s Board of Directors is responsible for the preparation of these consolidated financial statements in terms of the requirements of the Companies Act, 2013 (hereinafter referred to as “the Act”) that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Group including its Associates and Jointly controlled entities in accordance with the accounting principles generally accepted in India, including the Accounting Standards prescribed under Section 133 of the Act, as applicable. The respective Board of Directors of the companies included in the Group and of its associates and jointly controlled entities are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and of its associates and jointly controlled entities and for preventing and detecting frauds and other irregularities; the selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Holding Company, as aforesaid.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. While conducting the audit, we have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Holding Company’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Holding Company’s Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence obtained by us and the audit evidence obtained by the other auditors in terms of their reports referred to in the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid consolidated financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the consolidated state of affairs of the Group, its associates and jointly controlled entities as at March 31, 2016, and their consolidated loss and their consolidated cash flows for the year ended on that date.

Other Matters

We did not audit the financial statements / financial information of forty three subsidiaries, and three jointly controlled entities, whose financial statements / financial information reflect total assets of 47,848.95 Crore as at March 31, 2016, total revenues of 18,602.99 Crore and net cash flows amounting to 965.67 Crore for the year ended on that date, as considered in the consolidated financial statements. The consolidated financial statements also include the Group’s share of net profit of 0.23 Crore for the year ended March 31, 2016, as considered in the consolidated financial statements, in respect of three associates, whose financial statements / financial information have not been audited by us. These financial statements / financial information have been audited by other auditors whose reports have been furnished to us by the Management and our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, jointly controlled entities and associate companies, is based solely on the reports of the other auditors.

224

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

Our opinion on the consolidated financial statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matter with respect to our reliance on the work done and the reports of the other auditors.

Report on Other Legal and Regulatory Requirements

1.	As required by Section 143(3) of the Act, we report, to the extent applicable, that:

a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.

b)	In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books and the reports of the other auditors.

c)	The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss, and the Consolidated Cash Flow Statement dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.

d)	In our opinion, the aforesaid consolidated financial statements comply with the Accounting Standards prescribed under Section 133 of the Act, as applicable.

e)	On the basis of the written representations received from the directors of the Holding Company as on March 31, 2016 taken on record by the Board of Directors of the Holding Company and the reports of the statutory auditors of the subsidiary companies, jointly controlled entities and associate companies incorporated in India, to the extent reported by the statutory auditors of such companies, none of the directors of the Group companies, its associate companies and jointly controlled entities incorporated in India is disqualified as on March 31, 2016 from being appointed as a director in terms of Section 164 (2) of the Act.

f)	With respect to the adequacy of the internal financial controls over financial reporting and the operating effectiveness of such controls, refer to our separate Report in “Annexure A”, which is based on the auditors’ reports of the Holding company, subsidiary companies, associate companies and jointly controlled entities incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the Holding company’s/ subsidiary companies / associate companies / jointly controlled entities incorporated in India, internal financial controls over financial reporting.

g)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditor’s) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:

i.	The consolidated financial statements disclose the impact of pending litigations on the consolidated financial position of the Group, its associates and jointly controlled entities – Refer Note 42A(a), (d) to (m); 42C and 42E to the consolidated financial statements;

ii.	The Group, its associates and jointly controlled entities did not have any material foreseeable losses on long-term contracts including derivative contracts;

iii.	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Holding Company, its subsidiary companies, its associate companies and its jointly controlled entities incorporated in India, other than 0.38 Crore which is held in abeyance due to pending legal case in books of Holding Company.

For Deloitte Haskins & Sells LLP
Chartered Accountants
(Firm Registration No. 117366W / W-100018)
Jitendra Agarwal
Place: Gurgaon	Partner
Date: April 28, 2016	Membership No. 87104

225

Vedanta Limited Annual Report 2015-16

ANNEXURE “A” TO THE INDEPENDENT AUDITORS’ REPORT

(Referred to in paragraph 1(f) under ‘Report on Other Legal and Regulatory Requirements’ of our report of even date)

Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”)

In conjunction with our audit of the consolidated financial statements of the Group, its associates and jointly controlled entities as of and for the year ended March 31, 2016, we have audited the internal financial controls over financial reporting of VEDANTA LIMITED (formerly known as Sesa Sterlite Limited) (hereinafter referred to as “the Holding Company”) and its subsidiary companies, its associate companies and jointly controlled entities, which are companies incorporated in India, as of that date.

Management’s Responsibility for Internal Financial Controls

The respective Board of Directors of the Holding company, its subsidiary companies, its associate companies and jointly controlled entities, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the respective companies / the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 framework) (the COSO 2013 criteria), as adopted by each company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (ICAI). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Company’s internal financial controls over financial reporting based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued by the Institute of Chartered Accountants of India and the Standards on Auditing, prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

226

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors of the subsidiary companies, associate companies and joint controlled companies, which are companies incorporated in India, in terms of their reports referred to in the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal financial controls system over financial reporting.

Meaning of Internal Financial Controls Over Financial Reporting

A company’s internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls Over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion to the best of our information and according to the explanations given to us, the Holding Company, its subsidiary companies, its associate companies and jointly controlled companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2016, based on the internal control over financial reporting criteria established by the respective companies / the COSO 2013 criteria, as adopted by each company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India.

Other Matters

Our aforesaid report under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls over financial reporting insofar as it relates to 1 subsidiary company, 2 associate companies and 2 jointly controlled entities, which are companies incorporated in India, is based on the corresponding reports of the auditors of such companies incorporated in India.

For Deloitte Haskins & Sells LLP
Chartered Accountants
(Firm Registration No. 117366W / W-100018)
Jitendra Agarwal
Place: Gurgaon	Partner
Date: April 28, 2016	Membership No. 87104

227

Vedanta Limited Annual Report 2015-16

CONSOLIDATED BALANCE SHEET

as at March 31,2016

					( in Crore)
Particulars	Notes		As at March 31, 2016		As at March 31, 2015
Equity and Liabilities
Shareholders’ funds
(a) Share capital	5		296.50		296.50
(b) Reserves and surplus	6		44,375.82		53,578.77

			44,672.32		53,875.27
Minority Interest			32,967.40		35,529.74
Non-current liabilities
(a) Long-term borrowings	7		50,457.30		52,025.20
(b) Deferred tax liabilities (net)	8		3,195.91		3,330.91
(c) Other long-term liabilities	9		1,467.59		1,224.14
(d) Long-term provisions	10		2,436.45		2,341.64

			57,557.25		58,921.89
Current liabilities
(a) Short-term borrowings	11		20,899.26		19,940.71
(b) Trade payables	50
(i) Total outstanding dues of Micro and Small enterprises		32.98		25.03
(ii) Total outstanding dues of creditors other than Micro and Small enterprises		6,294.54	6,327.52	5,253.13	5,278.16

(c) Other current liabilities	12		25,121.58		15,283.17
(d) Short-term provisions	13		431.86		1,453.48

			52,780.22		41,955.52

Total			187,977.19		190,282.42

Assets
Non-current assets
(a) Fixed assets	14
(i) Tangible assets			67,039.22		51,968.98
(ii) Intangible assets			334.84		349.16
(iii) Capital work-in-progress			26,991.07		38,747.95

			94,365.13		91,066.09
(b) Goodwill on consolidation	15		5,632.72		17,789.69
(c) Non-current investments	16		217.44		213.44
(d) Deferred tax assets (net)	8		—		1.24
(e) Long-term loans and advances	17		17,668.10		16,453.08
(f) Other non-current assets	18		3,429.26		2,101.02

			121,312.65		127,624.56
Current assets
(a) Current investments	19		46,529.37		39,392.60
(b) Inventories	20		8,079.13		8,725.02
(c) Trade receivables	21		2,550.09		3,605.13
(d) Cash and cash equivalents	22		3,675.71		5,696.28
(e) Short-term loans and advances	23		4,625.08		4,341.50
(f) Other current assets	24		1,205.16		897.33

			66,664.54		62,657.86

Total			187,977.19		190,282.42

The accompanying notes are forming part of the consolidated financial statements.

In terms of our report attached	For and on behalf of Board of Directors

For Deloitte Haskins & Sells LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Whole-Time Director & Chief Executive Officer
	DIN 00006303	DIN 06853915

Jitendra Agarwal	D. D. Jalan	Rajiv Choubey
Partner	Whole-Time Director &	Company Secretary
	Chief Financial Officer	ICSI Membership No. A13063
DIN 00006882

Place : Gurgaon
Date : April 28, 2016

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

for the year ended March 31,2016

( in Crore)
Particulars	Notes	Year ended March 31, 2016	Year ended March 31, 2015
Gross revenue from operations		68,164.50	77,299.95
Less: Excise duty		(3,730.95)	(3,590.45)

Net revenue from operations	25	64,433.55	73,709.50
Other income	26	4,454.26	2,977.20

Total revenue		68,887.81	76,686.70

Expenses:
Cost of materials consumed		21,768.16	23,975.94
Purchases of stock-in-trade		780.77	637.82
Changes in inventories of finished goods, work-in-progress and stock-in-trade	27	381.93	55.45
Power and fuel		9,208.45	8,159.18
Employee benefits expense	28	2,469.05	2,845.31
Finance costs	29	5,704.49	5,658.78
Depreciation, depletion and amortisation expense	14	6,710.94	7,159.16
Other expenses	30	15,116.35	15,921.44

Total expenses		62,140.14	64,413.08

Profit before exceptional items and tax		6,747.67	12,273.62
Exceptional items	31	12,451.68	22,198.74

Loss before tax		(5,704.01)	(9,925.12)
Tax expense/(benefit):
Current tax - for the year		2,091.44	2,773.61
Less: MAT credit entitlement		(1,417.72)	(1,982.83)
Tax adjustments related to previous years		(128.69)	0.09

Net current tax expense		545.03	790.87

Deferred tax - for the year		(99.43)	657.49
Deferred tax - prior year		(12.64)	—

Deferred tax		(112.07)	657.49

Net tax expense:		432.96	1,448.36

Loss after tax for the year before share in profit of Associates and Minority interest		(6,136.97)	(11,373.48)

Add: Share in profit of Associates		0.23	4.09
Less: Share of profit attributable to Minority interest		(3,186.70)	(4,276.38)

Loss for the year attributable to the shareholders of the Company		(9,323.44)	(15,645.77)

Earnings per equity share of 1 each (in ):	32
- Basic		(31.44)	(52.77)
- Diluted		(31.44)	(52.77)

The accompanying notes are forming part of the consolidated financial statements.

In terms of our report attached	For and on behalf of Board of Directors

For Deloitte Haskins & Sells LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Whole-Time Director & Chief Executive Officer
	DIN 00006303	DIN 06853915

Jitendra Agarwal	D. D. Jalan	Rajiv Choubey
Partner	Whole-Time Director &	Company Secretary
	Chief Financial Officer	ICSI Membership No. A13063
DIN 00006882

Place: Gurgaon
Date: April 28, 2016

Vedanta Limited Annual Report 2015-16

CONSOLIDATED CASH FLOW STATEMENT

for the year ended March 31, 2016

( in Crore)
		Year ended March 31, 2016		Year ended March 31, 2015
A. Cash flow from Operating Activities
Loss before tax		(5,704.01)		(9,925.12)
Share in Profit of Associates		0.23		4.09

		(5,703.78)		(9,921.03)
Adjusted for :
- Exceptional items (Provision for impairment of assets and goodwill)	12,304.04		22,128.93
- Provision for doubtful trade receivables/advances	28.35		321.90
- Depreciation, depletion and amortisation expense	6,710.94		7,159.16
- Exploration costs written off	260.04		1,098.04
- Dividend on investments	(0.33)		(0.14)
- Loss on deemed disposal	—		8.45
- Interest income	(1,301.92)		(1,026.51)
- Finance costs (excluding net loss on foreign currency transactions and translation)	5,549.51		5,485.91
- Foreign exchange loss/(gain) - (net)	71.98		(303.01)
- Net gain on sale of current investments	(1,986.79)		(1,225.25)
- Excess of carrying cost over fair value of current investments	130.15		18.98
- Loss /(Profit) on sale of fixed assets	5.52		(2.01)
- Provision for diminution on non-current investment written back	(4.50)		—
- Unclaimed liabilities written back	(161.88)		(20.12)
- Consolidated Share in Profit of Associates	(0.23)		(4.09)
		21,604.88		33,640.24

Operating profit before working capital changes		15,901.10		23,719.21
Adjusted for:
- Trade receivables	1,018.70		743.14
- Loans and advances	(844.07)		(1,150.31)
- Other assets	(199.54)		(611.25)
- Inventories	633.33		304.55
- Trade payables	1,161.54		1,200.26
- Other liabilities and provisions	4,597.47		(3,020.85)
		6,367.43		(2,534.46)

Cash generated from operations		22,268.53		21,184.75
Income taxes paid (net)		(2,008.05)		(3,379.62)

Net cash generated from Operating Activities		20,260.48		17,805.13

B. Cash flow from Investing Activities
Payments for fixed assets including capital advances		(5,477.87)		(10,656.11)
Proceeds from sale of fixed assets		102.06		81.94
Purchase of current investments		(107,404.41)		(115,057.30)
Investment in Associate Company		(0.11)		(0.11)
Sale of current investments		102,124.28		114,571.92
Proceeds from forward cover- investments		57.54		282.58
Loans to related parties		(65.52)		(0.08)
Loans repaid by related parties		2.45		1.38
Payment for buyback of shares at subsidiary [including buyback expenses]		—		(1,121.66)
Interest received		1,052.05		1,558.71
Dividend received		2.67		0.14
Bank balances not considered as cash and cash equivalents
- Placed		(2,675.73)		(9,530.18)
- Matured		4,514.75		15,708.76

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

( in Crore)
	Year ended March 31, 2016	Year ended March 31, 2015
Net cash used in Investing Activities	(7,767.84)	(4,160.01)
C. Cash flow from Financing Activities
Proceeds from Long-term borrowings	11,590.31	18,809.82
Repayment of Long-term borrowings	(9,499.41)	(17,784.52)
Proceeds from Short-term borrowings	62,018.25	62,396.00
Repayment of Short-term borrowings	(61,444.18)	(60,007.60)
Loan from related party	385.60	72.97
Repayment of loan to related party	(5,118.23)	(8,046.28)
Proceeds from escrow account (made for buy back of shares at subsidiary)	143.13
Interest and finance charges paid	(5,796.59)	(6,289.84)
Dividend and tax thereon paid	(3,665.03)	(3,106.32)

Net cash used in Financing Activities	(11,386.15)	(13,955.77)

Effect of exchange rate on cash and cash equivalents	(5.11)	26.92
Net increase/(decrease) in cash and cash equivalents	1,101.38	(283.73)
Cash and cash equivalents at the beginning of the year	1,098.27	1,382.00
Cash and cash equivalents at the end of the year (as per Accounting Standard 3: Cash flow statements)	2,199.65	1,098.27
Add: Bank balances not considered as cash and cash equivalents	1,476.06	4,598.01

Closing balance of Cash and cash equivalents (Refer note no. 22)	3,675.71	5,696.28

Note:

The figures in bracket indicates outflow.

The accompanying notes are forming part of the consolidated financial statements.

In terms of our report attached	For and on behalf of Board of Directors

For Deloitte Haskins & Sells LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Whole-Time Director & Chief Executive Officer
	DIN 00006303	DIN 06853915

Jitendra Agarwal	D. D. Jalan	Rajiv Choubey
Partner	Whole-Time Director &	Company Secretary
	Chief Financial Officer	ICSI Membership No. A13063
DIN 00006882

Place: Gurgaon
Date: April 28, 2016

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

1	Company Overview

Vedanta Limited [formerly known as Sesa Sterlite Limited] (“Vedanta” or “the Company”) and its consolidated subsidiaries are principally engaged in the business of iron ore mining, non-ferrous metals (copper, aluminium and zinc), commercial power generation and oil & gas. Vedanta’s equity shares are listed on National Stock Exchange and Bombay Stock Exchange in India and its American depository shares (“ADS”) are listed on New York Stock Exchange in United States of America. Each ADS represents four equity shares. Vedanta is majority-owned and controlled subsidiary of Vedanta Resources Plc, the London listed diversified natural resource company.

The Company’s oil and gas business is owned and operated by Cairn India Limited (“Cairn”) in which Vedanta has 59.88% interest as at March 31, 2016.

The Company’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.92% interest as at March 31, 2016.

The Company’s zinc international business comprises Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa.

The Company’s iron ore business is wholly owned by Vedanta, Sesa Resources Limited and sesa Mining Corporation Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power. Company’s iron ore business also comprises Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is wholly owned by the Company. WCL’s assets include development rights to western cluster and a network of iron ore deposits in West Africa.

The Company’s copper business is owned and operated by Vedanta, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting.

The Company’s aluminium business is owned and operated by Vedanta and Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as on March 31, 2016. Aluminium business consists of mining of bauxite, manufacture of alumina and various aluminium products and generation of power.

The Company’s power business is owned and operated by Vedanta, Talwandi Sabo Power Limited (“TSPL”), 274 MW of wind power plants commissioned by HZL and 270 MW & 600 MW power plant at BALCO and 106.5 MW power plant at MALCO Energy Limited.

The Company’s other activities include mechanization of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbor of Visakhapatnam Port on the east coast of India and is handled by Vizag General Cargo Berth Private Limited (“VGCB”) and Paradip Multi Cargo Berth Private Limited (“PMCB”), in which the Company owns 99.99% and 74% interest respectively.

During the previous year, pursuant to the approval of the members of the Company and the receipt of fresh certificate of incorporation from the Ministry of Corporate Affairs dated April 21, 2015, name of the Company had been changed to Vedanta Limited from Sesa Sterlite Limited.

2	Principles of Consolidation

(a)	(I)	The consolidated financial statements relate to Vedanta Limited (“the Company”), its subsidiary companies, jointly controlled entities (together “the Group”) and Group’s share of profit/loss in its associate companies. The consolidated financial statements have been prepared on the following basis:

(i)	The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together the value of like items of assets, liabilities, income and expenses after eliminating intra-group balances and intra-group transactions and resulting profits or losses (unless cost cannot be recovered) in accordance with Accounting Standard (AS) 21- “Consolidated Financial Statements”.

(ii)	The consolidated financial statements have been prepared using uniform accounting policies for like transactions and other events in similar circumstances with certain exceptions mentioned in Note 4 below and are presented to the extent possible, in the same manner as the Company’s separate financial statements.

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

(iii)	The difference between the cost of investments in the subsidiaries over the net assets at the time of acquisition of shares in the subsidiaries is recognized in the financial statements as Goodwill or Capital Reserve on Consolidation as the case may be. The ‘Goodwill’ / ‘Capital Reserve’ is determined separately for each subsidiary company. Goodwill arising on consolidation representing mining/oil reserves is amortized based on “Unit of Production Method” and is tested for impairment on an annual basis.

(iv)	The carrying amount of the investment in associate at the date it becomes a subsidiary is regarded as the cost of the investment in the subsidiary.

(v)	Minority Interest’s share in consolidated net profit of consolidated financial statements for the year is identified and adjusted against the income of the group in order to arrive at the net income attributable to shareholders of the Company.

(vi)	Minority Interest’s share in net assets of consolidated subsidiaries is identified and presented in the consolidated balance sheet separate from liabilities and the equity of the Company’s shareholders.

(vii)	Investments in associate companies are accounted for using equity method in accordance with Accounting Standard (AS) 23-“Accounting for Investments in Associates in consolidated financial statements”. Accordingly, the share of profit/loss of each of the associate companies (the loss being restricted to the cost of investment) has been added to/deducted from the cost of investments. The carrying value is reduced for the distributions received from the associates.
(viii)	The Company accounts for its share in the change in the net assets of the associate, post acquisition, after eliminating unrealised profits and losses resulting from the transaction between the Company and its associate to the extent of its share, through its statement of profit and loss to the extent such change is attributable to the associates’ Statement of Profit and Loss and through its reserves for the balance.

(ix)	The difference between the cost of investment in the associate and the share of net assets at the time of acquisition of shares in the associate is described as Goodwill or Capital Reserve as the case may be. Goodwill or Capital Reserve is included in the carrying amount of investment in associate.

(x)	The share of assets, liabilities, income and expenses (after eliminating inter group balances and transactions) in jointly controlled entities is combined by using proportionate consolidation method in accordance with Accounting Standard (AS) 27- “ Financial Reporting of Interests in joint ventures”.

(II)	Financial Statements of Foreign Subsidiaries, being non integral operations, have been converted in Indian Rupees at following exchange rates:-

(i)	Revenue and Expenses: At the average of the year

(ii)	Assets and Liabilities: At the end of the year

The resultant translation exchange difference is transferred to “Foreign Currency Translation Reserve.

The financial statements of the subsidiaries used in the consolidation are drawn up to the same reporting date as that of the Company i.e. March 31, 2016.

(b)	Following subsidiary companies, associates and other entities have been considered in the preparation of Consolidated Financial Statements:

Subsidiaries

			% Ownership interest held by the parent
S. No	Name of the Company	Country of Incorporation	As at March 31, 2016	As at March 31, 2015
1	Copper Mines of Tasmania Pty Limited	Australia	100	100
2	Thalanga Copper Mines Pty Limited	Australia	100	100
3	Monte Cello B.V.	Netherlands	100	100
4	Bharat Aluminium Company Limited (“BALCO”)	India	51	51
5	Talwandi Sabo Power Limited (“TSPL”)	India	100	100

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

			% Ownership interest held by the parent
S. No	Name of the Company	Country of Incorporation	As at March 31, 2016	As at March 31, 2015
6	Sterlite (USA) Inc.	USA	100	100
7	Hindustan Zinc Limited (“HZL”)	India	64.92	64.92
8	Fujairah Gold FZC	UAE	100	100
9	THL Zinc Ventures Limited	Mauritius	100	100
10	THL Zinc Limited	Mauritius	100	100
11	THL Zinc Holding B.V.	Netherlands	100	100
12	THL Zinc Namibia Holdings (Proprietary) Limited	Namibia	100	100
13	Skorpion Zinc (Proprietary) Limited	Namibia	100	100
14	Skorpion Mining Company (Proprietary) Limited	Namibia	100	100
15	Namzinc (Proprietary) Limited	Namibia	100	100
16	Amica Guesthouse (Proprietary) Limited	Namibia	100	100
17	Rosh Pinah Health Care (Proprietary) Limited	Namibia	69	69
18	Black Mountain Mining (Proprietary) Limited (“BMM”)	South Africa	74	74
19	Vedanta Lisheen Holdings Limited	Ireland	100	100
20	Vedanta Lisheen Mining Limited	Ireland	100	100
21	Killoran Lisheen Mining Limited	Ireland	100	100
22	Lisheen Milling Limited	Ireland	100	100
23	Killoran Lisheen Finance Limited	Ireland	100	100
24	Sterlite Ports Limited	India	100	100
25	Sterlite Infraventures Limited	India	100	100
26	Vizag General Cargo Berth Private Limited (“VGCB”)	India	99.99	99.99
27	Paradip Multi Cargo Berth Private Limited	India	74	74
28	Maritime Ventures Private Limited	India	100	100
29	Pecvest 17 Proprietary Limited	South Africa	100	100
30	Lakomasko B.V.	Netherlands	100	100
31	Vedanta Exploration Ireland Limited	Ireland	100	100
32	Malco Energy Limited	India	100	100
33	Sesa Resources Limited (“SRL”)	India	100	100
34	Sesa Mining Corporation Limited (“SMCL”)	India	100	100
35	Western Cluster Limited	Liberia	100	100
36	Twin Star Mauritius Holdings Limited (“TMHL”)	Mauritius	100	100
37	Twin Star Energy Holdings Limited (“TEHL”)	Mauritius	100	100
38	Bloom Fountain Limited	Mauritius	100	100
39	Cairn India Limited (“Cairn”)	India	59.88	59.88
40	Cairn India Holdings Limited	Jersey	59.88	59.88
41	Cairn Energy Holdings Limited	United Kingdom	59.88	59.88
42	Cairn Energy Hydrocarbons Limited	United Kingdom	59.88	59.88
43	Cairn Exploration (No. 2) Limited	United Kingdom	59.88	59.88
44	Cairn Energy Gujarat Block 1 Limited	United Kingdom	59.88	59.88
45	Cairn Energy Discovery Limited	United Kingdom	59.88	59.88
46	Cairn Energy Australia Pty Limited	Australia	59.88	59.88
47	Cairn Energy India Pty Limited	Australia	59.88	59.88
48	CIG Mauritius Holdings Private Limited	Mauritius	59.88	59.88
49	CIG Mauritius Private Limited	Mauritius	59.88	59.88
50	Cairn Lanka (Private) Limited	Sri Lanka	59.88	59.88
51	Cairn South Africa (Proprietary) Limited	South Africa	59.88	59.88
52	Cairn Exploration (No. 6) Limited*	United Kingdom	—	59.88
53	Cairn Exploration (No. 7) Limited**	United Kingdom	59.88	59.88

*	Dissolved during the year
**	Dissolved subsequent to the year end

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

			% Ownership interest
S. No	Name of the Company	Country of Incorporation	As at March 31, 2016	As at March 31, 2015
Associates
1	RoshSkor Township (Proprietary) Limited	Namibia	50.00	50.00
2	Gaurav Overseas Private Limited	India	50.00	50.00
3	Raykal Aluminium Company Private Limited	India	24.50	24.50
Other entities
1	Lisheen Mine Partnership [50% each held by Killoran Lisheen Mining Limited & Vedanta Lisheen Mining Limited]	Ireland	100.00	100.00

The Company is having interest in following joint ventures (Refer note no. 34)

			% Ownership interest
S. No	Jointly controlled entities	Country of Incorporation	As at March 31, 2016	As at March 31, 2015
1	Rampia Coal Mines and Energy Private Limited	India	17.39	17.39
2	Madanpur South Coal Company Limited	India	18.05	18.05
3	Goa Maritime Private Limited	India	50.00	50.00

			% Ownership interest
S. No	Joint Ventures in Australia	Country of Incorporation	As at March 31, 2016	As at March 31, 2015
1	Highway	Australia	70.00	70.00
2	Reward	Australia	68.85	68.85
3	Mount Windsor Joint Venture	Australia	70.00	70.00
4	Reward Deeps & Conviction	Australia	70.00	70.00

			% Ownership interest
S. No	Oil & Gas blocks/fields	Area	As at March 31, 2016	As at March 31, 2015
1	Ravva block	Krishna Godavari	22.50	22.50
2	CB-OS/2 - Exploration	Cambay Offshore	60.00	60.00
3	CB-OS/2 - Development & production	Cambay Offshore	40.00	40.00
4	RJ-ON-90/1 - Exploration	Rajasthan Onshore	100.00	100.00
5	RJ-ON-90/1 - Development & production	Rajasthan Onshore	70.00	70.00
6	PR-OSN-2004/1	Palar Basin Offshore	35.00	35.00
7	KG-OSN-2009/3	Krishna Godavari Offshore	100.00	100.00
8	MB-DWN-2009/1***	Mumbai Deep Water	100.00	100.00
9	South Africa Block 1	Orange Basin South Africa Offshore	60.00	60.00

	Relinquished block
	SL 2007-01-001	North West Sri Lanka Offshore	100.00	100.00
	(Relinquished on October 15th, 2015)

	Non operated block
	KG-ONN-2003/1	Krishna Godavari Onshore	49.00	49.00
	[Operatorship has been transferred to Oil and Natural Gas Corporation (ONGC) w.e.f July 7th, 2014]

***	intended to be relinquished in the next year

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

3	Statement of Significant Accounting Policies:

(a)	Basis of accounting and preparation

The consolidated financial statements of the Company and its subsidiaries have been prepared on an accrual basis under historical cost convention except for certain fixed assets carried at revalued amounts, and in accordance with Generally Accepted Accounting Principles in India (‘Indian GAAP’) to comply with the Accounting Standards prescribed under Section 133 of the Companies Act, 2013, and the relevant provisions of the Companies Act 2013, as applicable. The accounting policies adopted in the presentation of the financial statements are consistent with those followed in the previous year except for change in the accounting policy of certain fixed assets as described in note 14 [n(i)]

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with Indian GAAP requires the management to make estimates and assumptions that affect the reported amount of assets and liabilities (including contingent liabilities) on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The management believes that the estimates used in preparation of the consolidated financial statements are prudent and reasonable. Future results could differ due to these estimates, the differences between the actual results and the estimates are recognised in the periods in which the results are known/materialise.

(c)	Inventories

Inventories are stated at the lower of cost and net realisable value, less any provision for obsolescence. Materials and other supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost.

Cost is determined on the following basis:

(i)	purchased copper concentrate is recorded at cost on a First In First Out (“FIFO”) basis; all other raw materials including stores and spares are valued on a weighted average basis;

(ii)	finished products and work-in-progress are valued at raw material cost plus costs of conversion, comprising labour costs and an attributable proportion of manufacturing overheads based on normal levels of activity and are moved out of inventory on a weighted average basis except in case of copper finished products and work-in-progress which is determined on FIFO basis;
(iii)	Immaterial by-products and scrap are valued at net realisable value.

Net realisable value is determined based on estimated selling price, less further costs expected to be incurred to completion and disposal.

(d)	Depreciation, depletion and amortisation expense

Depreciable amount for assets is the cost of an asset, or other amount substituted for cost, less its estimated residual value.”

Depreciation on tangible fixed assets other than oil and gas assets, has been provided on straight line method (SLM) as per the useful lives prescribed in Schedule II to the Companies Act, 2013 except that:

(i)	Mining leases are amortised in proportion to actual quantity of ore extracted there from.”

(ii)	Amounts paid as stamp duties and other statutory levies for renewal of owned mining leases are amortised over the operating period of lease.

(iii)	Individual items of assets costing upto 5,000 are fully depreciated in the year of acquisition.

(iv)	Additions on account of insurance spares, additions/extensions forming an integral part of existing plants and the revised carrying amount of the assets identified as impaired, are depreciated over residual life of the respective fixed assets.

(v)	Leasehold lands and buildings are amortised over the period of lease. Leasehold improvements are amortised over the remaining period of primary lease (3 to 12 years) or expected useful economic lives, whichever is shorter.

(vi)	Railway wagons procured under Wagon Investment Scheme (WIS) are depreciated at the rate of 10% per annum on straight line method basis.

In respect of Plant and equipment and certain assets, the life of the assets have been assessed based on management’s assessment of independent technical evaluation/ advice, taking into account, inter-alia, the nature of the assets, the estimated usage of the assets, the operating condition of the assets, past history of replacement and maintenance support.

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

For oil and gas assets, the expenditure on producing properties is depleted within each cost centre. Depletion is charged on a unit of production basis, based on proved reserves for acquisition costs and proved and developed reserves for successful exploratory wells, development wells, processing facilities, distribution assets, estimated future abandonment cost and all other related costs. Reserves for this purpose are considered on working interest basis which are reassessed atleast annually. Impact of changes to reserves are accounted for prospectively.

Intangible assets are amortised over their estimated useful life. Software is amortised on straight line method over the useful life of the asset or 5 years whichever is shorter. Amounts paid for securing mining rights are amortised over the period of the mining lease. The estimated useful life of the intangible assets and the amortisation period are reviewed at the end of each financial year and the amortisation period is revised to reflect the changed pattern, if any.

Goodwill on consolidation represents the underlying value of mining ore reserves/oil and gas reserves of the subsidiaries. Goodwill on consolidation has been amortised based on “Unit of Production Method”.

(e)	Revenue recognition

(i)	Sale of goods :

Revenue is recognised when significant risks and rewards of ownership of the goods sold are transferred to the customer and the commodity has been delivered to the shipping agent/ customer and it can be reliably measured and it is reasonable to expect ultimate collection. Revenue from operations comprises of sale of goods, services, scrap, export incentives and includes excise duty and are net of sales tax/ value added tax and rebates and discounts.

Revenue from sale of power is recognised when delivered and measured based on rates as per bilateral contractual agreements with buyers / at rate arrived at based on the principles laid down under the relevant Tariff Regulations as notified by the regulatory bodies, as applicable.

Revenue from the Company’s share (net of Government’s share of profit petroleum) of oil, gas and condensate production are recognized on a direct entitlement basis, when significant risks and rewards of ownership are transferred to the buyers. Government’s share of profit petroleum is accounted for when the obligation (legal or constructive), in respect of the same arises.

(ii)	Export incentives:

Export benefits are accounted for in the year of exports based on eligibility and when there is no uncertainty in receiving the same.

(iii)	Income from services:

Revenue in respect of contracts for services is recognised when the services are rendered and related costs are incurred.

(iv)	Tolling income:

Tolling income represents tolling revenue from the Company’s businesses and Group’s share of revenues from Pilotage and Oil Transfer Services from the respective joint ventures, which is recognised based on the rates agreed with the customers, as and when the services are rendered.

(v)	As operator from the joint venture:

Revenue from Joint ventures is recognised for services rendered in the form of parent company overhead based on the provisions of respective production sharing contracts.

(vi)	Other income:

•	Interest income is recognised on a time proportion basis by reference to the principal outstanding and at the interest rate applicable.

•	Dividend income is recognised when the right to receive dividend is established.

(f)	Import of copper concentrate and sale of copper and slime

In accordance with the prevailing international market practice, purchase of copper concentrate and sale of copper and slime are accounted for on provisional invoice basis pending final invoice in terms of purchase contract / sales contract respectively. The cases where quotational period prices are not finalised as at the year end are restated at forward LME / LBMA rates as at the year end and adjustments are made based on the metal contents as per laboratory assessments done by the Company pending final invoice.

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

(g)	Tangible fixed assets

Fixed assets other than freehold land and plant and equipment of the Company, oil and gas assets are carried at historical cost (net of MODVAT / CENVAT / VAT) less accumulated depreciation / amortization and impairment losses, if any. Costs include non refundable taxes and duties, borrowing costs and other expenses incidental to the acquisition and installation upto the date the asset is ready for intended use.

The Company revalued all its ‘freehold land’ and ‘plant and equipment’ that existed on April 1, 2015. The revalued assets are carried at the revalued amounts less accumulated depreciation and impairment losses, if any. Increase in the net book value on such revaluation is credited to ‘Revaluation reserve’ except to the extent such increase is related to and not greater than a decrease arising from a revaluation / impairment that was previously recognised in the Statement of Profit and Loss, in which case such amount is credited to the Statement of Profit and Loss. Decrease in book value on revaluation is charged to the Statement of Profit and Loss except where such decrease relates to a previously recognised increase that was credited to the Revaluation reserve, in which case the decrease is charged to the Revaluation reserve to the extent the reserve has not been subsequently reversed / utilised.

Projects under which assets are not ready for their intended use and other capital work-in-progress are carried at cost, comprising direct cost, related incidental expenses and attributable interest till the commissioning of the project.

The Group has adopted paragraph 46/46A of AS 11- “The Effects of Changes in Foreign Exchange Rates” and accordingly the cost of acquisition is adjusted for exchange differences relating to long-term foreign currency monetary liabilities attributable to the acquisition of fixed assets and the adjusted cost of respective fixed assets are depreciated over the remaining useful life of such assets.

The Group’s mining leases having ore reserves are not valued, however, amounts paid to government authorities towards renewal of owned mining leases are capitalised as a part of mining rights.

Fixed assets retired from active use and held for sale are stated at the lower of their net book value and net realisable value and are disclosed separately under “Other current assets”.

Machinery spares which can be used only in connection with an item of fixed asset and whose use is expected to be irregular are capitalised and depreciated over the useful life of the principal item of the relevant assets.

Oil and gas assets

The Group follows the successful efforts method of accounting for oil and gas assets as set out by the Guidance Note issued by the Institute of Chartered Accountants of India (ICAI) on “Accounting for Oil and Gas Producing Activities” (Revised 2013).

Expenditure incurred on the acquisition of a license interest is initially capitalised on a license by license basis. Costs are held, undepleted, within exploratory & development work-in-progress until the exploration phase relating to the license area is complete or commercial oil and gas reserves have been discovered.

Exploration expenditure incurred in the process of determining exploration targets which cannot be directly related to individual exploration wells is expensed in the period in which it is incurred.

Exploration/appraisal drilling costs are initially capitalised within exploratory and development work-in-progress on a well by well basis until the success or otherwise of the well has been established. The success or failure of each exploration/appraisal effort is judged on a well by well basis. Drilling costs are written off on completion of a well unless the results indicate that oil and gas reserves exist and there is a reasonable prospect that these reserves are commercial.

Where results of exploration drilling indicate the presence of oil and gas reserves which are ultimately not considered commercially viable, all related costs are written off to the Statement of Profit and Loss immediately. Following appraisal of successful exploration wells, when a well is ready for commencement of commercial production, the related exploratory and development work-in-progress are transferred into a single field cost centre within producing properties, after testing for impairment.

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

Where costs are incurred after technical feasibility and commercial viability of producing oil and gas is demonstrated and it has been determined that the wells are ready for commencement of commercial production, they are capitalised within producing properties for each cost centre. Subsequent expenditure is capitalised when it enhances the economic benefits of the producing properties or replaces part of the existing producing properties. Any costs remaining associated with such part replaced are expensed off in the financial statements.

Net proceeds from any disposal of an exploration asset within exploratory and development work-in-progress are initially credited against the previously capitalised costs and any surplus proceeds are credited to the Statement of Profit and Loss. Net proceeds from any disposal of producing properties are credited against the previously capitalised cost and any gain or loss on disposal of producing properties is recognised in the Statement of Profit and Loss, to the extent that the net proceeds exceed or are less than the appropriate portion of the net capitalised costs of the asset.

Amounts which are not being paid by the joint venture partner in oil and gas blocks where the Group is the operator and have hence been funded by it are treated as exploration, development or production costs, as the case may be.

Expenditure during construction period

All costs attributable to the construction of project or incurred in relation to the project under construction, net of income, during the construction / pre-production period, are aggregated under expenditure during construction period to be allocated to individual identified assets on completion.

(h)	Intangible assets

Intangible assets are carried at cost less accumulated amortisation and impairment losses.

The cost of intangible assets comprises its purchase price and any directly attributable expenditure on making the asset ready for its intended use and net of any trade discounts and rebates.

(i)	Borrowing costs

Borrowing costs include interest, amortisation of ancillary costs incurred and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to the interest cost. Borrowing costs attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets upto the date when such assets are ready for their intended use. Other borrowing costs are charged as expense in the year in which they are incurred. Capitalisation of borrowing costs is suspended and charged to the Statement of Profit and Loss during the extended periods when active development on the qualifying assets is interrupted.

(j)	Foreign currency transactions

Transactions denominated in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction or at rates that closely approximate the rate at the date of the transaction.

Foreign currency monetary items outstanding at the balance sheet date are restated at year end rates. In case of monetary items which are hedged by derivative instruments, the valuation is done in accordance with accounting policy (n) on “Derivative instruments”.

Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Statement of Profit and Loss except that in respect of long term foreign currency monetary items relatable to acquisition of depreciable fixed assets, such difference is adjusted to the carrying cost of the depreciable fixed assets. In respect of other long term foreign currency monetary items, the same is transferred to “Foreign Currency Monetary Translation Difference Account” and amortised over the balance period of such long term foreign currency monetary items but not beyond March 31, 2020.

Non monetary foreign currency items are carried at cost.

(k)	Employee Benefits

(i)	Short-term

Short term employee benefits are recognised as an expense at the undiscounted amount in the Consolidated Statement of Profit and Loss for the year in which the related service is rendered. These include performance incentives and compensated absences which are expected to occur within twelve months after the end of the period in which the employee renders the related service.

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

(ii)	Long-term

(a)	Provident fund and family pension:

The employees of the Company and some of its subsidiaries are entitled to receive benefits in the form of provident fund and family pension, a defined benefit plan and a defined contribution plan, in which both employees and the Company / Subsidiaries make monthly / annual contributions equal to specified percentage of employee’s salary. The contributions, as specified under law are made to the provident fund set up as irrevocable trust by the Company and its subsidiaries or to respective Regional provident fund commissioner. The Company and some of its subsidiaries are liable for monthly / annual contributions and shortfall, if any, in the fund assets based on the specified rates of return. Such contributions and shortfall, if any is recognised as expenses in the year incurred.

(b)	Superannuation / Annuity fund:

The Company and some of its subsidiaries provide for a superannuation/ annuity fund, a defined contribution plan, for certain categories of employees. The contributions are made annually at a pre-determined proportion of employee’s salary to insurance companies which administer the fund. The Company and some of its subsidiaries recognise such contributions as expense over the period of services rendered.

(c)	Gratuity:

The Company and some of its subsidiaries account for the net present value of its obligations for gratuity benefits, a defined benefit plan, based on an independent actuarial valuation carried out at each Balance Sheet date using the projected unit credit method. Annual contributions are made by the Company and its said subsidiaries to gratuity funds established as trusts or managed by insurance companies. Actuarial gains and losses are immediately recognised in the Consolidated Statement of Profit and Loss.

(d)	Compensated absences:

Compensated absences accruing to employees and which can be carried to future periods but where there are restrictions on availment or encashment or where the availment or encashment is not expected to occur wholly in the next twelve months, the liability on account of the benefit is determined actuarially using the projected unit credit method.

(iii)	The Company’s subsidiary, Cairn India Limited, measures compensation cost relating to employee stock options using the fair value method in accordance with Securities and Exchange Board of India (‘SEBI’) (Share Based Employee Benefits) Regulations, 2014 and the Guidance Note on Accounting for Employee Share-based payments issued by the Institute of Chartered Accountants of India (ICAI). Compensation expense is amortised over the vesting period of the option on a straight line basis.

(l)	Investments

(i)	Long-term investments are carried individually at cost less provision for diminution, other than temporary, in the value of investments.

(ii)	Current investments are carried individually, at lower of cost and fair value.

Cost of investments include acquisition charges such as brokerage, fees and duties.

(m)	Issue expenses

Expenses of debenture / bond / floating rate note issued are charged to Statement of Profit and Loss over the tenor of the instrument. Expenses related to equity and equity related instruments are adjusted against the securities premium account.

(n)	Derivative instruments

The Group enters into forwards, options, swaps contract and other derivative financial instruments, in order to hedge its exposure to foreign exchange, interest rate and commodity price risks. The Group neither holds nor issues any derivative financial instruments for speculative purposes.

The premium and discount arising at inception of forward contracts is amortised as expense or income over the life of the contract.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Consolidated Statement of Profit and Loss. The hedged item is recorded at fair value. Gain or loss if any, is recorded in the Consolidated Statement of Profit and Loss and is offset by the gain or loss from the change in the fair value of the derivative.

240

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Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and are determined to be an effective hedge are recorded in hedging reserve account. Any cumulative gain or loss on the hedging instrument recognised in hedging reserve is retained in hedging reserve until the forecast transaction occurs. Amounts deferred to hedging reserve are recycled in the Consolidated Statement of Profit and Loss in the periods when the hedged item is recognised in the Consolidated Statement of Profit and Loss or when the portion of the gain or loss is determined to be an ineffective hedge.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial assets or a non-financial liability, or a forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which cash flow hedge accounting is applied, the associated gains and losses that were recognized in hedging reserve are included in the initial cost or other carrying amount of the asset and liability.

Derivative financial instruments that do not qualify for hedge accounting and are outstanding at the balance sheet date are marked to market and gains or losses are recognised in the Consolidated Statement of Profit and Loss. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in hedging reserve is transferred to Consolidated Statement of Profit and Loss for the year.

For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign operations, the gain or loss is reported in the Foreign Currency Translation Reserve as part of the exchange difference on translation of foreign operations to the extent it is effective. Any ineffective portions of net investment hedges are recognised in other income/expense in current earnings during the period of change. Under a hedge of a net investment, the cumulative gain or loss remains in the Foreign Currency Translation Reserve when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the Company revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the Consolidated Statement of Profit and Loss as part of the profit / loss on disposal when the net investment in the foreign operation is disposed.

(o)	Taxation

Tax expense comprises current and deferred tax. Current tax is determined on the basis of taxable income and tax credits computed for each of the entities in the Group in accordance with the provisions of applicable tax laws of the respective jurisdiction where the entities are located. Current tax is net of credit for entitlement for minimum Alternate Tax.

Minimum Alternate Tax (MAT) paid in accordance with the tax laws, which gives future economic benefits in the form of adjustment to future income tax liability, is considered as an asset, if there is convincing evidence that individual entities in the Group will pay normal income tax. Accordingly, MAT is recognised as an asset in the Balance Sheet when it is probable that future economic benefit associated with it will flow to the entities in the Group.

Deferred tax is recognised on timing differences, being the differences between the taxable income and the accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax is measured using the tax rates and the tax laws enacted or substantively enacted as at the reporting date.

Deferred tax liabilities are recognised for all timing differences. Deferred tax assets are recognised for timing differences of items other than unabsorbed depreciation and carry forward losses only to the extent that reasonable certainty exists that sufficient future taxable income will be available against which these can be realised. However, if there are unabsorbed depreciation, carry forward of losses and items relating to capital losses, deferred tax assets are recognised only if there is virtual certainty supported by convincing evidence that there will be sufficient future taxable income available to realise the assets. Deferred tax assets and liabilities are offset if such items relate to taxes on income levied by the same governing tax laws and the Company has a legally enforceable right for such set off. Deferred tax assets are reviewed at each balance sheet date for their realisability.

Current and deferred tax relating to items directly recognised in reserves are recognised in reserves and not in the Consolidated Statement of Profit and Loss.

241

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

(p)	Impairment of assets

The carrying values of assets / cash generating units, at each balance sheet date are reviewed for impairment, if any indication of impairment exists. If the carrying amount of the assets exceed the estimated recoverable amount, impairment is recognised for such excess amount. The impairment loss is recognised as an expense in the Consolidated Statement of Profit and Loss, unless the asset is carried at revalued amount, in which case any impairment loss of the revalued asset is treated as a revaluation decrease to the extent a revaluation reserve is available for that asset.

The recoverable amount is the greater of the net selling price and their value in use. Net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Net selling price is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. Value in use is arrived at by discontinuing the future cash flows to their present value based on an appropriate discount factor.

When there is indication that an impairment loss recognised for an asset (other than a revalued asset) in earlier accounting periods no longer exists or may have decreased, such reversal of impairment loss is recognised in the Statement of Profit and Loss, to the extent the amount was previously charged to the Statement of Profit and Loss. In case of revalued assets such reversal is treated as revaluation increase and credited directly to equity under the heading ‘Revaluation Reserve’ unless it reverses the impairment loss previously recognised as an expense in the statement of profit and loss.

(q)	Provisions, contingent liabilities and contingent assets

A provision is recognised when the Group has a present obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation in respect of which a reliable estimate can be made. Provisions (excluding retirement benefits) are not discounted to their present value and are determined based on the best estimate required to settle the obligation at the Balance Sheet date. These are reviewed at each Balance Sheet date and adjusted to reflect the current best estimates. Contingent liabilities are not recognised but are disclosed in the financial statements. Contingent assets are neither recognised nor disclosed in the financial statements.

(r)	Segment reporting

The Group identifies primary segments based on the nature of risks and returns, the organization structure and the internal reporting system. The operating segments are the segments for which separate financial information is available and for which operating profit / loss amounts are evaluated regularly by the Board of Directors in deciding how to allocate resources and in assessing performance.

The accounting policies adopted for consolidated segment reporting are in line with the accounting policies of the Group. Segment revenue, segment results, segment assets and segment liabilities have been identified to segments on the basis of their relationship to the operating activities of the segment.

Inter-segment revenue is accounted on the basis of transactions which are primarily determined based on market / fair value factors.

Revenue, expenses, assets and liabilities which relates to the Group as a whole and are not allocable to segments on reasonable basis have been included under “unallocated revenue / results / assets /liabilities”.

(s)	Cash flow statement

Cash flows are reported using indirect method as set out in Accounting Standard (AS) -3 “Cash Flow Statement”, whereby profit / (loss) before extraordinary items and tax is adjusted for the effects of transactions of non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from operating, investing and financing activities of the Group are segregated based on the available information.

Cash and cash equivalents

Cash comprises cash at bank and in hand and demand deposits with banks. Cash equivalents are short-term balances (with an original maturity of three months or less from the date of acquisition), highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value.

(t)	Earnings per share:

Basic earnings per share are calculated by dividing the net profit or loss after tax (including the post tax effect of extraordinary items, if any) for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year. The weighted average number of equity shares outstanding during the year is adjusted for events of bonus issue, bonus element in a rights issue to existing shareholders, share split and reverse share split (consolidation of shares

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2016

For the purpose of calculating diluted earnings per share, the net profit or loss after tax (including the post tax effect of extraordinary items, if any) for the year attributable to equity shareholders and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares, if any.

(u)	Leases

(i)	Finance lease

Finance leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the lower of the fair value and present value of the minimum lease payments at the inception of the lease term and disclosed as leased assets. Lease payments are apportioned between the finance charges and reduction of the lease liability based on the implicit rate of return. Finance charges are recognised as an expense in the Consolidated Statement of Profit and Loss. Lease management fees, legal charges and other initial direct costs are capitalised.

If there is no reasonable certainty that the Group will obtain the ownership by the end of the lease term, capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

(ii)	Operating lease

Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the leased item, are classified as operating leases. Operating lease payments are recognised as an expense in the Consolidated Statement of Profit and Loss on a straight-line basis over the lease term.

(v)	Restoration, rehabilitation and environmental costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine/oil fields. Such costs are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the Consolidated Statement of Profit and Loss over the life of the operation through the depreciation of the asset. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations and new disturbance. The adjusted cost of the asset is depreciated prospectively over the lives of the assets/amortised over the proved and developed reserves to which they relate

Costs for the restoration of subsequent site damage, which is caused on an ongoing basis during production, are charged to the Consolidated Statement of Profit and Loss as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.

(w)	Joint Ventures

The Group participates in several Joint Ventures involving joint control of assets for carrying out oil and gas exploration, development and producing activities. The Group accounts for its share of the assets and liabilities of Joint Ventures along with attributable income and expenses in such Joint Ventures, in which it holds a participating interest.

(x)	Operating cycle

Based on the nature of products / activities of the Group and the normal time between acquisition of assets and their realisation in cash or cash equivalents, the Group has determined its operating cycle as 12 months for the purpose of classification of its assets and liabilities as current and non-current.

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

4	In respect of following items accounting policies followed by the subsidiary companies are different than that of the Company:

Item	Particulars		As at March 31, 2016 ( in Crore)	Proportion to the Item
(a) Fixed Assets	(i)	For the purpose of depreciation, in case of Hindustan Zinc Limited (“HZL”), additions and disposals are reckoned on the first day and last day of quarter respectively.
	- Additions		1,236.97	8.02%
	- Disposals		45.54	2.32%
	(ii)	The Subsidiary companies and the jointly controlled entities of the group continued to state all fixed assets at cost. During the year, the Company has revalued its freehold land and plant & equipment and such assets are stated at revalued amounts refer note no. 3(g) and 14(n(i)).	5,185.18	7.70%
(b) Inventory	Cairn (Consolidated) has determined cost of stores and spares as per FIFO method as against Weighted average method being followed by the Company.		940.56	48.99%
(c) Depreciation	(i)	Cairn (Consolidated) has provided depreciation on assets other than oil and gas assets based on useful lives assessed by the management as against that arrived at based on management assessment of independent technical evaluation of such lives in terms of Schedule II to the Companies Act 2013 being followed by the Company.	378.87	5.65%
	(ii)	HZL has charged depreciation on individual items of Plant & Machinery and vehicles costing upto 25,000/- as against the accounting policy followed by the company.	0.20	0.00%

5	Share Capital

	As at March 31, 2016		As at March 31, 2015
Particulars	Number	Amount ( in Crore)	Number	Amount ( in Crore)
A. Authorised equity share capital
Opening balance [equity shares of 1 each with voting rights]	51,270,100,000	5,127.01	51,260,000,000	5,126.00
Add: Pursuant to the Scheme of Amalgamation [Refer note no. 40(b)]	—	—	10,100,000	1.01

Closing balance	51,270,100,000	5,127.01	51,270,100,000	5,127.01

Authorised preference share capital
Opening balance [preference shares of 10/- each]	35,000,000	35.00	—	—
Add: Pursuant to the Scheme of Amalgamation [preference shares of 10/- each] [Refer note no. 40(b)]	—	—	35,000,000	35.00

Closing balance	35,000,000	35.00	35,000,000	35.00

B. Issued, subscribed and paid up
Equity shares of 1/- each with voting rights *	2,965,004,871	296.50	2,965,004,871	296.50

*	includes 310,632 (Previous year 310,632) equity shares kept in abeyance. These shares are not part of listed equity capital.

C. Shares held by ultimate holding company and its subsidiaries/associates

	As at March 31, 2016		As at March 31, 2015
Particulars	No. of Shares held	% of holding	No. of Shares held	% of holding
Twin Star Holdings Limited	1,280,084,749	43.18	1,280,084,749	43.18
Twin Star Holdings Limited (2)	99,292,708	3.35	99,292,708	3.35
Finsider International Company Limited	401,496,480	13.54	401,496,480	13.54
Westglobe Limited	44,343,139	1.50	44,343,139	1.50
Welter Trading Limited	38,241,056	1.29	38,241,056	1.29

Total	1,863,458,132	62.86	1,863,458,132	62.86

(1)	All the above entities are subsidiaries of Volcan Investments Limited, the ultimate holding company.
(2)	Represented by 24,823,177 American Depository Shares (“ADS”).

244

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Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

D.	Aggregate number of bonus shares issued, shares issued for consideration other than cash and shares bought back during the period of five years immediately preceding the reporting date

	As at March 31, 2016	As at March 31, 2015
Equity shares issued pursuant to Schemes of Amalgamation (in FY 2013-14)	2,095,903,448	2,095,903,448

E.	Details of shareholders holding more than 5% shares in the Company

	As at March 31, 2016		As at March 31, 2015
Particulars	No. of Shares held	% of holding	No. of Shares held	% of holding
Twin Star Holdings Limited	1,280,084,749	43.18	1,280,084,749	43.18
Twin Star Holdings Limited #	99,292,708	3.35	99,292,708	3.35
Finsider International Company Limited	401,496,480	13.54	401,496,480	13.54

#	24,823,177 ADS, held by CITI Bank N.A. New York as a depository.

F.	Other disclosures

(1)	The Company has one class of equity shares having a par value of 1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting, except in case of interim dividend which is paid as and when declared by the Board of Directors. In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts, in proportion to their shareholding.

(2)	ADS shareholders do not have right to attend General meetings in person and also do not have right to vote. They are represented by depository,
CITI Bank N.A. New York. As on March 31, 2016, 228,184,620 equity shares were held in the form of 57,046,155 ADS.

(3)	In terms of Scheme of Arrangement as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated April 19, 2002 the erstwhile Sterlite Industries (India) Limited (merged with the Company during 2013-14) during 2002-2003 reduced its paid up share capital by 10.03 Crore. There are 198,900 equity shares (Previous year 219,214 equity shares) of 1 each pending clearance from NSDL/CDSL. The Company has filed application in Hon’ble High Court of Mumbai to cancel these shares, the final decision on which is pending. Hon’ble High Court of Judicature at Mumbai, vide its interim order dated September 06, 2002 restrained any transaction with respect to subject shares.

6	Reserves and surplus

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Capital Reserve
Balance at the beginning of the year	131.76	1.96
Add: Pursuant to the Scheme of Amalgamation [Refer note no. 40(b)]	—	129.80

Balance as at the end of the year	131.76	131.76

Capital Reserve on Consolidation
Balance as at the beginning and at the end of the year	9.87	9.87
Preference Share Redemption Reserve
Balance as at the beginning and at the end of the year	76.88	76.88
Capital Redemption Reserve
Balance as at the beginning of the year	23.50	4.79
Add: Transferred from General Reserve	—	18.71

Balance as at the end of the year	23.50	23.50

Securities Premium Account
Balance as at the beginning and at the end of the year	19,964.95	19,964.95

245

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

6	Reserves and surplus (Contd.)

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Debenture Redemption Reserve
Balance as at the beginning of the year	703.98	423.97
Add: Transferred from Surplus in Consolidated Statement of Profit and Loss	526.19	340.01
Less: Transferred to Surplus in Consolidated Statement of Profit and Loss	(21.25)	(60.00)

Balance as at the end of the year	1,208.92	703.98

Legal Reserve*
Balance as at the beginning of the period/year	2.77	2.77
Transferred from Surplus in Statement of Profit and Loss	0.23	—

Balance as at the end of the year	3.00	2.77

General Reserve
Balance as at the beginning of the year	19,105.16	19,144.12
Less: Pursuant to the Scheme of Amalgamation [Refer note no. 40(b)]	—	(20.25)
Less: Transferred to Capital Redemption Reserve	—	(18.71)

Balance as at the end of the year	19,105.16	19,105.16

Hedging Reserve
Balance as at the beginning of the year	(25.37)	57.23
(Less): Effect of foreign exchange rate variations on hedging instrument outstanding at the end of the year [net of deferred tax 0.04 Crore (Previous year 1.62 Crore)]	(4.11)	(25.37)
Less: Amount transferred to Consolidated Statement of Profit and Loss [net of deferred tax 1.62 Crore (Previous year 33.82)]	25.37	(57.23)

Balance as at the end of the year	(4.11)	(25.37)

Surplus/(Deficit) in Consolidated Statement of Profit and Loss
Balance as at the beginning of the year	11,579.07	29,297.86
Less: Pursuant to the Scheme of Amalgamation [Refer note no. 40(b)]	—	(129.80)
Less: (Loss) / Profit for the year	(9,323.44)	(15,645.77)
Add: Transferred from Debenture Redemption Reserve	21.25	60.00
Less: Transferred to Debenture Redemption Reserve	(526.19)	(340.01)
Less: Interim dividend [dividend per share 3.50 (Previous year 1.75)]	(1,037.75)	(518.82)
Less: Tax on Interim dividend [net of dividend from a subsidiary u/s 115 (O) of Income Tax Act, 1961]	(1,551.56)	(183.98)
Less: Transferred to Legal reserve	(0.23)	—
Less: Proposed dividend** (Previous year 2.35)]	—	(696.78)
Add: Income tax refund	10.65	—
Less: Tax on Proposed Dividend [net of dividend from a subsidiary u/s 115 (O) of Income Tax Act, 1961]	(231.04)	(214.79)
Less: Depreciation adjustment consequent to revision in useful life [Refer note no. 14 (n(ii))]	—	(48.84)

Balance as at the end of the year	(1,059.24)	11,579.07

Foreign Currency Translation Reserve
Balance as at the beginning of the year	2,006.20	3,727.76
Less: Effect of foreign exchange rate variations during the year	(2,488.47)	(1,721.56)

Balance as at the end of the year	(482.27)	2,006.20

Revaluation Reserve
Balance as at the beginning of the year	—	—
Addition during the year [Refer note no. 14 (n(i))]	5,397.40	—

Balance as at the end of the year	5,397.40	—

Total	44,375.82	53,578.77

*	Legal reserve is created at Fujairah Gold FZC in accordance with free zone regulations.
**	Dividend per share Nil.

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

7	Long-term borrowings*

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Secured
Redeemable Non Convertible Debentures[a]	11,080.00	10,350.00
Term loans from banks[b]	24,175.88	21,621.99
Foreign currency loans from banks[c]	1,879.48	3,129.54
Buyers’ credit from banks[d]	131.10	311.31
UnSecured
Deferred sales tax liability[e]	126.83	133.16
Buyers’ credit from banks[f]	680.55	269.21
Loans and advances from related parties[g] (Refer note no. 44)	12,383.46	16,209.99

Total	50,457.30	52,025.20

*	Includes share of Joint ventures Nil (Previous year: 0.01 Crore)

Terms & conditions of Long-term borrowings

a)	Secured Redeemable Non Convertible Debentures (NCD’s) includes:

(i)	9.10% NCDs issued by the Company for an aggregate amount of 2,500.00 Crore. These NCDs are secured by way of mortgage on the immoveable property of the Company situated at Tuticorin in the State of Tamilnadu and also by way of first ranking pari passu charge over the tangible and intangible moveable fixed assets, both present and future of Jharsuguda 2,400 MW power plant with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenor of the NCDs. These NCDs are redeemable on April 5, 2023. The debenture holders of these NCDs and the Company have put and call option at the end of the 5 years from the respective date of the allotment of the NCDs.

(ii)	NCDs issued by the Company for an aggregate amount of 2,000.00 Crore. Out of these, 1,000.00 Crore NCDs are issued at a coupon rate of 9.40% per annum, while another 1,000.00 Crore NCDs are issued at a coupon rate of 9.24% per annum. These NCDs are secured by way of mortgage on the immoveable property of the Company situated at Sanaswadi in the State of Maharashtra and also by way of hypothecation on the moveable fixed assets of Jharsuguda 2,400 MW Power plant with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the currency of NCDs. These NCDs are redeemable in tranches of 500.00 Crore each on December 20, 2022, December 6, 2022, November 27, 2022 and October 25, 2022. In respect of all the four tranches of NCDs, the debenture holders and the Company have put and call option respectively at the end of the 5 years from the respective date of the allotment of the NCDs.
(iii)	NCDs issued by the Company of 1,200.00 Crore in two tranches of 750.00 Crore and 450.00 Crore, with an interest rate of 9.17% per annum. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the State of Tamilnadu and also by way of first pari passu charge over the moveable fixed assets of Lanjigarh refinery expansion project including 210 MW power plant project, with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenor of the NCD. These NCDs are redeemable on July 4, 2023 for 750.00 Crore and on July 5, 2023 for 450.00 Crore. The debenture holders of these NCDs and the Company have put and call option at the end of the 5 years from the respective date of the allotment of the NCDs.

(iv)	9.36% NCDs of 1,500.00 Crore issued by Iron ore division in two tranches of 975.00 Crore and 525.00 Crore. These NCDs are redeemable in two instalments of 975.00 Crore and 525.00 Crore payable on October 30, 2017 and December 30, 2017 respectively. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the State of Tamilnadu and also by way of first ranking pari passu charge over “moveable fixed assets” in relation to the Company’s Iron Ore business (Pig Iron and Met Coke assets) and Power Plant assets located in Goa and the Copper plant assets located at Tuticorin with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenure of the NCDs.

(v)	9.70% NCDs of 2,000.00 Crore issued by Aluminium division during the current year. These NCDs are secured by way of mortgage on the immovable property of the Company situated at Tuticorin in the State of Tamilnadu and also by way of first ranking pari passu charge over the tangible and intangible movable fixed assets of Aluminium division, with a security cover of 1.25 times on the face value of outstanding NCDs at all times during the tenor of the NCDs. These NCDs are redeemable on August 17, 2020.

247

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NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

(vi)	NCD’s issued by BALCO of 250.00 Crore is carrying an interest of 8.60% per annum [including current maturity of long-term borrowings of 250.00 Crore (Refer note no. 12)]. These are redeemable at par on May 31, 2016 and are secured by first pari passu charge over Fixed Assets of BALCO.

(vii)	10.25% NCDs issued by BALCO aggregating 500.00 Crore redeemable at par on August 7, 2017. These are secured by first pari passu charge on the fixed assets of BALCO.

(viii)	NCDs issued by TSPL during the year aggregating 120.00 Crore, 180.00 Crore & 200.00 Crore [including current maturity of long term borrowings of 120.00 Crore (Refer note no. 12)] on a private placement basis and carrying an interest of 9.6% per annum, 9.7% per annum & 9.27% per annum respectively and repayable on September 16, 2016, September 18, 2017 and November 10, 2017. These are secured by first pari passu charge on the moveable assets of TSPL both present and future, with a minimum asset cover of 1.1 times during the lifetime of the NCDs.

(ix)	NCDs issued by TSPL during the year aggregating 1,000.00 Crore on a private placement basis and carrying an interest of 8.91% per annum and repayable on April 27, 2018. These are secured by first pari passu charge on the moveable assets of TSPL both present and future, with a minimum asset cover of 1.1 times during the lifetime of the NCDs.

(x)	9% NCDs issued by VGCB of 75.00 Crore [including current maturity of long term borrowings of 75.00 Crore (Refer note no. 12)]. These NCDs are redeemable on May 6, 2016. The NCDs are secured 1.1 times of the face value of outstanding debentures, by way of charge on the fixed assets of the VGCB.

b)	Secured term loans from banks includes:

(i)	Loan from a bank taken by Aluminium division during the current year amounting to 1,250.00 Crore. The loan is secured by aggregate of the net fixed assets of Aluminium division and the Lanjigarh expansion project reduced by the outstanding amount of other borrowings having first pari passu charge on the fixed assets of Aluminium Division and the Lanjigarh expansion project. The loan is repayable from FY 2017-18, as 12.50 Crore in March 2018, 50.00 Crore within FY 2018-19, 62.50 Crore, each in FY 2019-20 and FY 2020-21 and 1,062.50 Crore after FY 2020-21.

(ii)	Loan from a bank taken by Aluminium division amounting to 4,750.00 Crore [including current maturity of long-term borrowings 250.00 Crore (Refer note no. 12)]. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future moveable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 250.00 Crore within one year, 250.00 Crore within second year, 500.00 Crore within third year, and 1,250.00 Crore each within fourth to sixth year.

(iii)	Loan from a bank taken by Aluminium division amounting to 995.00 Crore [including current maturity of long term borrowings 20.00 Crore (Refer note no. 12)]. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future moveable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 20.00 Crore in within one year, 25.00 Crore within second year, and 40.00 Crore each in third and fourth year and balance 870.00 Crore in eleven various installments from fifth to fifteenth year.

(iv)	Loan from a bank amounting to 497.50 Crore [including current maturity of long-term borrowings 10.00 Crore (Refer note no. 12)] taken by Aluminium division. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future moveable fixed asset of Aluminium division, and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 10.00 Crore within one year, 12.50 Crore within second year and 20.00 Crore each within third and fourth year and balance 435 Crore in eleven various installments from fifth to fifteenth year.

248

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Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

(v)	Loan from a bank of 199.00 Crore [including current maturity of long term borrowings 4.00 Crore (Refer note no. 12)] taken by Aluminium division. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future moveable fixed asset of Aluminium division and (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 4.00 Crore within one year, 5.00 Crore within second year and 8.00 Crore each within third and fourth year and balance 174.00 Crore in eleven various installments from fifth to fifteenth year.

(vi)	Loan from a bank of 298.50 Crore [including current maturity of long term borrowings 6.00 Crore (Refer note no. 12)] taken by Aluminium division. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 6.00 Crore within one year, 7.50 Crore within second year and 12.00 Crore each within third and fourth year and balance 261.00 Crore in eleven various installments from fifth to fifteenth year.

(vii)	Loan of 912.25 Crore taken by Aluminium division from a bank [including current maturity of long term borrowings 143.50 Crore (Refer note no. 12)]. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future moveable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 143.50 Crore in FY 2016-17, 184.50 Crore in FY 2017-18 and 246.00 Crore each in FY 2018-19 and FY 2019-20 and balance 92.25 Crore in FY 2020-21.

(viii)	Loan from a bank taken by Aluminium division amounting to 885.00 Crore [including current maturity of long-term borrowings 140.00 Crore (Refer note no. 12)]. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 140.00 Crore within one year,
180.00 Crore within second year, 240.00 Crore each within third and fourth year and 85.00 Crore within fifth year.

(ix)	Loan from a bank taken by Aluminium division amounting to 1,705.00 Crore [including current maturity of long-term borrowings 280.00 Crore (Refer note no 12)]. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 280.00 Crore within one year, 360.00 Crore within second year, 480.00 Crore each within third and fourth year and 105.00 Crore within fifth year.

(x)	Loan from a bank taken by Aluminium division amounting to 1,780.00 Crore [including current maturity of long-term borrowings 280.00 Crore (Refer note no 12)]. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 280.00 Crore within one year, 360.00 Crore within second year, 480.00 Crore each within third and fourth year and 180.00 Crore within fifth year.

(xi)	Loan from a bank taken by Aluminium division amounting to 445.00 Crore [including current maturity of long-term borrowings 70.00 Crore (Refer note no. 12)]. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable as 70.00 Crore within one year, 90.00 Crore within second year, 120.00 Crore each within third and fourth year and 45.00 Crore within fifth year.

(xii)	Loan of 687.50 Crore [including 250.00 Crore of current maturity of long-term borrowings (Refer note no 12)] taken during the year by Jharsuguda 2,400 MW power plant from a bank. The loan is secured by way of second pari passu charge on specific fixed assets of Jharsuguda 2,400 MW power plant except agricultural land. The loan is repayable in eleven equal quarterly installments of 62.50 Crore each.

249

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

(xiii)	Loan of 445.00 Crore [including 70.00 Crore of current maturity of long-term borrowings (Refer note no. 12)] taken during the year by Iron ore division from a bank. The loan is secured by (i) first pari passu charge by way of hypothecation of all present and future movable fixed asset of Aluminium division (ii) first pari passu charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the Aluminium division. The loan is repayable in equal quarterly installments of 17.50 Crore in FY 2016-17, 22.50 Crore in FY 2017-18, 30.00 Crore each in FY 2018-19 and FY 2019-20, and balance 45.00 Crore in 3 installments of 15 Crore each in FY 2020-21.

(xiv)	Term loan of 300.00 Crore [including current maturity of long-term borrowings 1.50 Crore (Refer note no. 12)] taken by BALCO. It is repayable in 28 quarterly installment starting from March 2017. The loan is secured by first pari passu charge on moveable fixed assets of BALCO.

(xv)	Term loan of 500.00 Crore [including current maturity of long-term borrowings 2.50 Crore (Refer note no. 12)] taken by BALCO. It is repayable in 28 quarterly installment starting from March 2017. The loan is secured by first pari passu charge on movable fixed assets of BALCO.

(xvi)	Term loan of 150.00 Crore [including current maturity of long-term borrowings 0.75 Crore (Refer note no. 12)] taken by BALCO. It is repayable in 28 quarterly installment starting from March 2017. The loan is secured by first pari passu charge on movable fixed assets of BALCO.

(xvii)	Term loan of 200.00 Crore from a bank taken by BALCO. It is repayable in 28 quarterly installment starting from April 2017. The loan is secured by first pari passu charge on moveable fixed assets of BALCO.

(xviii)	Term loan of 150.00 Crore [including current maturity of long-term borrowings 0.75 Crore (Refer note no. 12)] taken by BALCO. It is repayable in 28 quarterly installment starting from March 2017. The loan is secured by first pari passu charge on moveable fixed assets of BALCO.

(xix)	Term loan of 298.67 Crore [including current maturity of long-term borrowings 1.49 Crore (Refer note no. 12)] from UCO Bank taken by BALCO. It is repayable in 28 quarterly installment starting from March 2017. The loan is secured by first pari passu charge on moveable fixed assets of BALCO.

(xx)	Loan of 1,880.00 Crore by TSPL with a tenor of 15 years and repayment on quarterly basis starting from June 30, 2018. The loan is secured by way of first charge on pari passu basis on all the movable and immovable assets of TSPL.

(xxi)	Loan of 456.00 Crore by TSPL [including current maturity of long-term borrowings 43.00 Crore (Refer note no. 12)] with a tenor of 86 months and repayment on quarterly basis started from December 31, 2015. The loan is secured by way of first charge on pari passu basis on all the movable and immovable assets of TSPL.

(xxii)	Term loan of 5,969.96 Crore (US$ 900 million) [including current maturity of long-term borrowings 1,989.99 Crore (Refer note no. 12)] taken by TMHL. It is repayable in four equal annual installments started from June 2015. The facility is guaranteed by Vedanta Resources Plc. Further TEHL has pledged all the shares it holds in TMHL as security for this loan.

(xxiii)	Term loan of 3,150.81 Crore (US$ 475 million) [including current maturity of long-term borrowings 165.83 Crore (Refer note no. 12)] taken by TMHL of which US$ 237.50 million is under a commodity murabaha structure (Islamic financing) and balance US$ 237.50 million is under a conventional loan structure. The loan of 1,824.15 Crore (US$ 275 million) has an average maturity of 5 years from initial drawdown and the loan of 1,326.65 Crore (US$ 200 million) carries an interest rate of LIBOR plus 340 basis points with an average maturity of 6 years from initial drawdown. The facility is guaranteed by Vedanta Resources Plc. 100% shares of TMHL (held by TEHL) have been pledged as security for this facility.

Interest rate on above term loans ranges from 9.50% to 10.25%.

c)	Secured currency loans from banks includes:

(i)	External Commercial Borrowings (“ECB”) of Aluminium division aggregating 1,989.99 Crore (US$ 300.00 million) [including current maturity of long-term borrowings 1,326.66 Crore (Refer note no. 12)]. The ECB on US$ 300 million is repayable in two annual instalments on April 21, 2016 for US$ 200 million and on April 21, 2017 for US$ 100 million. The ECB is secured by all present and future movable asset including its moveable plant and machinery, equipment, machinery, spare tools and accessories and other moveable assets whether installed or not and all replacements thereof and additions thereof whether by way of substitution, addition, replacement, conversion or otherwise howsoever together with all benefits, rights and incidental attached thereto which are now owned or to be owned in the future by the borrower.

250

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

(ii)	ECB of BALCO aggregating 1,326.66 Crore [including current maturity of long-term borrowings 442.18 Crore (Refer note no. 12)]. The ECB is repayable in three annual installments due in August 11, 2016, August 11, 2017 and August 11, 2018. The facility is secured by first pari passu charges on all the fixed assets (excluding land) of the BALCO, both present and future along with secured lenders.

(iii)	ECB of BALCO of 331.67 Crore (USD 50 million). The ECB is repayable in three annual installments of USD 13 million, USD 14 million and USD 23 million due in August 19, 2019, August 19, 2020 and August 19, 2021 respectively. The facility was secured by first pari passu charge on all moveable project assets related to 1200 MW power project and 3.25 LTPA Smelter projects both present and future along with secured lenders.

Interest rate on above foreign loans ranges 3 month / 6 month LIBOR plus 170-290 basis points.

d)	Buyers Credit from banks under secured borrowings includes:

(i)	369.75 Crore availed by BALCO at an interest rate of LIBOR plus 107 basis points [including current maturity of long-term borrowings 359.84 Crore (Refer note no. 12)] and secured by exclusive charge on assets to be imported under the facilities.

(ii)	121.19 Crore taken by VGCB at an interest rate ranging from 1.45% to 2.24% per annum. Repayment of buyer’s credit can be made at any time during the tenure of the agreement (May 29, 2015 to May 28, 2017).

e)	Unsecured deferred sales tax liability of 133.16 Crore [including current maturity of long-term borrowings 6.33 Crore (Refer note no. 12)] outstanding as at March 31, 2016 is currently repayable in monthly instalments till March 2027.

f)	Unsecured Buyers Credit from banks includes:

966.70 Crore taken by TSPL at an interest rate ranging from 1.72% to 2.77% [including current maturity of long-term borrowings of 286.15 Crore (Refer note no. 12)]. These buyers credit have a tenure ranging from 717 to 720 days.

g)	Loan from Vedanta Resources Jersey II Limited amounting to 12,383.46 Crore (US$ 1,866.87 million) at an average interest rate of 7.37% per annum. The said loan is repayable in May 2018.

h)	The Group has not defaulted in the repayment of loans and interest as at Balance Sheet date.

251

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

8	Deferred tax liabilities (net)

			( in Crore)
Particulars		As at March 31, 2016	As at March 31, 2015
(a)	Majorcomponents of deferred tax arising on account of timing differences are:
	Deferred tax liability:
	On difference between book depreciation and tax depreciation	6,121.71	6,119.77
	On hedging reserve	0.06	1.37
	On investments	46.20	—
	Others	12.59	4.34

	Total	6,180.56	6,125.48

	Deferred tax asset:
	On employee benefits	110.86	115.84
	Provision for doubtful advances	199.23	193.44
	Unabsorbed business depreciation*	2,343.26	2,379.18
	Carry forward business losses*	100.88	2.75
	Hedging reserve	—	3.57
	Others	230.42	101.03

	Total	2,984.65	2,795.81

	Deferred tax liabilities (net)	3,195.91	3,329.67

(b)	Classifiedon a company wise basis:
	(i) Deferred tax liability	3,195.91	3,330.91
	(ii) Deferred tax asset	—	1.24

	Total	3,195.91	3,329.67

*	The recognition of deferred tax assets on unabsorbed depreciation and carry forward business losses has been restricted to the extent of deferred tax liability on account of timing difference in respect of depreciation, the reversal of which is virtually certain.

9	Other Long-term liabilities[a]

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Payables for purchase of fixed assets	305.36	1,046.52
Security deposits from vendors & others	102.68	84.56
Advances from customers[b]	998.64	—
Fair value derivative hedging payable	10.92	4.49
Other liabilities	49.99	88.57

Total	1,467.59	1,224.14

a)	Includes share of Joint ventures Nil (Previous year: 0.01 Crore)
b)	Advance from customer includes amount received under long term supply agreements. The advances would be settled by supplying goods as per the terms of the agreements.

10	Long-term provisions*

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Provision for employee benefits[a]	154.17	199.73
Provision for restoration, rehabilitation and environmental costs[b]	2,282.28	2,141.91

Total	2,436.45	2,341.64

*	Includes share of Joint ventures Nil (Previous year: 0.08 Crore)
a)	Includes gratuity, compensated absences, etc.
b)	Provision for restoration, rehabilitation and environmental costs

252

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Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

		( in Crore)
	As at	As at
Particulars	March 31, 2016	March 31, 2015
Opening balance	2,141.91	4,015.16
Additions during the year	271.99	59.68
Reversed during the year	(4.02)	(1,529.51)
Paid during the year	—	(0.25)
Exchange differences on restatement	(21.28)	(133.16)
Current portion of Long-term provision	(106.32)	(270.01)

Closing balance	2,282.28	2,141.91

11	Short-term borrowings

		( in Crore)
	As at	As at
Particulars	March 31, 2016	March 31, 2015
Secured
Buyers credit from banks[a]	8,370.04	5,678.83
Suppliers credit[b]	97.37	—
Loans repayable on demand from banks[c]	117.39	48.98
Working capital loan[d]	3.43	2.99
Unsecured
Buyers credit from banks	1,633.01	4,475.38
Suppliers credit	—	39.95
Commercial paper	8,940.00	8,105.00
Loans repayable on demand from banks	67.24	192.92
Packing credit from banks	1,096.83	720.84
Working capital loan	5.60	45.06
Loans from banks	568.35	630.76

Total	20,899.26	19,940.71

Terms & conditions of Short-term borrowings

a)	Secured buyer’s credit from banks includes:

(i)	1,587.24 Crore of Aluminium division at an interest rate of LIBOR plus 24- 55 basis points secured by exclusive charge on the assets of Jharsuguda Aluminium imported under facility and first charge on current assets of Aluminium division on pari passu basis.

(ii)	5,968.00 Crore of Copper India at an interest rate of 1.08% per annum secured by way of first charge by hypothecation on the entire stock of raw materials, work-in-progress and all semi-finished, finished, manufactured articles together with all stores, components and spares, both present and future book debts, outstanding monies, receivables, claims and bills arising out of sale etc. and such charge in favour of the banks ranking pari passu inter se, without any preferences or priority to one over other(s) in any manner.

(iii)	238.71 Crore at the Jharsuguda 2,400 MW power plant at an interest rate ranging from 0.61% to 1.21% per annum secured against first pari passu charge on entire current assets of Jharsuguda 2,400 MW power plant.

(iv)	378.42 Crore of BALCO secured by way of hypothecation on the stock of raw materials, work-in-progress, semi-finished, finished products, consumables, stores and spares, bills receivables, book debts and all other movables, both present and future and assets to be imported under the facilities. The charges rank pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities.

(v)	162.87 Crore of TSPL at an interest rate ranging from 0.79% to 1.56% per annum with a tenor ranging from 107 days to 334 days and secured by pari passu charge on the current assets and movable fixed assets of TSPL.

vi)	15.98 Crore of BALCO secured by way of exclusive charge on assets to be imported under the facilities

vii)	18.82 Crore of MEL buyer’s credit secured against stock and trade receivables at an interest rate of 1.10%.

253

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

b)	Secured Supplier’s Credit includes:

97.37 Crore of Aluminium division at an interest rate of 1.48% secured by exclusive charge on the assets of Jharsuguda Aluminium imported under facility and first charge on current assets of Aluminium division on pari passu basis.

c)	Secured loans repayable on demand from banks includes:

Cash Credit of 117.39 Crore of BALCO secured by way of hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future. The charges rank pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities. Weighted average interest on cash credit utilization is 9.56% per annum.

d)	Working capital loan under secured borrowings includes 3.43 Crore of BALCO secured by way of hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future. The charges rank pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities. Interest rate on working capital loan is 9.35% p.a.

e)	The Group has not defaulted in the repayment of loans and interest as at Balance Sheet date.

12	Other current liabilities*

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Current maturities of long-term borrowings[a]	6,595.47	5,786.39
Interest accrued but not due on borrowings	741.63	652.19
Fair value derivative hedging payable	461.37	268.51
Advance from customers [Refer note no. 9(b)]	2,625.78	317.00
Unpaid/unclaimed dividends[b]	337.02	233.00
Unpaid/unclaimed matured deposits and interest accrued thereon[c]	0.13	0.13
Profit petroleum payable	449.15	87.43
Payables for purchase of fixed assets	2,543.48	2,682.27
Liabilities for exploration and development activities	2,154.57	2,576.75
Statutory liabilities[d]	1,163.36	570.89
Due to related parties (Refer note no. 44)	345.52	292.56
Security Deposits from vendors and others	341.69	227.06
Book overdraft with banks	1.24	15.00
Other liabilities[e]	1,739.65	1,573.99
Dividend payable to minority interest	3,557.20	—
Dividend tax payable	2,064.42	—

Total	25,121.58	15,283.17

*	Includes share of Joint ventures 1.22 Crore (Previous year: 0.83 Crore)

254

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Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

a)	Current maturities of long-term borrowings consists of:

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Deferred sales tax liability	6.33	5.42
Buyer’s credit from banks	645.99	307.08
Term loans from banks	3,729.31	3,168.20
Redeemable non convertible debentures	445.00	775.00
Foreign currency loans from banks	1,768.84	1,530.69

Total	6,595.47	5,786.39

b)	Does not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except 0.38 Crore (Previous year 0.38 Crore) which is held in abeyance due to a pending legal case.
c)	Matured deposits of 0.08 Crore (2015: 0.08 Crore) due for transfer to Investor Education and Protection Fund have not been transferred in view of pending legal litigation between the beneficiaries.
d)	Statutory liabilities include contribution to PF, ESIC, withholding taxes, excise duty, VAT, service tax etc.
e)	Includes reimbursement of expenses, interest accrued on other than borrowings, liabilities related to claim etc.

13	Short-term provisions

			( in Crore)
	Particulars	As at March 31, 2016	As at March 31, 2015
	Provision for employee benefits (gratuity, compensated absences, etc.)	132.05	140.90
	Provision for restoration, rehabilitation and environmental costs[a]	115.76	230.33
	Proposed dividend	—	696.78
	Tax on proposed dividend(net of dividend from a subsidiary u/s 115 O of Income Tax Act, 1961)	—	2.19
	Provision for tax (Net of advance taxes paid & tax deducted at source)	184.05	383.28

	Total	431.86	1,453.48

a)	Opening balance	230.33	1.76
	Current portion of long-term provision	106.32	270.01
	Exchange differences	12.13	5.04
	Paid during the year	(233.02)	(46.48)

	Closing balance	115.76	230.33

255

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

14	Fixed Assets

															( in Crore)
		Gross Block					Accumulated Depreciation					Net Block before impairment	Impairment	Net Block
Particulars		As at April 1, 2015	Additions/ adjustments	Revaluation [Refer note n(i) ]	Deductions/ adjustments	As at March 31, 2016	As at April 1, 2015	Revaluation [Refer note n(i) ]	For the year (Refer note no. 41)	Deductions/ adjustments	As at March 31, 2016	As at March 31, 2016	As at March 31, 2016	As at March 31, 2016	As at March 31, 2015
i)	Tangible assets
	Mining leases and concessions	17.28	—	—	—	17.28	14.90	—	—	—	14.90	2.38	—	2.38	2.38
	(Previous year)	17.28	—	—	—	17.28	14.38	—	0.52	—	14.90	2.38	—	2.38	2.90
	Land- freehold	1,141.03	35.74	670.20	27.47	1,819.50	25.42	—	—	—	25.42	1,794.08	—	1,794.08	1,115.61
	(Previous year)	1,072.59	69.03	—	0.59	1,141.03	24.37	—	1.06	0.01	25.42	1,115.61	—	1,115.61	1,048.22
	Land- leasehold	579.48	—	—	22.10	557.38	156.43	—	22.68	—	179.11	378.27	—	378.27	423.05
	(Previous year)	565.24	24.62	—	10.38	579.48	96.21	—	60.22	—	156.43	423.05	—	423.05	469.03
	Buildings	8,886.84	2,303.11	—	(8.37)	11,198.32	2,722.42	—	523.57	0.15	3,245.84	7,952.48	25.67	7,926.81	6,160.92
	(Previous year)	7,466.57	1,425.30	—	5.03	8,886.84	1,821.13	—	905.92	4.63	2,722.42	6,164.42	3.50	6,160.92	5,641.94
	Buildings- leasehold	15.16	—	—	—	15.16	3.11	—	0.67	—	3.78	11.38	—	11.38	12.05
	(Previous year)	15.08	0.08	—	—	15.16	2.44	—	0.67	—	3.11	12.05	—	12.05	12.64
	Aircraft	2.12	—	—	—	2.12	0.85	—	0.11	—	0.96	1.16	—	1.16	1.27
	(Previous year)	2.12	—	—	—	2.12	0.76	—	0.09	—	0.85	1.27	—	1.27	1.36
	River Fleet	177.37	6.27	—	2.23	181.41	40.57	—	6.01	1.34	45.24	136.17	—	136.17	136.80
	(Previous year)	180.73	—	—	3.36	177.37	37.85	—	5.91	3.19	40.57	136.80	—	136.80	142.88
	Ship	229.18	—	—	0.24	228.94	84.93	—	6.53	0.24	91.22	137.72	—	137.72	144.25
	(Previous year)	293.15	—	—	63.97	229.18	120.65	—	7.45	43.17	84.93	144.25	—	144.25	172.50
	Plant and equipment	62,002.91	9,716.73	4,727.20	605.07	75,841.77	22,972.21	212.22	2,991.47	549.30	25,629.60	50,215.17	112.94	50,102.23	38,970.13
	(Previous year)	52,801.79	9,401.51	—	200.39	62,002.91	18,648.00	—	4,475.41	151.20	22,972.21	39,030.70	60.57	38,970.13	34,093.22
	Furniture and fixtures	373.15	5.16	—	18.63	359.68	152.90	—	49.68	18.25	184.33	175.35	0.57	174.78	220.25
	(Previous year)	193.75	184.49	—	5.09	373.15	113.78	—	43.81	4.69	152.90	220.25	—	220.25	79.97
	Berth	138.04	—	—	—	138.04	10.37	—	5.12	—	15.49	122.55	—	122.55	127.67
	(Previous year)	138.04	—	—	—	138.04	5.25	—	5.12	—	10.37	127.67	—	127.67	132.79
	Vehicles	317.93	23.69	—	62.61	279.01	242.96	—	27.08	57.59	212.45	66.56	—	66.56	74.97
	(Previous year)	293.02	49.65	—	24.74	317.93	222.34	—	37.73	17.11	242.96	74.97	—	74.97	70.68
	Office equipment	779.46	21.73	—	17.14	784.05	458.26	—	89.10	16.10	531.26	252.79	0.32	252.47	321.20
	(Previous year)	635.52	185.16	—	41.22	779.46	389.53	—	106.66	37.93	458.26	321.20	—	321.20	245.99
	Railway Siding	1,137.34	75.35	—	—	1,212.69	223.29	—	72.17	—	295.46	917.23	—	917.23	914.05
	(Previous year)	901.43	235.98	—	0.07	1,137.34	163.91	—	59.45	0.07	223.29	914.05	—	914.05	737.52
	Road and Bunders	15.55	94.85	—	—	110.40	5.70	—	6.78	—	12.48	97.92	—	97.92	9.85
	(Previous year)	15.55	—	—	—	15.55	2.83	—	2.87	—	5.70	9.85	—	9.85	12.72
	Mine reserve and development	2,578.91	990.78	—	983.33	2,586.36	1,860.11	—	217.57	983.33	1,094.35	1,492.01	—	1,492.01	718.80
	(Previous year)	2,533.70	45.21	—	—	2,578.91	1,717.01	—	143.10	—	1,860.11	718.80	—	718.80	816.69
	Cost of producing facilities	8,825.20	2,079.14	—	—	10,904.34	6,291.60	—	1,301.65	—	7,593.23	3,311.11	—	3,311.11	2,533.60
	(Previous year)	9,133.38	1,208.38	—	1,516.56	8,825.20	5,269.02	—	1,022.58	—	6,291.60	2,533.60	—	2,533.60	3,864.36

256

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

															( in Crore)
		Gross Block					Accumulated Depreciation					Net Block before impairment	Impairment	Net Block
Particulars		As at April 1, 2015	Additions/ adjustments	Revaluation [Refer note n(i) ]	Deductions/ adjustments	As at March 31, 2016	As at April 1, 2015	Revaluation [Refer note n(i) ]	For the year (Refer note no. 41)	Deductions/ adjustments	As at March 31, 2016	As at March 31, 2016	As at March 31, 2016	As at March 31, 2016	As at March 31, 2015
	Rehabilitation & Decommissioning asset	212.13	30.04	—	—	242.17	130.00	—	(0.82)	1.40	127.78	114.39	—	114.39	82.13
	(Previous year)	231.08	(18.95)	—	—	212.13	120.49	—	9.51	—	130.00	82.13	—	82.13	110.59

	Total	87,429.08	15,382.92	5,397.40	1,730.45	106,478.62	35,396.03	212.22	5,319.35	1,627.70	39,299.90	67,178.72	139.50	67,039.22	51,968.98

	(Previous year)	76,490.02	12,810.46		1,871.40	87,429.08	28,769.95		6,888.08	262.00	35,396.03	52,033.05	64.07	51,968.98	47,656.00

ii)	Intangible assets
	Computer software	303.25	12.58	—	14.58	301.25	248.81	—	31.82	9.73	270.90	30.35	—	30.35	54.44
	(Previous year)	281.38	24.00	—	2.13	303.25	196.14	—	54.76	2.09	248.81	54.44	—	54.44	85.24
	Right to use	50.38	11.62	—	—	62.00	2.36	—	2.50	—	4.86	57.14	—	57.14	48.02
	(Previous year)	50.38	—	—	—	50.38	0.34	—	2.02	—	2.36	48.02	—	48.02	50.04
	Mining rights	358.76	21.17	—	—	379.93	112.06	—	20.52	—	132.58	247.35	—	247.35	246.70
	(Previous year)	265.35	105.51	—	12.10	358.76	89.52	—	34.64	12.10	112.06	246.70	—	246.70	175.83

	Total	712.39	45.37	—	14.58	743.18	363.23	—	54.84	9.73	408.34	334.84	—	334.84	349.16

	(Previous year)	597.11	129.51	—	14.23	712.39	286.00	—	91.42	14.19	363.23	349.16	—	349.16	311.11

257

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

a)	Land-Leasehold include land under Perpetual Lease 1.99 Crore (Previous year 1.99 Crore).

b)	In case of HZL, title deeds are still to be executed in respect of 10.63 acres of freehold land at Vishakapatnam. HZL is in the process of dismantling its assets at Vishakhapatnam smelter.

c)	Certain land & quarters of BALCO including 40 nos. quarters at Bidhan Bagh Unit and 300.88 acres of land at Korba and Bidhan Bagh have been unauthorisedly occupied for which BALCO is evaluating the option for evacuation of the same.

d)	The land transferred to BALCO by National Thermal Power Corporation Ltd. (NTPC) vide agreement dated June 20, 2002 comprising of 171.44 acres land for BALCO’s 270 MW captive power plant and its allied facilities and 34.74 acres land for staff quarters of the said captive power plant is yet to be registered in favour of BALCO due to non availability of title deeds from NTPC.

e)	The Division Bench of the Hon’ble High Court of Chhattisgarh has vide its order dated February 25, 2010, upheld that BALCO is in legal possession of 1,804.67 acres of Government land. Subsequent to the said order, the State Government has decided to issue the lease deed in favour of BALCO after the issue of forest land is decided by the Hon’ble Supreme Court. In the proceedings before the Hon’ble Supreme Court pursuant to public interest litigations filed, it has been alleged that land in possession of BALCO is being used in contravention of the Forest Conservation Act, 1980 even though the said land has been in its possession prior to the promulgation of the Forest Conservation Act, 1980 on which its aluminium complex, allied facilities and township were constructed between 1971-76. The Central Empowered Committee of the Supreme Court has already recommended ex-post facto diversion of the forest land in possession of BALCO. The matter is presently sub-judice before the Hon’ble Supreme Court.

f)	Buildings (freehold) include:

(i)	Cost of Shares of 750 in Co-operative housing society,

(ii)	Cost of shares of 750 in Co-operative societies representing possession of office premises,

(iii)	a residential flat in the joint names of the Company and Mr. Dwarka Prasad Agarwal, relative of a director of the Company.

g)	Plant and equipment (Gross Block) include 3.73 Crore (Previous year 3.73 Crore) and 1.68 Crore (Previous year 1.68 Crore) being the amount spent for laying water pipe line and power line respectively, the ownership of which vests with the State Government Authorities.

h)	Additions to Gross block include loss of 459.96 Crore (Previous year loss of 518.31 Crore) and depreciation for the year includes gain (net) of 304.82 Crore (Previous year gain of 402.50 Crore) on account of translation of fixed assets and depreciation to date respectively of foreign subsidiaries, the effect of which is considered in Foreign currency translation reserve.

i)	Capital work-in-progress is net of impairment of 1,800.35 Crore (Previous year 719.04 Crore).

j) (i)	Capital work-in-progress includes finance costs amounting 488.90 Crore (Previous year 684.52 Crore) and exchange loss of 257.39 Crore (Previous year 230.32 Crore) capitalised during the year on account of borrowing cost AS 16 (‘Borrowing Cost’) and as per AS 11 (‘The Effects of Changes in Foreign Exchange Rates’) respectively.

(ii)	Additions/adjustments to Plant and equipment includes exchange loss capitalised as per AS 11 (‘The Effects of Changes in Foreign Exchange Rates’) amounting to 33.02 Crore [Previous year 46.76 Crore].

(iii)	Capital work-in-progress includes an amount of 11.65 Crore being capital expenditure incurred on CSR activities (Refer note no. 41).

k)	The Company’s aluminium unit at Mettur holds mining rights for 2,027.79 acres of land on which the lease agreements in respect of entire land has expired. The Company has applied for renewal of these leases.

l)	The above gross block includes 24,134.79 Crore (Previous year: 21,321.08 Crore) jointly owned with the joint venture partners. Accumulated depreciation on these assets is 16,051.13 Crore (Previous year: 12,959.67 Crore) and net book value is 8,083.65 Crore (Previous year: 8,361.41 Crore).

m)	Capital work-in-progress includes Exploration intangible assets under development of 3,016.11 Crore (Previous year 3,554.28 Crore).

258

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Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

n) (i)	During the year, in terms of its change in accounting policy with respect to valuation of certain fixed assets, with effect from April 1, 2015, the Company has revalued all its existing fixed assets comprising of freehold land and plant and equipment where such assets had continuing useful lives beyond that date, based on an external valuation report. Pursuant to the same, the Company has recorded a revaluation gain of 670.20 Crore and 4,727.20 Crore in respect of freehold land and plant and equipment, respectively. The said revalued amounts aggregating to 5,397.40 Crore are accounted as an increase in the Gross block of the assets with a credit to the Revaluation Reserve Account and are depreciated over the remaining useful lives of the related assets in terms of the accounting policy of the Company. The depreciation charge for the year includes depreciation aggregating to 212.22 Crore on account of such revaluation of assets and is charged off to the Statement of Profit and Loss. Consequently, the figures in respect of the depreciation charge for the year ended March 31, 2016 are not directly comparable with the previous year.
(ii)	During the previous year, with effect from April 1, 2014, the Group had revised the estimated useful lives of fixed assets. The said changes in the estimates of useful lives of assets with effect from April 1, 2014, was impacted in the year ended March 31, 2015, as a result the depreciation charge for the year ended March 31, 2015 was lower by 864.85 Crore. The Company has fully depreciated the carrying value of assets, net of residual value, where the remaining useful life of the asset was determined to be nil as on April 1, 2014, and has adjusted an amount of 48.84 Crore (net of deferred tax of 15.61 Crore and Minority Interest of 16.70 Crore) against the opening Surplus balance in the Statement of Profit and Loss under Reserves and Surplus.

o)	Reconciliation of Depreciation and amortisation expenses

	( in Crore)
	Year ended March 31, 2016	Year ended March 31, 2015
Depreciation as above on:
- Tangible assets	5,531.57	6,888.08
- Intangible assets	54.84	91.42
Total depreciation	5,586.41	6,979.50
Add: Goodwill amortisation (Refer note no. 15)	870.64	2,049.56
Less: Depreciation on change of method of depreciation for oil & gas assets grouped under exceptional items (Refer note no. 31)	—	(2,127.80)
Less: Reserve adjustment on account of change in useful life of asset	—	(81.15)
Add: Depreciation included in Research and development expenditure	0.22	(0.31)
Add: Exchange Gain on assets adjusted in foreign currency translation reserve [Refer note (h above]	304.82	402.50
Less: Depreciation capitalised	(7.05)	(5.89)
Less: Cost allocated to joint venture	(44.10)	(57.25)
As per Statement of Profit and Loss	6,710.94	7,159.16

p)	Expenses capitalised as part of Capital work-in-progress

		( in Crore)
	Year ended March 31, 2016	Year ended March 31, 2015
Balance at the beginning of the year	8,659.89	7,270.32
Add: Pre-operative expenditure:
(i) Cost of materials consumed	0.07	304.84
(ii) Power and fuel charges	1,059.49	449.37
(iii) Repairs	5.77	12.02
(iv) Consumption of stores and spare parts	5.79	12.58
(v) Rent, rates & taxes	1.47	2.48
(vi) Employee benefits expense	56.19	84.43
(vii) General expenses	98.50	392.32
(viii) Finance costs	746.29	914.72
(ix) Depreciation and amortization expense	7.05	5.89

259

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

		( in Crore)
	Year ended March 31, 2016	Year ended March 31, 2015
(x) Changes in inventories	—	(73.23)
(xi) Insurance	6.64	10.02
(xii) Impact of foreign currency translation	(0.92)	3.15

Total expenditure	1,988.18	2,118.59

(xiii) Dividend on current investments	2.34	1.20
(xiv) Interest and Other income	8.85	5.02
(xv) Revenue during trial run	816.62	722.80

Total income	827.81	729.02

Less: Impairment	94.03	—
Less: Capitalised during the year	1,874.25	—

Balance at end of the year	7,851.98	8,659.89

15	Goodwill on consolidation

	( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Opening balance	17,789.69	39,238.32
Add: Pursuant to Scheme of Amalgamation [Refer note no. 40(b)]	—	(20.25)
Add: Impact of foreign currency translation	(113.35)	(144.91)
Less: Amortisation during the year	(870.64)	(2,049.56)
Add: On account of buyback of shares by Cairn India Ltd	—	227.37
Less: Provision for impairment during the year (Refer note no. 31)	(11,172.98)	(19,461.28)

Closing balance	5,632.72	17,789.69

16	Non-current investments

	( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Investment in equity shares - quoted (at cost)
Others - Sterlite Technologies Limited - 4,764,295 equity shares of 2 each (including 60 shares held jointly with nominees)	10.85	10.85
Investment in equity shares - unquoted
Associate companies
(i) Raykal Aluminium Company Private Limited - 12,250 equity shares of 10 eachde	200.94	200.94
(ii) RoshSkor Township (Proprietary) Limited- 50 equity shares of NAD 1 each[d]	5.40	6.00
(iii) Gaurav Overseas Private Limited - 210,000 (Previous year: 105,000) equity shares of 10 each[d]	0.21	0.11
Other investments (at cost)	0.04	0.04
Less: Provision for diminution in value of investments	—	(4.50)

Total	217.44	213.44

	( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
a) Aggregate amount of quoted investments	10.85	6.35
b) Market value of quoted investments	43.16	26.11
c) Aggregate amount of unquoted investments	206.59	207.09

260

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Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

d)	Particulars of investment in Associates

	RoshSkor Township (Proprietary) Limited	Raykal Aluminium Company Private Limited	Gaurav Overseas Private Limited
Ownership interest- %	50.00	24.50	50.00
Original cost of investment- in Crore	0.00	200.70	0.21
Amount of Goodwill in original cost- in Crore	—	200.85	—
Share of post acquisition Reserves and Surplus- in Crore	5.40	0.24	—
Carrying amount of investment- in Crore	5.40	200.94	0.21

e)	On February 23, 2012, the Company entered into a tripartite agreement with Larsen & Toubro Limited (L&T) and Raykal Aluminium Company Private Ltd (Raykal). L&T holds certain prospecting licenses for bauxite mines located at Sijmali and Kurumali of Rayagada and Kalahandi districts of Odhisa. By this agreement the entire bauxite excavated from above mines will be available for the use of Raykal and / or to the Company. It is also further agreed that the Company will acquire 100% of equity share capital of Raykal in a phased manner at a pre-agreed consideration in a milestone based acquisition. As on the balance sheet date, the Company has acquired 24.5% of the share capital of Raykal for a consideration of 200.70 Crore. The recommendation for grant of Mining License by State Government is under active consideration.

17	Long-term loans and advances*

	( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Unsecured, considered good
Capital advances	1,166.33	1,411.12
Security deposits	165.98	215.92
Advance income tax (net of provision)	2,513.12	2,844.99
Prepaid expenses	6.40	15.06
MAT credit entitlement	12,627.05	11,460.00
Advance/loan to employees	4.17	5.16
Fair value derivative hedging receivable	1.61	1.19
Claims and other receivablesabc [Refer note no. 37 (b)]	588.26	84.57
Balance with central excise and government authorities	595.18	415.07
Considered doubtful - capital advances	1.50	1.50
Less: Provision for doubtful loans and advances	(1.50)	(1.50)

Total	17,668.10	16,453.08

*	Includes share of Joint ventures 0.25 Crore (Previous year: 0.09 Crore)
a)	Claims and other receivables includes claims recoverable from Madhya Pradesh Electricity Board (MPEB)/ Chhattisgarh State Electricity Board (CSEB) amounting to 10.08 Crore (Previous year: 10.08 Crore), which are disputed by them. The Company is also disputing the claim for Electricity duty/surcharge made by MPEB/CSEB amounting to 10.93 Crore (Previous year: 10.68 Crore). The net amount recoverable/payable can be ascertained on settlement of the disputes.
b)	Includes 53.67 Crore towards Taraimar Coal block relating to BALCO, which stands deallocated.
c)	Includes 58.10 Crore (Previous year: 58.10 Crore) on account of education and secondary and higher education cess paid for FY 2013-14, for which Cairn has filed the refund applications pursuant to circular no 978/2/2014-CX issued by Central Board of Excise & Customs. The said refund applications have been rejected by the tax authorities, which have been appropriately challenged by Cairn before Commissioner (Appeal), and also a writ petition has been filed before Honorable Rajasthan High Court.

261

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

18	Other non-current Assets

	( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Bank deposits @	2,461.05	1,123.70
Interest receivables	30.98	5.01
Inventory of stores and spares	661.47	703.26
Unamortised expenses	190.89	179.75
Balance with Environmental Rehabilitation Trust	50.77	55.20
Trade receivables (unsecured, considered good)	34.10	34.10

Total	3,429.26	2,101.02

@	Bank deposits includes

a)	Fixed deposit with maturity more than twelve months of 0.02 Crore (Previous year 0.02) under lien with bank.

b)	Restricted funds of 96.85 Crore (Previous year 141.65 Crore) held as collateral in respect of closure costs and 24.54 Crore (Previous year 27.13 Crore) in respect of an escrow account for future redundancy payments payable to employees in Lisheen.

c)	Site restoration fund amounting to 258.47 Crore (Previous year 172.68 Crore)

19	Current investments*

	( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
At lower of cost and fair value- fully paid up
Investment in bonds -quoted	9,836.41	9,829.43
Investment in mutual funds- quoted	3,656.08	4,705.65
Investment in commercial paper- quoted	243.84	—
Investment in mutual funds- unquoted	32,793.04	24,760.33
Certificate of deposit -unquoted	—	97.19

Total	46,529.37	39,392.60

*	Includes share of Joint ventures 0.26 Crore (Previous year: Nil)

a)	Aggregate amount of quoted investments 13,736.33 Crore (Previous year: 14,535.08 Crore) [Market value- 14,807.68 Crore (Previous year: 15,409.54 Crore)].

b)	Includes 20.00 Crore offered as security by a subsidiary against overdraft facility from a bank.

20	Inventories

	( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Raw materials	1,654.53	1,717.97
Goods-in transit	1,683.94	1,694.07

	3,338.47	3,412.04

Work-in-progress	2,176.09	2,790.10
Finished goods*	647.50	639.88
Fuel stock	485.74	407.60
Goods-in transit	172.84	329.55

	658.58	737.15

Stores and spares	1,214.54	1,129.82
Goods-in transit	43.95	16.03

	1,258.49	1,145.85

Total	8,079.13	8,725.02

For mode of valuation for each class of inventories, refer note number 3(c)

*	Includes stock in pipeline 120.71 Crore (Previous year: 112.13 Crore)

262

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Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

21	Trade receivables

	( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Trade receivables outstanding for a period exceeding six months from the date they are due for payment
Unsecured, considered good	753.40	550.79
Doubtful	573.55	538.12
Less: Provision for doubtful trade receivables	(573.55)	(538.12)

Total	753.40	550.79

Other trade receivables
Unsecured, considered good	1,769.69	3,054.34
Unsecured, considered doubtful	0.63	36.88
Less: Provision for doubtful trade receivables	(0.63)	(36.88)
Total	1,796.69	3,054.34

Total	2,550.09	3,605.13

22	Cash and cash equivalents*

	( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Cash and cash equivalents (as per Accounting Standard 3: Cash flow statements)
- Balances with banks in current accounts[a]	874.13	493.99
- Bank deposits with original maturity of less than 3 months	1,325.28	604.13
- Cash on hand	0.24	0.15

	2,199.65	1,098.27

Other bank balances
- Bank deposits with original maturity of more than 3 months but less than 12 months[b]	269.33	4,040.92
- Bank deposits with original maturity of more than 12 months[c,d]	870.16	181.41
- Earmarked unpaid dividend accounts	336.57	232.55
- Escrow account	—	143.13

Total	3,675.71	5,696.28

a)	Includes amount of 0.14 Crore (Previous year 4.88 Crore) pledged against the loan facility taken from the banks.
b)	Includes 188.85 Crore (Previous year 187.10 Crore) on lien with banks, margin money of Nil (Previous year 38.13 Crore) and Nil (Previous year 28. 47 Crore) of interest reserve created against interest payments on loans fro bank.
c)	Includes 3.72 Crore (Previous year 7.46 Crore) on lien with banks and margin money 37.69 Crore (Previous year Nil).
d)	Restricted funds of 84.91 Crore held as collated in respect of closure costs and 27.86 Crore in respect of an escrow account for future redundancy payments payable to employees in Lisheen.
*	Includes share of Joint ventures 0.18 Crore (Previous year: 0.83 Crore)

263

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

23	Short-term loans and advances*

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Unsecured considered good (unless otherwise stated)
Loans and advance to related parties (Refer note no. 44)	154.45	39.08
Prepaid expenses	146.09	112.13
Advance/loans to employees	21.30	12.69
Sundry deposits	73.87	69.70
Balance with central excise authorities and other government authorities	425.55	614.35
MAT credit entitlement	419.38	—
Advance income tax (net of provisions)	276.94	251.50
Fair value derivative hedging receivable	125.20	99.35
Claims and other receivables [Refer note no. 37 (b)]	364.51	992.17
Advance to suppliers	728.94	851.33
Advance recoverable from JV partner oil fields	1,888.85	1,299.20
Advance recoverable from JV partner oil fields-doubtful	405.84	293.06
Less: Provision for doubtful loans and advances	(405.84)	(293.06)

Total	4,625.08	4,341.50

*	Includes share of Joint ventures 2.99 Crore (Previous year: 0.56 Crore)

24	Other current assets*

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Interest accrued on investment and Fixed deposits	553.92	318.16
Assets held for sale	21.98	30.76
Revenue received short of entitlement interest	18.11	8.74
Unamortised expenses on borrowings	156.87	190.76
Export incentives receivable	310.53	207.70
Unbilled revenue	143.75	141.21

Total	1,205.16	897.33

*	Includes share of Joint ventures 0.01 Crore (Previous year: 0.06 Crore)

25	Revenue from operations*

		( in Crore)
Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Sale of products (gross)[a]	69,002.70	80,840.13
Less: Government share of profit petroleum	(2,363.97)	(4,734.36)
Total Sale of products (gross)	66,638.72	76,105.77
Sale of services	673.14	501.15
Export incentives	350.28	347.63
Other operating revenues
Unclaimed liabilities written back	161.88	20.12
Scrap sales	183.68	188.45
Sale of slag	23.44	11.25
Miscellaneous income	133.36	125.58
Gross Revenue from operations	68,164.50	77,299.95
Less: Excise Duty on revenue from operations	(3,730.95)	(3,590.45)

Net Revenue from operations	64,433.55	73,709.50

264

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

*	Includes share of Joint ventures 0.23 Crore (Previous year: 2.35 Crore)
a)	Sale of products comprises of manufactured goods 68,046.98 Crore (Previous year: 80,202.99 Crore) and traded goods 955.71 Crore (Previous year: 637.14 Crore).

26	Other income*

		( in Crore)
Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Interest income on:
- Bank deposits	358.97	306.31
- Current investments	769.63	529.62
- Loans	0.98	0.74
- Others	172.34	189.84
Dividend income
- Current investments	0.01	—
- Long-term investments—others	0.32	0.14
Profit on sale of fixed assets (net)	—	2.01
Net gain on sale of current investments	1,986.79	1,225.25
Net gain on foreign currency transactions and translations	972.05	610.67
Other non-operating income[a]	193.17	112.62

Total	4,454.26	2,977.20

*	Includes share of Joint ventures 0.05 Crore (Previous year: 0.02 Crore)
a)	Includes 62.74 Crore (Previous year: Nil) on account of reversal of provision of interest on income tax relating to earlier years.

27	Changes in inventories of finished goods, work-in-progress and stock-in-trade

		( in Crore)
Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Opening Stock:
Finished goods	606.14	971.94
Work-in-progress	2,679.43	2,844.23

	3,285.57	3,816.17

Add: Foreign exchange translation	(80.05)	—
Less: transferred to loans and advances pursuant to Supreme Court Order dated April 21, 2014 [Refer note no. 37(a)]	—	(475.15)
Closing Stock
Finished goods[a]	672.78	606.14
Work-in-progress[b]	2,150.81	2,679.43

	2,823.59	3,285.57

Total	381.93	55.45

265

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

a)	Excludes stock of Nil (Previous year 33.74 Crore) relating to trial production of intermediate products for Aluminium Plant, which is being capitalised.
b)	Excludes inventories of Nil (Previous year 110.67 Crore) of work-in-progress relating to trial production of intermediate products, which is being capitalised.

28	Employee benefits expense*

Particulars	Year ended March 31, 2016	( in Crore) Year ended March 31, 2015
Salaries and wages (Refer note no. 41)[a,b]	2,704.83	3,132.70
Contribution to provident and other funds	218.10	272.04
Staff welfare expenses	222.33	255.57
Less: Cost allocated to joint ventures	(676.21)	(815.00)

Total	2,469.05	2,845.31

*	Includes share of Joint ventures 0.09 Crore (Previous year: 2.03 Crore)
a)	In view of the inadequacy of profits for FY 2013-14, the remuneration paid to the Executive Chairman of the Company was in excess of the limits specified in Section 198 read together with Schedule XIII of the erstwhile Companies Act, 1956. Basis legal advice, the Company had approached the Ministry of Corporate Affairs (MCA), for waiver of excess remuneration on the grounds that the excess has arisen purely on account of the Scheme of Arrangement and Amalgamation. MCA has advised the Company to seek approval of the Shareholders by way of Special Resolution as the earlier resolution was by way of Ordinary Resolution. The Company will be seeking the Shareholders approval at the ensuing Annual General Meeting (AGM) and then approach the MCA for approval.
b)	The Company offers equity-based award plans to its employees, officers and directors through its parent, Vedanta Resources Plc (the “Parent”), [The Vedanta Resources Long-Term Incentive Plan (“LTIP”), Employee Share Ownership Plan (“ESOP”), Performance Share Plan (“PSP”) and Deferred Share Bonus Plan (“DSBP”)]

During the year, the PSP is the primary arrangement under which share-based incentives are provided to the defined management group, previously these awards were granted on a similar basis under the LTIP. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the individual fixed salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the PSP and LTIP is that of Parent’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the competitor companies as defined in the scheme from the date of grant. Initial awards under the LTIP were granted in February 2004 and subsequently further awards were granted in the respective years until 2012-13. Additionally, PSP vesting conditions includes continued employment with the Group till the date of vesting. Initial awards under the PSP were granted in November 2014 and subsequently in December 2015. The awards are indexed to and settled by Parent shares. The awards have a fixed exercise price denominated in Parent’s functional currency of 10 US cents per share, the performance period of each award is three years and are exercisable within a period of six months from the date of vesting beyond which the option lapse.

The Parent has also granted awards under the ESOP scheme that shall vest based on the achievement of business performance in the performance period. The vesting schedule is staggered over a period of three years. Under these schemes the Parent is obligated to issue the shares.

Further, in accordance with the terms of the agreement between the Parent and the Company, the fair value of the awards as on the grant date is recovered by the Parent from the Company and its subsidiaries.

In 2015, Vedanta introduced the DSBP, with initial awards being made in May 2015 and August 2015. Under the plan, a portion of the annual bonus is deferred into shares and the awards granted under this scheme are not subject to any performance conditions. The vesting schedule is staggered over a period of two or three years. In case of DSBP, the shares are purchased from open market and allotted to employees, officers and directors.

266

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Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

Amount recovered by the Parent and recognized by the Group in the Statement of Profit and Loss (net of capitalisation) for the year ended March 31, 2016 is 72.69 Crore (Previous year 141.74 Crore). The Group considers these amounts as not material and accordingly has not provided further disclosures.

29	Finance costs*

Particulars	Year ended March 31, 2016	( in Crore) Year ended March 31, 2015
Interest expense[a]	4,917.43	4,830.95
Other borrowing costs	632.19	655.09
Net Loss on foreign currency transactions and translations	154.98	172.87
Less: Cost allocated to Joint venture	(0.11)	(0.13)

Total	5,704.49	5,658.78

*	Includes share of Joint ventures Nil Crore (Previous year: 0.01 Crore)
a)	Includes interest on delayed payment of income tax of 7.17 Crore (Previous year: 13.19 Crore)

30	Other expenses*

Particulars	Year ended March 31, 2016	( in Crore) Year ended March 31, 2015
Consumption of stores and spare parts	1,888.96	2,204.34
Share of expenses from producing oil and gas blocks	2,093.49	1,767.24
Exploration costs written off	260.04	1,098.04
Cess on crude oil, etc.	2,628.10	2,824.16
Water charges	119.33	114.51
Repairs to machinery	1,657.11	1,668.74
Repairs to building	136.90	136.70
Repairs others	118.70	127.42
Mining expenses	638.87	692.66
Excise duty[a]	(6.47)	5.70
Royalty	1,887.60	1,519.38
Rates & taxes	66.86	64.55
Rent	72.35	98.75
Insurance	116.74	144.58
Conveyance and travelling expenses	111.47	152.79
Loss on sale of fixed assets (net)	5.52	—
Sitting fees and commission to directors	7.65	6.92
Trade receivables, advances and assets written off	1.06	0.85
Payment to auditors	25.60	21.56
Provision for doubtful trade receivables/advances	28.35	321.90
Carriage outward	697.82	744.72
Export duty	25.00	13.17
Excess of carrying cost over fair value of current investments (net)	130.15	18.98
General Expenses [Refer note no. 41]	2,702.33	2,577.56
Less: Costs allocated to joint ventures	(297.18)	(403.78)

Total	15,116.35	15,921.44

*	Includes share of Joint ventures 0.31 Crore (Previous year: 0.30 Crore)
a)	Represents the aggregate of excise duty borne by the Group and difference between excise duty on opening and closing stock of finished goods.

267

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

31	Exceptional items

		( in Crore)
Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Provision for impairment of assets[a]	1,131.06	539.85
Depreciation on change of method for oil & gas assets[b]	—	2,127.80
Voluntary retirement expenses	147.64	69.81
Provision for impairment of goodwill[c]	11,172.98	19,461.28

Total	12,451.68	22,198.74

a)	Provision for impairment of assets includes:

i)	non-cash provision of 115.44 Crore during the year ended March 31, 2016, in the carrying amount of idle assets grouped under Capital work-in-progress which includes plant & equipments and building at Bellary, Karnataka.

(ii)	in case of Cairn India Limited, due to fall in crude oil prices in the international market, the management is continuously reassessing its future strategy and is carrying on development and exploration only in regions where it believes that the reserves and resources are commercially viable. Accordingly, development and exploration activities have been suspended in certain fields and management has assessed the recoverable value of the entire oil and gas block to which they relate, being separate CGUs. The recoverable amounts have been determined based on the net selling price approach using an appropriate valuation technique, wherever the CGUs included some producing assets as well. For all other CGUs, where there are no oil and gas producing assets and activities have been suspended, the recoverable amounts have been assessed as nil and accordingly, Cairn India Limited has recorded impairment charge of 284.17 Crore during the year ended March 31, 2016.

(iii)	681.70 Crore for fixed assets in respect of the exploratory assets in West Africa (Western Cluster, Liberia). The impairment was as a result of low iron ore prices, geo-political factors and no plans for any substantive expenditure resulting in continued uncertainty in the project.

(iv)	49.75 Crore for fixed assets in respect of Copper Mines of Tasmania Pty Limited, as a result of extended care and maintenance, low copper prices and continued uncertainty in the project.

(v)	34.65 Crore in the previous year, in respect of expenditure incurred on three coal blocks allotted to the Company and its subsidiaries, due to cancellation of coal blocks by the Supreme Court of India.

(vi)	505.20 Crore in the previous year in respect of exploratory wells in Sri Lanka impaired as the development of hydrocarbons in the said block was not commercially viable at the prevailing prices.

b)	During the year ended March 31, 2015, the Company’s subsidiary, Cairn India Limited has changed the method of depreciation on some of its oil and gas assets from ‘Straight Line’ method to the ‘Unit of Production’ method so as to be in compliance with the requirements of ‘Guidance Note on Accounting for Oil and Gas Producing Activities (Revised 2013)’ issued by the Institute of Chartered Accountants of India. The additional charge due to the same for the period up to March 31, 2014, aggregated 2,127.80 Crore.

c)	Provision for impairment of goodwill includes:

(i)	Non-cash impairment charge of acquisition goodwill, in respect of the group’s ‘oil and gas’ business aggregating 10,074.00 Crore (Previous year: 19,180.00 Crore). The impairment of goodwill was triggered by significant fall in the crude oil prices, prevailing discount of Rajasthan crude and adverse long term impact of revised cess. During previous year, the impairment was triggered by significant fall in the crude oil prices.

For the purpose of impairment testing, goodwill has been allocated to the ‘Oil and Gas’ cash generating unit (“CGU”).

The recoverable amount of the CGU was determined based on the net selling price approach, as it more accurately reflects the recoverable amount based on management view of the assumptions that would be used by a market participant. This is based on the cash flows expected to be generated by the projected oil or natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on current estimates of reserves and resources. It has been assumed that the PSC for Rajasthan block would be extended till 2030 on the same commercial terms.

268

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

Discounted cash flow analysis used to calculate net selling price uses assumption for oil price at US$ 41 per barrel for FY 2017 (Previous year : US$ 70 per barrel) and the long term nominal price of US$ 70 per barrel (Previous year : US$ 84 per barrel) derived from a consensus of various analyst recommendations. Thereafter, these have been increased at a rate of 2.5% per annum. The cash flows are discounted using the post-tax nominal discount rate of 11% (Previous year: 10.32%) derived from the post-tax weighted average cost of capital.

The impairment loss relates to the ‘Oil and Gas’ business reportable segments, however this has been shown as exceptional items and does not form part of the segment result for the purpose of segment reporting.

ii)	The mining operations at Copper Mines of Tasmania Pty Limited (“CMT”), Australia were temporarily suspended in January 2014 following a mud rush incident at the mines. On June 27, 2014, a rock fall occurred in the Prince Lyell mine affecting an access drive which connects the lower levels of the mine to surface. As a consequence, mining operations were put into Care and Maintenance.

Non-cash impairment charge of acquisition goodwill, in respect of CMT aggregating to  290.54 Crore (Previous year: 281.28 Crore) was recognised during the year. The impairment of goodwill was as a result of continued care & maintenance, low copper prices and continued uncertainty in start-up of operations.

For the purpose of impairment testing, goodwill has been allocated to the ‘CMT’ cash generating unit (“CGU”). The recoverable amount of the CGU was determined based on the net selling price approach. This is based on the cash flows expected to be generated by projected exploration & production profile of copper reserves. Discounted cash flow analysis used to calculate net selling price uses assumption for prices derived from the market projections.

The impairment loss relates to the ‘Copper’ business reportable segment; however this has been shown as exceptional items and does not form part of the segment result for the purpose of segment reporting.

iii)	acquisition goodwill in respect of Western Cluster Limited amounting to 808.44 Crore. The impairment was as a result of low iron ore prices, geo-political factors and no plans for any substantive expenditure resulting in continued uncertainty in the project.

32	Earnings per equity share (EPS)

			( in Crore)
Particulars		Year ended March 31, 2016	Year ended March 31, 2015
(Loss) / Profit after tax attributable to equity share holders for Basic EPS		(9,323.44)	(15,646.77)
(Loss) / Profit after tax attributable to equity share holders for Diluted EPS		(9,323.44)	(15,646.77)
Weighted average number of equity shares outstanding during the year:
For Basic EPS	Nos	296,50,04,871	296,50,04,871
For Diluted EPS *	Nos	296,50,04,871	296,50,04,871
Basic EPS		(31.44)	(52.77)
Diluted EPS *		(31.44)	(52.77)
Nominal Value per Share		1/-	1/-

*	During the previous year the effect of potential equity share on account of FCCBs is anti-dilutive and hence the same was not considered in calculating the diluted EPS.

33	During the year ended March 31, 2016, pursuant to verdict of Hon’ble Supreme Court of India in May, 2015 in the case of a subsidiary of the Company, upholding the applicability of Renewable Power Obligations to thermal captive power plants, the Group has recognised a provision under “Power and fuel charges” of 414.27 Crore for the period till March 31, 2015, relating to its operations across the Group which are subject to similar State regulations.

269

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

34	The financial statements of the Joint Ventures are consolidated using proportionate consolidation method.

The Company’s share of each of the assets, liabilities, income, expenses and capital commitments related to its interest in these Joint Ventures are:

		( in Crore)
	As at	As at
Balance Sheet	March 31, 2016	March 31, 2015
Equity and Liabilities
Shareholders’ funds
Share capital	2.59	2.64
Reserves and surplus	1.11	2.47
Non-current liabilities
Long-term borrowings	—	0.01
Other Long-term liabilities	—	0.01
Long-term provisions	—	0.08
Current liabilities
Trade payables	0.01	0.18
Other current liabilities	1.22	0.83

Total	4.93	6.22

Assets
Non-current assets
Fixed assets	1.24	4.68
Long-term loans and advances	0.25	0.09
Current assets
Current investments	0.26	—
Cash and cash equivalents	0.18	0.83
Short-term loans and advances	2.99	0.56
Other current assets	0.01	0.06

Total	4.93	6.22

		( in Crore)
	As at	As at
Statement of Profit and Loss	March 31, 2016	March 31, 2015
Revenue from operations (net)	0.23	2.35
Other income	0.05	0.02

Total Revenue	0.28	2.37

Expenses:
Employee benefits expense	0.09	2.03
Finance costs	—	0.01
Depreciation, depletion and amortisation expense	0.01	0.07
Other expenses	0.31	0.30

Total expenses	0.41	2.41

Loss before tax	(0.13)	(0.04)
Tax expense	—	(0.01)
Net loss for the year	(0.13)	(0.03)
Capital commitments (net of advances)	—	0.23

35	The disclosures as required by AS 15 on “Employee Benefits” are as follows:

		( in Crore)
Particulars	2015-16	2014-15
(a) Defined Contribution Plan:
Employer’s Contribution to Provident Fund & Family Pension Fund	112.40	126.84
Employer’s Contribution to Superannuation	28.13	34.02

270

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

The provident funds of Iron ore division, BALCO, HZL, SRL and SMCL are exempted under section 17 of Employees Provident Fund Act, 1952. Conditions for grant of exemption stipulates that the employer shall make good deficiency, if any, between the return guaranteed by the statute and actual earning of the Fund. Based on Guidance Note from The Institute of Actuaries - Valuation of Interest Guarantees on Exempt Provident Funds under AS 15 (Revised 2005) - for actuarially ascertaining such interest liability, there is no interest shortfall that is required to be met by Iron ore division, BALCO, HZL, SRL and SMCL as of March 31, 2016. Having regard to the assets of the fund and the return in the investments, the Group does not expect any deficiency in the foreseeable future.

Defined contribution plans in case of Black Mountain Mining (Proprietary) Limited is governed by South African Fund Act. Defined contribution fund for THL Zinc Namibia Holdings (Proprietary) Limited has been registered in Namibia in terms of the Pension Fund Act.

(b)	Defined Benefit Plan:

The disclosure as required under AS 15 regarding the Group’s gratuity plan is as follows:

The Iron ore division of the Company, HZL and Cairn have constituted a trust recognized by Income Tax authorities for gratuity to employees, contributions to the trust are funded with Life Insurance Corporation of India (LIC) and ICICI

Prudential Life Insurance Company Limited.

In accordance with Accounting Standard-15 ‘Employee Benefits’, the Company and some of its subsidiaries have provided the liability on actuarial basis. As per the actuarial certificate, the details of the employees benefits plan - gratuity are:

		( in Crore)
Particulars	2015-16	2014-15
Actuarial assumptions
Salary growth	2.00%, 5.00%-15.00%	5.00%-15.00%
Discount rate	8.00%	7.80%-7.82%
Expected return on plan assets	8.0%-8.80%	7.80%-9.45%
Mortality table	IALM(2006-08)	IALM(2006-08)
Expenses recognised in the Statement of Profit and Loss
Current service cost	27.34	28.06
Interest cost	35.36	36.78
Expected return on plan assets	(23.92)	(24.83)
Net actuarial (gains)/losses recognised in the year	15.63	65.64

Total	54.41	105.65

Present value of defined benefit obligation
Balance at the beginning of the year	476.19	425.71
Acquisition adjustments	—	2.52
Current service cost	27.34	28.06
Interest cost	35.36	36.78
Actuarial (gains)/loss on obligation	14.84	64.66
Benefits paid	(126.24)	(81.54)
Balance at the end of the year	427.49	476.19
Fair value of plan assets
Balance at the beginning of the year	282.70	275.35
Acquisition Adjustments	—	2.52
Expected returns on plan assets	23.92	24.83
Contribution	65.13	28.76
Actuarial gains/(losses)	(0.79)	(0.98)
Benefits paid	(81.00)	(47.78)

Balance at the end of the year	289.96	282.70

271

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

					( in Crore)
Assets and liabilities recognised in the balance sheet	2015-16	2014-15	2013-14	2012-13	2011-12
Present value of obligations at the end of the year	427.49	476.19	425.71	54.54	53.40
Less: Fair value of plan assets at the end of the year	(289.96)	(282.70)	(275.35)	(43.35)	(43.92)

Net liability recognised in the balance sheet	137.53	193.49	150.36	11.19	9.48

Experience adjustment on actuarial gain/(loss)
Plan liabilities	(20.35)	(9.86)	0.68	(1.75)	0.27
Plan assets	(1.35)	15.51	21.49	1.18	0.24

Note:

In the absence of detailed information regarding Plan assets which is funded with Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited, the composition of each major category of plan assets, the percentage or amount for each category to the fair value of plan assets has not been disclosed.

The estimate of rate of escalation in salary considered in actuarial valuation, takes into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above is certified by the actuary.

The contributions expected to be made by the Group during FY 2016-17 are 37.09 Crore.

(c)	Post Employment Medical Benefits

The scheme is framed with a view to provide medical benefits to the regular employees of Balco and BMM and their spouses subsequent to their retirement on completion of tenure including retirement on medical grounds and voluntary retirement on contributory basis subject to provisions as detailed hereunder.

		( in Crore)
Movement in present value of defined benefit obligation	2015-16	2014-15
Obligation at the beginning of the year	53.85	47.38
Current service cost	0.96	1.02
Interest cost	4.24	4.33
Contribution from members	—	0.62
Actuarial loss/(gain)	1.27	5.92
Benefits paid	(1.76)	(2.20)
Foreign Currency Translation	(4.74)	(3.22)

Obligation at the end of the year	53.82	53.85

Amount recognised in the Statement of profit and loss	2015-16	2014-15
Current service cost	0.96	1.02
Interest cost	4.24	4.33
Net actuarial (gains)/losses recognised in the period	1.27	5.92

Total	6.47	11.27

Actuarial assumptions	2015-16	2014-15
Salary growth	5%-8.10%	5%-7%
Discount rate	8%-10.20%	7.8%-8.85%
In Service Mortality	IALM(2006-08)	IALM(2006-08)
Post Retirement Mortality	LIC (1996-98) Ultimate	LIC (1996-98) Ultimate

272

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Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

					( in Crore)
Amount recognised in the balance sheet	2015-16	2014-15	2013-14	2012-13	2011-12
Present value of obligations at the end of the year	53.82	53.85	47.38	—	—
Less: Fair value of plan assets at the end of the year	—	—	—	—	—

Net liability recognised in the balance sheet	53.82	53.85	47.38	—	—

					( in Crore)
Amount recognised in the balance sheet	2015-16	2014-15	2013-14	2012-13	2011-12
Experience Adjustment on actuarial Gain/(Loss)
Plan Liabilities	(1.83)	(3.73)	1.12	—	—
Plan Assets	—	—	—	—	—

The estimate of rate of escalation in salary considered in actuarial valuation, takes into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above is certified by the actuary.

36	The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) had been sanctioned by the Honorable High Court of Madras and the Honorable High Court of Judicature of Bombay at Goa. The Scheme had been given effect to in the year ended March 31, 2014. Subsequent to, the effectiveness of the Scheme, the Commissioner of income tax, Goa and the Ministry of Corporate Affairs have challenged the order of the High Court of Judicature of Bombay at Goa by way of a Special Leave Petition before the Supreme Court. Further, a creditor and a shareholder have challenged the order of the High Court of Madras. The said petitions are pending for hearing and admission.”

37	Goa mining:

a)	The Honourable Supreme Court (Supreme Court) vide its judgment dated April 21, 2014 had lifted the ban on mining in the State of Goa, subject to certain conditions. It has also directed that out of the sale proceeds of the e-auction of excavated ore, leaseholders to be paid average cost of excavation of iron ore as determined by the State Government, and the balance amounts are to be allocated amongst various affected stakeholders and unallocated amounts to be appropriated by the State Government. In pursuance of the said judgement, the State Government of Goa has on October 1, 2014 announced the Goa Grant of Mining Leases Policy, 2014 and has renewed the mining leases. The Government of Goa has vide its order dated January 15, 2015 revoked its earlier order on temporary suspension of mining operations in the State of Goa. The Company has obtained consent to operate from Goa State Pollution Control Board and mining plan approvals from Indian Bureau of Mines for all its leases. Accordingly, the Company has commenced mining operations in Goa.

In view of the Supreme Court judgment designating the State Government as owners of the ore and mine lessees entitled to reimbursement of the average cost of excavation and based on rules framed for the auction of such ore, during the previous year inventories of carrying value of  475.15 Crore had been reclassified from ‘Inventories’ to ‘Claims and other receivables’ under the head ‘Short term loans and advances’ as at March 31, 2015.

b)	Pursuant to the judgment of the Supreme Court dated April 21, 2014, in determining the average cost of excavation as referred above, the Directorate of Mines and Geology (DMG) of the State of Goa has on September 2, 2015, notified 250.00 per ton (aggregating 72.14 Crore recorded as “Claims and other receivables” under “Short term loans and advances” in note 23) as the average cost of excavation payable to the respective lease holders, sister concerns or traders. Based on a legal opinion, the management of the Company is exploring future course of action and considering the merits of the case, no provision is considered necessary against the balance amount of 315.49 Crore recorded as “Claims and other receivables” under “Long term loans and advances” in note 17.

38	Pursuant to introduction of ‘The Mines and Mineral (Development and Regulation) Amendment Act, 2015 and subsequent Notification dated September 17, 2015, the group has created liability in terms of Sections 9B(6) and 9C of the Act towards contribution to ‘District Mineral Foundation’ and ‘National Mineral Exploration Trust’ @ 30% and 2% on the royalty expenses respectively, effective from January 12, 2015. The Group has expensed 373.05 Crore during the year (previous year 119.98 Crore on an estimated basis), which has been included under Royalty expenses.

39	Certain foreign exchange hedging instruments which qualify for being designated as “hedges of net investment in foreign operation”, have been so designated. Consequently, mark to market exchange losses (spot movement) on such forward exchange contracts amounting to 206.42 Crore have been recognised in the Foreign Currency Translation reserve during the year ended March 31, 2016.

273

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

40 a)	The Board of Directors of the Company and Cairn India Limited at their respective meetings held on June 14, 2015 had approved the Scheme of Arrangement with effect from April 1, 2015 on such date as may be approved by the High Court. (the “Scheme”) between the Company and Cairn India Limited and their respective shareholders and creditors, subject to regulatory and other approvals. On September 10, 2015, BSE Limited and the National Stock Exchange of India Limited has issued the ‘No adverse observation’ letter to the Scheme. We will approach the High Court for fixing the date of shareholders and creditors meeting in due course.

b)	The Board of Directors in its meeting held on April 29, 2014, had approved the merger of Goa Energy Limited and Sterlite Infra Limited with the Company with effect from the appointed date of April 1, 2014. The Schemes of Amalgamation amongst Goa Energy Limited (GEL), Sterlite Infra
Limited (SIL) (fully owned subsidiary companies) and Vedanta Limited was sanctioned by the High Court of Judicature of Bombay at Goa vide its order dated March 12, 2015 and High Court of Madras vide its order dated March 25, 2015 respectively. The scheme became effective from March 24, 2015 for Vedanta and GEL and from April 8, 2015 for Vedanta and SIL, being the date of filing the respective orders with the Registrar of Companies. The above schemes were given effect in the financial statements for the year ended March 31, 2015.

41	The provisions of Section 135 of the Companies Act, 2013 are applicable to the entities incorporated in India. Accordingly, the Group has incurred 152.39 Crore (Previous year: 162.20 Crore) during the year on account of expenditure towards Corporate Social Responsibility as indicated below:

		( in Crore)
Particulars	2015-16	2014-15
General expenses (Refer note no.30)	136.76	156.92
Salaries and wages (Refer note no.28)	0.82	2.30
Depreciation (Refer note no.14)	3.16	2.67
Capital work-in-progress [(Refer note no.14(j)]	11.65	0.31

Total	152.39	162.20

42	A) Contingent liabilities

				( in Crore)
			As at March 31, 2016	As at March 31, 2015
(a)	Disputed liabilities in appeal:
	(i)	Income tax demands principally in respect of depreciation consequent to block assessment, disallowance of short term capital loss, disallowance of commission on sales paid to non-resident, Section 14A, demurrage, Section 10B deduction and additional depreciation on plant and machinery.	3,433.00	2,878.76
	(ii)	Sales tax and Entry tax demands relating to tax on freight, tax rate differences, stock transfer matters etc.	1,009.56	834.03
	(iii)	Excise duty relating to disputes in respect of dutiability and availing of cenvat credit on certain capital goods and other inputs.	545.71	626.24
	(iv)	Service tax demands for certain services rendered	156.50	291.94
	(v)	Custom duty for import/export of goods	43.88	43.88
	(vi)	Forest development tax	297.80	297.80
	(vii)	Cess on transportation of ore, coal and coke	140.53	151.47
	(viii)	Royalty demand in Karnataka	12.11	12.11
	(ix)	Other matters principally related to certain indirect taxes/duties/marine claims	52.15	52.18

	Total		5,691.24	5,188.41

(b)	Claims against the Company not acknowledged as debts relating to:
	-	Energy Development Cess claimed by the Government of Chhattisgarh	537.79	485.45
	-	Mining cases	333.90	333.90
	-	Suppliers and contractors	538.31	322.30
	-	Renewable Energy Purchase Obligation	—	440.22
	-	VAT input on Coal	181.31	128.26
	-	Others	385.02	452.28

	Total		1,976.33	2,162.42

274

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Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

(c)	Estimated cost of variation in copper and precious metals quantity due to adjustments done based on metal contents as per laboratory assessments pending receipt of final invoice amounts to 22.97 Crore (Previous year 46.13 Crore).

(d)	Certain cases have been filed by the erstwhile land owners against the State of Punjab, which are pending in the Hon’ble District Court at Mansa. The Company has filed application for acceding as party to the dispute in the matter to safeguard its interest. All other land cases filed against the Company for enhancement of compensation were dismissed by the Hon’ble District Court at Mansa.

(e)	TSPL had entered into a long term PPA with Punjab State Power Corporation Limited (‘PSPCL’) for supply of power. Due to delay in fulfilment of certain obligations by PSPCL as per the PPA and force majeure events, there was a delay in completion of the project as per the PPA timelines. TSPL has received notices of claims from PSPCL seeking payment of Liquidated damages (LD) of 317.64 Crore (maximum) each for delay in commissioning of Unit I, II and III totalling to 952.92 Crore.

During the previous year, PSPCL had invoked the Performance Bank Guarantee of 150.00 Crore to recover the LD on account of delay in Commercial Operation Date (COD). Against the BG invocation stay was granted by Punjab State Electricity Regulatory Commission (‘PSERC’) and this was later upheld by APTEL as well. The matter is referred to Arbitration by a panel of three Arbitrators. Pleadings are over in the matter and witnessing & arguments are undergoing. On the basis of facts supported by legal opinion, no provision is considered necessary at this stage.

(f)	In March 2014 Cairn India Limited (‘Cairn’) received a notice from the Indian Tax Authorities (“Tax Authorities”) alleging failure by Cairn to withhold tax on the consideration paid to Cairn UK Holdings Limited (“CUHL”) in the year 2006-07, the then holding company. The said transaction relates to the acquisition of the shares of Cairn India Holdings Limited (“CIHL”), a 100% subsidiary of Cairn, from CUHL during FY 2006-07 as a part of group reorganization by the then ultimate parent company Cairn Energy Plc. Based upon the retrospective amendment(s) made in the year 2012 by inserting explanation 5 of section 9(1)(i) of the Income Tax Act, 1961, the Tax Authorities vide its order dated March 11, 2015, have raised a demand of approx. 20,494.73 Crore (comprising tax of appox. 10,247.36 Crore and interest of an equivalent amount) for not withholding tax on the consideration paid to CUHL, for acquiring shares of CIHL. Tax Authorities have stated in the said order that a short term capital gain of 24,503.50 Crore accrued to CUHL on transfer of the shares of CIHL to Cairn in FY 2006-07, on which tax should have been withheld by Cairn. Cairn understands that a tax demand has also been raised by the Tax Authorities on CUHL with respect to taxability of alleged capital gain earned by CUHL.

In this regard, Vedanta Resources Plc. (holding company), filed a Notice of Claim against the Government Of India (‘GOI’) under the UK-India Bilateral Investment Treaty (the “BIT”) in order to protect its legal position and shareholder interests. Management has been advised that Vedanta Resources Plc. has a good case to defend as per provisions of BIT, the benefit of which would ultimately accrue to Cairn.

Further, the Group has been advised that there could be no liability on Cairn on account of not withholding the taxes in the year 2006-07 based on provisions of law prevailing at the time of transaction as the aforesaid retrospective amendment has cast an impossible obligation on the Company to deduct tax by having to predict and anticipate that the retrospective amendment will be made by legislature on a future date. Cairn has approached the Hon’ble Delhi High Court against the said order and also filed an appeal before the Commissioner of Income Tax (Appeals) to defend its said position.

(g)	In case of Cairn, Section 80-IB (9) of the Income Tax Act, 1961 allows the deduction of 100% of profits from the commercial production or refining of mineral oil. The term ‘mineral oil’ is not defined but has always been understood to refer to both oil and gas, either separately or collectively. The 2008 Indian Finance Bill appeared to remove this deduction by stating [without amending section 80-IB (9)] that “for the purpose of section 80-IB (9), the term ‘mineral oil’ does not include petroleum and natural gas, unlike in other sections of the Act”. Subsequent announcements by the Finance Minister and the Ministry of Petroleum and Natural Gas have confirmed that tax holiday would be available on production of crude oil but have continued to exclude gas.

Cairn filed a writ petition to the Gujarat High Court in December 2008 challenging the restriction of section 80-IB to the production of oil. Gujarat High Court did not admit the writ petition on the ground that the matter needs to be first decided by lower tax authorities. A Special Leave Petition has been filed before Supreme Court against the decision of Gujarat High court. However in an another similar case, the Gujarat High Court has held that tax holiday benefit would extend to production of gas. In the event this challenge is unsuccessful, the potential liability for tax and related interest on tax holiday claimed on gas is approximately 320.07 Crore (Previous year: 282.01 Crore).

275

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

(h)	Ravva Joint Venture Arbitration proceedings: Base Development Cost.

In the case of Cairn, Ravva joint venture had received the notice from Ministry of Petroleum & Natural Gas, Government of India (GOI) for the period from 2000-2005 for USD 129 million for an alleged underpayment of profit petroleum to the Indian Government, out of which, Group’s share will be USD 29 million (approximately 192.34 Crore) [March 31, 2015: USD 29 million (approximately 181.65 Crore)] plus potential interest at applicable rate (LIBOR plus 2% as per PSC).

This claim relates to the Indian Government’s allegation that the Ravva JV had recovered costs in excess of the Base Development Costs (“BDC”) cap imposed in the PSC and that the Ravva JV had also allowed these excess costs in the calculation of the Post Tax Rate of Return (PTRR). Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award on January 18, 2011 at Kuala Lumpur, allowing claimants (including the Company) to recover the Development costs spent to the tune of USD 278 million and disallowed over run of USD 22.3 million spent in respect of BDC along with 50% legal costs reimbursable to the Joint venture partners. High Court of Kuala Lumpur dismissed Government of India’s (GOI) application of setting aside the part of the Award on August 30, 2012 with costs. However, GOI appealed against the High Court’s order before the Court of Appeal and the same has dismissed GOI’s appeal on June 27, 2014. GOI still preferred to challenge the same before the Federal Court, Kuala Lumpur and their Leave to Appeal is currently due for hearing before Federal Court on May 17, 2016. GOI has also issued Show Cause Notice on this matter which the Company has replied to and also filed an application for enforcement of Award before Delhi High Court as an abundant caution. Next hearing is due on April 29, 2016. Furthermore, GOI is yet to agree on quantum of arbitration costs & expenses (legal fees and expenses) for reimbursing to the companies as per the Award. Therefore, the Companies have approached the Tribunal to quantify the costs. The GOI has obtained a stay order from Hon’ble High Court of Delhi, on August 14, 2015, against the Tribunal proceedings on quantum of arbitration costs on the grounds of

Tribunal being functus officio. Cairn has filed an appeal before the Hon’ble High Court of Delhi against the aforesaid ‘stay order’ granted by the Hon’ble High Court of Delhi against the Tribunal ‘proceedings on determination of costs’. The matters are due for hearing on October 3, 2016.

(i)	Ravva Joint Venture Arbitration proceedings: ONGC Carry.

Cairn is involved in a dispute with GOI relating to the calculation of payments that it was required to make in connection with the Ravva field. The Ravva PSC obliges the Company to pay proportional share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the “ONGC Carry”). The question as to how the ONGC Carry is to be calculated, along with other issues, was submitted to an international arbitration panel in August 2002 which rendered a decision on the ONGC Carry in the Company’s favour and four other issues in favour of GOI in October 2004 (“Partial Award”). The GOI filed a challenge to the ONGC Carry decision in the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia which adjudicated the matter on October 11, 2011, upheld the Partial Award. Company persuaded with Ministry of Petroleum and Natural Gas (MoPNG) to implement the Partial Award while reconciling the statement of accounts as outlined in Partial Award ever since the Federal Court adjudication in place. However, MoPNG has issued a Show Cause Notice on July 10, 2014 alleging that profit petroleum has been short-paid. The Company had requested for Tribunal’s reconstitution to publish the Final Award since it has retained the jurisdiction if parties are unable to agree on quantification sums due and payable to each other pursuant to the Partial Award. Accordingly, Tribunal was reconstituted and the next hearing is scheduled in June 2016. While the Company does not believe the GOI will be successful in its challenge, if the arbitral award is reversed and such reversal is binding, the Company could be liable for up to approximately USD 63.90 million (approximately  423.94 Crore) [March 31, 2015: USD 63.90 million (approximately  400.26 Crore)] plus interest.

276

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Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

(j)	During FY 2009-10, BALCO has received a demand from the Chief Electrical Inspector, Government of Chhattisgarh to pay 240.43 Crore on account of electricity duty on generation of power of its 540 MW power plant due to non submission of Eligibility certificate. BALCO has already applied for the eligibility certificate. On the basis of legal opinion obtained, BALCO is of the view that it is legally entitled to receive the exemption from payment of electricity duty under the Industrial Policy 2001-06 and the demand raised by the Chief Electrical Inspector is misconceived in law. The amount for the period subsequent to March 31, 2009 till March 31, 2016 amounts to 514.27 Crore. Therefore, based on the grounds stated above, BALCO has neither recognised a provision nor disclosed as a contingent liability considering the possibility of an outflow of resources embodying economic benefits as remote.

(k)	Shenzhen Shandong Nuclear Power Construction Co. Limited (‘SSNP’) subsequent to terminating the EPC contract invoked arbitration as per the contract alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for refinery expansion project, and filed a claim of 1,668.56 Crore. Based on the assessment, the Company had booked the liability of 195.73 Crore in earlier years and continues to defend the balance claims. The Company has also filed a counter claim of 2,458.00 Crore for delays caused for which SSNP is responsible. SSNP has also filed a petition under Section 9 of the Arbitration and Conciliation Act, 1996 before the Bombay High Court praying for interim relief seeking restrain order on encashment of Advance Bank Guarantee (ABG), injunction from disposing or creating third party right over Plant & Machinery (P&M) at the project site and security for the amount due under the contract. The Bombay High Court initially dismissed their petition, but on a further appeal by SSNP, the Division Bench of the Bombay High Court directed the Company to deposit a bank guarantee for an amount of 187.00 Crore as a security, being a prima facie representation of the claim, until arbitration proceedings are completed. The Company has deposited a bank guarantee of equivalent amount to the satisfaction of the Prothonotary, Bombay High Court. Moreover, the SSNP’s Application under Section 31(6) of Arbitration Act for Interim Award of 202.00 Crore was also disallowed by the majority bench of the tribunal as pre-mature and unjustified. The matter has now gone into trail and is still in the very early stages of evidence. Management is of the opinion that this claim is not valid under the terms of the contract with SSNP and it is unlikely that SSNP can legally sustain the claim and accordingly, no provision is considered necessary.

(l)	The Company had entered into an EPC contract with SEPCO Electric Power Construction Corporation (SEPCO) for setting up 1,980 MW Independent Power Plant at Talwandi, Punjab. The said contract has been novated in the name of Talwandi Sabo Power Limited (TSPL) by virtue of a novation agreement dated November 17, 2009 between the Company, TSPL and SEPCO and all rights and obligations of the Company have been assigned to TSPL by virtue of the novation agreement. The Company has guaranteed to SEPCO to discharge TSPL’s obligation, including right of recourse to the Company under the guarantee, in case of failure of TSPL to perform its obligations under the EPC contract.

(m)	South Africa Carry cost

As part of the farm-in agreement for Block 1, the Group is required to carry PetroSA up to a gross expenditure of USD 100 million (approximately  663.45 Crore) for a work program including 3D and 2D seismic and at least one exploration well. At balance sheet date, USD 37 million (approximately  245.47 Crore) has been spent in exploration expenditure and a USD 63 million carry (approximately  417.97 Crore) (including drilling one well) remains. The Mineral and Petroleum Resources Development Bill has proposed several changes to the fiscal terms of contracts for companies currently operating in South Africa and for new exploration contracts which are currently under revision. In light of the given uncertainty, the management believes, which is also supported by legal advice, that it is possible but not probable that the liability of USD 63 million (approximately  417.97 Crore) [Previous year:  Nil] could devolve on the Group and accordingly no provision has been recognized in respect of the same in these financial statements.

(n)	Future cash flows in respect of the above, if any, is determinable only on receipt of judgement/ decisions pending with relevant authorities. The Company does not expect the outcome of matters stated above to have a material adverse effect on the Company’s financials conditions, result of operations or cash flows.

277

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

B)	Capital and other commitments

		( In Crore)
	As at March 31, 2016	As at March 31, 2015
(a) Capital commitments
i) Estimated amount of contracts remaining to be executed on Capital account and not provided for (net of advances).	6,170.50	6,193.48
ii) Share of Joint ventures exploration activities and development activities	160.62	2,264.68
(b) Other commitments
(i) The Company has given corporate guarantees to regulatory authorities on behalf of Volcan Investments Limited	115.00	115.00
(ii) Export obligations against the import licenses taken for import of capital goods under the Export promotion Capital Goods Scheme and advance license.	13,959.68	16,710.08
(iii) Customs duty bond taken for Project Import/Export	1,471.62	979.41
iv) Share of Joint ventures minimum exploration commitments as per the production sharing contracts	114.48	2,123.49

v)	Power Division of the Company has signed a long term power purchase agreement (PPA) with Gridco Limited for supply of 25% of power generated from the power station with additional right to purchase power at (5%/ 7%) at variable cost as per the conditions referred to in PPA . The PPA has a tenure of twenty five years.

vi	TSPL has signed a long term power purchase agreement (PPA) with Punjab State Power Corporation Limited (PSPCL) [formerly known as Punjab State Electricity Board (PSEB)] for supply of power generated from the power plant. The PPA has tenure of twenty five years.

C)	In an appeal filed by the Company against the closure order of the Tuticorin Copper smelter by Tamil Nadu Pollution Control Board (“TNPCB”), the appellate authority the National Green Tribunal, Delhi (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013. The Expert Committee submitted a report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on July 15, 2013 that the Copper smelter could continue its operations. NGT vide its final Judgment dated August 8, 2013 made its interim order dated May 31, 2013 absolute and directed that the recommendations made by the Expert Committee be implemented in a time bound manner. The Company has implemented all of the recommendations and copper smelter has been operating normally. TNPCB has filed appeals against the interim & final orders of the NGT before the Supreme Court of India which are yet to be listed for hearing.

D)	i)	Lanjigarh project:

The Company has signed a Memorandum of Understanding (MoU) with the Government of Odisha for the supply of bauxite for the alumina plant at Lanjigarh. The Company has also entered into a separate MoU and Joint Venture (JV) Agreement with Orissa Mining Corporation (OMC) for supply of bauxite. During the year, OMC has, by a separate action, terminated the JV agreement for which the Company is pursuing the appropriate course of action. The Company is presently is sourcing bauxite from alternative sources including imports. The Company is also looking at bauxite mines which may come up for auction and at other alternatives.
ii)	Expansion of Alumina Refinery:

During the year, the Company has received the necessary approvals for expansion of the Lanjigarh refinery to 4 million tonnes per annum (MTPA). Approval for expansion from 4 MTPA to 6 MTPA is dependent upon certain conditions.

Accordingly, second stream operation has commenced in Alumina refinery from April 2016 thus, taking it to the debottlenecked capacity of 1.7-2.0 MTPA (contingent on bauxite quality). Further ramp up to 4 MTPA will be considered after tying up the local bauxite sources.

E)	The Central Excise Department had, in June 2010, alleged violation of Advance license conditions for the period 2005-2009 on the Company. Show cause notice in this regard has been served on the Company. The Company has filed a writ petition to quash the Show Cause Notice on recoveries / further proceedings from the Honourable Madras High Court, Madurai Bench in this matter. The matter was heard on March 02, 2016 by Honourable Madras High Court, Madurai Bench and the order is yet to be received. The Company has also been legally advised that the alleged charges are not legally sustainable and there is no financial liability on the Company.

F)	Except as described above, there are no pending litigations which the Group believes could reasonably be expected to have a material adverse effect on the results of operations, cash flow or the financial position of the Group.

278

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Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

43	Segment Information as per Accounting Standard 17 on Segment Reporting for the year ended March 31, 2016

I)	Information about Primary Business Segments

	( in Crore)
	Business Segments
	Copper		Aluminium		Iron Ore		Power		Zinc		Oil & Gas		Others		Unallocated		Eliminations		Total
Particulars	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Revenue
External revenue	22,046.65	23,609.16	12,236.27	13,762.95	813.15	257.92	4,570.61	3,410.16	17,639.36	19,330.13	8,625.57	14,645.37	1,730.53	1,938.86	—	—	—	—	67,662.14	76,954.55
Inter segment revenue	2.30	110.03	12.86	22.96	47.02	17.61	430.36	729.94	—	—	—	—	613.64	668.97	—	—	(1,106.18)	(1,549.51)	—	—
Gross turnover	22,048.95	23,719.19	12,249.13	13,785.91	860.17	275.53	5,000.97	4,140.10	17,639.36	19,330.13	8,625.57	14,645.37	2,344.17	2,607.83	—	—	(1,106.18)	(1,549.51)	67,662.14	76,954.55
Less: Excise duty recovered on sales	1,140.14	1,086.83	1,158.20	1,059.61	—	—	0.14	0.07	1,281.79	1,311.69	—	—	150.68	132.25	—	—	—	—	3,730.95	3,590.45

Total revenue	20,908.81	22,632.36	11,090.93	12,726.30	860.17	275.53	5,000.83	4,140.03	16,357.57	18,018.44	8,625.57	14,645.37	2,193.49	2,475.58	—	—	(1,106.18)	(1,549.51)	63,931.19	73,364.10

Results
Segment result	1,989.57	1,416.13	(113.72)	1,867.28	(72.57)	(349.73)	664.62	513.64	5,775.93	6,942.91	(271.21)	4,413.51	335.98	339.64	—	—	—	—	8,308.60	15,143.38
Unallocated corporate expenses	—	—	—	—	—	—	—	—	—	—	—	—	—	—	310.70	188.18	—	—	310.70	188.18
Operating profit/(loss)	1,989.57	1,416.13	(113.72)	1,867.28	(72.57)	(349.73)	664.62	513.64	5,775.93	6,942.91	(271.21)	4,413.51	335.98	339.64	(310.70)	(188.18)	—	—	7,997.90	14,955.20
Less: Finance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5,704.49	5,658.78	—	—	5,704.49	5,658.78
Add: Other income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,454.26	2,977.20	—	—	4,454.26	2,977.20
Less: Income tax (including deferred tax)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	432.96	1,448.36	—	—	432.96	1,448.36
Less: Exceptional items	340.29	281.28	68.93	72.16	1,643.40	—	—	2.43	32.33	29.87	10,358.17	21,813.00	8.56	—	—	—	—	—	12,451.68	22,198.74
Net Profit/(Loss)	1,649.29	1,134.85	(182.65)	1,795.12	(1,715.97)	(349.73)	664.62	511.21	5,743.60	6,913.04	(10,629.38)	(17,399.49)	327.42	339.64	(1,993.89)	(4,318.12)	—	—	(6,136.97)	(11,373.48)
Other information
Segment Assets	8,191.25	7,921.67	42,855.72	41,390.47	4,085.82	5,159.72	25,295.43	22,933.89	16,789.69	16,991.63	18,893.71	31,851.82	1,720.71	1,949.05	—	—	—	—	117,832.33	128,198.25
Unallocated Corporate Assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	70,144.86	62,084.18	—	—	70,144.86	62,084.18

Total assets	8,191.25	7,921.67	42,855.72	41,390.47	4,085.82	5,159.72	25,295.43	22,933.89	16,789.69	16,991.63	18,893.71	31,851.82	1,720.71	1,949.05	70,144.86	62,084.18	—	—	187,977.19	190,282.43

Segment Liabilities	5,472.76	2,378.43	2,013.74	3,048.38	649.17	551.42	3,518.90	2,870.99	3,815.25	2,880.63	5,650.28	5,299.46	247.07	211.27	—	—	—	—	21,367.17	17,240.58
Unallocated Corporate Liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	88,970.30	83,636.84	—	—	88,970.30	83,636.84

Total liabilities	5,472.76	2,378.43	2,013.74	3,048.38	649.17	551.42	3,518.90	2,870.99	3,815.25	2,880.63	5,650.28	5,299.46	247.07	211.27	88,970.30	83,636.84	—	—	110,337.47	100,877.42

Capital Expenditure	121.43	126.38	621.44	1,039.88	72.32	180.76	757.99	947.10	1,913.94	1,602.70	1,407.73	5,087.22	44.96	40.53	4.23	5.47	—	—	4,944.04	9,030.04
Depreciation and Amortisation	218.88	219.27	773.36	693.00	121.69	129.20	634.01	359.28	1,088.39	1,424.62	3,775.64	4,245.78	91.16	79.50	7.81	8.51	—	—	6,710.94	7,159.16
Non-cash Expenditure other than depreciation	22.87	—	—	15.79	5.47	1.50	1.07	305.46	—	—	—	—	—	—	—	—	—	—	29.41	322.75

(i)	Segments have been identified and reported taking into account, the nature of risks and returns, the organization structure and the internal reporting systems. The main business segments are, (a) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, Anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (b) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (c) Iron ore (d) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power (e) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (f) Oil & Gas which consists of exploration, development and production of oil and gas and (g) Others business segment which comprise of pig iron, metallurgical coke, port/berth etc.

(ii)	Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and unallocated corporate liabilities respectively.

(iii)	During the year ended March 31, 2016, consequent to certain power facilities at a subsidiary being commissioned for generation and sale of commercial power, segment assets and segment liabilities in respect of capital work-in-progress for the previous periods relating to power facilities used / to be used in the generation and sale of commercial power has been reclassified from ‘Aluminium’ segment to ‘Power’ segment.

(iv)	The Board of Directors of Hindustan Zinc Limited (“HZL”) , in their meeting held on January 21, 2016 have approved the sale of the Wind Power assets (WPP) subject to final approval of the price by the HZL board. HZL is in the process of identifying a buyer for the same. The gross block and the net block of WPP assets as at March 31, 2016 was 1,454.00 Crore and 728.00 Crore respectively. The revenues from the WPP operations for the year ending March 31, 2016 was 164 Crore.

279

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

II)	Information about secondary segment

		( in Crore)
Geographical Segments	Current Year	Previous Year
Revenue by geographical segment
India	42,822.93	44,798.11
Outside India	21,108.26	28,565.99

Total	63,931.19	73,364.10

Carrying amount of segment assets
India	114,278.14	121,990.60
Outside India	3,554.19	6,207.64

Total	117,832.33	128,198.24

Segment capital expenditure
India	4,557.47	8,569.30
Outside India	382.34	455.27

Total	4,939.81	9,024.57

Reconciliation between segment revenue and enterprise revenue

		( in Crore)
Particulars	Current Year	Previous Year
Segment revenue (net of excise duty)
- Copper	20,908.81	22,632.36
- Aluminium	11,090.93	12,726.30
- Iron Ore	860.17	275.53
- Power	5,000.83	4,140.03
- Zinc, Lead and Silver	16,357.57	18,018.44
- Oil and Gas	8,625.57	14,645.37
- Others	2,193.49	2,475.58
- Eliminations	(1,106.18)	(1,549.51)

Total segment revenue	63,931.19	73,364.10
Enterprise revenue
Revenue from operations (net)	64,433.55	73,709.50
Less: Other operating revenues	(502.36)	(345.40)

Total segment revenue	63,931.19	73,364.10

280

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Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

44	Related Party disclosures

List of related parties and relationships

A)	Entities controlling the Company (Holding Companies)

Volcan Investments Limited (Ultimate Holding Company)

Intermediate Holding Company

Vedanta Resources Plc

Vedanta Resources Holdings Limited

Vedanta Resources Finance Limited

Vedanta Resources Cyprus Limited

Richter Holdings Limited

Twin Star Holdings Limited

Finsider International Company Limited

Westglobe Limited

Welter Trading Limited

Chairman Emeritus
Mr. Anil Agarwal

B)	Fellow Subsidiaries (with whom transactions have taken place)

Konkola Copper Mines Plc

Vedanta Resources Jersey II Limited

Vedanta Jersey Investments Limited

Sterlite Technologies Limited

Sterlite Grid Limited

Sterlite Iron and Steel Company Limited

C)	Associates

RoshSkor Township (Proprietary) Limited

Gaurav Overseas Private Limited

Raykal Aluminium Company Private Limited

D)	Key Management Personnel

Mr. Navin Agarwal

Mr. Tarun Jain

Mr. Thomas Albanese

Mr. D.D. Jalan

E)	Relatives of Key Management Personnel/Chairman Emeritus

Mr. Dwarka Prasad Agarwal (Father of Mr. Navin Agarwal)

Mr. Naivadya Agarwal (Son of Mr. Navin Agarwal)

Mr. Agnivesh Agarwal (Son of Mr. Anil Agarwal)

Ms. Priya Hebbar (Daughter of Mr. Anil Agarwal)

F)	Others

Public and Political Awareness Trust

Vedanta Foundation

Vedanta Medical Research Foundation

Sesa Community Development Foundation

Anil Agarwal Foundation Trust

Goa Maritime Private Limited (Jointly Controlled Entity)

Rampia Coal Mines & Energy Private Limited (Jointly Controlled Entity)

Madanpur South Coal Company Limited (Jointly Controlled Entity)

Cairn Enterprise Centre

281

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

G	Transactions / Balances with related parties

			Holding Companies		Fellow Subsidiary		Associates		Key Management Personnel		Relatives of Key Management Personnel / Chairman Emeritus				Others		Total
			Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year		Previous Year		Current Year	Previous Year	Current Year	Previous Year
(i)	Revenue from Operations		—	—	918.78	781.75	—	—	—	—	—		—		—	—	918.78	781.75
(ii)	Other income
	a)	Interest and Guarantee Commission	44.27	31.18	1.97	4.15	—	—	—	—	—		—		—	0.01	46.24	35.34
	b)	Outsourcing service fees	2.77	2.35	—	—	—	—	—	—	—		—		—	—	2.77	2.35
	c)	Dividend income			0.29	0.14											0.29	0.14
(iii)	Purchases		—	—	45.61	1,187.81	—	—	—	—	—		—		—	—	45.61	1,187.81
	a)	Purchase of goods
(iv)	Expenditure
	a)	Long Term Incentive Plan expenses	84.18	157.09	—	—	—	—	—	—	—		—		—	—	84.18	157.09
	b)	Remuneration	—	—	—	—	—	—	43.06	40.50	6.89		6.22		—	—	49.95	46.72
	c)	Commission/Sitting Fees	—	—	—	—	—	—	0.27	0.27	0.23		0.24		—	—	0.50	0.51
	d)	Management Consultancy Services including representative office fees	33.00	30.61	—	—	—	—	—	—	—		—		—	—	33.00	30.61
	e)	(Recovery of) / Reimbursement to / for other expense	11.23	(4.20)	(5.10)	(3.88)	0.42	1.22	—	—	—		—		0.26	3.82	6.81	(3.04)
	f)	Interest	—	—	1,156.30	1,384.18	—	—	—	—	—		—		—	—	1,156.30	1,384.18
	g)	Other Expenses	—	—	0.72	0.05	—	—	—	—	—		—		—	—	0.72	0.05
	h)	Corporate social responsibility expenditure	—	—	—	—	—	—	—	—	—		—		43.66	13.70	43.66	13.70
(v)	Dividend paid		1090.13	639.51	—	—	—	—	—	—	—		—		—	—	1090.13	639.51
(vi)	Balances as at year end
	a)	Trade receivables	—	0.27	1.01	22.41	—	—	—	—	—		—		—	—	1.01	22.68
	b)	Loans and advances	96.57	9.23	49.87	20.53	6.96	8.51	—	—	—		9.11		1.05	0.84	154.45	48.22
	c)	Long-term borrowings	—	—	12,383.46	16,209.99	—	—	—	—	—		—		—	—	12,383.46	16,209.99
	d)	Trade payables	12.33	1.21	0.51	—	—	—	—	—	—		—		16.93	0.40	29.77	1.61
	e)	Other current liabilities	5.20	190.83	340.32	101.73	—	—	—	—	—		—		—	—	345.52	292.56
	f)	Other current assets	13.00	12.42	—	—	—	—	—	—	—		—		—	—	13.00	12.42
	g)	Current investments	389.40	513.54	—	—	—	—	—	—	—		—		—	—	389.40	513.54
	h)	Non-current investments	—	—	10.85	6.35	206.55	207.05	—	—	—		—		—	—	217.40	213.40
	i)	Guarantees given	115.00	115.00	—	—	—	—	—	—	—		—		—	22.17	115.00	137.17
	j)	Guarantees taken	23,382.34	18,539.29	—	—	—	—	—	—	—		—		—	—	23,382.34	18,539.29
(vii)	Transactions during the year
	a)	Loans and advances given / (received) during the year	20.55	1.87	96.13	(14.78)	(1.55)	(2.09)	—	—	(9.11	)*	9.11	*	0.21	0.84	106.23	(5.05)
	b)	Long-term borrowings repaid during the year	—	—	4,732.63	7,973.31	—	—	—	—	—		—		—	—	4,732.63	7,973.31
	c)	Guarantees taken	5,969.96	10,700.74	—	—	—	—	—	—	—		—		—	—	5,969.96	10,700.74

*	Short- term interest bearing salary advance

282

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

H)	Disclosure in respect of transactions / balances with related parties

( in Crore)
	Current Year	Previous Year
Income :
(i) Revenue from operations
Sterlite Technologies Limited	918.78	781.75

	918.78	781.75

(ii) Other income
a) Interest and guarantee commission
Vedanta Resources Plc	43.82	31.18
Twin Star Holdings Limited	0.45	—
Sterlite Iron and Steel Company Limited	0.53	0.74
Sterlite Technologies Limited	1.44	3.41
Goa Maritime Private Limited	—	0.01

	46.24	35.34

b) Outsourcing service fees
Vedanta Resources Plc	2.77	2.35

	2.77	2.35

c) Dividend income
Sterlite Technologies Limited	0.29	0.14

	0.29	0.14

(iii) Purchases :
a) Purchase of goods
Konkola Copper Mines Plc	38.18	1,180.91
Sterlite Technologies Limited	7.43	6.90

	45.61	1,187.81

(iv) Expenditure :
a) Long Term Incentive Plan expenses
Vedanta Resources Plc	84.18	157.09

	84.18	157.09

b) Remuneration/Sitting Fees:
Mr. Navin Agarwal	15.19	17.48
Mr. Thomas Albanese	11.06	6.41
Mr. D.D. Jalan	5.93	5.20
Mr. Tarun Jain	10.88	11.41
Mr. Agnivesh Agarwal	6.89	6.15
Mr. Naivadya Agarwal	—	0.07

	49.95	46.72

c) Commission/Sitting Fees:
Mr. Navin Agarwal	0.17	0.17
Mr. Tarun Jain	0.10	0.10
Mr. Agnivesh Agarwal	0.21	0.22
Ms. Priya Hebbar	0.02	0.02

	0.50	0.51

d) Management consultancy services including representative office fees :
Vedanta Resources Plc	33.00	30.61

	33.00	30.61

e) (Recovery of)/Reimbursement to / for other expenses
Vedanta Resources Plc	12.87	(2.58)
RoshSkor Township (Proprietary) Limited	0.42	1.22
Konkola Copper Mines Plc	(2.96)	(3.69)
Sterlite Technologies Limited	(2.14)	—
Volcan Investments Limited	(1.64)	(1.62)
Sterlite Grid Limited	—	(0.19)
Goa Maritime Private Limited	0.26	3.82

	6.81	(3.04)

283

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

( in Crore)
	Current Year	Previous Year
f) Interest
Vedanta Resources Jersey II Limited	1,156.30	1,384.18

	1,156.30	1,384.18

g) Other expenses
Sterlite Technologies Limited	0.72	0.05

	0.72	0.05

h) Corporate social responsibility expenditure
Cairn Enterprise Centre	22.97	3.21
Vedanta Foundation	3.10	4.08
Vedanta Medical Research Foundation	17.59	4.19
Sesa Community Development Foundation	—	2.22

	43.66	13.70

(v) Dividend paid*
Twin Star Holdings Limited	806.94	470.09
Finsider International Company Limited	234.88	140.52
Westglobe Limited	25.94	15.52
Welter Trading Limited	22.37	13.38

	1,090.13	639.51

* Includes 25.94 Crore for the Current year which has not been remitted due to legal pending issues.
(vi) Balances as at year end
a) Trade receivables
Sterlite Technologies Limited	0.99	21.91
Konkola Copper Mines Plc	0.02	0.50
Vedanta Resources Plc	—	0.27

	1.01	22.68

b) Loans and advances
Vedanta Resources Plc	28.82	6.54
RoshSkor Township (Proprietary) Limited	6.96	8.51
Konkola Copper Mines Plc	33.32	1.87
Volcan Investments Limited	0.96	2.69
Sterlite Iron And Steel Company Limited	16.32	18.22
Vedanta Foundation (Previous year : 8,000)	—	0.00
Sterlite Grid Limited	—	0.18
Sterlite Technologies Limited	0.23	0.26
Madanpur South Coal Company Limited	0.05	—
Goa Maritime Private Limited**	1.00	0.84
Mr. Agnivesh Agarwal*	—	9.11
Twinstar Holding Limited	66.79	—

	154.45	48.22

* Short- term interest bearing salary advance
** Provision for doubtful advances made at 0.47 Crore
c) Long-term borrowings
Vedanta Resources Jersey II Limited	12,383.46	16,209.99

d) Trade payables
Vedanta Resources Plc	12.33	1.21
Konkola Copper Mines	0.51	—
Cairn Enterprise Centre	16.93	0.40

	29.77	1.61

e) Other current liabilities
Vedanta Resources Jersey II Limited	331.34	100.40
Vedanta Resources Plc	5.20	190.83
Sterlite Technologies Limited	8.98	1.33

	345.52	292.56

f) Other current assets
Vedanta Resources Plc	13.00	12.42

	13.00	12.42

284

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Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

( in Crore)
	Current Year	Previous Year
g) Current investments- Investment in bonds*
Vedanta Resources Plc	389.40	513.54
* Carrying value of bonds is after adjusting market to market losses of 185.39 Crore (Previous year 60.40 Crore).
h) Non-current investments
Raykal Aluminium Company Private Limited	200.94	200.94
Sterlite Technologies Limited [Net of Provision for diminution in value of investments of Nil (Previous year: 4.50 Crore)]	10.85	6.35
Roshkar Township (Proprietary) Limited	5.40	6.00
Gaurav Overseas private Limited	0.21	0.11

	217.40	213.40

i) Guarantees given
Volcan Investments Limited*	115.00	115.00
Rampia Coal Mines & Energy Private Limited	—	22.17

	115.00	137.17

*       Bank guarantee given by Vedanta Limited on behalf of Volcan Investments Limited in favour of Income Tax department, India as collateral in respect of certain tax disputes of Volcan Investments Limited.

j) Guarantees taken
Vedanta Resources Plc **	23,382.34	18,539.29

**     Includes 8,291.61 Crore (Previous year 7,823.85) for a loan facility entered by THL Zinc Limited with Cairn India Holdings Limited (Intercompany Loan) and 5,969.96 Crore (Previous year Nil) for a loan facility entered by Twin Star Mauritius Holdings Limited with Fujairah Gold FZC (Intercompany Loan).

(vii) Transactions during the year
a) Loans and advances given / (received) during the year
Vedanta Resources Plc	22.28	0.26
RoshSkor Township (Proprietary) Limited	(1.55)	(2.09)
Konkola Copper Mines Plc	31.45	(13.08)
Volcan Investments Limited	(1.73)	1.61
Sterlite Iron And Steel Company Limited	(1.90)	(0.30)
Vedanta Foundation (8000)	(0.00)	0.00
Sterlite Grid Limited	(0.18)	0.10
Sterlite Technologies Limited	(0.03)	(1.50)
Madanpur South Coal Company Limited	0.05	—
Goa Maritime Private Limited	0.16	0.84
Twinstar Holding Limited	69.79	—
Mr. Agnivesh Agarwal*	(9.11)	9.11

	106.23	(5.05)

* Short-term interest bearing salary advance
b) Long-term borrowings (taken)/ repaid during the year
Vedanta Resources Jersey II Limited	4,732.63	7,973.31

	4,732.63	7,973.31

c) Guarantees taken
Vedanta Resources Plc	5,969.96	10,700.74

	5,969.96	10,700.74

45	Operating lease: As Lessee

Operating leases are in relation to the office premises, office equipment and other assets, some of which are cancellable and some are non-cancellable. There is an escalation clause in the lease agreements during the primary lease period. There are no restrictions imposed by lease arrangements and there are no sub leases. There are no contingent rents. The information with respect to non cancellable leases are as under :

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Within one year of the balance sheet date	27.96	30.85
Due in a period between one year and five years	8.33	35.19

Lease payments during the year (on non cancellable leases as defined under AS 19) is 25.27 Crore (Previous Year 24.34 Crore)

285

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

46	Derivative instruments and unhedged foreign currency exposure

Derivative contracts outstanding as at the reporting date

(a)	To hedge currency risks and interest related risks, the Group enters into various derivatives contracts. The category wise break up of amount outstanding as on Balance Sheet date are given below :

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Forex forward cover (buy)	18,062.74	13,846.39
Forex forward cover (sell)	3,659.12	3,522.27
Interest rate swap	—	180.74

(b)	For hedging commodity related risks :- Category wise break up is given below.

	As at March 31, 2016		As at March 31, 2015
Particulars	Purchases	Sales	Purchases	Sales
Forwards / Futures
Copper (MT)	64,075	51,250	66,675	52,775
Gold (Oz)	17,351	89,375	11,722	58,004
Silver (Oz)	10,589	1,188,333	23,290	1,173,269
Zinc (MT)	—	1,775	—	3,000
Lead (MT)	—	5,750	—	1,500
Aluminium (MT)	550	40,775	75	49,450

(c)	All derivative and financial instruments are entered for hedging purposes only.

(d)	Unhedged foreign currency exposure is as under :-

		( in Crore)
Particulars	As at March 31, 2016	As at March 31, 2015
Payable	6,954.34	5,587.86
Borrowings	2,265.83	3,530.89
Receivable	9,158.61	9,661.08
Investments	2,966.30	2,930.48
Bank balances	3,569.39	1,884.69

47	Oil & gas reserves and resources

Cairn’s gross reserve estimates are updated atleast annually based on the forecast of production profiles, determined on an asset-by-asset basis, using appropriate petroleum engineering techniques. The estimates of reserves and resources have been derived in accordance with the Society for Petroleum Engineers “Petroleum Resources Management System (2007)”. The changes to the reserves are generally on account of future development projects, application of technologies such as enhanced oil recovery techniques and true up of the estimates. The management’s internal estimates of hydrocarbon reserves and resources at the period end, based on the current terms of the PSCs, are as follows:

286

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Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

	Gross proved and probable		Gross proved and probable		Net working interest proved and
	hydrocarbons initially in place		reserves and resources		probable reserves and resources
	(mmboe)		(mmboe)		(mmboe)
Particulars	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
Rajasthan MBA Fields	2,208	2,208	496	545	347	382
Rajasthan MBA EOR	—	—	225	226	158	158
Rajasthan Block Other Fields	4,189	3,833	471	505	330	353
Ravva Fields	706	684	39	47	9	11
CBOS/2 Fields	215	220	23	24	9	9
Other fields	481	481	74	74	36	36

Total	7,799	7,426	1328	1,421	889	949

Cairn’s net working interest proved and probable reserves is as follows:

	Proved and probable reserves		Proved and probable reserves (developed)
	Oil	Gas	Oil	Gas
Particulars	(mmstb)	(bscf)	(mmstb)	(bscf)
Reserves as of March 31, 2014*	261.98	71.26	168.22	18.27
Additions / revision during the period	5.63	20.79	25.66	11.38
Production during the period	47.67	5.72	47.67	5.72

Reserves as of March 31, 2015**	219.94	86.33	146.21	23.93
Additions / revision during the period	(13.83)	(24.96)	44.42	10.85
Production during the period	45.91	6.32	45.91	6.32

Reserves as of March 31, 2016***	160.20	55.05	144.73	28.46

*	Includes probable oil reserves of 84.23 mmstb (of which 32.08 mmstb is developed) and probable gas reserves of 51.70 bscf (of which 9.15 bscf is developed)
**	Includes probable oil reserves of 67.81. mmstb (of which 23.43 mmstb is developed) and probable gas reserves of 62.71 bscf (of which 7.03 bscf is developed)
***	Includes probable oil reserves of 40.05 mmstb (of which 27.31 mmstb is developed) and probable gas reserves of 29.80 bscf (of which 5.81 bscf is developed)

mmboe = million barrels of oil equivalent

mmstb = million stock tank barrels

bscf = billion standard cubic feet

1 million metric tonnes = 7.4 mmstb

1 standard cubic meter =35.315 standard cubic feet

MBA = Mangala, Bhagyam & Aishwarya

EOR = Enhanced Oil Recovery

48	Employee stock option plans of Cairn India Limited, subsidiary of the Company :

Cairn’s has provided various share based payment schemes to its employees. During the year ended March 31, 2016, the following schemes were in operation:

Particulars	CIPOP	CIESOP	CIPOP Phantom	CIESOP Phantom
Date of Board Approval	17-Nov-06	17-Nov-06	Not applicable	Not applicable
Date of Shareholder’s approval	17-Nov-06	17-Nov-06	Not applicable	Not applicable
Number of options granted till March 2016	16,167,131	30,112,439	4,831,955	758,370
Method of Settlement	Equity	Equity	Cash	Cash
Vesting Period	3 years from grant date	3 years from grant date	3 years from grant date	3 years from grant date
Exercise Period	3 months from vesting date	7 years from vesting date	Immediately upon vesting	Immediately upon vesting

287

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

Number of options granted till March 31, 2016

Particulars	CIPOP	CIESOP	CIPOP Phantom		CIESOP Phantom
Date of Grant
24-Nov-06	—	—	—		—
01-Jan-07	1,708,195	3,467,702	—		—
20-Sep-07	3,235,194	5,515,053	—		—
29-Jul-08	789,567	3,773,856	822,867		324,548
10-Dec-08	—	36,040	—		38,008
22-Jun-09	—	—	69,750		—
29-Jul-09	994,768	5,405,144	1,230,416	*	211,362
27-Jul-10	584,144	3,027,463	614,999	*	93,572
23-Dec-10	—	—	23,645		—
26-Jul-11	1,006,415	4,733,714	390,654		66,385
23-Jul-12	890,501	4,153,467	441,624		24,495
23-Jul-13	3,290,997	—	432,259		—
22-Jul-14	3,667,350	—	744,272		—
17-Nov-14	—	—	61,469		—

Total	16,167,131	30,112,439	4,831,955		758,370

*	includes 169,944 & 260,288 options converted from CIPOP to CIPOP Phantom in July 29, 2009 & July 27, 2010 grants respectively during FY 2011-12.

The vesting conditions of the above plans are as under-

CIPOP plan (including phantom options)

Options will vest (i.e., become exercisable) at the end of a “performance period” which has been set by the remuneration committee at the time of grant (although such period will not be less than three years). However, the percentage of an option which vests on this date will be determined by the extent to which pre-determined performance conditions have been satisfied. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year.

CIESOP plan (including phantom options)

There are no specific vesting conditions under CIESOP plan other than completion of the minimum service period. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year.

Details of activities under employees stock option plans

	March 31, 2016		March 31, 2015
CIPOP Plan	Number of options	Weighted average exercise price in	Number of options	Weighted average exercise price in
Outstanding at the beginning of the year	6,199,640	10.00	4,439,313	10.00
Granted during the year	Nil	NA	3,667,350	10.00
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	9,729	10.00	11,270	10.00
Forfeited / cancelled during the year	1,128,265	10.00	1,895,753	10.00
Outstanding at the end of the year	5,061,646	10.00	6,199,640	10.00
Exercisable at the end of the year	18,270	10.00	Nil	NA

Weighted average fair value of options granted on the date of grant is NA (March 31, 2015: 300.67)

Weighted average share price at the date of exercise of stock options is 144.82 (March 31, 2015: 297.18)

288

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

	March 31, 2016		March 31, 2015
CIESOP Plan	Number of options	Weighted average exercise price in	Number of options	Weighted average exercise price in
Outstanding at the beginning of the year	10,388,430	303.43	12,523,078	300.76
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	Nil	NA	644,901	227.68
Forfeited / cancelled during the year	786,229	314.00	1,489,747	313.80
Outstanding at the end of the year	9,602,201	302.56	10,388,430	303.43
Exercisable at the end of the year	9,602,201	302.56	7,425,117	294.08

Weighted average fair value of options granted on the date of grant is NA (March 31, 2015: NA)

Weighted average share price at the date of exercise of stock options is NA (March 31, 2015: 320.24)

	March 31, 2016		March 31, 2015
CIPOP Plan – Phantom options	Number of options	Weighted average exercise price in	Number of options	Weighted average exercise price in
Outstanding at the beginning of the year	1,046,501	10.00	598,774	10.00
Granted during the year	Nil	NA	805,741	10.00
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	Nil	NA	Nil	NA
Forfeited / cancelled during the year	221,317	10.00	358,014	10.00
Outstanding at the end of the year	825,184	10.00	1,046,501	10.00
Exercisable at the end of the year	Nil	NA	Nil	NA

Weighted average fair value of options granted on the date of grant is NA (March 31, 2015: 180.27)

Weighted average share price at the date of exercise of stock options is NA (March 31, 2015: NA)

	March 31, 2016		March 31, 2015
CIESOP Plan – Phantom options	Number of options	Weighted average exercise price in	Number of options	Weighted average exercise price in
Outstanding at the beginning of the year	14,174	326.85	34,316	327.11
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	Nil	NA	Nil	NA
Forfeited / cancelled during the year	14,174	326.85	20,142	327.29
Outstanding at the end of the year	Nil	NA	14,174	326.85
Exercisable at the end of the year	NA	NA	Nil	NA

The details of exercise price for stock options outstanding as at March 31, 2016 are:

Scheme	Range of exercise price in	No. of options outstanding	Weighted average remaining contractual life of options (in years)	Weighted average exercise price in
CIPOP Plan	10.00	5061646	0.86	10.00
CIESOP Plan	160-331.25	9602201	NA	302.56
CIPOP Plan – Phantom options	10.00	825184	1.06	10.00
CIESOP Plan – Phantom options	NA	NA	NA	NA
The details of exercise price for stock options outstanding as at March 31, 2015 are:
CIPOP Plan	10	6,199,640	2.58	10.00
CIESOP Plan	160-331.25	10,388,430	0.31	303.43
CIPOP Plan – Phantom options	10	1,046,501	1.91	10.00
CIESOP Plan – Phantom options	326.85	14,174	0.31	326.85

289

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

Effect of Employees Stock Option Plans on Financial Position

Effect of the employee share-based payment plans on the statement of profit and loss and on its financial position of Cairn is as below :

		( in Crore)
Particulars	March 31, 2016	March 31, 2015
Total Employee Compensation Cost pertaining to share-based payment plans	34.97	28.86
Compensation Cost pertaining to equity-settled employee share-based payment plan included above	33.65	29.27
Compensation Cost pertaining to cash-settled employee share-based payment plan included above	1.32	(0.41)
Equity settled employee stock options outstanding as at year end	247.86	229.13
Liability for cash settled employee stock options outstanding as at year end	7.12	7.17

Inputs for Fair valuation of Employees Stock Option Plans

The Share Options have been fair valued using an Option Pricing Model (Black Scholes Model). The main inputs to the model and the Fair Value of the options granted during the current year and previous year, based on an independent valuation, are as under:

Variables – CIPOP
Grant date	July 22, 2014
Stock Price/fair value of the equity shares on the date of grant ( )	345.35
Vesting date	July 22, 2017
Vesting %	Refer vesting conditions
Volatility	27.95%
Risk free rate	8.36%
Time to maturity (years)	3.13
Exercise price ( )	10.00
Fair Value of the options ( )	300.67

Variables – CIPOP Phantom
Grant date	Nov 17, 2014	July 22, 2014
Stock Price/fair value of the equity shares on the reporting date ( )	213.85	213.85
Vesting date	17-Nov-17	22-Jul-17
Vesting %	Refer vesting conditions	Refer vesting conditions
Volatility	40.31%	42.37%
Risk free rate	7.10%	7.01%
Time to maturity (years)	1.63	1.31
Exercise price ( )	10.00	10.00
Fair Value of the options ( )	138.55	139.58

Volatility is the measure of the amount by which the price has fluctuated or is expected to fluctuate during the period. The measure of volatility used in Black-Scholes option-pricing model is the annualized standard deviation of the continuously compounded rates of return on the stock over a period of time. Time to maturity /expected life of options is the period for which the Cairn expects the options to be live. Time to maturity has been calculated as an average of the minimum and maximum life of the options.

290

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

49 Financial information pursuant to Schedule III of Companies Act, 2013

		Net Assets (Total assets less total liabilities)		Share in profit or loss		Net Assets (Total assets less total liabilities)		Share in profit or loss
		March 31, 2016		March 31, 2016		March 31, 2015		March 31, 2015
S. No	Name of the entity	As % of consolidated net assets/ (liabilities)	Amount ( Crore)	As % of consolidated profit/(loss)	Amount ( Crore)	As % of consolidated net assets/ (liabilities)	Amount ( Crore)	As % of consolidated profit/(loss)	Amount ( Crore)
	Parent
	Vedanta Limited	98.29%	43,908.56	58.69%	5,471.89	63.22%	34,057.87	12.32%	1,927.20
	Indian Subsidiaries
1	Hindustan Zinc Limited	83.69%	37,385.19	87.59%	8,166.58	80.47%	43,353.07	52.27%	8,178.00
2	Bharat Aluminium Company Limited	8.30%	3,708.54	(7.29%)	(679.61)	8.11%	4,370.37	0.04%	6.00
3	MALCO Energy Limited	0.53%	236.72	0.40%	36.84	0.37%	199.88	(0.28%)	(44.57)
4	Talwandi Sabo Power Limited	6.96%	3,107.50	0.28%	26.03	5.72%	3,081.47	(0.25%)	(38.60)
5	Sesa Resources Limited	3.17%	1,415.80	(2.44%)	(227.91)	3.05%	1,643.71	(0.11%)	(17.43)
6	Sesa Mining Corporation Limited	(0.10%)	(45.18)	(0.66%)	(61.96)	0.03%	16.78	(0.39%)	(61.16)
7	Sterlite Ports Limted	(0.01%)	(3.44)	(0.00%)	(0.41)	(0.01%)	(2.93)	(0.00%)	(0.22)
8	Vizag General Cargo Berth Private Limited	0.20%	89.76	(0.06%)	(5.31)	(0.04%)	(20.23)	(0.01%)	(0.85)
9	Paradip Multi Cargo Berth Private Limited	0.00%	1.02	(0.00%)	(0.07)	(0.00%)	(0.93)	(0.00%)	(0.04)
10	Maritime Ventures Private Limited	0.01%	6.04	0.04%	3.87	0.00%	2.17	0.03%	4.30
11	Sterlite Infraventures Limted	(0.01%)	(2.67)	(0.01%)	(0.48)	(0.00%)	(2.19)	(0.01%)	(1.92)
12	Cairn India Limited	83.40%	37,258.84	9.15%	853.53	68.77%	37,051.10	8.44%	1,320.03
	Foreign Subsidiaries
1	Copper Mines of Tasmania Pty Limited	(0.34%)	(152.84)	(1.72%)	(160.33)	0.02%	8.22	(1.99%)	(311.11)
2	Thalanga copper mines Pty Limited	(0.01%)	(4.26)	(0.03%)	(3.15)	(0.00%)	(0.89)	(0.01%)	(1.68)
3	Monte Cello B.V. (MOBV)	4.54%	2,026.92	(1.16%)	(108.53)	3.74%	2,016.74	0.16%	25.05
4	Bloom Fountain Limited	(0.04%)	(18.95)	(16.21%)	(1,511.00)	2.59%	1,394.67	(0.00%)	(0.06)
5	Twin Star Energy Holdings Limited	(0.00%)	(0.62)	(0.00%)	(0.11)	0.07%	(0.48)	(0.23%)	(36.76)
6	Twin Star Mauritius Holdings Limited	(56.97%)	(25,450.80)	(116.72%)	(10,881.87)	(25.26%)	(13,610.29)	(57.51%)	(8,998.61)
7	Western Clusters Limited	(1.57%)	(701.00)	(7.36%)	(686.16)	(0.01%)	(5.38)	(0.03%)	(5.25)
8	Sterlite (USA) Inc.	0.00%	0.00	—	—	0.00%	0.00	—	—
9	Fujairah Gold FZC	13.53%	6,044.80	0.02%	2.25	0.20%	107.42	(0.11%)	(17.51)
10	THL Zinc Ventures Ltd	0.14%	62.19	(0.00%)	(0.10)	0.11%	58.78	(0.00%)	(0.09)
11	THL Zinc Ltd	1.49%	666.34	0.66%	61.43	1.06%	570.38	2.17%	340.17
12	THL Zinc Holding B.V.	9.55%	4,264.98	0.41%	38.44	7.40%	3,987.63	1.78%	277.71
13	THL Zinc Namibia Holdings (Proprietary) Limited	1.25%	557.04	(0.00%)	(0.12)	1.20%	644.96	2.17%	340.27
14	Skorpion Zinc (Proprietary) Limited	0.00%	2.12	(0.00%)	(0.30)	0.01%	2.78	2.18%	340.73
15	Skorpion Mining Company (Proprietary) Limited	(1.35%)	(603.52)	(2.21%)	(206.34)	(0.88%)	(473.79)	(1.54%)	(241.15)
16	Namzinc (Proprietary) Limited	0.38%	168.02	1.14%	105.85	0.31%	166.35	0.28%	43.87
17	Amica Guesthouse (Proprietary) Limited	(0.00%)	(1.63)	(0.01%)	(0.73)	(0.00%)	(0.00)	0.00%	0.33
18	Rosh Pinah Health Care (Proprietary) Limited	0.00%	1.86	(0.01%)	(0.70)	0.01%	2.92	0.01%	0.95
19	Black Mountain Mining (Proprietary) Limited	1.56%	696.83	0.93%	87.11	1.33%	716.31	0.51%	79.43
20	Vedanta Lisheen Holdings Limited	0.01%	6.40	—	—	0.01%	6.04	2.17%	339.37

291

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

		Net Assets (Total assets less total liabilities)		Share in profit or loss		Net Assets (Total assets less total liabilities)		Share in profit or loss
		March 31, 2016		March 31, 2016		March 31, 2015		March 31, 2015
S. No	Name of the entity	As % of consolidated net assets/ (liabilities)	Amount ( Crore)	As % of consolidated profit/(loss)	Amount ( Crore)	As % of consolidated net assets/ (liabilities)	Amount ( Crore)	As % of consolidated profit/(loss)	Amount ( Crore)
21	Vedanta Lisheen Mining Limited	0.04%	17.57	(0.34%)	(31.99)	0.09%	47.15	0.33%	52.28
22	Killoran Lisheen Mining Limited	0.02%	8.28	(0.21%)	(19.62)	0.05%	26.57	0.44%	68.58
23	Killoran Lisheen Finance Limited	0.00%	1.81	—	—	0.00%	1.71	—	—
24	Lisheen Milling Limited	0.72%	320.51	0.24%	22.55	0.52%	280.86	0.47%	73.11
25	Lakomasko BV	0.00%	0.97	(0.00%)	(0.16)	0.00%	1.08	(0.00%)	(0.22)
26	Pecvest 17 Proprietary Limited	0.00%	0.00	—	—	0.00%	0.00	—	—
27	Vedanta Exploration Ireland Limited	0.00%	0.00	—	—	0.00%	0.00	—	—
28	Cairn India Holdings Limited (‘CIHL’)	47.68%	21,298.68	25.95%	2,419.58	35.04%	18,879.08	17.16%	2,684.86
29	Cairn Energy Hydrocarbons Limited	18.71%	8,359.39	0.28%	26.29	18.25%	9,831.68	12.23%	1,912.78
30	Cairn Lanka (Pvt) Limited	(0.92%)	(409.77)	(0.15%)	(14.16)	(0.73%)	(395.61)	(3.54%)	(553.61)
31	Cairn South Africa Proprietary Limited	(0.03%)	(13.01)	(0.23%)	(21.44)	0.01%	6.09	(0.17%)	(27.02)
32	CIG Mauritius Holding Private Limited (‘CMHPL’)	0.00%	0.05	(2.84%)	(264.42)	0.00%	0.24	(6.06%)	(948.33)
33	CIG Mauritius Private Limited	0.00%	0.54	(2.84%)	(264.39)	0.00%	0.70	(6.13%)	(958.38)
34	Cairn Energy Australia Pty Limited	0.00%	0.59	(0.00%)	(0.31)	0.00%	0.90	0.00%	(0.23)
35	Cairn Energy Holdings Limited	0.00%	—	0.01%	0.62	(0.00%)	(0.62)	0.05%	7.13
36	Cairn Energy Discovery Limited	(0.00%)	(1.47)	(0.00%)	(0.10)	(0.00%)	(1.37)	(0.00%)	(0.07)
37	Cairn Exploration (No. 2) Limited	0.00%	0.03	0.00%	0.18	(0.00%)	(0.15)	—	—
38	Cairn Exploration (No. 6) Limited *	0.00%	—	0.00%	0.02	(0.00%)	(0.02)	(0.00%)	(0.04)
39	Cairn Energy Gujarat Block 1 Limited	0.00%	1.67	0.00%	0.11	0.00%	1.56	(0.05%)	(7.26)
40	Cairn Exploration (No. 7) Limited **	0.00%	—	(0.00%)	(0.05)	0.00%	0.05	(0.00%)	(0.04)
41	Cairn Energy India Pty Limited	0.00%	—	0.00%	—	—	—	—	—
	Minority Interests in all subsidiaries	(73.80%)	(32,967.40)	(34.18%)	(3,186.70)	(65.95%)	(35,529.74)	(27.33%)	(4,276.38)
	Associates (Investment as per the equity method)
	Indian
1	Gaurav Overseas Private Limited	0.00%	0.17	0.00%	(0.01)	0.00%	0.07	(0.00%)	(0.01)
2	Raykal Aluminium Company Private Limited	0.00%	0.10	0.00%	(0.01)	0.00%	0.11	(0.00%)	(0.01)
	Foreign
1	RoshSkor Township (Pty) Ltd	0.01%	2.68	0.00%	0.25	0.01%	6.49	0.03%	4.11
	Joint Ventures (as per proportionate consolidation method)
	Indian
1	Madanpur South Coal Company Limited	0.00%	1.68	0.00%	(0.00)	0.01%	2.81	(0.00%)	(0.00)
2	Goa Maritime Private Limited	(0.00%)	(0.22)	0.00%	(0.13)	(0.00%)	(0.09)	(0.00%)	(0.01)
3	Rampia Coal Mines & Energy Private Limited	0.01%	2.53	0.00%	(0.00)	0.00%	2.39	(0.00%)	(0.02)
	Consolidation Adjustments/ Eliminations	(149.05%)	(66,584.12)	(89.11%)	(8,308.17)	(108.82%)	(58,628.80)	(109.44%)	(17,123.24)

	Total	100.00%	44,672.32	100.00%	(9,323.44)	100.00%	53,875.27	(100.00%)	(15,645.77)

*	Liquidated during the year
**	Liquidated subsequent to the year end
a.	The above figures for Vedanta Limited, subsidiaries, associates and joint ventures are before intercompany eliminations and consolidation adjustments.

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

50	Disclosures under Section 22 of the Micro, Small and Medium Enterprises Development Act 2006, as applicable

Particulars		As at March 31, 2016	( in Crore) As at March 31, 2015
(i)	Principal amount remaining unpaid to any supplier as at the end of the accounting year	32.98	25.03
(ii)	Interest due thereon remaining unpaid to any supplier as at the end of the accounting year	—	—
(iii)	The amount of interest paid along with the amounts of the payment made to the supplier beyond the appointed day	—	—
(iv)	The amount of interest due and payable for the year	—	—
(v)	The amount of interest accrued and remaining unpaid at the end of the accounting year	—	—
(vi)	The amount of further interest due and payable even in the succeeding year, until such date when the interest dues as above are actually paid	—	—

Dues to micro and small enterprises have been determined to the extent such parties have been identified on the basis of intimation received from the “suppliers” regarding their status under the Micro, Small and Medium Enterprises Development Act, 2006.

51	Previous year’s figures have been regrouped/reclassified wherever necessary to conform with the current year’s classification / disclosure.

For and on behalf of Board of Directors

Navin Agarwal	Thomas Albanese
Executive Chairman	Whole-Time Director & Chief Executive Officer
DIN 00006303	DIN 06853915

D. D. Jalan	Rajiv Choubey
Whole-Time Director &	Company Secretary
Chief Financial Officer	ICSI Membership No. A13063
DIN 00006882

Place : Gurgaon
Date : April 28, 2016

293

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

Form AOC-I

Salient features of subsidiaries pursuant to first proviso to sub section (3) of section 129 read with rule 5 of Companies (Accounts) Rules, 2014

														( in Crore)
S. No	Name of the Subsidiary Company	Reporting Period	Reporting Currency	Share Capital	Reserves & Surplus	Total Assets	Total Liabilities	Investments (excluding Investment in Subsidiary)	Turnover	Profit/ (Loss) Before Taxation	Provision for Taxation	Profit/ (Loss) After Taxation	Proposed Dividend	% of shareholding
1	Bharat Aluminium Company Limited	April to March	INR	220.62	3,487.92	11,737.59	8,029.05	—	4,915.62	(724.29)	(44.68)	(679.61)	—	51.00
2	Copper Mines of Tasmania Pty Limited	April to March	AUD	0.00	(152.84)	184.83	337.67	—	0.92	(168.99)	—	(168.99)	—	100.00
3	Thalanga Copper Mines Pty Limited	April to March	AUD	2.94	(7.20)	3.08	7.34	—	—	(2.00)	1.32	(3.32)	—	100.00
4	Monte Cello B.V.	April to March	USD	0.15	2,026.77	2,037.70	10.78	—	—	(99.39)	10.59	(109.98)	—	100.00
5	Hindustan Zinc Limited	April to March	INR	845.06	36,540.13	55,243.84	17,858.65	35,182.40	14,226.44	8,610.38	443.80	8,166.58	—	64.92
6	MALCO Energy Limited	April to March	INR	4.67	232.05	6,372.48	6,135.76	25.60	281.38	36.84	—	36.84		100.00
7	Fujairah Gold FZE	April to March	AED	6,052.13	(7.33)	6,742.80	697.98	—	5,547.70	2.28	—	2.28	—	100.00
8	Talwandi Sabo Power Limited	April to March	INR	3,206.61	(99.11)	11,702.05	8,594.55	—	1,641.14	26.03	—	26.03	—	100.00
9	Sterlite (USA) Inc.	April to March	USD	0.00	(0.00)	—	—	—	—	—	—	—	—	100.00
10	THL Zinc Ventures Ltd	April to March	USD	66.33	(4.14)	4,706.24	4,644.05	—	—	(0.10)	—	(0.10)	—	100.00
11	THL Zinc Ltd	April to March	USD	59.71	607.03	14,925.20	14,258.46	—	—	8.98	(53.27)	62.25	—	100.00
12	THL Zinc Holding B.V.	April to March	USD	83.78	4,181.20	4,479.79	214.81	—	—	52.40	13.45	38.95	—	100.00
13	THL Zinc Namibia Holdings (Proprietary) Ltd	April to March	NAD	429.33	127.71	562.41	5.37	—	—	(0.11)	—	(0.11)	—	100.00
14	Skorpion Zinc (Proprietary) Limited	April to March	NAD	0.00	2.12	441.43	439.31	0.00	—	(0.28)	—	(0.28)	—	100.00
15	Skorpion Mining Company (Proprietary) Limited	April to March	NAD	0.00	(603.52)	608.33	1,211.85	—	130.27	(194.24)	—	(194.24)	—	100.00
16	Namzinc (Proprietary) Limited	April to March	NAD	0.00	168.02	869.08	701.06	—	1,075.87	99.64	—	99.64	—	100.00
17	Amica Guesthouse (Proprietary) Limited	April to March	NAD	0.00	(1.63)	0.22	1.85	—	1.12	(0.69)	—	(0.69)	—	100.00
18	Rosh Pinah Health Care (Proprietary) Limited	January to December	NAD	6.21	(4.35)	2.10	0.24	—	—	(0.66)	—	(0.66)	—	69.00
19	Black Mountain Mining (Proprietary) Limited	April to March	ZAR	0.00	696.83	1,133.30	436.47	—	749.25	112.88	30.87	82.01	—	74.00
20	Vedanta Lisheen Holdings Limited	April to March	USD	0.00	6.40	81.26	74.86	—	—	—	—	—	—	100.00
21	Vedanta Lisheen Mining Limited	April to March	USD	0.00	17.57	186.53	168.96	—	9.71	(25.91)	6.49	(32.40)	—	100.00
22	Killoran Lisheen Mining Limited	April to March	USD	0.00	8.28	69.24	60.96	—	9.71	(12.04)	7.84	(19.88)	—	100.00
23	Killoran Lisheen Finance Limited	April to March	USD	0.00	1.81	103.43	101.62	—	—	—	—	—	—	100.00
24	Lisheen Milling Limited	April to March	USD	0.01	320.50	429.17	108.66	—	631.34	0.37	(22.48)	22.85	—	100.00
25	Sterlite Ports Limited	April to March	INR	0.05	(3.39)	0.32	3.66	—	—	(0.41)	—	(0.41)	—	100.00
26	Sterlite Infraventures Limited	April to March	INR	0.13	(2.80)	0.01	2.68	—	—	(0.48)	—	(0.48)	—	100.00
27	Vizag General Cargo Berth Private Limited	April to March	INR	32.11	57.65	542.69	452.93	—	174.54	(5.31)	—	(5.31)	—	99.99
28	Cairn India Limited	April to March	INR	1,874.86	35,383.98	41,997.32	4,738.48	12,087.80	4,649.43	893.31	39.78	853.53	562.46	59.88
29	Cairn India Holdings Limited	April to March	USD	3,555.54	17,743.12	21,299.91	1.25	2,963.84	—	2,419.58	—	2,419.58	—	59.88
30	Cairn Energy Hydrocarbons Limited	April to March	USD	2,139.95	6,219.44	16,383.29	8,023.90	1.76	3,973.90	(16.24)	(42.53)	26.29	—	59.88
31	Cairn Lanka (Pvt) Limited	April to March	USD	829.74	(1,239.51)	8.14	417.91	—	—	(14.16)	—	(14.16)	—	59.88
32	Cairn South Africa Proprietary Limited	April to March	USD	203.35	(216.37)	(1.71)	11.30	—	—	(21.44)	—	(21.44)	—	59.88
33	CIG Mauritius Holding Private Limited	April to March	USD	1,214.00	(1,213.94)	0.08	0.02	—	—	(264.42)	—	(264.42)	—	59.88
34	CIG Mauritius Private Limited	April to March	USD	1,212.33	(1,211.79)	0.63	0.10	—	—	(264.39)	—	(264.39)	—	59.88

A Resilient Portfolio Through the Cycle	COMPANY OVERVIEW	MANAGEMENT REVIEW	STATUTORY REPORTS	FINANCIAL STATEMENTS
Consolidated

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

														( in Crore)
S. No	Name of the Subsidiary Company	Reporting Period	Reporting Currency	Share Capital	Reserves & Surplus	Total Assets	Total Liabilities	Investments (excluding Investment in Subsidiary)	Turnover	Profit/ (Loss) Before Taxation	Provision for Taxation	Profit/ (Loss) After Taxation	Proposed Dividend	% of shareholding
35	Cairn Energy Australia Pty Limited	January to December	USD	3,696.08	(3,695.49)	0.70	0.11	0.70	—	(0.31)	—	(0.31)	—	59.88
36	Cairn Energy Holdings Limited	April to March	USD	1,902.68	(1,902.68)	0.00	0.00	—	—	0.62	—	0.62	—	59.88
37	Cairn Energy Discovery Limited	April to March	USD	0.20	(1.67)	(1.46)	0.01	—	—	(0.10)	—	(0.10)	—	59.88
38	Cairn Exploration (No. 2) Limited	April to March	USD	3.64	(3.61)	2.02	1.99	—	—	0.18	—	0.18	—	59.88
39	Cairn Exploration (No. 6) Limited*	April to March	USD	0.07	(0.07)	0.04	0.04	—	—	0.02	—	0.02	—	59.88
40	Cairn Energy Gujarat Block 1 Limited	April to March	USD	1.43	0.24	1.69	0.02	—	—	0.11	—	0.11	—	59.88
41	Cairn Exploration (No. 7) Limited**	April to March	USD	1.83	(1.83)	0.00	0.00	—	—	(0.05)	—	(0.05)	—	59.88
42	Cairn Energy India Pty Limited	January to December	USD	—	—	—	—	—	—	—	—	—	—	59.88
43	Paradip Multi Cargo Berth Private Limited	April to March	INR	0.01	1.01	4.25	3.23	—	—	(0.07)	—	(0.07)	—	74.00
44	Pecvest 17 Proprietary Limited	April to March	ZAR	0.00	—	0.00	—	—	—	—	—	—	—	100.00
45	Bloom Fountain Limited	April to March	USD	258.10	(277.05)	3.82	22.77	—	—	(1,531.13)	—	(1,531.13)	—	100.00
46	Western Cluster Limited	April to March	USD	—	(701.00)	0.45	701.45	—	—	(695.30)	—	(695.30)	—	100.00
47	Sesa Resources Limited	April to March	INR	1.25	1,414.55	1,662.16	246.36	—	25.58	(227.91)	—	(227.91)	—	100.00
48	Twinstar Mauritius Holding Limited	April to March	USD	39.80	(25,490.60)	18,463.92	43,914.72	—	—	(11,026.80)	—	(11,026.80)	—	100.00
49	Twinstar Energy Holding Limited	April to March	USD	39.81	(40.42)	0.00	0.61	—	—	(0.11)	—	(0.11)	—	100.00
50	Sesa Mining Corporation Limited	April to March	INR	11.50	(56.68)	302.43	347.61	—	21.72	(61.96)	—	(61.96)	—	100.00
51	Vedanta Exploration Ireland Limited	April to March	USD	0.00	—	21.59	21.59	—	—	—	—	—		100.00
52	Maritime Ventures Private Limited	April to March	INR	0.01	6.03	12.73	0.69	5.63	87.31	5.79	1.91	3.88	—	100.00
53	Lakomasko B.V	April to March	USD	0.00	0.98	1.10	0.12	—	—	(0.16)	—	(0.16)	—	100.00

*	Liquidated during the year
**	Liquidated subsequent to the year end
a.	Exchange Rates as on 31.03.2016: 1 AUD= 50.7911, 1 USD = 66.3329, 1 AED = 18.0175,1 NAD = 4.472, 1 ZAR = 4.472
b.	Exchange Rates for Cairn India Group represented in S.No. 29 to 42 is 1 USD = 66.345

295

Vedanta Limited Annual Report 2015-16

NOTES

forming part of the consolidated financial statements as at and for the year ending March 31, 2016

Form AOC-I

Salient features of Associate companies and Joint Ventures pursuant to first proviso to sub section (3) of section 129 read with rule 5 of Companies (Accounts) Rules, 2014

S. No	Name of Associates/Joint Venture	RoshSkor Township (Pty) Ltd		Gaurav Overseas Private Limited	Raykal Aluminium Company Private Limited	Madanpur South Coal Company Limited	Goa Maritime Private Limited	Rampia Coal Mines & Energy Private Limited
1	Latest audited Balance sheet date	June 30, 2015		31st March 2016	31st March 2016	31st March 2016	31st March 2016	31st March 2016
2	Shares of Associate/Joint Ventures held by the Company on the year end
	- Number	50		210,000	12,250	152,266	5,000	24,348,016
	- Amount of investment ( Crore)	5.40		0.21	200.94	2.32	0.01	2.43
	- % of holding	50.00%		50.00%	24.50%	18.05%	50.00%	17.39%
3	Description of how there is significant influence	By way of ownership		By way of ownership	By way of ownership	N.A.	N.A.	N.A.
4	Networth attributable to shareholding as per latest audited Balance sheet ( Crore)	2.68		0.17	0.10	1.68	(0.22)	2.53

5	Profit/(Loss) for the year considered in consolidation ( Crore)	0.25	*	(0.01)	(0.01)	(0.00)	(0.13)	(0.00)

*	Considered till March 31, 2016

For and on behalf of Board of Directors

Navin Agarwal	Thomas Albanese	D. D. Jalan	Rajiv Choubey
Executive Chairman DIN 00006303	Whole-Time Director & Chief Executive Officer DIN 06853915	Whole-Time Director & Chief Financial Officer DIN 00006882	Company Secretary ICSI Membership No. A13063

CRISIL

RESEARCH

Portfolio Credit Quality Analysis

Very Good

Portfolio

Credit Quality

Vedanta Ltd

CRISIL Research certifies that for the Financial Year 2015-16, the overall credit quality of Vedanta Ltd’s treasury portfolio of fixed income investments has been consistently evaluated as ‘Very Good’ (highest safety from credit default on CRISIL’s 4 point scale^)

/s/ Jiju Vidyadharan
Jiju Vidyadharan
Director, CRISIL Research

*	The credit quality of fixed income investments is classified into a 4 point scale of ‘Very Good’, ‘Good’, ‘Average’ and ‘Below Average’

Disclaimer: CRISIL Research, a division of CRISIL Limited (CRISIL,) has taken due care and caution in preparing this Report based on the information obtained by CRISIL form source which it considers reliable (Data) However, CRISIL does not guarantee the accuracy, adequacy or completeness of Data / Report and is not responsible for any errors or omissions or for the results obtained from the use of data / Report. This Report is not a recommendation to invest / disinvest in any entity covered in the Report and no part of this report should be construed as an investment advice CRISIL especially states that it has no financial liability whatsoever to the subscribers/users/transmitters/distributors of this Report CRISIL Research operates independently of, and does not have access to information obtained by CRISIL’s Ratings Division/CRISIL Risk and Infrastructure Solutions Limited (CRIS), which may, in their regular operations obtain information of a confidential nature. The view expressed in this Report are that of CRISIL Research and not of CRISIL’s Ratings Division/CRIS. No part of this Report may be published/reproduced in any from without CRISIL’s prior written approval.

Vedanta Limited

(formerly known as Sesa Sterlite Limited)

CIN: L13209GA1965PLC00044

Sesa Ghor, 20 EDC Complex,

Patto, Panaji,

Goa 403001, India.

Tel. +91 832 2460601